FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2005 Reference Document

This Reference Document was filed with the Autorité des marchés financiers (French Financial Markets Authority). on April 11,

2006, in accordance with the provisions of Article 212-13 of the General Regulations of the AMF. It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the Autorité des marchés financiers.

Incorporation by reference:

Pursuant to Article 28 of European Regulation No. 809/2004 of April 29, 2004, this Reference Document incorporates by reference the following information which the reader is invited to refer to:

-

With regard to the fiscal year ended December 31, 2004: management report, consolidated financial statements and related auditors’ report, as set out on pages 108-117, 130-196 and 197 respectively of the English version of the reference document filed with the Autorité des Marchés Financiers on April 14, 2005, under number D. 05-0429.

-

With regard to the fiscal year ended December 31, 2003: management report, consolidated financial statements and related auditors’ report, as set out on pages 94-106, 110-187 and 189-190 respectively of the English version of the Reference Document filed with the Autorité des Marchés Financiers on April 1, 2004, under number D. 04-0380.

The information included in these two reference documents, other than that referred to above, is replaced or updated, where applicable, by the information contained in this Reference Document. Both these Reference Documents are accessible under the conditions described in Section 24 “Documents accessible to the public” of this Reference Document.

This Reference Document contains forward-looking information in Sections 6.1 “Principal activities”, 12 “Information on trends” and in paragraph “Outlook for 2006” in the management report (Section 9.7).

This information does not constitute historical data and there is no assurance that such forward-looking facts, data or objectives will occur or be met in the future.

Such information is subject to external factors, such as those described in Section 4 “Risk management”.

Unless expressly stated to the contrary, the market data included in this Reference Document is based on internal estimates made by SUEZ using publicly available information.

SUMMARY

1	PARTIES RESPONSIBLE FOR THE REFERENCE

     DOCUMENT

Party responsible for the accuracy of the information in the Reference Document

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer

Declaration by such party

“To my knowledge, after taking all reasonable measures for this purpose, the information presented in this Reference Document fairly reflects the current situation and no material omission has been made. The company has obtained from its statutory auditors a letter drawn up at the end of their audit engagement in which they state that they have carried out an audit of the financial position and the financial statements presented in this Reference Document and have read the Reference Document in full.

Our statutory auditors have issued reports on the historical financial information presented in this Reference Document.

Without qualifying their opinion, the statutory auditors made a comment in their report on the consolidated financial statements for the year ended December 31, 2003, prepared in accordance with accounting principles generally accepted in France, drawing the reader’s attention to Note 1 to the 2003 consolidated financial statements which describes the change in accounting method with respect to the presentation of energy trading transactions for the Group’s own account, recorded under “Revenues” as of January 1, 2003, net of sales and purchases, and the change in estimates relating to the depreciation periods of nuclear power plants which was increased to 40 years as of the same date.”

Chairman and Chief Executive Officer

Gérard Mestrallet

2	STATUTORY AUDITORS

Names and addresses

Principal Statutory Auditors

•	Barbier Frinault & Autres

Ernst & Young

Represented by Mr. Christian Chochon

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 22, 1983, their appointment was most recently renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2001 for a period of six years and will expire at the close of the 2007 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2006.

•	Deloitte & Associés

Represented by

Mr. Jean-Paul Picard

185, avenue Charles-de-Gaulle, B.P. 136, 92203 Neuilly-sur-Seine

Appointed on May 28, 1999, their appointment was most recently renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 for a period of six years and will expire at the close of the 2011 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2010.

Deputy Statutory Auditors

•	Mr. Francis Gidoin

Faubourg de l’Arche – 11, allée de l’Arche, 92400 Courbevoie

Deputy auditor for Barbier Frinault & Autres

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on May 13, 2005 by the Combined Ordinary and Extraordinary Shareholders’ Meeting of the same date, his appointment will expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for 2006, at the same time as the appointment of Barbier Frinault & Autres.

•	BEAS

7-9, villa Houssay, 92200 Neuilly-sur-Seine

Appointed on May 28, 1999, their appointment was most recently renewed by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 for a period of six years and will expire at the close of the 2011 Ordinary Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2010.

Resignation/non-renewal of appointment

Not applicable.

3	SELECTED FINANCIAL INFORMATION

Pursuant to European Council regulation no. 1606/2002 adopted on July 19, 2002, the Group’s consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union. As regards the Group, the IFRS adopted for use by the European Union do not differ from the IFRS published by the International Accounting Standards Board (IASB).

Comparative information for 2004 has been restated in accordance with the IFRSs that were effective when these financial statements were prepared, pursuant to the principle set out in IFRS 1 – First-time Adoption of International Financial Reporting Standards.

Until December 31, 2004, SUEZ’s consolidated financial statements were prepared in accordance with French GAAP.

SUEZ has applied the specific first-time adoption rules set out in IFRS

1. The reconciliation schedules for the balance sheets at January 1,2004 and December 31, 2004 and the 2004 income statement, together with any differences between the two sets of standards, are presented in Note 2 – Section 20 of the consolidated financial statements.

The schedules below set out the key figures reported by SUEZ for the four years ended December 31, 2004, 2003, 2002 and 2001, prepared in accordance with French GAAP. The key figures reported by SUEZ for the years ended December 31, 2005 and 2004 are presented in accordance with IFRS:

Presentation for each fiscal year of the period covered

		SUEZ
		IFRS
In millions of euros		2005	2004
1.	Revenues	41,488.9	38,057.7
	of which revenues generated outside France	31,769.2	29,481.1
2.	Income
	- Gross operating income	6,508.2	5,932.4
	- Operating income	3,902.2	3,736.7
	- Net income	2,512.7	1,696.4
3.	Cash flow
	Cash flow from operating activities	5,825.5	4,970.1
	of which gross cash flow before financial loss and income tax	5,750.9	5,680.8
	Cash flow from (used in) investing activities	(8,992.0)	124
	Cash flow from (used in) financing activities	6,488.3	(8,083.4)
4.	Balance sheet
	Shareholders’ equity	16,511.4	7,837.5
	Total equity	19,089.6	12,916.2
	Total assets	80,281.5	60,226.5
5.	Share data (in euros)
	- Average number of shares outstanding (a)	1,053,241,249	995,133,046
	- Number of shares at year-end	1,270,756,255	1,020,465,386
	- Net earnings per share (b)	2.39	1.70
	- Dividend distributed (b)	1.00	0.79
6.	Total average workforce	208,891	217,180
	- Fully consolidated companies	157,918	160,966
	- Proportionally consolidated companies	41,673	50,614
	- Companies accounted for under the equity method	9,300	5,600

(a) Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

(b) 2004 IFRS dividend adjusted for the impact of the capital increase with preferential subscription rights carried out in 2005. 2005 dividend: as recommended.

		French GAAP
In millions of euros		2004	2003	2002	2001
1.	Revenues	40,739.4	39,621.8	46,089.8	42,359.2
	of which revenues generated outside France	31,278.7	29,871.3	36,119.5	33,373.5
	Pro forma trading revenues (excluding energy trading)	40,739.4	39,621.8	40,783.9	N/A
	of which revenues generated outside France	31,278.7	29,871.3	31,241.6	N/A
2.	Income
	- Gross operating income	6,198.2	6,010.9	7,253.7	7,737.9
	- Operating income	3,601.3	3,204.9	3,707.6	4,063.8
	- Net income	1,804.4	(2,165.2)	(862.5)	2,086.7
3.	Cash flow
	Cash flow from operating activities	4,376.5	4,495.6	4,826.5	5,402.5
	of which gross cash flow	4,486.6	3,726.9	4,856.7	4,816.7
	Cash flow from (used in) investing activities	(281.6)	3,607.9	(3,200.9)	(4,332.0)
	Cash flow from (used in) financing activities	(7,084.1)	(6,190.0)	1,719.8	(889.3)
4.	Balance sheet
	Shareholders’ equity	7,922.5	6,895.7	10,577.5	14,397.2
	Total equity	12,693.0	11,742.9	15,768.2	20,844.2
	Total assets	62,981.9	69,950.2	84,151.3	89,481.4
5.	Share data (in euros)
	- Average number of shares outstanding (a)	995,133,046	993,508,578	991,270,887	985,089,012
	- Number of shares at year-end	1,020,465,386	1,007,679,806	1,007,422,403	1,026,280,965
	- Net earnings/(loss) per share (a)	1.81	(2.18)	(0.87)	2.12
	- Dividend distributed	0.80	0.71	0.71	0.71
6.	Total average workforce	217,180	233,009	241,607	360,142
	- Fully consolidated companies	160,966	173,368	189,062	177,545
	- Proportionally consolidated companies	50,614	49,694	26,680	31,773
	- Companies accounted for under the equity method	5,600	9,947	25,865	150,824

(a) Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

4	RISK MANAGEMENT

4.1	RISK MANAGEMENT

4.2	INDUSTRIAL RISKS AND RISKS ASSOCIATED WITH THE ECONOMIC, COMMERCIAL AND CONTRACTUAL ENVIRONMENT

Regulatory and competitive risks

Risks relating to the economic environment

Partnership risks

Emerging market risks

Dependence on customers and suppliers

Risks relating to occupational illnesses

Risk on retirement commitments

4.3	MARKET AND FINANCIAL INSTRUMENTS RISKS

Raw material risks

Exchange rate risk

Interest rate risk

Cash risk

Counterparty risk

4.4	ENVIRONMENTAL RISKS

Risks relating to the management of facilities

Risks relating to operating nuclear power plants

Risks related to the exploitation of the « high

threshold » Seveso sites

Risks related to climate change

4.5	INSURANCE

Material damage and loss of income

Personnel coverage

Civil liability

4.6	SAFETY AND CRISIS MANAGEMENT

4.1 RISK MANAGEMENT

The Group has adopted a policy of integrated management for business risks (Enterprise Risk Management, ERM), which oversees the techniques of evaluation and management of risks already existing within the Group. The goal of this policy is to provide a complete overview of the portfolio of risks by using common methodologies and tools throughout all divisions and functional management groups, which are also responsible for operationally implementing risk management systems adapted to their specific activities.

The coordination of this integrated approach is the responsibility of the Chief Risk Officer (CRO), who reports directly to the office of the chairman of the Group. He supervises this ERM function as well as Internal Audit and Insurance. A network of Risk Officers is in place in the various divisions of the Group in order to implement these methods and tools. This network is managed by the Group Risk Officer and, together with four operational directors (Audit, Insurance, Internal Control and Management Control), forms the risk consultation committee, known as “The Risk Advisory Committee, which meets quarterly.

A process for mapping the risks for the entire Group has been in place for several years. Risks are identified, evaluated (in terms of significance and frequency), and quantified insofar as possible, and the means of addressing the risks is reviewed, a process which results in action plans. There is no a priori exclusion concerning the nature of the risk identified, nor in the type of activity covered within the scope of the analysis in this risk mapping process.

This process allows us to construct an annual assessment of the Group’s major risks, based on the work of identifying risks in the operational entities and on the mapping of major risks at the division level. It is spearheaded centrally by the Group Risk Officer and in the divisions by the network of Risk Officers. The risk factors presented below are based primarily on the results of these risk-mapping analyses.

Through its ongoing integration into the key processes of the business, this ERM structure has become part of the business’s internal control system and will be evaluated as such by Audit on a regular basis. The annual planning of the Group’s 2006 internal audit programs is primarily based upon the results of this work on risk mapping.

A report by the Executive Committee on the Group’s principal risks was compiled in 2005. A similar report is planned for 2006, as well as a report to the Audit Committee.

4.2 INDUSTRIAL RISKS AND RISKS ASSOCIATED

      WITH THE ECONOMIC, COMMERCIAL AND

      CONTRACTUAL ENVIRONMENT

Regulatory and competitive risks

Many aspects of the Group’s activities, particularly in the production, transport and distribution of electricity, the transport and distribution of natural gas and liquefied natural gas (LNG), water management, the operation and maintenance of nuclear facilities, and the collection and treatment of waste, are subject to strict regulations at the European, national and local levels (competition, licenses, permits, authorizations, etc.). Regulatory changes may affect prices, margins, investments, operations, systems, and consequently, the strategy and profitability of the Group. Recent examples of these regulatory changes may be found in Section 6.1.1.5.4 for the Energy sector (including the liberalization and deregulation of the gas and electricity sectors in Europe) and in Section 6.1.1.6.3 for the Environment sector. Despite the oversight systems we have implemented, it is impossible to anticipate all regulatory changes, but the Group diversifies these risks by exercising its principal activities in different countries, each of which has its own regulatory systems. Furthermore, certain regulatory changes actually open new market opportunities for the Group’s activities.

The Group’s activities are also subject to numerous laws and regulations concerning the environment, health protection and safety standards. These rulings relate to air quality, waste water, drinking water quality, the treatment of hazardous and non-hazardous waste, the management of nuclear facilities and LNG terminals, and soil contamination. A change or tightening of the regulatory framework could impose on the Group costs or additional investments which the Group will not be able to adequately fund from its revenues. Following such a change or tightening, the Group may be compelled to exit an activity without being assured that it will be able to cover the costs relating to such an exit. Furthermore, the performance of its activities is dependent upon the obtaining or renewal of various permits and authorizations from regulatory authorities, requiring procedures that are often long, uncertain and costly. Obtaining such permits and authorizations may not occur or may occur late despite the commitment to substantial financial outlays. Finally, regulations on investments and operating costs affect not only the Group, but also its customers, particularly local government concessionaires, especially with regard to compliance obligations. If a customer does not observe its obligations, there may be harm caused to the operator, which could negatively affect its reputation and growth capacity. Beyond contractual precautions negotiated on a case by case basis, the Group strives to limit its overall risk, by implanting an active environmental policy (see Section 6.6.1, “Environmental Policy”) and by the management of a comprehensive insurance program (see Section 4.5, “Insurance”).

Most of the Group’s activities are subject to strong competitive pressures from the major international operators, and from “niche players” in some markets. In the Energy sectors, the deregulation of the electricity and gas markets in both Europe and the United States has opened the door to new competitors, introduced volatility into market prices and raised questions on long-term contracts. This competitive pressure may have a significant negative effect on sales prices, margins and the market share of businesses. In the Environment sectors (Water and Waste Services), SUEZ’s activities are also subject to strong competitive pressure from both local and international operators, resulting in pressure on sales prices to industrial and municipal customers.

Risks relating to the economic environment

Certain activities of the Group, particularly services provided to industrial customers, are sensitive to economic cycles. Any economic slowdown, particularly in the developed countries, has a negative impact on industrial investment, and a consequent negative influence on the demand for facilities services and project engineering provided by the Group’s services entities. This fluctuation in demand causes significant variations in the level of activity for these businesses, which, despite their efforts to control variable costs, cannot systematically offset the impact of the drop in their revenues during certain time periods. On the other hand, it should be noted that this risk does not have an impact on energy and multi-technical areas, which are benefiting from the increasing tendency of industrial customers to outsource these services.

In western Europe, these service activities for industrial customers may be temporarily affected by the relocation of activities to countries with lower salary levels. On the other hand, economic development in these other countries represents an opportunity for strong growth.

These risks, tied closely both to the economic environment and to relocation, are limited for the Group in light of the diversity of the countries where it operates and its portfolio of industrial customers.

Similarly, changes in raw materials prices, particularly oil products, whose prices are subject to abrupt rises, may have a significant impact on the cost of supplies for certain of the Group’s activities. Although most contracts include clauses providing for cost indexation, it is possible that the indexation formula may be imperfect or that there may be a time lapse during which the coverage may not be comprehensive. The profitability of these activities may thus be affected, usually only temporarily. Tools for managing risks related to raw materials used by the Group are explained in Section 4.3 below.

Partnership risks

The Group sometimes develops its activities in partnership with local public authorities or with local private entities.

These partnerships are one of the ways that SUEZ can share the economic and financial risk involved in some large projects, limiting the capital committed and allowing it to more effectively adapt to the specific context of local markets. In addition, such partnerships may be required by local environmental regulations. The partial loss of operational control is often offset by a reduction in the amount of capital committed to the project, but this situation is managed contractually on a case by case basis.

In any case, changes in the project, the local political or economic context, or even the partner’s financial situation may eventually lead to a breakup of the partnership, particularly through the exercise of sale or purchase options between the partners, through a request for dissolution of the joint venture by the partners, or through the exercise of preemptive rights.

Such situations may also cause the Group to decide to strengthen its financial commitments in certain projects, or, in the event of conflict with the partner(s), to seek solutions from competent courts or arbitrators.

Emerging market risks

Although the Group’s activities are primarily concentrated in Europe and North America, which together represented 88.5% of consolidated revenues and 82.2% of capital invested in 2005, the Group is also active in global markets, particularly in emerging markets.

The Group’s activities in such countries involve a number of potential risks that are higher than those in developed countries, particularly volatility in the GDP, economic and governmental instability, regulatory changes, nationalization or expropriation of privately held assets, recovery difficulties, social upheaval, significant fluctuations in interest and exchange rates, the imposition of taxes or related withholdings by governments and local authorities, exchange controls and other disadvantageous actions or restrictions imposed by governments.

The Group manages these risks through partnerships and contractual negotiations adapted to each situation. It determines the nature of its activities in emerging countries by applying a selective strategy based upon a close analysis of country risk.

Changes during 2005 in the situation of SUEZ Environment in Argentina (especially the termination of the Aguas de Santa Fe and Aguas Argentinas concessions) are described in sections 6.1.1.6.4 and 20.8.

Dependence on customers and suppliers

In both the Energy and Environment sectors, subsidiaries of the Group are engaged in contracts, particularly with government entities, whose performance may depend on a few customers, or even on a single customer.

For example, this is the case with management contracts pertaining to water or certain activities relating to the production and sale of electricity under medium and long-term sales contracts (“power purchase agreements”), as well as management of non-hazardous waste disposal incinerators.

The refusal or inability of a customer to observe its contractual commitments, particularly with regard to fee adjustments, may compromise the economic equilibrium of contracts and the profitability of investments which may have been undertaken by the operator. In the event of the failure of co-contractors to observe their commitments, and despite the contractual provisions relating to such a situation, total repayment is not always obtained, which may affect the Group’s revenues and net income. The Group has encountered such situations, particularly in Argentina.

Similarly, companies within the Group may depend on a limited number of suppliers for the provision of water, non-hazardous waste, various fuels, and the equipment necessary for the management of water treatment plants, thermal plants or waste treatment centers.

Any interruption of supplies, any delay in providing supplies or any failure to respect a technical performance guarantee for a piece of equipment, even if caused by a supplier’s failure to perform under a contractual guarantee, may potentially diminish the profitability of a project, especially in the area of electricity production, with the development of new high-performance gas turbines, despite the contractual protection provisions in place.

The wide range of the Group’s activities and their geographic distribution result in a variety of situations (delays in customer payments, supplier issues, use or non-use of subcontractors, etc.,) and a diverse clientele (industries, local authorities, and individuals). The Group believes that there is no single supplier, customer or subcontractor relationship whose interruption would have critical consequences for the Group. Regarding the mix in its energy supply providers in particular, the Group is not dependent on a single source of energy or on a single supplier country for the pursuit of its activities.

Risks relating to occupational illnesses

The Group closely monitors its conformity with legal and regulatory provisions concerning health and safety in its various locations and takes steps to ensure the health and safety of its employees and subcontracting employees. It may, however, be exposed to cases of occupational illness, which may give rise to legal actions against the Group, and the potential payment of damages and interest.

The principal exposures to this risk concern:

•	activities involving work on facilities situated in the hot zone of nuclear plants due to the risk of ionizing radiation;

•	activities involving work on pipes or technical facilities which are insulated against heat or cold, or located in flocked areas of buildings, presenting asbestos related risk;

•	activities involving work on refrigeration, air conditioning or hot water network installations entailing the risk of Legionnaire’s disease.

Issues relating to ionizing radiation, asbestos and Legionnaire’s disease are closely monitored in all the divisions. To our knowledge, the estimated or future costs associated with these problems are not likely to have a significant negative impact on the Group’s financial situation.

Risk on retirement commitments

The Group has commitments to employees relating to retirement and various post-employment benefits. Where these commitments arise from defined benefit plans, provisions are made in the accounts (see Note 25 to the consolidated financial statements, Section 20) and their financing is partially covered through pension funds and insurance companies.

The risks pertaining to these plans relate to both the amount of the commitments and to the growth rate of the asset coverage.

The amount of these commitments is calculated on the basis of estimates which depend on certain assumptions, particularly concerning inflation, salary increases, mortality rates, employee turnover, retirement age, and benefits provided by local systems.

In the future, these assumptions may be subject to adjustments which may increase the Group’s actual commitments to pensions, and it may therefore be necessary to increase the amount of related provisions and, in certain cases, pay in additional contributions. More specifically, changes in national legislation may cause mandatory new adjustments, for example regarding discrimination between subsidiaries. This would have an unfavorable impact on the Group’s balance sheet and income.

Furthermore, the calculation of commitments is based on a discounted rate which is tied to market interest rates; a drop in market rates could result in a substantial increase in the present value of commitments, which would not necessarily be offset by an equivalent appreciation of the asset coverage. Considering the current level of discount rate which is particularly low, it seems unlikely that a significant additional drop would occur.

For several years, the Group’s policy has been to replace defined benefit plans as much as possible with defined contribution plans, which are more transparent and for which costs can be more effectively controlled. This trend will continue, leading to a progressive reduction in the risks borne by the Group.

Regarding the asset coverage that is exposed to market risk, the risk policy on investments is moderate and well diversified, so that a major stock market correction, for example, would not have a disproportionate impact on the Group’s financial situation, particularly with regard to the market value of SUEZ.

4.3 MARKET AND FINANCIAL INSTRUMENT RISK

Raw material risks

In conducting its businesses, the Group participates in commodity markets, particularly in the markets for gas, electricity, and various petroleum products, both to assure supplies over the short and long term and to optimize and secure its energy production and sale activities.

In the Energy sector, the Group also uses derivative products, both to provide price hedging instruments for its customers and to take positions on its own behalf.

The Group is therefore exposed to price fluctuations in these raw materials. It manages this risk by using firm or optional derivative products on organized and over the counter markets.

Exposure to energy trading is measured and managed on a daily basis, in accordance with the limits and management policy defined by Senior Management. This evaluation is made based on the “Value at Risk” (VAR) method, which enables the quantification of the maximum amount of the risk associated with the given holding period of a position and the confidence level.

As of December 31, 2005, the “Value at Risk” of the commodity portfolio under management for trading activities (maximum risk for a 24 hour period with a confidence level of 95%) was €4.3 million. The average of daily VARs was €2.5 million in 2005, compared with €2.7 million in 2004. In conclusion, the maximum VAR observed in 2005 was €7.5 million, while the minimum VAR was €1.1 million.

Exchange rate risk

Because of the geographic diversification of its activities, the Group is exposed to exchange rate risks, i.e. its balance sheet and income statement are sensitive to variations in exchange rates when the statements of its foreign subsidiaries outside the euro zone are consolidated. Most of these risks are generated by the Group’s equity investments in the United States, Brazil, Chile and Thailand.

For investments in currencies not included in the euro zone, the hedging policy involves creating liabilities in the same currency as the cash flows of the assets.

Among the hedging instruments used, foreign currency debt is the most obvious hedge, but the Group also uses derivative exchange rate products which allow the synthetic creation of foreign currency debt: cross currency swaps, exchange rate swaps, and exchange rate options.

However, this policy is not feasible if the hedging cost (basically the interest rate of the foreign currency concerned) is too high. This is the case in Brazil, where, because of an excessively large interest rate differential and also because of an indexation mechanism for local revenues, the Group opted for “catastrophic hedges,” i.e. insurance against a major currency devaluation (risk of an abrupt temporary decline).

Interest rate risk

In order to optimize the cost of its borrowing and/or to reduce its interest rate risk, the Group uses hedging instruments (primarily swaps and interest rate options) which adjust the fixed/variable rate structure of its debt.

As of December 31, 2005, about 65% of the Group’s gross debt was at a variable rate and 35% was at a fixed rate after taking into account financial instruments. Since nearly all the Group’s cash surplus was invested short term, 64% of the net debt was at a fixed rate on December 31, 2005. In view of this situation and the portfolio of hedging options, the Group has only a slight exposure to short-term interest rate fluctuations.

Cash risk

The Group’s ability to meet its financial commitments is the responsibility of its Finance Division. Liquidity is based on the maintenance of cash on hand and confirmed credit facilities. The Group diversifies its sources of permanent capital by issuing bonds publicly or privately, as part of its Euro Medium Term Note program, and by commercial paper issuance in France and Belgium (“billets de trésorerie”) and the United States.

In order to optimize its cash management, the Group has created dedicated finance vehicles which centralize surplus cash from subsidiaries and invest it with borrowing entities in the Group. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance Treasury & Management, etc.) for European countries, and in Houston, Texas, (SUEZ Finance LP) for North America. These vehicles centralize almost all of the surplus cash of controlled companies.

The Group also has available confirmed credit facilities appropriate to its size and its debt maturity schedule.

In 2005, SUEZ took advantage of improvements in market conditions to renegotiate its confirmed lines of credit for a total amount of €6.5 billion.

This renegotiation allowed the Group to improve the financial conditions (commitment fees and margins in case of utilization) and extend the maturity of the credit facilities.

The outstanding issuance of short term notes (billets de trésorerie and commercial paper) rose to €2,520.8 million as of December 31, 2005. These programs are used on a temporary or structural basis to finance the short-term needs of the Group because of their attractive cost and liquidity.

All of the outstandings are backed by confirmed bank credit facilities so that the Group would be able to continue to finance itself in the event that access to the commercial paper market were to dry up.

Non-recourse or limited recourse financing for members of the Group is also used as part of the financing for projects for which the Group wishes to share the specific risks with providers of funds. These financings totaled €2.5 billion at the end of the year, related to Energy and Environment projects.

Counterparty risk

Surplus cash is invested, and financial instruments are negotiated, with top tier international banks. The Group’s counterparties are diversified and selected on the basis of ratings provided by rating agencies and their familiarity with the Group.

In commodity trading activities, credit limits are also set based on the ratings of the counterparties. The counterparty risk is, if appropriate, limited by obtaining letters of credit, guarantees, collateral and netting agreements.

4.4 ENVIRONMENTAL RISKS

Risks relating to the management of facilities

Facilities that the Group owns or manages on behalf of a third party, whether industrial or belonging to a local authority, entail risks from their natural surroundings; including air, water, and soil, and may present risks to the health of consumers, employees or subcontractors.

These sanitation and environmental risks are covered by rigorous and very specific national and international regulations and are subject to regular inspection by governmental authorities. Changing regulations, on both environmental responsibilities and environmental liabilities, carry a risk that the vulnerability of the enterprise engaged in such activities may increase. This vulnerability is evaluated for former facilities (such as disposal sites which have been closed or gas plants), as well as for sites currently in use. Risks also arise from damage to wildlife habitats or plant species, the rarity of which may be subject to debate within the scientific community. This makes the assessment of risk even more difficult to quantify.

In the course of its activities, the Group may have to handle, or even generate, products or sub-products of a hazardous nature. These would include fissionable material, combustibles, and certain chemical products used in water treatment. In waste, some of our facilities are engaged in the treatment of industrial waste or activities which may be hazardous in nature.

In waste management, the gas emissions to be considered include greenhouse gases, gases that increase atmospheric acidity, toxic gases and dust. In water, possible atmospheric pollutants consist primarily of chlorine and gas sub-products resulting from accidental releases of water treatment products. Activities relating to the purification of wastewater and waste treatment may also produce foul odors.

The potential impact of activities involving water in the natural environment may arise from leaching of improperly controlled discharges, contamination by heavy metals in the environment, or water leaks from smoke treatment systems for incineration facilities. These various emissions may result in pollution of ground water or streams. Facilities that treat wastewater release the treated water into the natural environment. These releases may not conform to the standards for released water because of their organic, nitrogen or phosphorus content. Certain facilities managed by the Group are not equipped to handle rain water.

Issues relating to soil pollution in case of accidental spills include the storage of dangerous liquids or products or leaks of dangerous liquids during processing, as well as the storage and application of treated sludge.

The control of all the risks mentioned above is achieved through various methods. The legislation and contracts which form the framework for the Group’s activities clarify the division of responsibilities for management of risk and financial obligations. Various inspections by government authorities ensure sound management by the Group and contribute to the identification of any failure of compliance which could present an industrial or environmental risk. For the portion of risk borne by the operator, internal management processes are implemented at the division level or specifically at the level of the subsidiaries in order to identify these risks, classify them in order of importance, and control them. In situations where the Group takes over sites formerly managed by third parties, it protects itself by contractual provisions and the audits which are customary in such cases. Risks and expenses related to post-operating oversight of discharges managed by the Group are the subject of financial guarantees and specific provisions (see Section 6.6.1, “Environmental Information”).

Failure to observe standards may result in contractual financial penalties or fines. Certain events, particularly those occurring at random, are covered totally or partially by insurance systems (see Section 4.5, “Insurance”).

The 2000/479/EC decision of the European Commission to establish an environmental balance sheet for polluting emissions (EPER, European Pollutant Emissions Register) required member countries to report the amount of emissions produced during 2001 in June of 2003. The next report will be presented in June 2006 and will cover emissions produced in 2004.

Risks relating to operating nuclear power plants

The Group owns and operates two nuclear electricity production sites in Belgium, Doel and Tihange. These sites, which have been active since 1975, have never experienced incidents posing any danger to workers, subcontractors, the population or the environment. One of the indicators of the safety of these facilities is their availability rate, which was 89.2% in 2005.

The personnel in charge of operating activities on these sites have special qualifications obtained through a specific theoretical and practical training program, which includes exercises using a simulator.

The operators of nuclear plants share expertise at an international level and submit to audits (World Association of Nuclear Operators (WANO) and the International Atomic Energy Agency (IAEA)) in order to maintain a high degree of safety. All nuclear sites are certified ISO 14001 and audited by EMAS (Eco-Management and Audit Scheme). The Group controls and consistently reduces the volume of low and medium level waste products during operations. All management of nuclear waste has been placed under the responsibility of the Belgium governmental entity ONDRAF (Belgian Agency for Radioactive Waste and Enriched Fissile Materials); this is also the case for vitrified waste emanating from programs for the treatment of spent fuels on the Cogema-La-Hague site. Spent nuclear fuel is stored on the electricity production sites while awaiting a political decision on the downstream fuel cycle (whether to recycle it or not). The costs pertaining to the management of spent fuel are included in the costs of electricity production from nuclear sources, and provisions are made for these costs (see Note 24 of the notes to the consolidated financial statements).

In addition, other provisions for the shutdown of facilities are allocated (see Note 24 of the notes to the consolidated financial statements). The Law of April 11, 2003, clearly defines the regulations for the use and control of amounts set aside in provisions for the Belgian facilities.

Various political decisions, such as the abandonment of nuclear activities in Belgium, and the difficulties encountered in the course of procedures for obtaining new permits (biomass in the Netherlands and the offshore wind farm in Belgium) may have a negative effect on the Group’s activities and on the improvement in its environmental performance.

If the provisions of the Belgian law on the gradual exit from the use of nuclear energy to produce electricity adopted in January 2003 are actually implemented, the result could be a drop in revenues proportionate to the length of the discounted technical life of the facilities from the date of the first effective closing (2015).

Risks related to the exploitation of the “high threshold” Seveso sites

Within the frontiers of the European Union, the Group manages eight “high threshold” Seveso sites with locations in France, Belgium, Poland, Hungary and Germany. In the environmental sectors, Teris, a subsidiary of SUEZ Environnement engaged in the treatment of hazardous industrial waste, manages the sites at Pont-de-Claix (incineration of chloride solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste). In the energy sector, Fluxys and Fluxys LNG (SEE) manage the sites at Zeebrugge (Liquefied natural gas terminal), Dudzele (storage unit for liquefied natural gas) and Loenhout (underground storage of natural gas), and Electrabel manages the Polaniec and Dunamenti sites.

Teris, Electrabel and Fluxys follow a policy of preventing major accidents, assuring a high level of protection for both people and the environment in its facilities. This risk prevention policy is described in Section 6.6.1, “Environmental Information.”

If the Seveso directive demands were extended outside of Europe, two sites of the SUEZ Energy International Division would be affected: SUEZ LNG NA, a liquefied natural gas terminal in the USA, and Litoral Gas, a propane storage facility in Argentina.

The financial consequences of civil liability which could be incurred by the operators are guaranteed by the Group’s insurance coverage.

Risks related to climate change

Particularly in the areas of electricity and heat production, and the treatment and recycling of waste, the Group carries out activities promoted by national, international and community level programs devoted to combating global warning as set forth in the Kyoto Protocols.

On January 1, 2005, EU Emissions Trading Scheme (EU ETS) became a reality. At this time, it is the only multinational market in the world that imposes objectives for the reduction of carbon dioxide by industry. Not all of the countries in the European Union have been in a position to take the necessary steps for implementation. Some have experienced such delays that at the beginning of December 2005, their registers were still not operational, and a minority of national allocation plans were not finalized (particularly in Poland and Italy).

In the short term, the risks arise primarily from the implementation of the EU ETS market for the first reduction period (2005-2007), the national allocation plans for the second reduction period (2008-2012) (which must be submitted for the European Commission’s approval in June 2006), and access to emission credits from the “projects” market for joint implementation and clean development mechanisms.

In addition, discussions have been opened on the revision of the EU ETS directive, including its field of application. Integration of new sectors could have a direct impact on the Group (if the new sectors included correspond to certain of our activities) or an indirect impact depending on the market’s reactions to these new sectors.

In the longer term, one of the major risks identified in the EU ETS market is the review of national allocation plans every 5 years beginning in 2008. This review opens the possibility of adjustments in the volume of quotas allocated and the method of allocation itself (including opting for a sale by auction). This situation does not allow industrial companies to have a clear view of their obligations over the long term. This uncertainty is also tied to that of governments which have just opened international negotiations in Montreal on the structure and objectives for reducing greenhouse gas emissions (GGE) over the long term (“post 2012”).

A moderate shortage is expected in Europe overall for the first period (2005-2007), but it must be expected that the allocation of quotas for the second period (2008-2012) will include more severe restrictions if the Member States wish to assure that they honor their Kyoto commitments without having to resort to massive purchases of emission rights on the international market. The change in prices of market quotas depends on numerous factors, including the shortage created, as well as the availability of means for businesses to reduce their emissions (including means that rely heavily on external factors such as the level of rainfall for hydroelectricity). In this context, the recent price increases in oil and gas compared with the price of coal have a major impact on the changes in emission levels, and hence on the price of quotas.

Regarding SUEZ, over one hundred SUEZ facilities are covered by the EU ETS directive.

For SES, 76 facilities were affected by the EU ETS directive in 2005 and 96% of the quotas allocated affect facilities located in France (primarily in heating networks and external combustion facilities at industrial sites).

For Electrabel Belgium, 31 facilities are affected by the EU ETS directive and a request for exemption for two backup facilities is still in progress.

Fluxys has six sites covered by the EU ETS directive: the LNG terminal and Peak Shaving in Zeebrugge, the underground storage facility for natural gas in Loenhout and the compression facilities in Weelde, Winksele and Berneau. With the permission of the regional authorities, the Belgian federal authorities have applied to the European Commission for a derogation from the application of this directive for the natural gas transportation sector for the 2005-2007 period.

Outside of Europe, there is no precise indication that allows a forecast of additional costs or difficulties in the near future. However, it is always possible that a government will decide to take restrictive measures in this area.

In the United States, the change in “climate” policies is occurring at the state level, which complicates the overall assessment of risk. For this reason, SUEZ Energy North America closely follows developments in the regulatory framework in each of the states where the Group engages in business activities that could be affected by restrictive measures in this area.

The Group is dedicated to limiting “climate” risks by active surveillance and a diversified composition of its energy portfolio, neither of which precludes the maintenance, the scaling back or even an increase in its coal activities where economic and political circumstances justify it.

In energy services, optimization, conduct and maintenance of facilities work together to increase energy efficiency in facilities which have been entrusted to us, thus controlling energy demands.

In the medium term, efforts are converging to strengthen low carbon energy sources (natural gas, renewable energy) in the global energy mix, encourage the capture of biogas from waste storage sites, and consider the energy produced by the incineration of waste as renewable energy.

In the long term, the Group is focusing on diversifying its energy sources and is now developing a program to upgrade knowledge, as well as a demonstration project to capture and isolate coal emissions in order to make it possible to maintain its coal facilities in a world where carbon emission restrictions are intensifying.

4.5 INSURANCE

The Insurance Division controls the internal network of specialists, “SWIN” (SUEZ Worldwide Insurance Network), which provides its expertise in specialized areas and shares its experience, contributing to greater efficiency in the divisions/business units and in corporate operations.

The policy of transferring unpredictable risks to the insurance market as practiced by SUEZ is applied to the traditional areas of insurance: the protection of assets (material damage and loss of income), the protection of individuals (personnel coverage), third party recourse (civil liability) and the area of automobile insurance.

For each of these areas:

•	the transfer of significant risks continues to be handled as often as possible through the insurance market, with the development of cross-Group programs in areas that are considered strategic;

•	the optimization of the financing of unpredictable risks that are of minor, or even moderate, degree, is largely based on self-insurance plans, whether directly by balancing allowances and retentions or indirectly through the use of captive tools.

Material damage and loss of income

The protection of SUEZ’s assets conforms with generally accepted principles for insuring against damage to assets and business losses. It pertains to assets that are owned, leased or entrusted to SUEZ (particularly in the context of concession agreements).

The Environment businesses benefit from two sequential methods of covering their assets, one aimed at guaranteeing the sites of moderate importance and another which is reserved for more important business facilities. The total capacity of this package is €200 million.

The Energy businesses, whose production centers constitute a major asset, have opted for a regional approach which takes advantage of the capacity available in specialized markets, based on the nature of their equipment. In addition to the typical coverage for fire/explosion, energy production facilities may subscribe to extended risk coverage for breakage of machines due to the nature of the equipment in use (gas turbines, boilers, etc.).

The nuclear plants operated by Electrabel on the Doel and Tihange sites are covered for damage by the mutual insurance company, Nuclear Electric Insurance Limited (NEIL/ONEIL).

Insurance for business losses is subscribed for each case as a function of the analysis of each risk, performed at the appropriate level (which may be the production unit itself or the set of units belonging to the same division of activities, located in the same geographic zone).

Construction projects are covered by an “All Workplace Risks” guarantee, subscribed to by the project owner, project manager or lead company.

Personnel coverage

In accordance with the legislation in effect and with business agreements, programs for the protection of employees against risk of accidents and medical expenses are developed at the level of the operational entities.

These programs may be financed by retention, depending on the capacity of the companies, or by transfer to the insurance market.

Civil liability

Insurance for civil liability subscribed by SUEZ generally falls under the following categories:

General civil liability

In addition to the underlying coverage pertaining to each division/business unit, which normally amounts to €50 million, SUEZ has a global plan which provides (subject to certain exclusions and sub-limits of guarantees imposed by the market) a total capacity of €500 million, all damages combined.

“Maritime” civil liability

The global “General” Civil Liability program of SUEZ applies to the “terrestrial” market and in theory excludes from its scope the areas of insurance that are handled in a special manner, such as, for example, maritime risks, which are covered by specialized markets.

An important part of the Group’s activities necessitates the utilization of ships for the transport of liquefied natural gas (LNG) and sometimes also for coal. Civil liability that could be incurred as a charterer or owner of ships is covered by appropriate policies.

“Nuclear” civil liability

In its role as operator of nuclear plants on the Doel and Tihange sites, Electrabel’s civil liability is regulated by the Paris and Brussels conventions. These conventions established an original dispensatory regulatory framework in common law, inspired by the desire to provide compensation to victims and to encourage solidarity among European countries.

This liability falls exclusively on the operator whose facility is the source of the nuclear accident. In exchange for this strictly objective liability, the amount of the compensation has a ceiling per accident and is limited in time to 10 years. Beyond this ceiling, an additional indemnification mechanism has been established by the governments who signed this agreement.

The Belgian national law of ratification made it the operator’s obligation to subscribe to civil liability insurance. The insurance program to which Electrabel subscribes conforms to this obligation.

“Environmental Damage” civil liability

The Group is covered for risks of environmental damage within the framework of its global Civil Liability coverage.

However, these risks are subject to a special approach because of the conditions imposed by international reinsurance conditions, which generally limit coverage for damage arising from sudden and accidental causes.

As an exception to this principle, the Environment businesses use the coverage from a specialized pool through a reinsurance plan. It has available a package whose capacities are limited in amount and geographic expanse, but which carries extensions of guarantees, including the costs of rectifying pollution and the coverage of events occurring slowly and gradually.

4.6 SAFETY AND CRISIS MANAGEMENT

During fiscal year 2005, the international political context remained highly volatile. Various countries in North Africa and the Middle East, as well as Southeast Asia, have been subjected to unprecedented acts of terrorism. At the same time, Europe also felt the effects of western intervention in Iraq and was again impacted (as it had been the year before in Madrid) with the bombings in London on July 7, 2005.

In parallel, the legal context has also altered, shifting toward greater rigor, and is now characterized by the emergence of new obligations for operators, particularly in the area of protection of vital facilities in the fight against terrorism. In addition, the Law for Financial Security requires the completion of plans for the continuity of vulnerable activities to make possible the continuing operation of a facility, even if such operation is perforce in a “diminished fashion.”

Finally, the recognition and sanction by courts of an obligation “for security by results” for victims of an attack has recently been jurisprudentially applied in a case involving a workplace accident. This type of event is no longer considered as a case of force majeure, exonerating the employer from responsibility, so long as the employer knew (or should have known) the nature of the threats to which it exposed its employees who were assigned to a risk area, if it did not therefore adopt adequate safety measures.

SUEZ has decided to allocate the resources necessary to meet these new obligations and anticipate major crises which may confront the Group, and in 2004 it created a Security Department which is placed directly under the authority of the General Secretary. This department functions within the SGSN (SUEZ Global Security Network), reaching out from the center toward the various divisions of activity and subsidiaries operating worldwide.

The missions entrusted to this department relate primarily to:

Personal safety

There should be coordination and centralization of security measures directed toward expatriate employees of the Group, to deal with all types of threats to which they may be exposed, anywhere in the world.

The mission also includes the control of practices with regard to employees on business trips, as well as preventive measures to be implemented in the event of potentially dangerous demonstrations.

To accomplish this mission, SGSN may rely upon outside service providers who are specialized in the area of health as well as security, and it has also created close ties with appropriate government departments, particularly those of the Ministry for Foreign Affairs.

A permanent “country watch list” has been instituted with the establishment of an internet site especially dedicated to traveling employees. A classification of areas at risk, as well as alerts directed to the appropriate entities, is included in this program.

Security of facilities

The objective is to safeguard and protect the Group’s assets in the face of new threats which may involve material losses by their outright destruction, as well as and above all immaterial losses by theft of information through confidentiality breaches. This mission is based on the performance of security audits and the implementation of a system of reference (particularly for critical facilities currently under construction).

The operational units are being alerted to the production of the continuity plans for activities to enable them to deal with overcoming unconventional situations.

Crisis management

The SUEZ Global Security Network may also be organized into a crisis unit. In such a case, it will be able to call upon the Communications Division and Human Resources, as well as specialized external service providers.

The crisis unit would take action primarily in the event of an attack on individuals or assets, and in case of the occurrence of catastrophic events of a natural, industrial, or even political nature.

This entity would also address the very specific set of problems which would be raised by a possible pandemic such as “bird flu.”

5	INFORMATION ON THE COMPANY

5.1	HISTORY AND GROWTH OF THE COMPANY

5.1.1 Corporate Name and Name of Issuer

5.1.2 Registration

5.1.3 Incorporation

5.1.4 Corporate Headquarter / legal form

5.1.5 Significant events

5.2	INVESTMENTS

5.2.1 Principal investments

5.2.2 Major investments in progress

5.1 HISTORY AND GROWTH OF THE COMPANY

5.1.1 Corporate Name and Name of Issuer

SUEZ

5.1.2 Registration

Commercial Register: Paris 542 062 559 APE Code: 741J

5.1.3 Incorporation

The Company was incorporated on February 23, 1880, and extended in 1941 for a period of 99 years. The term of the Company will end on December 31, 2040 unless wound-up or extended.

5.1.4 Corporate Headquarters / legal form

Address of the main office: 16 rue de la ville l’Evêque 75008 PARIS – France Telephone: 01 40 06 64 00

SUEZ is a “société anonyme” (French corporation) with a Board of Directors. It is subject to the provisions of Book II of the French Commercial Code, applicable to commercial companies, as well as all other provisions of french law applicable to commercial companies. It is governed by current and future laws and regularions, applicable to corporations, and its bylaws.

5.1.5 SIGNIFICANT EVENTS

History of the creation of SUEZ

SUEZ is the result of a merger between Compagnie de SUEZ and Lyonnaise des Eaux, which took place in June 1997. At the time, Compagnie de SUEZ, which had built and operated the SUEZ Canal until it was nationalized by the Egyptian government in 1956, was still a with company holding diversified equity investments in Belgium and France, mainly in the financial services and energy sectors. Lyonnaise des Eaux was a diversified company involved in water and waste management and treatment as well as construction, communications and the management of technical facilities.

In accordance with announcements made in 1997 at the time of the merger, SUEZ gradually ceased to be a conglomerate, becoming an international industrial and services group. Today, SUEZ designs sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals. It sees its mission as responding to essential needs in electricity, gas, energy services, water and waste management.

The Group pursued its steps to integrate its various businesses in 2005, notably following the Group’s successful combined cash and share public tender offer for Electrabel’s minority shares on August 9.

2006 will be dominated by preparations for the merger between SUEZ and Gaz de France, as announced on February 28, which will be submitted for approval to both groups’ extraordinary general shareholders’ meetings at the end of the year, after the various requirements to implement the merger have been satisfied.

5.2 INVESTMENTS

5.2.1 Principal investments

In 2005, the Group’s investments in both intangible and tangible assets totaled €2,667.1 million (see Notes 16 and 17 of Section 20). Cash flows used in investing activities are explained in Section 9.4.2 of the management report.

5.2.2 Major investments in progress

In 2006, investment outlays are estimated at €2.6 billion in the energy business and €1.1 billion in the environmental business.

In addition to maintenance investments, the major energy investments underway are in Europe, the Middle East and the United States.

In the environmental sector, the major investments underway are in Europe and the United States.

6	OVERVIEW OF ACTIVITIES

6.1	PRINCIPAL ACTIVITIES

6.1.1 Nature of operations

6.2	MAIN MARKETS

6.2.1 Main markets – energy

6.2.2 Main markets – environment

6.3	EXCEPTIONAL EVENTS

6.4	DEPENDENCE ON PATENTS, LICENCES OR CONTRACTS

6.5	COMPETITIVE POSITION

6.6	SUBSTAINABLE DEVELOPMENT – ENVIRONMENTAL AND CORPORATE INFORMATION

6.6.1 Environmental information

6.6.2 Human Ressources Policy

6.1 PRINCIPAL ACTIVITIES

6.1.1 Nature of operations

6.1.1.1 Description of the Group’s activities

SUEZ provides services that respond to the basic needs of its diverse customer base.

SUEZ responds to the needs of cities and businesses which are facing new demands due to population growth, urbanization, improved standards of living and environmental protection. The Group’s subsidiaries respond to this challenge every day at a local level, with partnerships based on performance, innovation and exchange of ideas. Their technical and managerial expertise allows them to control energy consumption, limit the release of greenhouse gases, preserve natural resources, and give access to sanitation services, all the while providing ongoing control of risks that could affect the health and security of the population.

SUEZ’s special ability is to conceive, design, implement and manage systems and networks in each of its businesses in order to meet the needs of its customers – businesses, communities and individuals. SUEZ strives to bring them the innovative and customized solutions they require.

The Group’s growth thus depends on its diversified offering of services, which is based on the Group’s extensive expertise, its long experience and many frames of reference, as well as on its financial and geographic flexibility which provides dependable cash flows, and finally on its international network.

In both of its two sectors of activity – energy and environment, SUEZ holds first tier market positions:

• in the Energy sector, SUEZ is a major player, with renowned expertise in various segments of the value chain, from electricity production to energy trading and support activities, transport and marketing of electricity and natural gas, and management of transport and distribution networks, services including construction and operation on the sites of cogeneration units, technical management of facilities owned by customers, optimization of systems, and engineering activities;

• in the Environment sector, SUEZ is a major player in services related to water. It provides the design and management of production and distribution systems for drinking water and the treatment of wastewater, performs engineering activities, and supplies industrial companies with a wide range of services. SUEZ is also a world class player in waste management for municipal customers and businesses. Its capabilities cover the entire value chain – collection, sorting and recycling, incineration, landfill – and the majority of categories of waste, both hazardous and non-hazardous.

SUEZ believes that its diversified customer base constitutes the basis for ongoing business with the potential for organic growth greater than that of the GDP.

SUEZ provides services to two main customer segments:

Municipalities and individual customers

Changes in public policies, national regulations and growing urbanization determine the market potential for the Group over the long term.

Demands from the private sector are growing, because of new liberalization in the markets, public authorities’ awareness of the limitations of their resources and specialized knowledge, and increasingly strong environmental regulations regarding waste services. These demands on the private sector may take the form of privatizations, concessions, or operating and maintenance contracts. The same situation holds true for many communities and international institutions which strive for greater efficiency, with prices that better reflect economic realities, a superior level of service and an increase in the population served.

SUEZ believes that the long-term development potential of these markets is tremendous. In the Energy sector, the continuation of liberalization in Europe will make all residential customers eligible starting from July 1, 2007. With regard to the Environment, delegation to the private sector of the management of services pertaining to water and the collection and treatment of waste remains generally confined to Europe and the United States. On the international front, the long-term requirements are enormous, but the approach to public/private partnerships has not yet been worked out.

As indicated in the Camdessus report1, the private sector can only play a role in the resolution of this international problem if solutions are found to avoid risk-taking being excessive to the detriment of operators, and to ensure that public authorities are in a position to honor their contractual commitments, particularly those relating to charges. Recognition that these conditions are currently not completely fulfilled has resulted in the Group taking certain steps, in various countries, for a number of major contracts which it has obtained internationally in the water sector.

Business customer base

Customers in the industrial and service sectors often seek customized solution which the Group is well equipped to offer in its areas of specialization.

SUEZ offers all of the following:

•	the provision of basic products and services (electricity, gas, water and waste management);

•	a vast range of specialized services, which include the treatment of hazardous industrial waste, the design and supply of water treatment facilities, electrical and mechanical facilities, and air conditioning expertise;

•	management services for industrial, commercial and service facilities, ranging from maintenance to complex outsourcing activities.

SUEZ believes that the market for providing services to businesses will continue to grow in the coming years; the rate of this growth will be correlated with the soundness of national economies. The development of activities that businesses delegate to their service providers shows several marked trends:

•	the increasing trend from simple services (maintenance) to more complex services (facilities management, complete waste management);

•	the necessity for the service provider to commit itself to the success of the project and not just the work to complete it;

•	the sharing, and even the transfer, of all or part of the industrial risk (out sourcing externalization);

•	opportunities related to the pursuit of opening new energy markets.

The contracts that SUEZ offers can be both multi-site – due to its international presence – and single-service or multi-service depending on the customer’s requirements. In this case, they may, for example, include the supply of ultra-purified water (Ondeo), electricity, gas and heat (SUEZ Energy Europe and SUEZ Energy International), the incineration and treatment of waste (SITA), the provision of industrial services (Fabricom), facilities management, or site-based management of energy production (Elyo).

1. Report of the international task force on the financing of global infrastructure for water access, March 2003.

6.1.1.2 Organization of the Group

The organization of SUEZ is integrated around four operational divisions in two sectors of activity – energy and environment.

When a new structure was developed for the Group, the divisions were renamed on March 15, 2005.

•	the Electricité & Gaz Europe (EGE) division, which handles all European activities in the gas and electricity sectors, became SUEZ Energy Europe (SEE);

•	the Electricité & Gaz International (EGI) division, which is in charge of SUEZ’s activities in gas and electricity outside of Europe, became SUEZ Energy International (SEI);

•	the Services à l’Energie et à l’Industrie (SEI) division, which handles SUEZ’s activities in the areas of industrial facility and maintenance services, energy related services and engineering, became SUEZ Energy Services (SES);

•	the SUEZ Environnement division which handles all of the Group’s activities in the fields of Water and Waste Services did not have a name change.

Also refer to Section 25 which presents a list of the significant companies included in each operational division:

6.1.1.3 2005 was a year of continuing integration and dynamic, profitable organic growth for the Group

In 2003, an action plan announced by the Group in January 2003 was implemented, which targeted the improvement and stability of the Group’s profitability as well as the strengthening of its financial condition. At the conclusion of 2003, performance was in line with all the objectives of the action plan, including debt reduction and cost cutting (Optimax program) and a reduction of SUEZ’s exposure in emerging countries.

Within this context, during 2004 we refocused the Group on its two sectors of activity – Energy and the Environment – and launched the implementation of a profitable organic growth strategy based on these two core activities.

In 2005, we continued the Group’s integration, and successfully launched a combined public offering in cash and shares for Electrabel on August 9. This offer was based on two major strategic objectives:

•	first, to increase SUEZ’s exposure in the buoyant energy market through Electrabel;

•	second, to allow SUEZ to seize the growth opportunities made possible by the liberalization of the energy market in Europe, and particularly in France.

The realization of these strategic objectives was particularly well facilitated by the Group’s greater functional integration, which allowed us to accelerate the implementation of operational synergies. In coordination with Electrabel, SUEZ plans to implement operational synergies which will complement the current cost reduction program, Optimax. SUEZ believes that operational synergies worth approximately €250 million before taxes should be feasible at the Group level. Two thirds of these synergies will come from the €15 billion in purchases (excluding energy) which the Group makes, and one third from cost cutting. In order to more thoroughly coordinate the cooperation between SUEZ and Electrabel, as soon as all the necessary application texts are prepared and following the necessary studies, SUEZ intends to create a European Company within the next 12 to 24 months. Following this transaction, SUEZ owns 98.62% of Electrabel’s share capital.

In 2005, SUEZ also pursued a strategy of profitable organic growth in its activities. The Group’s activities experienced dynamic growth in 2005 with revenues showing organic2 growth of 6.3%. The Group’s revenues were €41.5 billion in 2005.

2. With same Group structure and constant accounting methods and exchange rates, excluding energy trading and fluctuations in gas prices.

Revenue breakdown

In millions of euros (except % figures)		2005 IFRS		2004 IFRS	Organic growth
SUEZ Energy Europe	14,193	34%	12,896	34%	3.9%
SUEZ Energy International	5,879	14%	4,892	13%	15.4%
SUEZ Energy Services	10,329	25%	9,733	25%	6.0%
SUEZ Environment	11,089	27%	10,537	28%	5.1%
TOTAL GROUP	41,489	100%	38,058	100%	6.3%

As in 2004, the business of SUEZ Energy International has been bolstered by very buoyant sales activities and has enjoyed extremely sharp organic growth of 15.4%. Growth in electricity sales volumes was particularly strong in North America, boosted by the success of direct sales to industrial and commercial customers and new power stations coming on stream. Sales in South America and in Asia/Middle East also enjoyed sharp growth. In Europe, organic growth in SUEZ Energy Europe revenues came in at 3.9% with, for Electrabel, an increase in wholesale sales of electricity and gas and the continued development of commercial activities in France, Germany and Italy. SUEZ Energy Services posted organic growth of 6.0%, driven by commercial developments in France, the Netherlands and Italy. The activities of SUEZ Energy Services produced organic growth of 6.0%, boosted by commercial development in France and the Netherlands, which more that offset a contraction in engineering activities attributable to the completion of several turnkey projects. In conclusion, the organic growth of SUEZ Environment (+5.1%) is a significant rise when compared to 2004 (+1.6%), The activities of Eau Europe (Europe Water) showed organic growth of 5.1%, coming principally from Agbar in Spain and the strong growth in sanitation activities and service provision in France. After flat organic growth in 2004, the activities of Propreté Europe (Europe Waste Services) also resulted in organic growth of 1.8% in 2005, driven by growth in France and the United Kingdom, particularly owing to the commissioning of new incinerators and an improved economic environment. International activities experienced organic growth of 8.9%, resulting primarily from price increases in Chile and growth in Lydec’s sales in Morocco, as well as continued growth in Brazil, Australia and China. Finally, Degrémont benefited from new contracts in South America and Australia, which brought its organic growth to 14.3% in 2005.

Viewed from a geographic perspective, the activities of SUEZ are global but Europe remains its most important market. The Group earned 79% of its revenues there in 2005. France and Belgium made the largest contribution of 50%. The combined contribution of Europe/North America was stable compared with 2004 levels at 89%.

The table below reviews the changes in the consolidated revenues, profitability and financial situation of the Group over the last three years:

In millions of euros	2005 IFRS	2004 IFRS	Gross variance in %
Revenues	41,489	38,058	+9.0%
Gross operating income	6,508	5,932	+9.7%
Net income attributable to equity of the parent	2,513	1,696	+48.1%
Gross cash flow	5,751	5,681	+1.2%
Net debt	13,809	11,696	+18.7%

Gross operating income was up 9.7% in actual terms; excluding movements in consolidation and exchange rates, the increase amounted to 9.0%.

Organic growth for SUEZ Energy Europe’s gross operating income amounted to 6.1%, with especially high growth in Benelux that was boosted partly by non-recurring items including intercommunity sales, but above all by a sharp improvement in margins due to higher electricity and gas market prices, the diversified structure of Electrabel’s production capacity and continued efforts on cost control. 2005 also saw steady confirmation of growth at Electrabel’s plants outside Benelux including several plants coming on stream in Italy. In addition, Electrabel’s trading business was considerably bolstered by the high prices of petroleum products and electricity, while Distrigaz posted gains on financial hedging instruments. The sharp rise and volatility in gas prices on the short-term markets also enabled Distrigaz to benefit from arbitrage opportunities.

SUEZ Energy International posted an increase in gross operating income of 9% overall. Growth varied depending on the geographical region. South America contributed the most, particularly Brazil where it was the last year for the replacement of the initial contracts by bilateral contracts with higher margins – this more than offset the negative impact of a rise in sales taxes. Similarly, the Asia/Middle East region posted sharp growth in gross operating income due to sales increases, the renegotiation of maintenance contracts in Thailand and the full year effect of the power plant in Baymina, Turkey, coming on stream in February 2004. By contrast, North America declined on an organic basis due to the poor operating environment in the second half: startup problems in the liquefaction plants of Atlantic LNG, which, coupled with a global lack of LNG on the world market led to under-capacity for a methane tanker, losses on the unwinding of hedging contracts and pressure on margins for direct sales of electricity to industrial and commercial customers in a period of sharp price rises.

SUEZ Energy Services posted organic growth in gross operating income of 0.7%. This low apparent increase arose due to difficulties facing Tractebel Engineering on the Norwegian Snohvit contract while the services and installation activities sharply improved performance largely due to continued commercial development in services in France and Europe, an improved order book for Ineo and new contracts for installation and related services coming into effect, and lastly, the positive effects of the restructuring undertaken and renegotiation of loss-making contracts in the various entities.

Lastly, SUEZ Environnement enjoyed particularly sharp growth in gross operating income of 11.4%, up from a 3.5% increase in 2004. This growth arose primarily due to the water business in Europe and internationally while Degrémont made a steady recovery following the year 2004 when it was hit by the closure of the business in UK and Colombia. Waste services in Europe continued to suffer from a dull economic climate largely due to high diesel prices, additional waste sorting costs following the introduction of the ‘Tasi’ law on June 1, 2005 in Germany, and generally due to a difficult economic environment in France in the first half of the year and in the Netherlands throughout the year.

In the year, overall, SUEZ beat the objectives previously presented: organic growth in sales came in at 6.3% and gross operating income at 9%, which were in line or above the range of 4 to 7% announced for the period 2004 – 2006.

6.1.1.4 Strategic priorities for 2006

The Group has an excellent industrial outlook based on a buoyant market for energy and the environment and dynamic sales teams.

SUEZ’s competitive position in its business segments, its experience and its technological leadership represent strong sources of future growth.

SUEZ will continue its campaigns to increase operating margins and generate cash in all its businesses.

For 2006, operating performance is expected to come in at the top range of the Group’s medium-term objectives:

•	Organic growth in sales of between 4 and 7%;

•	Growth in gross operating income of more than 7%;

•	In view of the accumulated total as of December 31, 2005 of 6.2 billion euros excluding the purchase of the minority interests in Electrabel, the total capital expenditure target over the period 2004 to 2006 of 10.5 billion euros and the ongoing objectives to improve ROCE (return on capital employed) are expected to be met.

Confident in the prospects facing each of the Group’s business lines, at its meeting on March 8, 2006, the Board of Directors confirmed its dynamic dividend payout policy in line with growth in net income and offering a competitive dividend yield. For 2006, the ordinary dividend that will be submitted to the general shareholders’ meeting amounts to 1 euro per share, up 25% over the dividend paid in 2005 in respect of fiscal year 2004.

SUEZ Energy Europe

•	Maintain leading position and safeguard margins in Benelux by focusing on customer relations and strengthening competitivity of production plant.

•	Develop convergence of gas/electricity.

•	Develop activities in France from positions acquired in electricity and gas based on SUEZ’s existing sites in the environment and services businesses.

•	Continue business developments and targeted investments on the markets of the traditional major operators and on other European markets on an ad-hoc basis.

SUEZ Energy International

•	Focus on organic growth around SUEZ Energy International’s key positions and in other countries where growth in energy demand is expected to be strong on an ad-hoc basis.

•	Concentrate sales activities on commercial and industrial customers.

•	Maintain a balanced portfolio management strategy aimed at achieving optimal risk/return ratio.

SUEZ Energy Services

•	Continue improvement in SUEZ Energy Services’ profitability by implementing all internal synergies.

•	Strengthen leadership position on domestic markets (France and Benelux) and selectively grow on other profitable European markets.

•	Develop the business mix by bolstering the proportion of Services.

SUEZ Environment

•	Prioritise profitable organic growth targeted on developed countries, particularly Europe, by maximising the Group’s technical and commercial advantages in a context of ever stricter environmental regulations.

•	Outside Europe, maintain strict selectivity of opportunities and improvement in the profitability and financial returns of lowest performing assets.

Furthermore, 2006 will be dominated by preparations for the merger between SUEZ and Gaz de France, as announced on February 28, which will be submitted for approval to both groups’ extraordinary general shareholders’ meetings at the end of the year, after the various requirements to implement the merger have been satisfied, including the following:

•	Changes to the law, particularly to allow the French government to reduce its equity interest in Gaz de France below the current minimum limit of 70%;

•	Submission of the transaction to the European Commission and regulations. other relevant authorities;

•	Registration of documents relating to the merger by the financial market authorities.

Following the successful tender offer for Electrabel in 2005 and the launch of the planned merger project in 2006, the new group arising from the SUEZ/Gaz de France combination will be one of the best placed to benefit from the deregulation of the energy markets in 2007.

6.1.1.5 Nature of transactions – the Energy sector

6.1.1.5.1 Organization and financial highlights

Data in millions of euros	Fiscal year ended on 12/31/2005	Fiscal year ended on 12/31/2004
Revenues	30,401	27,521
Gross operating income	4,752	4,387
Capital employed	25,108	16,903
Number of employees	84,902	87,300

SUEZ’s competences in the energy sector encompass the whole value chain (apart from gas exploration and production). Such diversity enables Electrabel, Distrigaz, Fluxys, SUEZ Energy International, Elyo, Fabricom and Tractebel Engineering to develop tailor-made solutions corresponding to the many requirements of companies and local communities.

Production capacity

SUEZ owns and is developing a flexible and efficient production capacity in its key markets: Europe, North America and South America, as well as the Middle East and Asia. The Group’s capacity installed and under construction at December 31, 2005 amounts to 54,622 MW3 (excluding development).

Natural gas is the fuel most used by production units managed by the Group with 39% of capacity managed (contracted capacities included), versus 12% for oil and 9% for coal. Hydraulic power represents 24%, nuclear power 12%, and other sources 4%.

SUEZ considers that this structure guarantees a robust competitiveness in terms of return from power plants as well as in terms of environmental impact. In fact, for the most part, the production capacity includes efficient technologies and fuels that are less pollutant than other fossil fuels such as coal. The Group is continuing its development effort along these lines, but is also participating in research work aiming to increase the return from coal-fired power plants and improve the environmental impact of this technology.

3.

MW always expresses net output unless otherwise specified: gross output less the power plant’s consumption. The capacities installed correspond to 100% of the power from power plants entering into the scope of consolidation (equity method, proportional consolidation and full consolidation).

Cumulative output from projects under construction4 amounted to 4,981MW at 31 December 2005. Taking into account the provisional timetables for the operational launch of units, SUEZ anticipates an increase in its installed capacity of 3,223 MW in 2006, 1,696 MW in 2007 and 62 MW in 2008.

As for projects under construction, use is made of gas technologies (CCGT/Open cycle…) for 88.8%, of renewable technologies (wind 7.6% and small hydro 1.4%) and of classical thermal solutions for 2.2%.

Energy trading

The Group’s energy trading activities form part of its business model which aims to manage the balance between production assets, long term contracts on fuel procurements and sales via the centralized portfolio management function. In addition, the Group is developing an energy trading activity in Europe on its own account as well on behalf of its customer-base.

At the European level, Electrabel is one of the pioneers in energy trading. This long experience allows it to offer innovative products and services by combining the physical supply of electricity and natural gas, access to networks and financial instruments. Its trading activities enable it to optimize its overall position on energy markets (fuel purchases, exploitation of power plants and sales). Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from Benelux to Poland. It is one of the founding members of the Amsterdam Power eXchange, Endex and Powernext, the manager of the French Power Exchange.

On the Belgian market, Elia, APX and Powernext have signed a cooperation agreement on setting up the Belgian Power Exchange, Belpex. The linking of Belpex, APX and Powernext is anticipated in 2006 in order to ensure sufficient liquidity on Belpex.

In the USA, the energy trading activities implemented by SUEZ Energy International companies are currently centered around trading based on existing assets. This activity, which requires initiatives in the area of risk management linked to the prices of products (purchases of fuels and sale of electricity included), calls directly on the company’s assets and is intended to optimize the operating results of such facilities.

4.

Projects under construction are projects for which a construction contract is in place and an order has been given to the contractor to commence work. They are distinct from projects under development, which are projects that are identified and under study, but not decided.

SUEZ Energy International manages its trading activities in the USA through SUEZ Energy Marketing NA, formerly Tractebel Energy Marketing, Inc., while Electrabel and Distrigaz assume this function in Europe for SUEZ Energy Europe (SEE).

The Group’s presence on the electricity and natural gas markets and in services is covered by three operating divisions:

SUEZ Energy Europe

Development of the Group’s electricity and gas activities in Europe is entrusted to the SUEZ Energy Europe (SEE) division. Its objective consists of maximizing all synergies present within in to the benefit of its customers.

For electricity and gas activities in Europe, the major companies making up SEE are as follows:

•	Electrabel (98.62%-owned as at December 31, 2005), European provider of global and tailor-made energy solutions (production, trading, sales, and distribution networks);

Distrigaz and Fluxys, resulting from the split of the former Distrigaz’s activities between the trading and transport of gas.

The Group’s interest in these two companies was increased in 2004 in line with Shell’s withdrawal. At December 31, 2005, the Group’s participating interest was as follows:

•	57.24% in Distrigaz;

•	57.25% in Fluxys.

Electrabel, Distrigaz and Fluxys are listed on Euronext Brussels.

Overall, SEE’s activities represent some €14.2 billion in revenues in 2005 for a workforce of approximately 15,800.

SUEZ Energy International

SUEZ Energy International (SEI) is responsible for the Group’s energy and service activities on markets outside Europe. Electricity and natural gas make up SEI’s core business. This covers the production of electricity, the trading, marketing and sale of energy, as well as the management of transport and distribution systems and Liquefied Natural Gas (LNG).

SEI is organized into four regional entities coordinated by a central organization located in Brussels.

These four regions are as follows:

•

North America, where SUEZ Energy North America, a wholly-owned subsidiary of SEI based in Houston, manages all of the Group’s electricity and gas activities in the USA, Canada and Mexico, including the LNG regasification facilities;

•

South America, where SUEZ Energy South America, a wholly-owned subsidiary of SEI based in Florianopolis (Brazil), manages all of the Group’s electricity and gas activities in Brazil, Chile, Peru and Argentina;

•

Middle East – Asia, where SUEZ Energy Asia, a wholly-owned subsidiary of SEI based in Bangkok, manages all of the Group’s electricity, gas and sea water desalination activities in Thailand, Laos, South Korea, Singapore, Turkey and the Gulf Cooperation Council countries;

•

LNG, a sector in which SUEZ Global LNG, a wholly-owned subsidiary of SEI based in London and Luxembourg, is responsible for LNG activities, procurement, coordination of transport and management of holdings in liquefaction projects around the world.

Overall, SEI’s activities represent some €5.9 billion in revenues in 2005 for a workforce of approximately 4,100.

SUEZ Energy Services

As European leader in installation and technical services, SUEZ Energy Services (SES) offers its customers in the industrial and services sectors, local communities and public authorities (in particular the Ministry of Defense) and infrastructures, global solutions ranging from the design, construction and maintenance of facilities, through to the management of energies and utilities or even multi-technical management in the long term. With its presence across the whole value chain of technical services, SUEZ Energy Services makes its many and varied competences available to its customers and accompanies them throughout the life-time of their facilities and sites. The services provided by SUEZ Energy Services enable its customers to optimize their assets, manage their costs more effectively and focus on their core business.

SES’s businesses are flourishing: amongst other things, they correspond to the growing concerns of customers to achieve ever greater efficiency in terms of energy and the environment for their heat and electricity generating systems. While energy-intensive industrials – such as iron & steel, cement and petrochemical plants – were among the first to seek out solutions that were at the same time efficient and cost-effective in order to have control over their energy costs, this concern now extends across all sectors: infrastructures, local authorities, services and industrial.

To these economic concerns can be added environmental and governmental constraints such as the management of green certificates, the possible introduction within the EU of white certificates or energy saving certificates (already introduced in various forms in Italy and the United Kingdom and in France), and the European directive in the field of energy efficiency which is particularly ambitious with regard to the energy savings to be realized between now and 2015. In this context, it is essential to choose a partner such as SES that have the capacity to assume overall responsibility on the issue and put forward an offer that is scaled to the specific requirements of customers.

The offer from SES may include techniques representing high energy efficiency such as cogeneration; it may also incorporate the use of renewable energies such as biomass, geothermal or solar energy.

In addition, SES’s companies are ideally placed, in terms of technical expertise, project and contract management as well as geographical networking, for dealing with the huge challenges that face many customers in the industrial and services sectors:

•	refocus on the core business and decision to outsource with a search for complete and integrated multi-technical solutions, in the private sector as well as in the public sector;

•	modernization of healthcare establishments, requiring installation services as well as multi-technical operations services in the long term;

•	increasing attention paid to mobility and safety with, as a consequence, major requirements for the modernization of rail, road and urban transport infrastructures.

SUEZ Energy Services is now a fully-fledged division within SUEZ, alongside SUEZ Energy Europe, SUEZ Energy International and SUEZ Environment. The Division has been set up from a legal and organizational point of view in order to strengthen its effectiveness. Since June 2005, SUEZ Energy Services has relied on a clear and legible organization that incorporates additional businesses, in accordance with the logic that applies to each of them: engineering, facilities and associated services, services to energy and technical management. The entities making up SUEZ Energy Services are now structured around an organization by country, comprised of seven BUs (Business Units).

SUEZ Energy Services: Business organisation by country

The organization that has been chosen is essentially geographical, taking into account the proximity of the service activity. Each BU is placed under the authority of a single officer answering directly to the division’s general management for its results; the method for managing the division is intentionally decentralized so that decisions can be taken as close to the ground as possible. Commercial and technical cooperation between SES entities and with other SUEZ entities are encouraged in order to achieve optimal efficiency in terms of sales and costs.

The offer from SUEZ Energy Services covers the whole value chain for technical services:

•	design;

•	realization of electrical, mechanical and environmental engineering facilities;

•	multitechnical management and industrial maintenance;

•	management of energy systems and utilities on site;

•	facilities management.

In addition, the Electricity and Gas Companies are specialized in the production and distribution of electricity in Monaco, Casablanca (Morocco) and in the Pacific. They are also partners in the development of these areas because they provide services of international quality with the support of a major Group.

SES’s activities represented approximately €10.3 billion in revenues for 2005.

Its 65,000 employees are present in more than 22 countries, mainly in Europe, where the division’s activities are conducted on no less than 800 sites.

6.1.1.5.2 Strategy and commercial development

In Europe, SUEZ’s energy strategy focuses in priority on profitable organic growth relying on our strong domestic positioning and targeted developments in electricity and gas.

On an international scale, SUEZ primarily intends to exploit its industrial know-how and look to dynamic expansion based on its 5 key positions with high potential (USA, Brazil, Thailand, the Gulf region and LNG).

SUEZ Energy Europe

•	development of activities in France starting from positions acquired in electricity and gas based on SUEZ’s existing facilities in the environment and services sectors;

•	defense and consolidation of its position as leader on the Benelux market;

•	ensuring balanced growth on the markets of incumbent operating companies (France, Germany, Italy, Iberian Peninsula);

•	development of the growth portfolio in “Central,” East and South-East.

SUEZ Energy International

•

priority given to organic growth around the five key positions of SUEZ Energy International (United States, Brazil, Thailand, LNG and the Persian Gulf Cooperation Council) as well as, in a more opportunistic manner, in other countries where the growth in demand for energy is expected to be strong;

•	concentration of selling activities on the commercial and industrial customer-base;

•	maintenance of a balanced portfolio management logic aiming to achieve optimal performances in terms of risk/profitability.

SUEZ Energy Services

With revenues of over €10 billion, SUEZ Energy Services is currently the top company present on the European services market acting under well-known commercial brand names: Axima, Elyo, Endel, Fabricom, GTI, Ineo and Tractebel Engineering. The division is number one in France, Belgium and the Netherlands; it holds a strong position in neighboring countries such as the United Kingdom, Germany, Italy, Spain, Switzerland, Austria and Norway; it has preliminary bases for development in other countries such as Portugal and Greece as well as Central Europe.

In this context, the strategic priorities of SUEZ Energy Services are as follows:

•	continue improvement in the division’s profitability;

•	strenghten its position as leader on domestic markets (France and Benelux);

•	increase market share in other European countries;

•	expand in Central European countries;

•	develop the business mix towards more service activities in the long term.

In order to achieve these objectives, efforts will be focused on operational efficiency, extending and even accelerating actions already undertaken in a good number of entities. This is particularly the case in terms of operating profit, safety, and participation in the “Group” effect. The division will also exploit avenues for growth more intensively in such profitable segments as energy and environment efficiency, mobility and even health.

6.1.1.5.3 Energy – Highlights in 2005 month by month

SUEZ Energy Europe

January 2005

Europe

•	The European Union Greenhouse Gas Emission Trading Scheme (EU ETS) comes into force. Electrabel plays an active part.

France

•

The Board of Directors of Société Hydro-Electrique du Midi (SHEM) ratifies the acquisition of 40% of SHEM’s capital by Electrabel France and the appointment of 3 directors from the SUEZ Group onto the Board.

January-December 2005

Belgium – Portugal

•	Electrabel boosts its capacities in wind energy with wind farms in Belgium (Lanaken 4x2 MW, Perwez 5x1.5 MW) and Portugal (Meadas 3x3 MW, Fafe 40x2 MW).

Belgium – Italy – Spain

•

Electrabel continues the development of its diversified European production capacity thanks to high-performance CCGT (combinedcycle gas turbine) units. The Zandvliet Power plant (395 MW of which 50% from Electrabel), a joint venture between Electrabel and RWE, produces the first kilowatt-hours. In Italy, the Voghera power plant (385 MW) and units (after repowering) of the Torrevaldaliga power plant (569 MW) are ready to be brought into service. The construction of new units in Spain (Castelnou 760 MW) and Italy (Leinì 385 MW, Roselectra 385 MW and several repowering projects) is making progress.

February 2005

Belgium

•	Electrabel commercializes Electrabel Vert on the Belgian electricity market. Green energy guarantees 100% provenance from renewable energy sources.

February 2005

Belgium

•

In partnership with APX, Huberator – a subsidiary of Fluxys and operator of the Zeebrugge Hub – launches a natural gas exchange for the Hub. This involves an electronic platform which enables traders, anonymously and without credit risk, to enter into shortterm trading contracts for natural gas. This exchange creates new opportunities for increasing liquidity on the market.

Belgium and Qatar

•	Distrigaz and RasGas (II) sign a 20-year agreement for the supply of LNG.

•

As of 2007, Distrigaz will import around 2.75 billion cubic meters a year (i.e. some 2.05 million tons of LNG) of natural gas from Qatar to the LNG terminal in Zeebrugge, for a period of 20 years. Distrigaz has reserved the corresponding capacity.

February-June 2005

Netherlands – France – Germany

•

In France, Electrabel receives permission to sell natural gas to nonresidential customers and suppliers of natural gas. In Germany and the Netherlands, it expands its offer to the sale of natural gas respectively to industrial customers and to the medium-sized company segment.

March 2005

Belgium

•	Distrigaz has acquired Sofipar SA from Belgian Shell. Sofipar is a member of the Finpipe EIG. Distrigaz’s participating interest in the EIG thus increases from 56% to 63.33%.

•	The TGV unit of Zandvliet Power (a joint venture between Electrabel and RWE – 395 MW) was put into service to provide steam and electricity for the firm BASF.

March and June 2005

•	Through the exercise of its pre-emptive rights, in two transactions (March and June) Distrigaz has raised its participating interest from 10 to 16.4% in Interconnector.

June 2005

Belgium

•

On June 20, the Elia share is listed on the Brussels stock market for the first time (IPO). This listing on the stock exchange constitutes a decisive stage in the split between transport system management activity, on the one hand, and production and selling activities, on the other. Electrabel has thus brought its participating interest in the transport system manager to approximately 27.6%.

•

Distrigaz has acquired Methania from Exmar. This methane tanker will continue to play a major role in Distrigaz’s strategy for the procurement of LNG (Liquefied Natural Gas). This transaction enables it to strengthen its presence in the LNG transport segment and will give it the possibility of taking advantage the commercial opportunities that this activity can offer.

•

In 2009-2010, Fluxys “plans to” increase the East-West transport capacity on the Zeebrugge-Zelzate/Eynatten axis (rTr) in the direction of Zeebrugge. In this context, the company is circulating an “Information Memorandum” with a view to measuring the market’s interest with regard to reserving long-term transit capacity on this axis. Changes in the conditions of supply in the United Kingdom, which is soon to become an importer of natural gas, constitutes the driving force behind this project. In fact, an increase in capacity on the rTr axis will make it possible to transport much higher volumes of natural gas to the United Kingdom from Eynatten, as well as from Zelzate.

July 2005

Belgium

•

On July 7, the Belgian electricity exchange Belpex is created. It benefits from the active support of Electrabel and contributes to correct operation of the deregulated electricity market. The exchange will be starting up the “spot” market during 2006.

•

Distrigaz signs a contract for the supply of natural gas with an industrial customer in Gironde, an area formerly under “Gaz du Sud Ouest.” By signing this contract, Distrigaz is the first new arrival to supply customers across the whole of France.

August 2005

Belgium

•

Electrabel launches a revolutionary offer on the deregulated energy market. This offer is based on four “energy packs” (Electrabel EnergyPlus, Electrabel ServicePlus, Electrabel Vert, Electrabel OptiBudget) allowing customers to choose the supply contract best suited to their needs.

Belgium – France

•

SUEZ launches a combined public offering in cash and shares on Electrabel minority interests which it does not yet own. At the end of this transaction, SUEZ now holds almost 99% of Electrabel’s capital.

September 2005

France

•	Electrabel commercializes the Harmonie and Stratégie products, allowing big companies to choose between different pricing formulas.

Belgium

•

Fluxys is issued with an indictment as legal entity in the context of the judicial enquiry into the accident at Ghislenghien on July 30, 2004. Fluxys continues to collaborate fully with the judicial authorities to bring the legal proceedings to an end as quickly as possible. In addition, the company has always taken the precaution of implementing the necessary insurance policies to cover obligations that may result from exceptional accidents such as the one at Ghislenghien. The company points out that major damage caused by third parties before the accident was observed on the Ghislenghien pipeline. In this context, Fluxys has taken civil action and lodged a complaint against X.

October 2005

Belgium

•

Since cable broadcasting is no longer part of its base activities, Electrabel decides to participate in for the Telenet IPO transaction, in order to sell its stake in that company for 136 million euros.

United Kingdom

•

Distrigaz delivers LNG to the Isle of Grain terminal (UK) located on the Thames estuary to the east of London, operational since the summer. It is to date the only LNG terminal operational in Great Britain.

•	The cargo is the third delivered to this terminal and the first imported by Distrigaz to the United Kingdom.

November 2005

Belgium

•	Electrabel has reconverted a group to coal in the Awirs power plant so that this now uses biomass as its only fuel (80 MW). This unit is the biggest producer of green energy in Belgium.

•	The compression plant brought into service in Zeebrugge a month before the planned date, lifts the Interconnector’s export capacity intended for the British market from 8.5 to 16.5 billion m3per year.

December 2005

Belgium

•

Electrabel’s Board of Directors approves the project to set up a single distribution operator in Flanders. During 2006, this will group together the assignments of the three existing operators (Electrabel Netten Vlaanderen, GeDIS and the Flemish hub of Indexis). This operation will signal a simplification of the distribution sector in Flanders.

•

In liaison with its parent company Arcelor, the iron & steel business Sidmar chooses Electrabel to supply it with electricity and to build an electric power plant (350 MW) on its site near Ghent. Electrabel thus remains the supplier to one of the main consumers of electricity in the country.

•

In one week, Distrigaz has acquired three cargos of LNG for Zeebrugge, confirming the enormous attractiveness of the market in north-western Europe for trading LNG and the dynamism shown by Distrigaz in an extremely competitive environment.

SUEZ Energy International

January 2005

USA

•	SUEZ LNG NA signed a Heads of Agreement with Sempra Energy for 1/3 of the regasification capacity of the Sempra LNG terminal under development near Lake Charles, Louisiana.

February 2005

USA

•

SUEZ LNG NA announces the continuation of the deepwater port called Neptune LNG LNC, intended for deliveries of liquefied natural gas and located in federal waters off the coast of Massachusetts. In October, the company received a letter from the American coastguards indicating the closure of their license application. This letter’s publication in the federal registry marks the start of a compulsory period of verification lasting for 330 days, required for approval of a permit to build an LNG facility offshore.

March 2005

Thailand

•

Glow Energy and Hemaraj sign a joint development and enterprise agreement with a view to setting up possible projects for independent production of electricity needed to supply the public electricity company in Thailand (“EGAT,” Electricity Generating Authority of Thailand). In addition, Glow Energy signs a contract for the supply of electricity and steam for a term of 15 years covering the sale of an additional 40 MW to Vinythai, located at Map Ta Phut. The contract also extends the term of the current sales of electricity and steam to the existing Vinythai facilities by 10 years (expiry in 2022).

April 2005

Thailand

•

A proportion of the Glow Energy shares are traded on the Bangkok stock exchange on 21 April 2005. At the end of the IPO, SUEZ Energy International remains the company’s principal shareholder with 69.11%. The involvement of local investors, which is essential to a Thai company as big as Glow Energy – main independent producer of electricity in the country and major supplier to businesses located in the industrial complex of Map Ta Phut – helps to explain the decision to return part of the company’s capital to Thai shareownership.

May 2005

Brazil

•

Tractebel Energia issues ordinary bonds amounting to BRL 200 million. The purpose of this issue is to reduce the foreign exchange risk, while at the same time benefiting from the favorable climate on the market. The operation aroused lively interest from investors, since demand (BRL 600 million) was three times higher than the amount on offer (BRL 200 million). The funds raised through the intermediary of this offer were used for the early reimbursement of a loan of US$165 million, raised with IDB in December 2000 in order to finance the construction of the hydroelectric power plant at Cana Brava, in the state of Goiás.

USA

•

SUEZ Energy Generation NA officially inaugurates its combinedcycle natural gas power plant (746 MW) in Wise County. In July, the company starts up the commercial production of electricity in its Hot Spring Power plant (combined-cycle gas turbine) in Arkansas.

June 2005

USA

•

SUEZ Energy North America finalizes the sale to Thermal North America of 10 urban heating and cooling systems located in ten different American states and operated by Trigen Energy Corporation, a subsidiary of SUEZ Energy North America. The sale of these facilities corresponds to the strategy of rotating non-strategic assets.

August 2005

Chile

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SUEZ Energy Andino and the Matte group sign an agreement on their intention to merge the electrical assets of the Matte Group with those of Colbún. At the end of the merger carried out in October, the stake held by SUEZ Energy Andino in Colbún has been decreased from 29% to 18.99%.

LNG

•

SUEZ LNG Trading SA signs an agreement with Yemen LNG covering the purchase of 2.5 million tons of LNG per year. The supply, which must start in 2009, will be spread over a period of 20 years. The LNG will come from a new liquefaction plant located at Bal Haf (Yemen), where 2 trains of 3.4 million tons per year are to be constructed. The power plant is due to come into service by the end of 2008. To transport this LNG, mainly to the USA, SUEZ LNG Trading SA has signed two charter agreements for a term of 20 years with Bergesen Worldwide Gas ASA for two vessels with a capacity of 156,100 cubic metres each and another charter agreement with Trinity LNG Carrier Inc. for a methane tanker with a capacity of 154,200 cubic metres.

October 2005

Brazil

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Tractebel Energia participates successfully in the 4th “old energy auction” (production sold at auction coming from power plants brought into service before January 2000), with the key to success being the 8-year contracts coming into effect in 2009. Tractebel Energia sold the highest volume of electricity during the 4th auction – 381MW on average across a total of 1,166 MW sold. The contracts to be signed by Tractebel Energia subsequent to this auction represent a guaranteed cash flow of BRL 2,475 million (> US$1 billion) for the company between 2009 and 2016. In December 2005, Tractebel Energia and SUEZ Energy South America participate in the “new energy auction” (production sold at auction coming from power plants brought into operation after January 2000 and from power plants in the process of construction or about to be built), the objective being to enter into a 30-year contract with electricity distribution companies. The contracts to be signed by Tractebel Energia subsequent to auction represent a guaranteed cash flow of approximately BRL 6 billion (or US$2.6 billion) between 2010 and 2039.

November 2005

USA

•

SUEZ Energy Resources NA signs a completes covering the supply of electricity to the facilities of Boston Properties. These are among a number of facilities owned by the company in the Boston area and include some 930,000 square meters of office and hotel space.

Peru

•

SUEZ Energy International successfully conducts the IPO of EnerSur on the Lima stock exchange. Almost 34.5 million EnerSur shares, representing 17.2% of the company’s capital, were sold to institutional and individual Peruvian shareholders. At the end of this IPO, SUEZ Energy International remains the company’s principal shareholder with a stake of 61.73%.

December 2005

Brazil

•

A secondary offer of Tractebel Energia shares is launched with a view to integrating the company into the “New market” segment of the Sao Paulo exchange. On December 8, SUEZ Energy South America (SESA) sells 55 million Tractebel Energia shares, to which are added a further 7.5 million shares on December 27, with a view to satisfying the strong demand from investors. These 62.5 million shares were all sold at BRL 13, corresponding to a market value of approximately €3 billion for Tractebel Energia. Through this offer, SESA sells 9.57% of equity capital in Tractebel Energia, reducing its share to 68.73% and cashing in the equivalent of €292.6 million.

SUEZ Energy Services

•

The year 2005 was marked by significant commercial activity, higher than targets. The contracts obtained were many and varied. Among the major contracts demonstrating the commercial dynamism of 2005, the following are worthy of mention:

For the France Energy Services BU:

January 2005

•

Elyo wins a utilities delegation contract worth €90 million over 13 years with Bergerac NC, a subsidiary of the SNPE Group. This contract covers the operation of the production of steam, compressed air and process water as well as the financing and rehabilitation of cogeneration plants with an output of 5 MW.

February 2005

•

Elyo signs a utilities delegation contract worth €122 million over 15 years with Norske Skog Golbey (Vosges). This contract covers, in particular, the realization and operation of an electricity production plant from a steam turbine with an electrical output of 12.5 MW supplied by paper and urban sludges, wood cuttings and paper waste.

October 2005

•

Elyo renews for a second time the multi-technical and multi-service management contract for all IBM facilities in France, Belgium, and the Grand Duchy of Luxemburg. For a further 5 years Elyo will be in charge of maintenance management of technical equipment (air-conditioning, heating, electricity), specialized management of “data centers,” and rendering various services (telephone, photocopying, mail, reception, cleaning, green spaces, etc.) at nearly 70 IBM facilities, for a total floor space of more than 400,000 m2.

For the France Facilities and Associated Services BU:

October 2005

•

EDF awarded to Endel all services necessary for operations in the machine room and the reactor building at their nuclear power stations at Gravelines and Civaux. Endel will act as co-ordinating agent for this 6-year agreement.

•

Cofiroute, licensee and private operator of motorway toll infrastructures, calls on Ineo for the maintenance of its toll, telecommunications, traffic and security facilities. The contract, amounting to €27.5 million, was signed for a term of 5 years.

•

Axima and Ineo are awarded work by Airbus for a total amount of €6 million in respect of the construction of buildings intended for deliveries of Airbus A380 (Saurous project on the Toulouse site). Ineo looks after the electrical facilities (high and low voltage). Axima installs an air treatment plant and fan convectors making it possible to provide air conditioning for a surface area of 20,000 m2.

December 2005

•

The Dijon Le Bocage university hospital center calls on Seitha in respect of the construction of a technical biology area that will group together 17 university hospital center laboratories and the activities of Etablissement Français du Sang (French blood services). For €4.3 million, Seitha looks after the air treatment facilities, several of which are in the P2 and P3 containment category.

For the Belgium BU:

March 2005

•	Aker Stord AS awards Fabricom GTI a contract for the construction of modules for Ormen Lange’s onshore facilities in Norway. (€53 million).

May 2005

•

Axima Contracting is awarded related orders (hydraulic connections to the production of refrigeration, heat and steam, supply of utilities, etc.) on top of the HVAC section awarded in March 2005 in respect of the construction of a quality control laboratory by the pharmaceutical company GlaxoSmithKline.

June 2005

•	Axima Services is awarded the management of baggage sorting at Dorval airport, Montreal. (€160 million over 20 years).

September 2005

•

Axima Services wins the maintenance contract for the North Galaxy building in Brussels. This contract, worth a total of €35 million and for a term of 17 years and 2 months, includes a maintenance section (customer: Régie des Bâtiments) and a technical management section (customer: Cofinimmo).

October 2005

•

Fabricom GTI, in partnership with AEG Belgium, is awarded a contract for a total value of €16 million by SNCB. The contract includes the supply, commissioning and maintenance of remote display facilities in 18 Belgian railway plants.

For the Netherlands BU:

April 2005

•

Orbis Medisch in Zorgconcern awarded to GTI the electrical and mechanical engineering installation work in respect of a new hospital complex, the construction of which will be completed mid-2008. GTI is part of the consortium of entrepreneurs to whom Orbis has awarded this large-scale project.

August 2005

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GTI, in association with Ooms Avenhorn and Bemo Rail, was awarded a multi-technical contract worth a total of €54 million in respect of the construction of the new Euromax container terminal at the port of Rotterdam. GTI looks after the services ranging from design to commissioning of electrical transformation and distribution stations, electricity pylons and video towers, the GTC control station and cabling networks.

October 2005

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In liaison with EPZ Borssele and Fluor, GTI starts work on shutting down the EPZ coal-fired power plant in Borssele. During this work, representing several tens of millions of euros, four major projects will be conducted: review of the power plant, extension of its useful life, compartmentalization to ATEX standards and installation of a Denox system.

For the International BU:

February 2005

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Framatome calls on Axima Refrigeration GmbH for the design and installation of 6 refrigeration units on the site of the new Finnish nuclear power plant – Olkiluoto 3. This power plant will be equipped with the first European EPR. In 2004, Framatome had called on the competences of Tractebel Engineering in respect of the design of fluid systems, pipelines and the command-control of this power plant.

March 2005

•	British Airways World Cargo calls on Elyo Services Ltd to manage the maintenance of its “Ascentis” cargo centre at Heathrow airport. The contract is signed for a period of 5 years.

April 2005

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Districlima, a subsidiary of Elyo, wins the call for tenders launched by the company 22@bcn.SA for the design, construction, operation, and maintenance management of heating and air conditioning production and distribution sites in the Poble Nou area of Barcelona. The annual revenues from the 27-year concession come to €216 million.

June 2005

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The firm ISG Interior/Exterior plc awards Axima Building Services Ltd a contract worth €13.5 million in respect of the Bishop Square property development project in London (70,000 m2 office space, 4,000 m2 commercial areas). The offices have already been let for 25 years to the law firm Allen & Overy LLP. AXIMA will be installing 2,500 fan convectors and will take charge of the pipework.

December 2005

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Kellogg’s awards Elyo Industrial Ltd the construction and management of a 5 MW cogeneration power plant on its main production site in Manchester. This contract amounting to €62 million over 10 years also includes the maintenance management of facilities for heating and air conditioning, fire safety, production of compressed air and treatment of waste water.

For the Tractebel Engineering BU:

May 2005

•

Tractebel Engineering and GTI win a contract for carrying out modifications to the EPZ nuclear power plant in Borssele. This project covers the engineering and realization of several measures for optimization that need to be implemented subsequent to the ten-year assessment in terms of safety.

June 2005

•	Electrabel Deutschland AG awards Tractebel Engineering a contract for the conversion (repowering) of the Römerbrücke thermal power plant into a 120 MWth cogeneration unit.

September 2005

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Tirreno Power calls on the competences of Tractebel Engineering for an Owner’s Engineer assignment for the conversion of Unit 1 in the Vado Ligure power plant into an 800 MW CCGT. Tractebel Engineering will also carry out a review of the feasibility study for the conversion of Unit 2 to coal.

For the Electricity and Gas Companies BU:

July 2005

•

EEC, a subsidiary of Elyo, renews for 20 years and a total of €340 million the franchise contract for the distribution of electrical energy over the district of Mont-Dore, the second biggest area in New Caledonia after Nouméa.

Events occurring since the year end:

January 2006

Bahrain

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SUEZ Energy International, International Power (United Kingdom) and Sumitomo Corporation (Japan) have signed a power and water purchase agreement (PWPA) for a term of 20 years with the Ministry of Electricity and Water for the Al Hidd independent electricity and water production project in Bahrain. The PWPA will cover the production from the existing combined-cycle gas turbine (910 MW) and from the sea water desalination plant (136,000 m3/day), as well as from a new extension of 272,000 m3/day expected to come into service between now and the end of 2007.

6.1.1.5.4 Description of activities and their regulatoryenvironment

SUEZ Energy Europe

Production, transport and distribution of electricity

Regulatory environment

The European directive of 1996 has been replaced by directives 2003/54/EC (for electricity) and 2003/55/EC (for gas). In 2005, both directives were still in the process of transposition into the legal systems of certain member countries.

The major differences are based on the following principles:

•	deregulation of the whole non-residential customer base from July 1, 2004 at the latest and the residential customer base from July 1, 2007 at the latest;

•	legal separation of transport and distribution activities from production and supply activities;

•	creation of a national regulator in each Member State;

•	introduction of network tariffs approved and published by the national regulators;

•	introduction of certain public service obligations (PSO): protection of vulnerable customers, appointment of a supplier by default;

•	introduction of monitoring systems in terms of security of supply and importation of energy.

Given the effective date of these two directives, Electrabel continued its deployment in 2005.

In the Netherlands, deregulation of the market is now complete.

In France (as well as Italy), all non-residential customers are deregulated, corresponding to a 70% opening up of the market.

In other countries (Germany, Spain), deregulation was already complete.

As a general rule, the European environment remains marked by an acceleration in deregulation.

In Belgium, the existing institutional framework had already anticipated most of the measures in the directives of 2003. Accordingly, the transport activities had been brought into a separate structure (Elia). Various corporate governance measures had been implemented with a view to ensuring the independence of the transport network’s manager. In 2005 the producers SPE and Electrabel reduced their stake in this company to 30%, while 30% of the interests in this company was transferred by Electrabel and SPE to the company Publi-T5, and 40% of the interests was listed on the stock market via an IPO in 2005.

Directives 2003/54/EC (for electricity) and 2003/55/EC (for gas) were transposed into Belgian legislation by the laws of June 1, 2005.

In 2005, various initiatives were pursued with a view to improving the liquidity of the electricity production market in Belgium. These have resulted in a production capacity available for third parties of up to 25% of the Belgian facilities. Particularly notable were the organization by Electrabel of auctions of virtual capacities (virtual power plant VPP) for a total capacity of 1,200 MW.

In terms of transport, an increase has been made in the commercial capacity for interconnection of the transport network between France and Belgium of 700 MW with a mechanism for allocation of capacity in the form of auctions and the elimination of privileged historical transport contracts.

In terms of the wholesale market, it has been decided to start up a “spot” market during 2006 on the “Belpex” electricity exchange in conjunction with the APX exchange in the Netherlands and Powernext in France with a view to linking the three markets together.

In terms of distribution, each of the regions is completely autonomous in determining its own timetable for deregulation, in compliance with the cut-off dates imposed by the directives. The Flemish market for electricity and natural gas has been totally open since July 1, 2003; the timetable for total opening up of the other two regions is planned for 2007.

In December 2005, the creation of a single operating company, combining the operational distribution activities of GeDIS, the Flemish hub of Indexis and Electrabel Netten Vlaanderen, was approved by Electrabel’s board of directors. In addition, over the next few years, Electrabel will gradually reduce the level of its participating interest in the capital of inter-municipalities to less than 30%.

Description of activities

Electrabel is a European producer and supplier of electricity, natural gas and energy products and services. It also carries out trading activities on energy markets in Europe. In Belgium, it operates electricity and natural gas networks. The company is organizing its gradual withdrawal from this last activity.

Electrabel belongs to the lead group of European power producers. In Europe, Electrabel’s strategy consists of maintaining its position as leader on the Benelux market and developing strong positions in France, Italy, the Iberian Peninsula and Germany, by taking advantage of development opportunities offered by deregulation of the energy market. Electrabel is developing a growth portfolio in Poland, Hungary and other East European countries.

At the European level, Electrabel is one of the pioneers in energy trading. Its trading activities enable it to optimize its overall position on energy markets (fuel purchases, exploitation of power plants and sales). These activities play a key role in its European strategy. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from Benelux to Poland.

By 2009, Electrabel intends to realize electricity sales amounting to 200 TWh per year and have access to an electricity production capacity of 35,000 MW (including 18% on the basis of renewable energy sources). It is also counting on an annual growth in net profit from operations of at least 5%.

In 2005, Electrabel’s sales of electricity, including wholesale, rose to 145.4 TWh. 68.9% of sales were made in Benelux, 17.7% in the France-Italy-Iberian Peninsula area and 13.4% in the Poland-Germany-Hungary area.

In Belgium, Electrabel manages a capacity of over 13,000 MW exploiting various techniques: combined-cycle gas-steam power plants, cogeneration, nuclear power plants, conventional coal, gas and oil thermal units, hydroelectric power plants, wind energy and energy recovery. This diversity represents flexibility and versatility. Production capacity is supplied from a wide range of energy sources: natural gas, uranium, coal, oil, industrial residual gas, hydraulic power, biomass and wind energy. Procurement is from suppliers from around the world. This twofold diversity of energy sources and suppliers makes the production capacity less vulnerable to fluctuations in the market price and also make it possible to take advantage of price variations on fuel markets.

Electrabel is also developing a whole range of energy products and services that satisfy the needs and expectations of its industrial and business customers. For the residential segment, the company’s aim is for energy to become synonymous with comfort and stimulate customers into carrying out their projects. In order to achieve this, Electrabel is developing a whole network of partners and basing itself on competitive prices.

In the Netherlands, Electrabel is now the leading producer of electricity, via its subsidiary Electrabel Nederland, and represents over 20% of the business market for electricity. In 2005, the subsidiary Electrabel Nederland Sales was founded in response to this growth. In addition, the company is considering whether to invest in the construction of three new production units.

In France since July 1, 2004, the date of deregulation for all business customers, Electrabel has been ranked second-highest energy supplier behind the incumbent operating company. It operates in France under the name “Electrabel, Groupe SUEZ” and has a very complementary production capacity combining nuclear (1,108 MW), water (2,937 MW prime hydraulic output, via CNR, for which Electrabel is reference shareholder with 49.98%) and 773 MW peak hydraulic output (via SHEM for which, since May 1, 2003, Electrabel has commercialized production and is responsible for operations).

In Italy, AceaElectrabel, an association between Acea and Electrabel, is the company in charge of commercial and production activities. This association has in particular resulted in the acquisition, from Enel, of Interpower (fourth-ranked Italian producer), since then renamed Tirreno Power. In Tuscany, Electrabel operates a cogeneration unit in Rosignano supplying steam to Solvay and selling electricity on the market. In 2005, construction of the new Voghera power plant (combined-cycle gas steam 385 MW power plant in Lombardy) and Torrevaldaliga CCGT units has been finalized. The future 370 MW Roselectra and 370 MW Leini CCGT power plants together with several repowering projects are in the construction phase. The commercial activities of AceaElectrabel therefore rely on a fast-developing and diversified production capacity.

5.	Publi-T: a company that represents the interests of the Belgian municipalities.

In an Iberian market theoretically 100% open to competition, the status of import capacities makes it essential to have local means of production. The operational launch of a combined-cycle gas steam power plant for an output of 760 MW in Castelnou (Aragon) is in progress. Other projects are under study for strengthening the company’s local presence. They benefit from Electrabel’s expertise in gas technologies for the production of electricity. In addition, the Portuguese company Generg – in which Electrabel holds 42.5% – today manages wind energycapacity of over 50 MW and hydraulic power plant capacity of 33.2 MW. New wind energy projects for a total of over 300 MW are in the process of construction. In addition, Electrabel has signed an agreement with the Spanish group Gamesa with a view to the development of wind energy capacities.

Elsewhere in north-eastern Europe, Electrabel is operating selective development. In Germany, SUEZ Group sales are improving outside the Saarbrücken and Gera areas where Electrabel has production assets. In 2005, the company extended its offer to the sale of natural gas to industrial customers. It also envisages the construction of new power plants in Germany. In Poland, the company is running the Polaniec power plant (1,654 MW) which is in fact a major producer of green energy, thanks to biomass combustion. In 2005, the company made its debut on PolPX, the Polish energy exchange. In Hungary, Electrabel is pursuing its program to restructure the Dunamenti power plant.

	Sales 2005		Capacities installed at 12/31/2005		Capacity under construction
	TWh	%	Net MW	%	Net MW	%
Benelux	100.1	68.8	18,252.2	64.3	-	-
Europe excluding Benelux	45.3	31.2	9,724.2	35.7	2,290	100.0
TOTAL	145.4	100.0	27,976.4	100.0	2,290	100.0

Capacities installed correspond to 100% of the output from power plants within the scope of consolidation (equity method, proportional consolidation and full consolidation). The capacities installed therefore do not cover the capacities from Chooz (650 MW) or Tricastin (457.6 MW).

Transport and distribution of gas

Directive 98/30 of June 22, 1998 relating to common rules for the natural gas domestic market has been an important step in the deregulation of the European gas market. The principle purpose of this legal text is to ensure the progressive opening up of the European natural gas market to competition by offering certain purchasers (eligible customers) the possibility of signing supply contracts with producers or suppliers of their choice and having access to the transport infrastructure for that purpose. EU regulations have, as of August 10, 2000, imposed a minimum eligibility between 20% and 30% of the market – a threshold finally raised to between 33% and 43% by 2008.

In Belgium, this first directive has been transposed into Belgian law through amendments made to the gas law of 1965, particularly in 1999 and 2001. The gas law gives third party access to the natural gas transport infrastructures on the basis of annual tariffs approved beforehand by the regulator. The system of regulated tariffs applies to natural gas transport services, LNG storage and terminaling. Pursuant to the gas law, a code of good practice was drawn up in April 2003 setting out the rights and obligations of the transport company and of the network’s users.

The second EC Gas Directive 2003/55 adopted on June 26, 2003 supersedes the abovementioned directive. It is called on to accelerate the opening up of markets by stipulating that Member States should ensure eligibility as follows:

a) as of July 1, 2004, all non-residential customers;

b) as of July 1, 2007, all customers.

It specifies certain obligations on the companies designated as managers of the transport or distribution network, especially in terms of legal, functional and accounting separation. The directive also aims to promote minimal regulation of access to the network (in fact specifying, in this area, an optional dispensatory system for new infrastructures).

In Belgium, this second directive was transposed into Belgian law through amendments made to the gas law of 1965. The new gas law resulting from this was published in June 2005:

•

the law specifies an official procedure to appoint a single network manager for the natural gas transport network, for the natural gas storage facilities, and for the LNG terminaling facilities. Fluxys and Fluxys LNG are preparing their candidature for mid-2006 as single network manager;

•

the law also specifies the transition, for regulated services, from the system of annual tariffs to a system of multi-year tariffs, which should increase the predictability of tariffs in the long term and stabilize their development. If the necessary executory decisions are enacted in time, the new system of multi-year tariffs could come into effect as early as 2007.

As far as specific projects are concerned, an amendment to the Belgian gas law had already been made on August 12, 2003 with a view to creating, in the context of an annual tariff system, the possibility of introducing pricing stability in the long term. This concerns new infrastructures of national or European interest, which are necessary to the long-term development of natural gas transport companies. The introduction of pricing stability takes on special importance for the development of the LNG transit and terminaling service activity, which are for the most part offered in long-term contracts with the aim of covering the investment risk:

•

the law also provides for subjecting the cross-border transport of natural gas (transit) to a regulated pricing system. By virtue of the principle of Sanctity of Contracts, the pricing system negotiated remains applicable to existing transit contracts. After this law comes into effect, new transit contracts will need to be subjected to a specific regulated system.

In Belgium, pursuant to the guidelines of the second gas directive, all non-residential customers have been eligible since July 1, 2004. In addition, residential customers in the Flemish Region have also been eligible since July 1, 2004. These changes to the regulations have raised the Belgian market’s level of openness to 91.5%.

In France, pursuant to the guidelines of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Description of activities

The Group is the biggest supplier of natural gas in Belgium, via Distrigaz, Electrabel and the latter’s holdings in mixed inter-municipalities. In Belgium, the transport network, managed by Fluxys, is comprised of 3,800 kilometers of ducts, some 80% of which are high-pressure pipelines.

As for electricity, regional governments would like Electrabel to reduce the level of its holdings in inter-municipal gas distribution structures to a minority interest.

In Belgium, since the end of 2001, the Group has provided gas activities (apart from distribution) through two legally distinct Groups: Fluxys and Distrigaz.

•	Fluxys

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Fluxys is the independent operator of the natural gas transport infrastructure in Belgium: its principal activity is the operation, maintenance and development of its integrated natural gas transport infrastructure and storage facilities in Zeebrugge and Loenhout. With its excellent inter-connectivity, the Fluxys network is ideally placed at the heart of the continental mass. It effectively provides access to the main sources of natural gas production in Europe and to the main user countries of natural gas in north-western Europe.

In the context of regulated access to its infrastructures, Fluxys commercializes transport capacities and storage capacities enabling the supply, via third parties, of natural gas to consumers in Belgium. In addition to its transport services, Fluxys also offers transit services on the primary market. These services cover the cross-border transit of natural gas. Natural gas transiting through the Belgian system is transported to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys is a shareholder in the BBL company, which is project manager, owner and future operator of the BBL, a 235-kilometre long pipeline (currently being laid) between Balgzand, located to the north of Amsterdam on the Dutch North Sea coast, and Bacton off the British coast (Norfolk).

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Fluxys LNG, a subsidiary of Fluxys, is owner and operator of the Zeebrugge LNG terminal, and commercializes terminaling capacities as well as ancillary services. The Fluxys LNG terminal in Zeebrugge currently has a maximum capacity of 4.5 billion m3 per year. Since its operational launch in 1987, the terminal has offloaded more than 900 methane tankers. Fluxys LNG uses the cogeneration process in order to increase the rational use of energy in electricity production units: it uses residual heat to regasify the LNG. The system forms a whole making it possible to achieve cost savings when compared with separate production of steam and electricity. A project to extend the facilities with the aim of doubling its capacities for 2007/2008 is in progress.

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Huberator, a subsidiary of Fluxys, is operator of the Zeebrugge hub, the main international short-term gas market in Europe. Thanks to the services offered by Huberator, customers have the guarantee that gas volumes which they sell or buy are actually available at the hub for trading and subsequent transport.

•	Distrigaz

Distrigaz is a trading company whose principal activity is the purchase and sale of natural gas in Europe. Distrigaz also commercializes the international transport capacity that it has under contract or owns (transit contracts, capacity in the “Interconnector,” underwater gas pipeline linking Belgium and the United Kingdom, LNG transport capacities). Based on its natural gas supply portfolio, its activities therefore cover the following areas: sales of natural gas in Belgium and Europe (plus LNG on other markets); arbitrage activities on natural gas “spot” markets; contract management for transit in Belgium (crossborder capacity); commercialization of transport capacities outside Belgium; and “transport” of LNG.

Currently, in favor of opening up European energy markets, Distrigaz is deploying its commercial activities in Benelux, France, Spain, Germany and the United Kingdom.

In 2005, Distrigaz sold 211.3 TWh of natural gas; 81% of these volumes were sold in Belgium. Sales outside Belgium and trade-offs amount to 19% of volumes.

The customer profile is described in the following table:

TWh	2004	2005	Difference	Breakdown of Sales
Resellers/Distribution	71.7	66.3	-7.6%	31%
Industry	51.1	51.4	+0.6%	24%
Producers of electricity	54.4	54.2	-0.4%	26%
Sales in Belgium	177.2	171.8	-3%	81%
Sales outside Belgium	19.4	24.5	+26.5%	12%
Arbitrage	8.6	15.0	+74.5%	7%
Total sales outside Belgium and arbitrage	28.0	39.5	+41.2%	19%
Total sales	205.2	211.3	+3.0%	100%
Total in billions of m3
(1m3(n) = 0.01163 MWh	17.6	18.2

SUEZ Energy International

Electricity – capacities installed and sales

	Sales 2005(a)		Net electricity capacities under construction in MW(a) at 12.31.2005		Net electricity capacities under construction in MW(a) at 12.31.2005
	TWh	%	Net MW	%	Net MW	%
North America	29.1	27.7	4,781.0	24.2	746.0	28.9
South America	53.1	50.5	10,757.2	54.3	243.0	9.4
Middle East and Asia	22.9	21.8	4,253.6	21.5	1,590.0	61.7
TOTAL	105.1	100.0	19,791.8	100.0	2,579.0	100.0

(a)	Sales of electricity and capacities installed and under construction correspond to 100% of sales and capacities of companies within the scope of consolidation (equity method, proportional consolidation and full consolidation).

Gas – sales and customer portfolio

	Sales 2005(a)		Customer portfolio
	Gm3		% Number	%
North America	7.638	56.1	103,404	7.9
South America	4.744	34.8	506,902	38.9
Middle East and Asia	1.236	9.1	693,843	53.2
TOTAL	13.618	100.0	1,304,149	100.0

(a)	Sales of gas (including quantities distributed and shipped on behalf of third parties) correspond to 100% of sales of companies within the scope of consolidation (equity method, proportional consolidation and full consolidation).

North America

In North America, SUEZ Energy North America manages SEI activities carried out through several energy companies operating within an integrated value chain, ranging from fuels (natural gas, oil and coal) to direct sales of electricity for commercial and industrial customers, including the production of electricity and wholesale electricity activities. These companies are SUEZ LNG NA, SUEZ Energy Generation NA, SUEZ Energy Marketing NA, SUEZ Energy Resources NA and SUEZ Energía de México, S. A. de C.V.

SUEZ LNG NA operates the LNG regasification terminal at Everett (Massachusetts) and owns all capacity and related rights. SUEZ LNG NA also delivers LNG into the Cove Point (Maryland) terminal and the terminal at Lake Charles (Louisiana) on the Gulf of Mexico. SUEZ LNG NA also supplies LNG to the EcoElectrica complex in Puerto Rico. LNG is resold as natural gas to electricity producers, wholesalers, or local distributors. During 2005, in response to market conditions, SUEZ LNG NA delivered several cargoes to European destinations that otherwise would have been delivered into North America.

SUEZ Energy NA, in conjunction with its SUEZ LNG NA affiliate is proceeding with the development of the Neptune LNG project, a deepwater port LNG receiving facility to be located in US federal waters off the coast of Massachusetts. When Neptune is completed, specially designed LNG ships with on-board regasification equipment will moor at off-shore buoys and deliver a daily average of slightly over 11.3 millions cubic meters of natural gas vapor into the New England market, which will be in addition to deliveries into that market through the Everett terminal.

Although the joint venture with FPL Group Resources that was announced in 2004 has been dissolved, SUEZ Energy North America is continuing with its efforts to serve the Florida market with vaporized LNG, either through a land-based terminal in the Bahamas or a deepwater port off the coast of Eastern Florida along the permitted undersea pipeline route.

SUEZ Energy Generation NA operates 45 plants, whose electricity production is sold to distribution or manufacturing companies under power purchasing agreements (PPA) or as merchant on the wholesale market. Many of the facilities generate steam, which is sold under contract to industrial customers.

SUEZ Energy North America is developing projects that are financed long-term and transferred to SUEZ Energy Generation NA or SUEZ LNG NA for operation, depending upon the nature of the investment. The largest of SUEZ Energy North America’s current development activities include the completion of one power plant with capacity of 746 MW as well as development projects for LNG regasification terminals.

SUEZ Energy Marketing NA consolidates the management of all raw material and credit risks for North America. For this purpose, it provides risk hedging services for all other operating entities.

SUEZ Energy Resources is licensed to operate in twelve states (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Ohio, Rhode Island, Connecticut, Illinois, Michigan, and Texas) plus the District of Columbia. SUEZ Energy Resources is active in nine of these (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Illinois, Washington DC, and Texas). During 2005 SUEZ Energy Resources expanded its retail operations by opening an office in Chicago, IL. SUEZ Energy Resources has continued to expand its customer footprint both geographically and vertically. SUEZ Energy Resources recently expanded into the small commercial segment in Texas, via the use of an Agent network supported by SUEZ Energy Resources NA FastTrac™ pricing platform. SUEZ Energy Resources plans to continue this technology expansion into other markets that show a compelling value proposition. As of December 31, 2005, the company served approximately 8000 customer accounts, amounting to 3000 MW, using 15.5 TWh/year. Since inception SUEZ Energy Resources has generated greater than $2.8 B (USD) in contract revenues and margin of $81 MM (USD). SUEZ Energy Resources ranks as the 4th largest retail energy provider in North America.

SUEZ Energía de México, S. A. de C.V., in Mexico, operates three regulated natural gas local distribution companies, as well as three steam and electricity cogeneration projects.

For SUEZ Energy North America’s activities, the attractiveness of the commercial environment depends to a large extent on the region and sector. In the case of natural gas, because wholesale markets have been deregulated for some time now in North America, SUEZ Energy North America is able to operate there under equitable competitive conditions.

Regarding electricity, the differences are much greater from one region to the next. In regions such as New England (ISO NE) Pennsylvania, New Jersey and Maryland (PJM), New York (NYISO) and Texas (ERCOT), the deregulation of wholesale and retail electricity sales sectors is quite advanced and appears irreversible. The level of spark spreads (profit margin per MWh for a benchmark combined-cycle gas turbine unit) and attractiveness of merchant power operations in these regions has generally continued to improve from the difficult market conditions experienced following the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Resources NA are active and well positioned. In other regions, such as the Southeastern and Western United States, the pace of deregulation is considerably slower, or even stagnant, with the result that the timing of recovery in the merchant power sector is unclear.

South America

In South America, the regulatory environment and the extent of market deregulation vary from country to country. In this region, SEI’s main positions are concentrated in Brazil, with a few facilities in Chile, Peru and Argentina.

In Brazil, SEI owns 68.73% of Tractebel Energia (TBLE), the largest independent power producer in Brazil with 6,870 MW of installed capacity6. The business sells its power primarily through long-term agreements with distributors and industrial customers.

Several auctions were held in 2005 under the new regulatory framework established in December 2003. The first four auctions were held by the Brazilian electricity regulatory agency (ANEEL) to contract the energy from pre-existing power plants for an eight-year period (the “Old Energy Auctions”). Then, in December 2005, ANEEL held the first “New Energy Auctions” (plants built very recently and new plants under construction). As a result of this procedure, contracts were awarded for power produced by hydroelectric and thermal plants, for 30- and 15-year periods, respectively.

For the “Old Energy Auctions,” 19,500 MW were contracted on average between December 2004 and October 20057 with different delivery start dates (2005, 2006, 2007, 2008 or 2009). The average price was set at about BRL65/MWh. The lowest price in the series is BRL52 and the highest is BRL96 (prices have gradually increased, as shown in the following chart).

The “New Energy Auction” model is still in the experimental phase. In December 2005, 3,286 MW were awarded (at prices slightly below the BRL117/MWh ceiling imposed by the authorities). In reality, only one-quarter of the volume will be supplied by real new capacity (threequarters will be provided by capacity that is newly constructed or already under construction). Tractebel Energia has entered into agreements involving 200 MW, with supplies expected to start in 2010. Given the uncertainty surrounding UBP (Uso do Bem Publico), the prices obtained at the December 16 auction were too low to ensure the profitability desired from the Estreito and San Salvador greenfield hydroelectric projects.

Auction prices of energy

Auction prices of existing (in blue) and new (in pink) hydroelectric power generation (BRL/MWh).

SEI also maintains a significant presence in the Chilean market (in association with its local partners), where it is one of the leading operators with Electroandina (33.25% stake), the largest producer in the SING system (northern Chile) with installed capacity of 938 MW, and Edelnor (27.38% stake), the third-largest producer in the SING system with 681 MW, and a minority interest in Colbún (18.99% stake), and the second-largest power producer in the SIC system (central Chile) with installed capacity of 1,766 MW8.

The regulatory environment in Chile has remained fairly stable since it was established in 1982. The electricity sector has been fully privatized.

In response to the Argentine gas crisis, in May 2005 the Chilean government approved new legislation related to electricity known as the “Ley Corta II”9, which led to a significant increase in regulated prices, which SEI benefited from primarily in SIC10. SING was much less affected, as most of the electricity produced in this system is sold to unregulated customers (mostly mining companies).

For its part, the Argentine government has negotiated gas availability commitments with each local producer, guaranteeing:

a) domestic market supplies by concurrently limiting exports to 2003 levels, and

b) application of “interruptible” clauses in industrial agreements.

The impact of this crisis on our Chilean activities has been uneven, but SEI will continue to face unpredictable supply conditions. Colbún, which benefits from interruptible contracts, has thus been particularly exposed to the restrictions imposed by the Argentine government on gas exports.

Gasoducto Norandino, 84.7% owned by SEI, owns and also operates a gas pipeline designed to import 3.22 billion cubic meters of natural gas (intended primarily for power generation) per year between Argentina and northern Chile. SEI also owns a small gas distribution company, Distrinor, which supplies industrial customers.

In Argentina, SEI has a presence through Litoral Gas, one of the country’s four largest gas distribution companies11, in which its owns a 64.16% stake, and through Energy Consulting Services, an energy consulting and marketing company (46.67% stake). The gas sector was fully privatized in the 1990s. The electricity sector has on the whole followed suit in this decade, with the exception of electric companies in some provinces.

The legal environment in Argentina remained uncertain in 2005. Apart from a few new provisional agreements entered into with electric companies, no major progress can be reported in terms of the renegotiation of power sector contracts with the government.

The sector is faced with the Government’s growing interventionism. The expansion of the gas transport system, in which the government is currently instituting a non-traditional system, is a perfect illustration.

The government also plans to invest in hydroelectricity and in upgrading old nuclear power plants that were not completed in order to secure the country’s power supplies in the medium term. An energy crisis could arise in the short term owing to the significant increase in demand for electricity and the lack of major private investments over the past few years.

6.	(Including CEM, Ita, Lages and Machadinho).
7.	Approximately half of Brazilian consumption.
8.	1,766 MW on line and 70 MW under construction.
9.	Law 20.018
10.	Node prices reached US$ 63/MWh in October 2005 (much higher than the US$35 generally applied in the first few years of this decade).
Source: SCEMP published by ECS in November 2005
11.	Source: El Ente Nacional Regulador del Gas (Energas) in Argentina.

Moreover, there is a growing risk in the short term that a long-lasting inflationary process could emerge, which could affect profitability if rates remain frozen.

In Peru, SEI has a presence through EnerSur (power generation), Cálidda (GNLC) (gas distribution) and TIS (retail power sales in the medium and large consumer segment) and has a minority interest in TGP (gas pipelines transporting gas and condensates from Camisea).

EnerSur, in which SEI currently has a 61.73% stake, was the fourthlargest power producer in 2005 with 502 MW of capacity on line12.

There was a strong increase in the use of natural gas in Peru in 2005. Future gas-fired electric power plants should influence the spot market as they are more competitive than diesel-fired plants.

Asia and the Middle East

In Asia and the Middle East, SEI’s main presence is in Thailand, South Korea, the Persian Gulf Cooperation Council countries and Turkey.

In Thailand, the scheduled deregulation of the electricity sector has been the subject of critical analysis, given, particularly the problems that arose in California and the recent blackouts that struck the United States and Europe. Instead of a complete split-off and deregulation of the electricity sector, Thailand has opted to maintain a regulated monopoly and single-buyer model, along with plans to privatize generation and distribution in state-owned enterprises, on the one hand, and additional private participation in new investments in generation, on the other. A new regulatory body was created to oversee the sector. Existing private electricity producers, including SEI, continue to sell their production to industrial customers and to EGAT under the former Independent Power Producers and Small Power Producers systems. The government has transformed EGAT, the integrated generator/single-buyer company, into a trading company and proposed that it be listed on the Bangkok stock exchange. However, this listing has been postponed sine die pending a decision by the Supreme Administrative Court, which must rule on the legality of certain procedures implemented as part of Egan’s transformation into a trading company.

Through Glow Energy (69.11% stake, installed capacity of 1,666 MW with 39 MW under construction), SEI produces and supplies electricity, steam and treated water to approximately 30 large-scale industrial customers in the Map Ta Phut region. Moreover, most of the electricity produced is sold under a long-term contract to EGAT, the state-owned company. Glow Energy was listed on the Bangkok stock exchange in April 2005. It also entered into an agreement to supply (for a 15-year term) electricity and steam in connection with the sale of 40 MW to the new Vinythai facilities, which manufacture vinyl resins and are located in Map Ta Phut.

SEI has a 69.80% interest in the Houay Ho project, a 153 MW hydroelectric plant in Laos. This plant also sells its production to EGAT under a long-term contract.

The launch of a new Independent Power Production program in Thailand was postponed. It should be launched in 2006.

SEI also has a 40% stake in PTTNGD Co. Ltd., which distributes natural gas to industrial customers in greater Bangkok. The company is 58%-owned by PTT PCL, Thailand’s national oil, gas and petrochemical company.

In South Korea, little progress was made in deregulating the gas and electricity sector in 2005. Under its current laws, the government granted two companies the right to import gas for their own use. In this country, SEI has a 75% stake in Hanjin City Gas, a regulated natural gas distribution company operating in the region covered by its concession, namely the northern metropolitan districts of Seoul and the Kyunggi province.

SEI is present in the Persian Gulf Cooperation Council countries, with a 32.81% stake in UPC, a 288 MW plant in Oman, and a 20% stake in Taweelah A1, a water desalination facility generating 1,360 MW of electricity and 385,000 m3/day of desalinated water. In July 2004, two consortiums in which SEI has stakes won substantial new contracts. In Oman, a consortium in which SEI has a 50% stake won a 15-year contract to build, own and operate a facility capable of generating 586 MW and 150,000 m3/day of desalinated water. The Sohar project should come on line in 2006-2007. In Bahrain, a consortium in which SEI has a 45% stake was awarded a supply contract to build, own and operate a 966 MW plant. This 20-year contract involves providing electricity to the government. The Al Ezzel project in Bahrain should generate its first MWs in 2006. The market for new electricity projects in Persian Gulf Cooperation Council countries was active in 2005. SEI, in partnership with other companies, is considering new projects in this region.

SEI also has a 95% stake in a combined-cycle plant in Baymina, in Turkey.

In May 2005, SEI opened a representative office in Bangalore, India, in order to explore the opportunities offered by the large Indian electricity market. The sector is gradually opening up, in compliance with the law enacted in 2003 regarding regulation of the electricity market.

In the People’s Republic of Vietnam and in the Republic of South Africa, SEI has announced its interest in participating in potential independent electricity production projects based on long-term contracts with Vietnam Electricity and ESKOM, respectively.

12. At end-2005, 130 MW came from the rights to use the Yuncan hydroelectric plant and 173 MW were under construction (Chilca).

LNG

LNG trading consists of transporting liquefied natural gas between producer countries and importer countries using an infrastructure and vessels designed specifically for that purpose. SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following:

•	sourcing LNG supply for SEI

•	executing all of SEI’s short-term LNG trading activities throughout the world;

•	coordinating SEI’s fleet of LNG ships;

•	coordinating LNG supply negotiation for the SUEZ Group;

•	promoting the development of new long-term LNG ventures; and

•	managing all SEI interests in liquefaction projects.

Existing facilities and LNG regasification development projects, as well as some long-term LNG supply agreements, generally operate under the SEI regional entities. For example, the Everett regasification facility, near Boston, belongs to SUEZ Energy North America. Currently SEI operates four LNG ships, with a total capacity of 539,000 m3. For the Yemen LNG supply of 2.5 mtpa to come on line mid 2009, 3 newbuilt vessels have been ordered. In Trinidad and Tobago, SUEZ Global LNG manages a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of liquefaction trains, but only up to a possible sixth train. SEI is not a co-investor in lines 2, 3 and 4.

SUEZ Energy Services

Regulatory environment

Regulatory restrictions related to the rational use of energy and to greenhouse gas emissions are intensifying at both the European and national levels.

This regulatory trend, combined with increased energy prices, provides SES with opportunities for growth. These regulations are first imposed on SES’s customers, which are therefore increasingly in need of the services of thermal and environmental experts to design, build and manage their power generation facilities under the best financial conditions. SES has this expertise.

Business description

Engineering – Design

Tractebel Engineering is one of the leading engineering consulting firms in Europe. It designs sustainable and innovative solutions that meet the needs of the following sectors:

•	electricity: combined-cycle plants, wind energy farms, hydroelectric plants, nuclear power plants, radioactive waste treatment facilities, electricity transport infrastructures, energy systems;

•	gas and industry: gas transport, treatment and storage facilities; decentralized production of energy and working fluids;

•	infrastructures: high-speed lines, multimodal platforms, navigable waterways and port infrastructures, dams, complex buildings and structures, integrated urban development.

Tractebel Engineering maintains a permanent presence in more than 20 countries and offers a wide range of services throughout the life cycle of facilities, allowing its customers to choose between customized services or a complete package of services.

Facilities and associated services – construction and maintenance

Through subsidiaries such as Axima, Endel, Ineo, Fabricom GTI and GTI, SUEZ Energy Services builds and provides maintenance for electrical, mechanical and HVAC facilities for industry, the services sector and buildings as well as major infrastructure works. The division also provides services associated with these activities:

•

in proximity businesses, the entrepreneurial culture is reflected in service to customers close to their facilities and their needs and enhanced by access to the leverage of a European network and the complementarities of the various services offered;

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in specialty businesses, development is supported by a high degree of proficiency in basic technologies, in order to offer state-of-the-art developments and thus support customers as they evolve technologically;

•

lastly, in large projects, by using specialized and multilingual teams, SUEZ Energy Services implements, mainly in the international chemicals/petrochemicals and oil and gas sectors, a specific methodology for project management and for the contractual aspects.

Project management remains a key factor in the facilities and associated services activities: strict control of bids and costs and contractual proposals throughout execution will determine the final profitability of each project.

Energy services – optimization and operations

Experts in energy services solutions and owing their creation to the concept of delegated management and outsourcing, Elyo and Axima Services offer highly diversified customers – businesses, local governments, residential and industrial site managers – comprehensive and innovative solutions. Elyo and Axima Services design and implement long-term, effective and all-inclusive solutions with guaranteed results, while remaining environmentally friendly:

•	management of the energy and utilities required in industrial processes;

•	management and maintenance of thermal and technical equipment;

•	management of local energy networks, and

•	facilities management.

With a wealth of expertise as integrators and enjoying strong local relationships, Elyo and Axima Services intend to confirm their European leadership positions by taking advantage of the growth opportunities afforded by cost optimization, the reorientation by companies towards their core businesses, the opening up of the energy markets and the recognition of environmental restrictions.

Apart from traditional technologies, Axima Services has expanded its services to airport technologies, baggage sorting systems, boarding bridges and aircraft approach systems.

6.1.1.6 Nature of operations – the Environment business

Through its SUEZ Environment division, SUEZ has full control over the water and waste cycle. The Group produces drinking water, distributes it to consumers, collects and treats wastewater, and manages and recovers the waste resulting from household and industrial activities: SUEZ Environment provides the services and equipment that are essential to human life, to human health and to the protection of the environment.

SUEZ Environment seeks to be the benchmark player in the regions of the world in which it is present. Being the benchmark player means that the company is consulted by market players of their own accord and that it is recognized by its customers for its know-how and expertise.

SE continued its profitable organic growth efforts in 2005, following through its action plan which is focused on improving operating profitability, controlling investments and reducing risks.

6.1.1.6.1 Organization and key figures

For comparability over three fiscal years, the table below presents the key figures for the Environment businesses excluding Nalco.

Key figure

Data in EUR millions	Fiscal year ended at 12/31/2005	Fiscal year ended at 12/31/2004
Revenues	11,089	10,537
EBITDA	1,914	1,765
Capital employed	7,593	7,380
Number of employees	72,130	72,781

*	Including Ondeo Industrial Solutions which was integrated into SUEZ Environment in 2004.

Organization

The delegated water and sanitation management, water treatment engineering and waste collection and treatment activities are consolidated within SUEZ Environment.

These activities are divided into the following four business units:

•	Europe Water;

•	Europe Waste Services;

•	International Water and Waste Services, and

•	Degrémont.

Europe Water (2005 sales: €3.5 billion)

Europe is a priority water market for SUEZ Environment.

Lyonnaise des Eaux France represents 50% of European sales, with the balance generated primarily in Spain through the Group’s partnership with Aguas de Barcelona (Agbar).

SUEZ Environment is also present in the high growth potential markets of Germany (Eurawasser) and Italy (Acque Toscane and Nuove Acque).

Europe Waste Services (2005 sales: €4.6 billion)

SUEZ Environment is focused on the following subsidiaries: SITA France and its subsidiaries, including Novergie and TERIS for hazardous waste, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia and SITA Belgium.

International Water and Waste Services (2005 sales: €2.1 billion)

Outside the European Union, SUEZ Environment conducts business in 15 countries, but has focused primarily on building a strong presence in Central Europe and in the following five countries: the United States, Mexico, Brazil, Morocco and China.

As the Water and Waste Services activities share a common structure, they are able to implement operating cost synergies on the ground, provide joint offers and, depending on the country, make use of the commercial development already accomplished by each business.

Degrémont (2005 sales: €0.9 billion)

Degrémont, a wholly-owned subsidiary of SUEZ Environment, specializes in water treatment stations.

Degrémont’s organization is modeled on the structure of the market: thus the Europe business line and the International business line are organized as profit centers and have their own sources of funds for marketing, work sites and services. Sharing engineering capabilities and expertise and implementing a network of local associates (technical directors, executive directors, etc.) and a global network of engineering offices (India, China, Chile, Europe) allows the business lines to free themselves from geographic location and to mobilize all the Group’s resources based on business needs. A new business line was created in January 2005 to support growth in equipment sales by specialized subsidiaries (Innoplana, Ozonia, Aquasource and Infilco Degrémont, etc.).

6.1.1.6.2 Strategy and commercial development

SUEZ Environment is continuing its policy of mainly organic, controlled, selective and profitable growth.

On the strength of its number two position in Environmental Services in Europe, SUEZ Environment believes that its proven experience, competitive positioning and size, work to its advantage, allowing it to build on this trend while making best use of available external financing to fund infrastructures (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

Thus, in October 2005, SUEZ Environment, through its Ondeo Services Italia subsidiary, increased its stake in the capital of ACEA SpA, one of the leading Italian companies active in the environment and energy sector. SUEZ Environment and its partners provide drinking water and sanitation services to 1,150,000 residents of Italy and Degrémont has built more than 550 water treatment plants in that country.

Outside the European Union, SUEZ Environment has focused primarily on strengthening its presence around its bases in the United States, Mexico, China, Australia and Morocco. SUEZ Environment’s first challenge in these countries is to consolidate its positions and optimize profitability before considering new developments.

In Brazil, although the household waste collection agreement with the city of São Paulo came to an end, Vega, a SUEZ Environment subsidiary, was awarded the twenty-year concession to collect and treat municipal waste for one part of the city.

In the rest of the world, the Group, with the support of international financial institutions, is considering very selective growth that meets its self-imposed profitability and risk reduction requirements, particularly in emerging countries. The Algiers agreement is a good illustration of this strategy. On November 28, 2005, SUEZ Environment and the Algerian authorities signed an agreement to manage drinking water and sanitation services for the city of Algiers, serving 3.5 million inhabitants.

In 2005, SUEZ Environment continued its active asset portfolio management.

LYDEC confirmed its local presence in Morocco. SUEZ Environment and its Moroccan institutional partners RMA Wataniya and Fipar Holding (CDC Group) listed 14% of the company’s capital in July 2005. This listing was particularly well received by Moroccan investors. SUEZ Environment and Elyo remain 51% shareholders of LYDEC.

In Jakarta, rate adjustment negotiations resulted in an addendum to the concession agreement entered into between the Company and its customer on December 24, 2004, providing for an automatic halfyearly rate revision. The Company was therefore able to obtain an 8.3% rate revision in January 2005 and another 9% revision in July 2005. In addition, the Company’s US$-denominated debt was refinanced in July 2005 through an IDR 650 billion bond issue (approximately US$67 million).

In Chile, SUEZ Environment and its partner Agbar listed a 43.4% stake in Inversiones Aguas Metropolitanas on the Santiago exchange in November 2005; SUEZ Environment’s residual equity percentage in IAM is now 14.4%.

Order intakes at Degrémont were once again strong during the year, as indicated by the US$260 million contract it won in Qatar in December 2005 to design, build and operate a wastewater treatment station, and by the contract it won in April 2005 to design, build and operate the first desalination plan in Australia, worth €380 million for 25 years. With its references at Fujairah (170,000 m3/day) in the United Arab Emirates, Wadi Ma’In in Jordan, Curaçao (Dutch West Indies) and, more recently, Minera de la Escondida in Chile, and thanks to its long-standing experience operating this type of facility, Degrémont has thus confirmed its ability to provide optimized reverse osmosis desalination solutions. The company will pursue development in its equipment service and sales activities, which represent its two engines for growth.

6.1.1.6.3 Environment – Highlights of 2005 by month

January 2005

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SUEZ Environment takes action to assist the populations devastated by the Tsunami in South-East Asia. More than 100 volunteers from Palyja, Degrémont and Aquassistance are mobilized and over 12 tons of equipment sent to the island of Sumatra.

•	SITA France teams up with Airbus and SOGERMA to carry out a project to dismantle airplanes at the end of their life cycle in Tarbes.

•	Through the acquisition of Applus Danemark, Agbar, becomes the first private operator in the Danish Inspection and Certification market.

•	SITA UK wins a new 16-year contract for selective collection and urban waste services in London for the borough of Kensington & Chelsea, worth annual revenues of €18 million.

February 2005

•	In Canada, SUEZ Environment sells Matrec Inc., a waste services company, to Transforce.

March 2005

•

SDEI, a subsidiary of Lyonnaise des Eaux, renews its delegated services contracts for sanitation and water with the Syndicat des Eaux Rhône Ventoux for a term of 8 years, worth total revenues of €70 million.

•	Degrémont signs a contract to build two purification stations at Arcachon for €31 million.

April 2005

•

Degrémont signs a 25-year contract with the Regional Water Authority of Western Australia to build and operate the first reverse osmosis seawater desalination plant in the city of Perth, worth a total of €380 million.

•	SUEZ Environment transfers its 25% equity interest in Northumbrian Water Group plc to Ontario Teachers (a Canadian pension fund), for €377 million.

•	In Manila, the Court of Quezon City approves the recovery plan signed between the creditors of Maynilad, the shareholders and the contracting authority, MWSS.

May 2005

•	SITA Deutschland inaugurates the mechanical and biological waste treatment plant in Cröbern (with a capacity of 300,000 tpa) in western Germany.

June 2005

•	SITA France wins the Paris Airports contract at Roissy Airport, worth €5.7 million.

•	United Water signs 3 new contracts for household waste (nonregulated activity): Glynn County, Durham County and Carthage (United States).

•	Degrémont wins 7 contracts to build and operate on the African continent, worth a total of over €100 million (in Morocco, Algeria, Tanzania, Congo and Nigeria).

•	SITA Sud inaugurates its platform for the biological recovery of sludge and fermentable fractions of household waste located at Entraigues-sur-la-Sorgue.

•	SITA Deutschland GmbH inaugurates a waste incineration plant in Zorbau (with a capacity of 300,000 tpa) close to Leipzig.

•	SITA Polska opens the landfill site in Ryman.

•	Lyonnaise des Eaux renews its water concession and sanitation contracts with the Communauté de l’Agglomération Creilloise for a term of 12 years and a cumulative total of €90 million.

July 2005

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Lydec, the first management company to be awarded a delegated public service contract in Morocco, is listed on the stock exchange for the equivalent of 14% of its capital. SUEZ now holds 51% of the company’s capital alongside institutional investors and the general public in Morocco.

•

Safege, joins forces with Tractebel Development Engineering and secures a European framework contract for hydraulic infrastructures and transportation, representing approximately 150 assignments worth an average of €100,000 each, over a period of 48 months.

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SITA CZ starts construction of the depollution site in Spolana, a chemical industrial complex located north of Prague. This site will account for the treatment of over 35,000 tons of contaminated material, especially that contaminated by dioxins.

•	Palyja floats a fixed-rate bond issue on the local Indonesian market, worth IDR 650 billion, with maturities ranging from 2 to 7 years.

August 2005

•	VEGA renews the waste collection contract for the city of Sao Isodro (Peru) for a term of 10 years, worth cumulative revenues of €36 million.

•	Lyonnaise des Eaux renews a delegated public services contract for water with the City of Le Vésinet for a term of 18 years, worth cumulative revenues of €34 million.

September 2005

•	SITA France and Airbus inaugurate a platform for waste management at the industrial site in Toulouse.

•	Lyonnaise des Eaux renews a delegated public services contract for water with the Verneuil-Vernouillet syndicate, for a term of 20 years, worth cumulative revenues of €29 million.

•	Lyonnaise des Eaux renews a contract with the City of Nice to manage rainwater sewers for a term of 4 years.

•

Lyonnaise des Eaux signs a 20-year concession contract with the city of Vallauris Golfe-Juan (worth cumulative revenues of €80 million) which involves the management of sanitation services and the construction (investment of €29.5 million) and operation of a treatment plant.

•	VEGA wins a concession contract for waste collection in Rio Grande (Brazil) for a term of 20 years, worth revenue of €62 million.

October 2005

•	Through Ondeo Services Italia, the SUEZ group increases to 8.6% its equity interest in ACEA SpA, whose majority shareholder is the city of Rome.

•	In Paris, SITA France wins the third lot (10th, 18th and 19th arrondissements – administrative divisions) for the collection of household waste, worth revenues of €17 million over 4 years.

•	SITA NL renews its contract with the commune of Arnhem for the collection of household waste over a period of 4 years, worth cumulative revenues of €15 million.

•	SUEZ Environment signs a strategic partnership with the municipality of Chongqing (China) for water, through its Sino-French subsidiary.

•	Ondeo Industrial Solutions signs a contract for wastewater treatment at the Atofina platform in Villers-St Paul for a term of 10 years, worth cumulative revenues of €26 million.

•	Lyonnaise des Eaux renews its delegated public services contract for drinking water in the Dunkirk area for a term of 12 years, worth cumulative revenues of €140 million.

November 2005

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SUEZ Environment and the Algerian authorities sign a management and operation contract for the water and sanitation service in the city of Algiers, for an initial term of 5 years, worth a total of approximately €120 million.

•	Agbar sells 60% of its equity interest in the construction company ACSA.

•

SUEZ Environment and Agbar list IAM (the majority shareholder company of Aguas Andinas in Chile) on the Santiago stock exchange and sell 43.4% of shares to local and international investors; SUEZ Environment’s residual equity stake in IAM now amounts to 14.4%.

December 2005

•

Degrémont teams up with the Japanese group Marubeni to secure a contract awarded by the Public Works Authority in Qatar, to design, build and operate the wastewater purification plant in Doha-West, for a term of 10 years, worth a total of US$260 million.

•

Norvegie signs a delegated public services contract with Clermont-Ferrand for a term of 20 years and an investment of €128 million. This contract involves the creation of a multi-channel complex for waste treatment.

•	Norvegie announces that all its incineration plants were in compliance with the European directive for waste incineration.

•	SITA France, renews its waste management contract with the community of Dijon and was authorized to operate the community’s future recycling center for a term of 5 years, worth a total of €53 million.

•	As part of a consortium, Degrémont wins a contract to build and operate an urban wastewater treatment plant in Csepel (Budapest) over a period of 4 years, worth total revenues of €290 million.

January-February 2006

•	SITA UK is selected as a “preferred bidder” for a contract to manage all household waste in the county of Cornwall for a term of 30 years, worth total revenue of €730 million.

6.1.1.6.4 Description of activities

In light of the Group’s desire to systematize and accelerate the rationalization of its industrial processes, the description of activities is presented in a logical format according to business line (water, waste services, etc.) rather than in the format of the management organization matrix implemented when SUEZ Environment was created.

Water

Integrated management of the water cycle

SUEZ Environment provides water and sanitation services in 23 countries. SUEZ Environment is ranked second in European Management Services13, providing 31 million people with drinking water and 18 million with sanitation services. It carries out 76% of its business in the European Union, which remains the main focus of its business and development.

Through Lyonnaise des Eaux, Eurawasser, Agbar, LYDEC, United Water, Sino French, Ondeo Industrial Solutions, Degrémont and Safège, SUEZ

Environment covers the entire value chain of the water cycle:

•	studies and master plans, modeling of underground resources, project management;

•	engineering, design, construction and operation of water treatment plants;

•

operation and delegation of services: on behalf of municipalities, other local authorities and industrial companies, SUEZ Environment manages the catchment, treatment and distribution of drinking water, as well as network maintenance, the collection and treatment of municipal and industrial wastewater, the conversion of sludge from purification activities, the collection and treatment of rainwater and customer relations.

Its activities also include meter reading and the collection of payments from end users, and vary according to the clientele and the country in question. The Group is supported by an advanced research center which allows it to offer long-term partnerships and solutions adapted to the needs of its customers.

The Group is generally involved in the following types of contracts:

•

contracts for the management and maintenance of water and sanitation facilities financed and built by local authorities. In contracts concluded with these authorities, a SUEZ subsidiary is designated as the operator for a period that usually ranges between 5 and 20 years, and the local authority is billed for the services provided.

____________

13.	The Masons Water Yearbook 2004-2005.

•

concession contracts, under which the Group ensures the construction and financing of new capital investments, in addition to providing distribution, maintenance and management services. In the case of an existing facility, the Group assumes responsibility for renovations and possible extensions of the facility. Under this type of contract, services are usually billed to end users. When a subsidiary of the Group builds water purification and management facilities, it usually runs the operations for periods of between 20 and 30 years, after which the facilities are transferred to the local authorities. In some cases, the Group may also own the assets involved. In addition to government concessions, the Group also operates throughout the water value chain on behalf of industrial customers.

In France

In France, local authorities are responsible for the distribution and management of drinking water as well as for the collection and treatment of waste water. They may delegate all or part of these activities to private companies as part of concession or operations management contracts. The industry therefore estimates that private companies provide distribution services for drinking water (and thus bill users for water and sanitation services) to approximately 74% of the population14. In the wastewater sanitation market (both collection and treatment), roughly 58% of the population is served by private companies and 42% by municipalities. However, actual revenues earned by private companies for providing water and sanitation services to the general public amount to only 38% of the water market in France. The remaining 62% corresponds to the share of local authorities (roughly 44% of the market) plus amounts for taxes and royalties collected on behalf of government and water agencies (approximately 18%).

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second largest private operator in the French market15 .

The term of Group contracts in France for both water distribution and water purification services is generally between ten and twenty years.

In the European Union

In the European Union, excluding France, SUEZ Environment is active through an investment in Aguas de Barcelona (Agbar), a group traded on the Spanish stock market, as well as through a number of other contracts, particularly in Italy and Germany.

In the United Kingdom, the Group sold its minority interest in Northumbrian Water Group to the Ontario Teachers’ Pension Plan in April 2005. This transaction completed SUEZ Environment’s divestment of its stake in Northumbrian Water Group, started in May 2003.

In Spain, SUEZ Environment holds an equity interest of 25.8% in Aguas de Barcelona (Agbar), which is the largest player on the Spanish market in water distribution. Agbar is also established in South America, particularly in Argentina, Chile, Colombia and Uruguay, and the majority of projects which SUEZ conducted in South America were completed in partnership with Agbar.

In Italy, the Group is established in Tuscany, primarily in Pisa, in partnership with ACEA, and in Arezzo. In October 2005, Ondeo Services Italia, a subsidiary of SUEZ Environment, acquired an additional stake of 3.62% in ACEA, increasing SUEZ’s equity interest in ACEA to 8.6%. Additional share redemptions at the end of the year further increased this interest to 8.8% as at December 31, 2005.

In Germany, the Group is present in Rostock and Cottbus in particular, essentially through water and sanitation concession contracts.

For several years now, SUEZ Environment has been operational in some of the ten new Member States of the European Union. The Group provides drinking water and sanitation services to several regions of the Czech Republic, where it has been established since 1993, and supplies drinking water to Budapest, Hungary (in partnership with RWE); it has also operated in two other Hungarian cities since 1994 and in Trencin, Slovakia since 1999. It manages a contract for the construction and operation of the Maribor purification station in Slovenia.

Around the world

In the rest of the world, SUEZ Environment provides services related to drinking water and sanitation in partnership with local investors, local authorities, affiliated companies or businesses majority-owned by local interests. In the area of water management, the Group’s revenues outside the European Union amount to roughly 25% of total sales. Concession contracts outside France are usually for a term of between 25 and 30 years.

In Morocco the Group secured a concession contract in 1997 for a term of 30 years involving water distribution, sanitation services, and the supply of electricity to approximately 3.5 million consumers in Casablanca. The Group was also awarded an operation and maintenance contract in Amman, Jordan, and won a similar contract in Tripoli, Libya, at the end of 2002.

14.	Les services collectifs d’eau et d’assainissement en France. Economic social and technical data – BIPE/SPDE July 2005.

15.	The Masons Water Yearbook 2004-2005.

In the United States, over 80% of water-related services are provided by municipal or government agencies which are increasingly interested in forming partnerships with private operators for the supply of drinking water and sanitation services. The Group is active in this market through United Water, the second largest company in the private market with 82 subsidiaries16. Its main activity is the supply of water to users in areas where its regulated services subsidiaries have franchises or other licenses to provide these regulated market services. United Water is established in eighteen States, particularly in the east and central parts of the United States. In the deregulated sector, United Water provides water distribution and sanitation services under operation and management contracts concluded with municipal authorities.

In South America, SUEZ Environment has served up to 20 million people. Argentina was the first South American country to call upon private operators to manage its water services: the Group therefore entered that market via Aguas Argentinas in 1993, the year that it won a concession to provide water and sanitation services to Buenos Aires (7.9 million consumers) for a period of 30 years. The Group also holdsthirty-year concession contracts in Santa Fe and Cordoba. Despite the difficulties experienced after the devaluation of the Argentinean peso and the non-application of contractual price increases, the Group maintained its operational presence under these three Argentinean contracts and opted to start international arbitration proceedings as well as negotiations with the licensing authorities and the banks, in order to exercise its contractual rights and try to re-establish the economic and financial balance of the contracts. However, when it became clear that it would be impossible to obtain a positive conclusion to these negotiations, the Group and the other European shareholders decided to request the termination of the Aguas de Santa Fe concessions (May 2005) as well as the Aguas Argentinas concession (September 2005). See also Section 20, Note 39 on claims and litigation.

SUEZ Environment also supplies water services to Limeira and Manaus (Brazil).

In Asia, the Group is present in China via 18 subsidiaries associated with local authorities that produce drinking water. It operates through different types of contracts such as BOTs (Build Operate Transfer) for the construction and restoration of water treatment plants, and concessions. The Group also manages a 25-year concession contract to manage water resources in Macao.

The world expert in water purification

With Degrémont, a 100%-owned subsidiary, SUEZ Environment is one of the major world players in the engineering of urban wastewater treatment. Degrémont ensures the design, construction and sometimes the operation of water treatment facilities, including:

•	drinking water production plants;

•	wastewater treatment plants;

•	reverse osmosis desalination plants;

•	sludge treatment units.

Degrémont provides the entire range of services that ensure the turnkey delivery of a facility, particularly engineering services, construction, work site management and the start-up of equipment. Since it was created in 1939, Degrémont has built over 10,000 water treatment plants around the world. With the growth of urban populations, requirements for both water quality and sanitation have increased, resulting in growing demand for water treatment infrastructures.

Now more than ever before, Degrémont’s international development strategy is based on strict criteria which ensure a balanced contract and a carefully weighted distribution of risk among all stakeholders.

Collecting and converting waste to energy

The range of activities carried out by SUEZ Environment in waste services under the SITA brand and through its subsidiaries SITA France, Novergie, Terralys, Teris, SITA Deutschland, SITA Belgium, SITA Sweden, SITA UK, SITA Australia, Swire Sita, etc., has expanded to keep up with regulatory, technical and economic changes as well as increasingly specific requests from customers: In Europe, this has meant developing processes related to waste re-use, recycling, physical recovery, waste-to-energy recovery and the depollution/rehabilitation of industrial sites; in Asia Pacific it has developing the reliability of processing and development facilities for urban services, and in South America, the adoption of environmental standards. In terms of revenue, SITA is the world’s third largest player17 in this market, and the largest in Europe.

The Group is not only active in waste collection, but also in recycling and the treatment of all forms of waste: physical and waste-to-energy recovery, stabilization, storage, etc. As a pioneer in the selective collection of household waste in the 1990s, SUEZ Environment owns a fleet of approximately 11,500 heavy vehicles adapted to all types of waste collection: selective collection of packaging, large objects, hospital waste and industrial waste.

The Group is also conducting trials for on-board computerized weighing and identification for various applications (optimizing collection runs, management of billing based on the weight of the waste, etc.).

16.	In the United States, United Water is ranked second in the non-regulated market in terms of revenues, and third in the regulated market (Internal source).

17.	Internal SUEZ Environment assessment based on data published by competitors.

In 2005, the Group collected 24.0 million tons of household waste, non-hazardous industrial waste and medical waste.

Before any treatment of the waste, 199 sorting and conditioning centers ensure the delivery of ready-to-process waste material to the various divisions. Specialized in the sorting of household waste and industrial packaging, the sorting centers are the cornerstone of the recycling economy: they provide recyclers with a regular, high-quality supply while providing waste generators with a continuous supply of regulated waste. In 2005, these centers received 7.4 million tons of waste, including 4.9 million tons of recyclable material.

The natural process of degradation and oxygenation of organic materials is reproduced on an industrial scale at 97 SUEZ Environment composting platforms using varying degrees of technical sophistication, depending on whether the material received is “green” waste or sludge from purifying stations. In the latter case, additional technical investments are made to ensure the deodorization of the process and the hygienization of the product. In 2005, the Group composted 1.3 million tons of organic waste.

At the end of 2005, SUEZ Environment consolidated all its activities and expertise relating to sludge treatment in France under one operational entity called Terralys, which offers a range of additional processes and the multi-disciplinary expertise of Group companies.

Through 49 facilities around the world, including 47 with waste-to-energy conversion capabilities, SUEZ Environment applies its expertise in the incineration of urban waste, in France through Novergie, and in Belgium, the United Kingdom and Taiwan. This activity is subject to several regulatory restrictions aimed at reducing the impact of processes (smoke emissions, production of bottom ash), and recovering the energy produced by burning waste in the form of heat and/or electricity. In 2005, 6.0 million tons of household waste, non-hazardous waste and medical waste were incinerated.

Storage is the main processing operation in many countries. SUEZ Environment manages 170 landfill sites. Upstream, the search for a site must meet the requirements of imprescriptible specifications, concerning, most notably, soil quality, avoiding contact with groundwater, and distance from residential populations. During the operational phase, all changes are planned and controlled, effluents (biogases and leachates) are captured, converted or eliminated, and the environmental parameters are measured on a very regular basis. When they are decommissioned, these sites continue to be monitored for thirty years. SUEZ Environment operates centers around the world: in 2005, 24.8 million tons of waste were received by the company’s landfills.

Expertise in the treatment of toxic waste extends to incineration by different subsidiaries of SUEZ Environment: Teris and Teris North America, 100%-owned subsidiaries of SUEZ Environment, and SPOVO in the Czech Republic. In the Shanghai Industrial Chemical Park site in China, SUEZ Environment and its local partners won a BOT contract in March 2003 for an incinerator of hazardous industrial waste. Moreover, activities related to the storage of toxic waste in class I centers in France are carried out by SITA FD (a 100%-owned subsidiary of SUEZ Environment) and by Essensis in Brazil. SUEZ Environment can therefore offer its customers solutions adapted to all types of hazardous industrial waste, from the conditioning of 100 grams (most notably of hazardous household waste or laboratory waste) up to several hundred tons of material. In 2005, 2.4 million tons of hazardous industrial waste were processed, including pre-treatment on ad-hoc platforms, stabilization and storage in class I centers, incineration of heavily chlorinated or sulphurized waste, and co-incineration at cement plants. This latter expertise saved 269,000 tons of oil equivalent fossil fuels.

Through its sanitation and industrial maintenance activities, SUEZ Environment provides local authority, individual and industrial customers with services related to sanitation, industrial clean-up (particularly after factories are decommissioned), collection of hazardous industrial waste as well as more specific services such as oil-related activities, network management and cleaning of water towers. The Group has also developed recognized expertise in the area of depollution and conversion of industrial sites. The SITA Agora projects for the depollution and conversion of the Metaleurop site in Pas-de-Calais as well as the Spolana project north of Prague in the Czech Republic are prime examples.

Finally, urban waste services are a concern for local authorities and a health necessity. Services provided by SUEZ Environment in this area include mechanical and manual sweeping, maintenance of street furniture, removal of posters, graffiti and snow, clean-up of beaches, maintenance of garbage bins, and running awareness campaigns. Depending on the country, additional services may also be offered, such as the maintenance of parks and municipal green spaces.

6.1.1.6.5 Regulatory environment

SUEZ Environment operates its water and waste services in Europe and the United States under a highly structured regulatory framework. Environmental regulations are clearly changing, especially in China and Brazil.

The regulatory environment can be divided into 3 levels:

•	regulations governing the awarding of contracts;

•	regulations governing activities;

•	environmental responsibility.

Regulations governing the awarding of contracts

In France, there are 2 main models of government contracts:

•

delegated public services contracts are governed by the Sapin Act of 1993, which defines the applicable procedures for awarding such contracts. They are usually used for water-related services. Communities, generally comprised of “communes” or groups of communes, can choose between direct management by local government and the total or partial delegation of management to a private company. The delegated management services contract defines the respective obligations of the delegator and the delegate as well as the price structure; it does not include provisions regarding a transfer of the ownership of existing assets to the delegate, who operates simply as the manager. Since the Mazeaud Act of 1995 was implemented, the delegate is now required to produce an annual technical and financial report;

•

service and construction contracts are subject to the French Code on Public Contracts and, more generally, to the European directives mandating the use of competitive bidding for awarding contracts. Activities related to waste services and those carried out by Lyonnaise des Eaux and Degrémont are generally subject to this type of procedure.

In the United States, the federal government plays a major role in the water sector, but the individual States exercise powers related to the management and regulation of operations and the planning of investments. Two main types of contracts co-exist: the first is regulated, as in England, while the second is non-regulated, as in France.

Each State has a Public Utility Commission which sets pricing structures (for water and sanitation services) and the return on shareholders’ equity granted to companies operating in the regulated sector.

In the non-regulated sector, each municipality determines the rules that govern the awarding of contracts to public-private partnerships and their mode of operation. Generally, the operator is selected following a bid procedure.

Elsewhere in the world, the method of awarding contracts changes according to the type of public/private partnership, regardless of whether it is a delegated service contract (long-term concession, BOT, short-term provision of service) or a regulated contract. A clear definition of the regulatory context is an extremely important criterion for the development of SUEZ Environment activities.

Regulations governing activities

Legislative and regulatory restrictions that apply to SUEZ Environment’s activities essentially arise from European directives:

For water

•

The directive of May 21, 1991, on the treatment of waste water in urban settings sets the minimum quality standards for the treatment of waste water and sludge in urban areas with a population of 2,000 or more residents. It was subsequently transposed into French law and is being phased in gradually with the final deadline set for 2005.

•

The directive of November 3, 1998, on the quality of drinking water, strengthened certain quality standards. The deadline for compliance with all the new requirements was December 2003, excluding the requirement related to lead, as compliance in this regard was pushed to 2013.

•

The framework directive of December 22, 2000, on water, established a regulatory framework for a Community policy on the protection of inland surface waters, transitional waters, coastal waters and groundwater, in order to prevent and reduce pollution, promote sustainable water use and protect the environment. It established an objective for “good ecological status” and mandated the change from a resources-based logic to an objectives-based logic. It also introduced the obligation on Member States to implement water pricing policies by 2010 that would motivate consumers to use resources more effectively. This key directive was adopted by French law on April 22, 2004.

For waste services

The directives relating to waste management are:

•

the framework directive of July 15, 1975, the first European directive to cover the treatment of waste. This directive favors the prevention and reduction of waste production by imposing the use of cleaner technologies to protect the natural environment. This text also introduces the Polluter Pays principle. It was amended by the directive of March 18, 1991, which defines objectives with respect to at-source reduction of waste, and sets out the different methods of treatment (recycling, composting, incineration with energy recovery, and elimination).

•

the directive of December 20, 1994 regarding waste from packaging, which aims to reduce the impact of packaging waste on the environment. This guideline sets quantifiable objectives for the recycling and conversion of packaging placed on the European market. The directive was revised in 2004 and sets new recycling objectives by material.

•

the directive of April 26, 1999, regarding the burying of waste in landfills defines new standards for the management of sites including standards for containment and controls. This directive imposes certain obligations on the manager for a period of 30 years after the site is decommissioned.

•

the directive of December 4, 2000, regarding the incineration of waste applies to all categories of hazardous and non-hazardous waste and sets strict limits for incineration equipment in order to protect the quality of air and water.

In the main European countries where the Group operates, these directives have been transposed into national law and are often complemented by specific legal provisions in each country.

The activities of the Group in the United States are also subject to regulations – either federal or local – with respect to the environment, hygiene and security. The water sector is governed at the national level by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987 implemented by the Environmental Protection Agency.

The primary effects of the strengthened directives have been increased capital expenditure on infrastructure and higher operating expenses for operators. As a general rule, contracts concluded by SUEZ Environment protect it from regulatory changes by authorizing some form of consequence on contractual pricing. Due to the increasingly stringent nature of environmental objectives, local authorities have been required to call upon the expertise of ever more qualified professionals to manage their resources. The need to build new plants, or replace or adapt old ones, and obtain access to cutting-edge technology bodes well for the activities of Degrémont. Therefore, in principle, the changing regulatory context has created development opportunities for SUEZ Environment.

Environmental responsibility

After almost 15 years of discussions, Europe has issued a new directive on environmental responsibility (directive 2004/35 of April 21, 2004) which strengthens the principle of Polluter Pays within the European Union. This directive is to be implemented, under the national law of each country, by April 30, 2007 at the latest.

The directive covers three categories of environmental damage: damage to species and natural habitats, water damage and soil contamination.

Under the terms of this directive, the operator bears primary responsibility for such damage.

SUEZ Environment has commenced a study to evaluate the impact of this directive on its activities:

•

as the manager of a potentially polluting facility (pollution by treatment facilities or the burial of waste, river pollution by the effluents of a purifying station, agricultural conversion of sludge or compost);

•

as a victim of pollution (pollution by a classified facility of the raw water which SUEZ Environment uses to produce drinking water, pollution by a third party of a landfill, purifying station or contaminated soil).

Elsewhere in the world, the regulatory changes with respect to environmental responsibility are as follows:

•	in the United States, the principle of Polluter Pays is included in legislation. The current U.S. administration is rather reluctant to strengthen environmental regulations;

•

in Brazil, the legislative framework has developed over the past few years, based on the Environmental Act No. 6.939/1981. However, the limited resources of the administration and the sheer scope of the territory covered means that control measures may occasionally result in punitive action meant to serve as an example, but control measures are far from being generalized;

•

China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards especially with regard to marine pollution, air pollution, the protection of groundwater, species and natural habitats. When the process of strengthening these environmental regulations is completed, it will probably have an impact on the costs for managing water and waste services. As a result, contracts signed by SUEZ Environment are very mindful of the changing dimensions of Chinese environmental law.

6.2 MAIN MARKETS

6.2.1 Main markets – energy

The production and marketing of electricity and the marketing of gas are sectors of activity which are largely open to competition in Europe and the United States. However, activities which constitute natural monopolies – like the transport of electricity and, to some extent, the transport of gas – are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition and international players operate in more regulated environments, usually under the terms of long-term contracts.

In Europe, the main competitors of Electrabel and Distrigaz on markets open to competition are: in electricity, the German companies E.ON and RWE, the French company EDF and the Italian company ENEL; in gas, all the major gas companies such as Ruhrgas and Gasunie. New competitors are also emerging, such as the large European gas producers or other players specialized in marketing activities, like the British company Centrica (which has become established on the Belgian market). With respect to Fluxys, one of the major new requirements to emerge from the transposition into Belgian law of the 2nd European gas directive, is the official designation of one or more network managers. The new Belgian law on gas defines the procedure for the official appointment of an entity to manage the natural gas transport network as well as the natural gas storage facilities and LNG terminal ling facilities. This appointment is valid for a period of 20 years. As they hold the relevant authorizations to transport natural gas, Fluxys and Fluxys LNG will seek to be appointed as the network managers.

The Group also has a development policy for LNG. With SUEZ LNG NA and Fluxys, SUEZ is the only group to own LNG terminals on both sides of the Atlantic. It also holds an equity interest in a liquefaction plant in Trinidad, which provides great arbitration capabilities. SUEZ estimates that this segment of the gas sector needs to develop quickly, especially given the decline in gas reserves in the United States and the on-going improvement of technologies.

In some regions of the United States, electricity markets are currently suffering from an excess of installed capacity, exacerbated by a slowdown in the deregulation process. In the short-term, “spark-spreads” are too low in some areas for electricity producers to obtain a profit higher than their capital costs, when they trade on the spot market. It is difficult to foresee whether in the mid-term, growth in demand and the decommissioning of obsolete power plants will successfully absorb the excess capacity.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome, especially in markets such as the Northeastern United States. Nuclear still has the bad reputation it gained in the 1970’s, although the industry has continued to operate its existing fleet of plants, largely without incident. The government has adopted a limited program of incentives aimed at commercializing integrated coal gasification technology; however, its high capital costs and operational inflexibility should prevent significant development of this technology A threat could arise from the easing of siting obstacles for new transmission lines that could connect existing and/or proposed coal-fired facilities located away from densely populated areas, with those markets.

In 2005, two LNG receiving terminals to be located in the Canadian Maritime Provinces and intended to service the markets of New England, received the green light from the government. Since these terminals are located upstream from the gas pipeline of the Maritime Provinces, the effects that these terminals will have on the price of gas in New England remains highly uncertain. A project involving an LNG terminal in South-East Massachusetts was awarded an FERC license. However, the project faces significant problems associated with location and the provisions of the most recent legislation on energy, which will block traffic to the site. Its success has therefore been compromised. The FERC rejected another application concerning an LNG terminal project in Rhode Island.

Demand for energy has continued to grow steadily in most countries of South America. Reserve margins have declined in all markets of the South Cone and are now approaching their limits (except in Brazil which will maintain a sufficient reserve capacity for at least a few more years).

As a general rule, prices increase as a result of fuel price changes, but the conditions specific to each market differ significantly. The Pacific axis (Chile, Peru) remains more orthodox and prices tend to be influenced by hydrological conditions, fuel trends, the cost of new expansions and related technologies. On the Atlantic coast (Brazil, Argentina), the authorities moved successfully to limit price increases. Priority was given to preventing or delaying these price increases, at least for existing power plants. Specific and complex provisions have been created to stimulate new developments.

Demand for gas has increased substantially on all markets as a result of economic growth and because it offers an alternative to liquid fuels. In Peru and Brazil, the oil companies have continued to make investments. However, their Argentinean and Bolivian counterparts have been forced into a holding position, due to government interventionism and a lack of clear rules for the future. This situation has resulted in a fragmented market and only partial satisfaction of the demand in Chile, Uruguay and Argentina.

In Asia and the Middle East, most countries apply different forms of regulations to the electricity and gas markets, resulting in a single centralized company acting as the buyer for independent power producers. Some countries like China and India have taken the initial steps to split up the sector, but transparent rules that would ensure free and fair competition have not yet been put into place. Even though the demand for energy in this region is generally high, in the short term, viable opportunities for investment available to foreign investors are limited and are essentially related to new projects for the independent production of water and electricity in the Middle East (a region known for the clarity of its regulatory framework), and electrical projects in South-East Asia (for a term of 2 years).

Since SEI is a diversified company operating in several countries and in many segments of the electricity and gas value chain, its competitors are as numerous as they are diverse and often include local government-owned businesses and national operators. The international operators – AES, Endesa, International Power – usually emerge as the group’s competitors in several countries. It is important to note, however, that the current number of players at the international level has declined significantly in recent years; a number of U.S. and European companies opted to refocus on their respective historical markets, following difficulties in their national markets or with investments in the distribution of residential electricity, a segment in which SEI does not operate. Companies from Japan, Hong Kong, Malaysia, and Singapore, which participated in projects under long-term contracts in their country of origin, are increasingly trying to export these types of contracts abroad. With the free flow of capital, financial investors attracted by the low risk and profitability of the programs in question, are increasingly looking for energy projects and acquisitions characterized by regulated or fixed returns.

Oil and gas companies like ExxonMobil, Shell, BP, Total and BG Group have emerged as major competitors for LNG activities on the Atlantic basin.

The geographic area covered by SUEZ Energy Services is essentially in Europe: this division is ranked number 1 in France, Belgium and Holland, has a strong position in neighboring countries, and offers an initial base for expansion into countries located further away, such as Central Europe.

Since its three market segments – Industry, Services (including collective housing) and Infrastructure – have different economic cycles, this division has relatively little exposure to risks related to changes in the economic outlook.

Although the Industry market is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service activities, which benefit from the outsourcing trend, the strengthening of environmental constraints and the search for efficient energy.

The development of public/private partnerships, especially in the Services sector, is a favorable factor for the development of operations at facilities and services.

Finally, the Infrastructure market remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. SUEZ Energy Services is also recognized as a major player in this market through niche activities in transportation and intelligent security technologies.

With a good balance of activities (50% in production facilities and related services, 44% in services and 6% in engineering), the division holds a unique portfolio in the European market which sets it apart from its competitors.

Its competitors are generally smaller in size and include, most notably, Vinci Energies, ACS, Cegelec, Amec-Spie and Imtech for operations at facilities and Dalkia, Cofatech and RWE Solutions for service-related activities.

The complementarity of the Group’s different divisions is also an advantage for SUEZ Energy Services, if, for example, it is called upon to provide services, supply electricity and gas to a deregulated market and/or provide services related to water and waste services.

6.2.2 Main markets – environment

The markets

The entire water sector has changed since the end of the 1980s, moving from operations largely dominated by government-owned organizations, to a market where the private sector has gained market share and is consolidating.

The Group estimates that public/private partnerships have major long-term potential for development, especially in Europe.

In Europe, the potential for growth in environment-related markets is substantial:

•	consumer demands for quality will continue to increase;

•

most of the fifteen “original members” of the European Union are behind schedule with respect to the application of the technical directives related to water, and specifically, the 1991 directive on urban waste water;

•	the ten “new members” are required to ensure compliance with the European standards;

•

pressure on government spending, greater demands from consumers in terms of the efficiency of their public services, and the higher level of technical expertise required in the sector have motivated several local authorities to endorse public/private partnerships and sustainable development.

In emerging countries, where immense needs are yet to be satisfied, the action plan of the World Summit for Sustainable Development emphasizes the fact that the supply of clean drinking water and adequate sanitation services are necessary for the protection of human health and the environment. In this regard, the Millennium Declaration invites countries to commit to reducing the number of people without access to drinking water or without the means to access it by half by 2015. The World Bank estimates that US$267 billion18 in investments will be required to achieve this objective. The affected countries therefore present major opportunities for development with respect to construction, the operation of water treatment facilities and the management of water-related services. However, opportunities related to the operation of water treatment facilities come with potentially high risks which require solutions to be identified before any intervention can be considered for these countries. The main risks are exchange rate risks, and the risk that the contracting authority may not respect the terms of the contract often due to an inadequate understanding of the applicable legal issues.

Even if recourse to the private sector continues to increase, its involvement is currently still limited to approximately 9% of the world population. Local situations are very dissimilar: in France, municipal water systems are often turned over to the private sector; in England, the entire sector has been privatized since 1989. In the United States, however, private sector intervention with respect to water management is limited to less than 20% of the population.

The waste management market has great potential for growth, especially in Europe where the environmental map is very different from the U.S. model. Europe is becoming increasingly demanding (higher recycling objectives and pressure on landfill sites), and therefore offers organic growth potential. On municipal markets, volumes of household waste are steadily increasing in the majority of European countries – between 1% and 3% every year19 – and therefore public customers continue to resort to private partnerships. The lack of treatment facilities is a concern in some regions.

With respect to industrial markets, the first signs of a decline in the quantity of waste produced are now emerging: this is not simply a consequence of the economic slowdown, but is also attributable to the increased weight of services (less waste-producing) in the economy as well as industry’s efforts to optimize manufacturing processes and adopt clean technologies. This trend has encouraged SITA to provide more than just basic services relating to waste disposal and develop value-added services to help customers comply with increasingly stringent environmental standards (with respect to recycling objectives, recycling of packaging, EU directives for vehicles at the end of their life and for electrical waste and electronic equipment, and obligations relating to the depollution of soil). Initiatives taken by SITA France in these areas include a partnership with Geodis for the collection of electrical waste and electronic equipment, the dismantling of airplanes at the end of their life and the Agora project.

18.	Source: 2000-2015 – Global Water Partnership/WB Estimates.

19.	Source: Eurostat

The competition

The competitive environment is constantly changing with the emergence of new aggressive players.

In the water and sanitation sector, following the announcement that RWE would be closing its operations in the United States (American Water Works) and the United Kingdom (Thames Water), the Group’s main international competitor is Veolia Water (a subsidiary of Veolia Environnement).

In 2005, a number of local, credible players emerged, particularly in Asia; new equipment manufacturers (G.E., Siemens) revealed their intention to target the provision of services, and the interest of financial investors continued to grow (in the United Kingdom, Deutsche Bank acquired Sutton & East Surrey from Terra Firma, Mid Kent Water was sold to HDF and UTA, two Australian pension funds, and so on.)

There were several transactions in the waste services sector (in the United Kingdom, the Netherlands and Germany). RWE withdrew from this market by selling most of its operations to Remondis, a German group (formerly operated under the Rethmann brand), which consequently became the third largest operator in Europe after Veolia Environment (formerly the Onyx brand) and SUEZ Environment (the SITA brand). The Australian group Brambles sold its subsidiary Cleanaway Germany to the SULO group and announced its intention to sell another subsidiary, Cleanaway U.K.

6.3 EXCEPTIONAL EVENTS

None.

6.4 DEPENDENCE ON PATENTS, LICENCES OR

CONTRACTS

See Sections 11 “Research and development, patents and licenses” as well as 4.1.1 “Industrial risk and risk related to the economic, commercial and contractual environment”.

6.5 COMPETITIVE POSITION

See Section 6 “Overview of activities”.

6.6 SUSTAINABLE DEVELOPMENT–

ENVIRONMENTAL AND CORPORATE

INFORMATION

SUSTAINABLE DEVELOPMENT

Sustainable development has been defined as a form of development which meets the needs of the present without compromising the capacity of future generations to meet their needs. Throughout the company, corporate, societal and environmental concerns are therefore integrated voluntarily into commercial and financial activities to meet the expectations of stakeholders, and achieve balanced development over the long term.

The issue of sustainable development involves multiple interactions between human needs, the protection of the environment and economic growth. Moreover, while sustainable development is a global issue because of its effects, it can only be solved definitively through the application of local solutions.

With over 150 years of experience working in the areas of energy, water and waste services, SUEZ is a player committed to sustainable development. For the Group, this translates into concrete action rather than simply paying lip service to the issue.

The ethics and values to which SUEZ ascribes have directed the Group’s actions towards sustainable development. The Board of Directors has an Ethics, Environment and Sustainable Development Committee chaired by Etienne Davignon.

It is under this framework that SUEZ has subscribed to the principles of the Global Compact since 2000.

For SUEZ, the commitment to Sustainable Development, based on the ethics and values of the Group, falls into 4 guiding principles:

1. SUEZ activities lie at the heart of the issue of sustainable development. As a result, it is a major player in:

•	preservation of resources (energy, drinking water);

•	protection of the environment (emissions, waste water, waste products);

•	satisfaction of the essentials of life (water, energy and waste services).

2. The industrial activities carried out by SUEZ have an impact on the environment as well as on partners, neighboring residents and the populations served. In implementing action plans and a performance reporting system on environmental and social responsibilities bears witness to a process of continuous improvement.

3. A policy geared towards Sustainable Development creates long-term value. Social and environmental policies have a direct impact on the quality of services and the operational performance of Group activities in the following areas:

•	know-how and expertise;

•	continuity of service and operations;

•	competitiveness of manufacturing and service costs;

•	reputation and license to operate.

Integrating the values of sustainable development into the solutions implemented means that the requirements for sustainable development are transformed into a motor for innovation and value creation in the medium and long term.

4. Sustainable development affects all aspects of the SUEZ organization (corporate governance) and relations with its stakeholders. It is the key to the endurance of both the Group and its operations.

In 2005, the Group’s Executive Committee decided to organize Sustainable Development activities as follows:

•	creation of a Sustainable Development Department to motivate a decentralized, sustainable development network with contacts in each division, business unit and level of functional departments;

•	creation of a sustainable development steering committee chaired by Yves-Thibault de Silguy, Group Senior Executive Vice-President, made up of 5 members of the Executive Committee (the Chair of the Committee, the Executive Vice-Presidents responsible for Business Strategy, Communications and Human Resources, plus the Secretary General), as well as the Executive Officer responsible for environmental issues and one representative from each of the 4 divisions.

The main objectives of this structure are to streamline actions, share experiences and integrate the Sustainable Development Policy into the strategic process, within a program of continuous improvement.

6.6.1 Environmental information

Environmental policy

Due to the nature of its activities, SUEZ is positioned at the very heart of environmental concerns: climate change, pressure on water and energy resources as well as the protection of our natural environment and heritage. While the Group’s activities can have a positive impact on the environment, they also have an impact on natural resources and the environment that need to be measured, controlled and reduced to a minimum through a process of continuous improvement. Moreover, potential environmental nuisances or damages expose the group to different types of risk, which may generate additional costs, and affect its image and reputation. Risk management is a daily function, thanks to the growing number of certified environmental management systems implemented within the group and to risk management plans deployed for that purpose. Training of partners, innovation, and research programs all contribute to the operational management of risk. The Group also commissions studies on the impact of its activities on the environment.

SUEZ takes concrete measures to reduce the direct impact that its activities, such as production of electricity, energy-related services and gas-related activities, have on the environment. The Group has implemented a Sustainable Development management program that includes an objective to reduce the financial risk associated with management of the environment. In addition, compliance with national, regional and European regulations remains an ongoing objective.

The Group ensures that all managed facilities and services constantly comply with the growing demands of environmental regulations, and anticipates new legislation in order to ensure that it best meets the expectations of its customers and stakeholders.

Innovative SUEZ proposals offer the Group’s municipal and business customers solutions that can resolve their environmental problems both efficiently and cost-effectively, and help them carry out the responsibilities entrusted to them under legislation regarding the management of water and waste products.

Moreover, apart from the strict exercise of its current activities, when it comes to management of water and waste products, SUEZ is always listening to the communities with which it forms long-term partnerships and examines how major contributions would contribute to their sustainable development.

1. A network of officers for the deployment of the environmental policy

In 2005, the Group strengthened the environmental aspects of the organization and introduced Environmental Officers appointed for this purpose in divisions across all the Group’s relevant activities.

Through this network of Environmental Officers, the Group encourages subsidiaries to deploy an environmental policy based on their activities, local economic conditions and the expectations of their industrial and community customers.

At the end of the 2005 financial year, revenues generated by entities which produced a Statement of Environmental Commitment amounted to 90.2% of relevant revenue in terms of the environmental impact on the Group (versus 84.5% in 2004). These policies may lead to the implementation of environmental management systems (EMS) based on economic conditions and the interest in this type of process. These systems therefore rely on documentation, a comprehensive set of procedures and specific objectives defined as part of a process of continuous improvement. These environmental management systems may subsequently be subject to external certification. At December 31, 2005, 48.2% of relevant revenues (43.5% at December 31, 2005) were covered by certified environmental management systems (ISO 14001 certificates, EMAS registrations, ISO 9001 version 2000 certificates with an environmental element, and local certifications). At the end of 2005, the Group therefore held 271 ISO 14001 certificates, 312 ISO 9001 version 2000 certificates with an environmental element, 11 EMAS registrations and 81 local environment certificates. The consolidation of ISO 14001 certificates now covers 925 sites, which include 60 more sites than in 2004.

Whenever the implementation of a certified or registered Management System is not economically justifiable, the entities involved are encouraged to define an internal environmental management system which guarantees proper treatment of the environment during execution of their strategy. Some Group entities have therefore found it more useful to define their own management system standards and have them recognized internally. There were 139 of these types of systems at the end of 2005.

The Group also makes an ongoing effort to educate personnel about environmental issues as evidenced by the “quality-security-environment” training session (31% of the total number of training hours) and the total amount invested in these programs (over €16.4 million in 2005).

Several power plants – including two nuclear sites – obtained ISO 14001 certification and/or EMAS registration. Close to 60% of the total power of Electrabel’s production capacity in Europe is covered by ISO 14001 certification. Processes designed to improve environmental results continue to be implemented and certification processes have either started or are being prepared for several sites. During the course of 2005, the sites at Twinerg (Luxembourg), Polaniec (Poland) and Montmartini (Italy) obtained their first ISO 14001 certificate.

Several SUEZ Energy International (SEI) plants also obtained ISO 14001 certification. Others are currently involved in the process of obtaining the certification.

Every year, entities of SUEZ Energy also receive new ISO 14001 certifications. In 2005, 5 new certificates were obtained, for a total of 66 SES sites with ISO 14001 certification. Through their environmental management, these entities also assist the certification of their customers and more generally speaking, contribute to their improvement goals; this can also be achieved by integrating an environmental element, into ISO 9000 processes.

Tractebel Engineering provides positive contributions through its consulting and support services for ISO 14001 certification and EMAS registration, which it has offered since 1996. In 2005, Tractebel Engineering contributed to the implementation of an internal environmental management system, known as IPMS Environment, at Electrabel Generation Belux (NB: IPMS integrates most of the standards required for ISO 14001 certification). In 2005, subsidiaries active in the gas industry also started the process of implementing the ISO 14001 system.

SUEZ Environment takes measures to have the quality of its operations certified by an independent organization in accordance with international standards, but as a preliminary measure, it ensures that the information through consultations involve neighbouring residents, users, associations and employees is recognized, is known and shared.

2. Strengthening measurement and performance monitoring systems

In order to direct the deployment of its environmental policy, control environmental risks and encourage the communication of its environmental performance to stakeholders, SUEZ has been committed to implementing a specific reporting system since 1999. Development of this system was based on work carried out during international conferences such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). The reporting exercise completed in 2005 and the Group’s practices in this regard, have contributed to improving procedures for collecting and disseminating data on the environment. This information is also provided in the Group’s Activity and Sustainable Development Report.

Environmental reporting is closely linked to reporting on operational performance and therefore serves as a management tool. With respect to environment-related activities, the development of indicators which can measure and improve environmental performance is studied and the results submitted to the operating managers. They indicate the progress that has been made and provide benchmarks for comparable operating entities within the Group.

This desire to include environmental elements as an integral part of management processes is led by the Group’s Executive Management and implemented by the operating teams working on the ground. Environmental audits are carried out by Head Office departments to ensure that environmental regulations are respected on the ground and also to measure major environmental risks. Procedures to monitor the quality of drinking water that is produced and distributed, as well as the discharge from purification stations, are carried out at the local level through self-inspections that are reported to head office; the head office then measures the changes in performance.

Group companies are paying close attention to controlling the various impacts of their activities on the environment, as evidenced by the performance levels reported in the following summary table:

Environmental performance by SUEZ in 2005

Indicator nam	2005 data	Scope covered (% of pertinent sales)
Environmental policy or commitment statement	90.2% pertinent sales	99.7%
Environmental management program	65.3% pertinent sales	99.7%
✓ Certified environmental management system	48.2% pertinent sales	99.7%
✓ Certified environmental management system – ISO 14001	271	99.7%
✓ Certified environmental management system – EMAS	11	99.9%
✓ Certified environmental management system – ISO 9000 version 2000 with environmental component	312	99.9%
✓ Certified environmental management system – Other local standards	81	99.7%
Environmental analyses	57.7% pertinent sales	98.8%
Risk prevention plans	60.9% pertinent sales	99.7%
✓ Crisis management plans	70.1% pertinent sales	99.2%
Companies publishing environmental reports	45.2% pertinent sales	99.7%
Environment-related complaints	111	99.9%
Environment-related convictions	29	99.9%
Amount of fines	€384k	99.9%
Environmental expenditures – Energy Activities	€452.9m	91.2%
Environmental expenditures – Environment Activities	€2,226.2m	91.2%
Environmental provisions (refer to Note 15 in the notes to the consolidated financial statements)	€5,040.1m	100%
✓ Primary energy consumption – Energy production	289,117.6 GWh	100%
✓ Primary energy consumption – Transport of gas	1,476.6 GWh	89.1%
✓ Primary energy consumption – Waste treatment	1,067 GWh	100%
✓ Primary energy consumption – Wastewater collection and treatment	669 GWh	100%
✓ Electricity consumption – Energy production	10,012 GWh	57.1%
✓ Electricity consumption – Waste treatment	350.3 GWh	100%
✓ Electricity consumption – Wastewater collection and treatment	1,067 GWh	100%
✓ Electricity consumption – Drinking water distribution	2,026 GWh	100%
✓ Total greenhouse gas emissions (excluding vehicle fleet)	79m tons CO2 eq.	94.3%
✓ CO2 emissions– Energy production	72m tons	98.4%
✓ CO2 emissions – Transport and storage of gas	0.3m tons	100%
✓ CH4 emissions – Transport, storage and distribution of gas	13.6 kilotonnes	89%
✓ GHG emissions – Controlled landfill sites	3.7m tons	100%
✓ GHG emissions – Incineration	2.7m tons CO2 eq.	97.8%
✓ GHG emissions – Wastewater treatment	0.12m tons CO2 eq.	100%
CO2 emissions – Vehicle fleet	0.6m tons	94.3%
✓ NOx emissions	110,589 tons	99%
✓ SO2 emissions	189,270 tons	98.8%
✓ Particulate emissions	9,882 tons	98.8%
Installed capacity – Renewable sources	5.9 GW el eq.	96.9%
Vehicle fleet –% “green” vehicles in the fleet	3%	100%
✓ Consumption of water for industrial use – Surface water	45.3m m3	80.7%
✓ Consumption of water for industrial use – Water tables	4.6m m3	97.2%
✓ Consumption of water for industrial use – Public networks	23.6m m3	97.8%
Consumption of water for cooling – Evaporated surface water	136.5m m3	99.9%

✓ Reviewed by Auditors.

Indicator nam	2005 data	Scope covered (% of pertinent sales)
Consumption of water for cooling – Water tables	6.8m m3	99.9%
Consumption of water for cooling – Public networks	3.7m m3	99.9%
✓ Production of specific waste – Fly ashes, smoke residue from incineration of household waste	3m tons	100%
✓ Production of specific waste – Cinders, bottom ash	2.7m tons	100%
✓ Production of specific waste – Desulphurization by-products, gypsum	0.2m tons	97.6%
Production of specific waste – Sludge from waste water treatment stations	0.5m tons	100%
✓ Production of non specific waste – Non hazardous	3.7m tons	99.9%
✓ Production of non specific waste – Hazardous	0.1m tons	97.8%
Recovery – Waste and by products except for sludge	43.3%	98.1%
Recovery – Sludge from waste water treatment stations	52.2%	100%
Energy recovery from waste – Electricity production (incinerators and CLS)	2,142 Gwhe	96.9%
Energy recovery from waste – Heat production (incinerators)	2,479 Gwhe	100%
Quantity of leachates collected	4m m3	-.-
✓ Quantity of leachates treated	4.2m m3	-.-
✓ Pollution load treated in sanitation networks (DBO5 eliminated)	504 kilotons/year	100%
✓ Technical efficiency of drinking water distribution networks	72.5%	100%
Radioactive gaseous emissions – Rare gas	14.1 TBq	100%
Radioactive gaseous emissions – Iodes	0.07 GBq	100%
Radioactive gaseous emissions – Aerosols	0.04 GBq	100%
Radioactive nuclear waste (low and medium activity)	180.7 m3	100%
Radioactive liquid discharge – Beta and Gamma Transmitters	26.3 GBq	100%
Radioactive liquid discharge – Tritium	84.7 TBq	100%

✓ Reviewed by Auditors.

3. Daily environmental management

The environmental policy also aims to stimulate initiatives on the operational level that contribute to the principal goals of sustainable development, including climate change, preservation of natural resources and control of impacts on the environment. Accordingly, the Energy and Environment units have developed specific action plans.

a. Legislative and regulatory framework

The activities of the SUEZ Group are so diverse that any regulations addressing the reduction of emissions into the air, water or soil or aimed at reducing their impact on biodiversity and health have a more or less direct influence on the management of facilities. An accurate outlook on developing environmental legislation allows the Group to maintain the utilization of its assets at an optimal level.

For the European facilities of SUEZ Energy Europe (SEE), European directives and regulations constitute the principal sources of uncertainty and/or environmental restrictions on the utilization of electricity plants. These regulations may be broken down into three categories:

•	regulations imposing restrictions on performance by type of facility, such as those addressed by the IPPC (96/61/EC) and LCP (2001/80/EC) directives;

•	regulations governing the local or global impacts on affected areas, such as the directives for a Community Policy in the field of Water policy (2000/60/EC), Ambient Air Quality (96/62/EC) and Environmental Responsibility (2004/35/EC);

•	and finally, directives setting global objectives which are imposed on emitters, such as the directive setting the National Emission Ceilings (2001/81/EC), the directive defining the Trading Scheme for Emission Quotas of Greenhouse Gases (2003/87/EC), and the directives promoting cogeneration (2004/8/EC) and the use of renewable energy (2001/77/EC).

Each of these directives is subject to periodic revisions, the content of which is difficult to forecast precisely, but which tend to push for more systematic enforcement of restrictions. In addition, their transposition into national and regional legislation is often extremely inconsistent, with each government including its own environmental objectives and socio-economic restrictions.

In practice, the oldest facilities are most affected. Compliance with this legislation cannot be assured without significant investments in overhauling facilities (scrubbing emissions, etc.), conversion from one fuel to another, or the fundamental transformation of a facility (conversion of conventional plants into combined-cycle plants). When the expected return on investment is inadequate, the adoption of environmental standards may result in the outright closure of a facility.

In particular, despite the implementation of the European directive initiating a market for greenhouse gas emission quotas in the European Community (effective as of 1/1/2005), any facility which has not obtained a greenhouse gas emission permit is in principle not authorized to be in operation (to emit greenhouse gases). The transposition of this provision of the quotas directive into national law has resulted in delays in some of the 25 Member States, so this requirement should be viewed with caution. In addition, in situations of failure to observe the quota (the total of emission rights to be reduced equivalent to the volume of emissions) in Year n, the consequence would be to reduce the volume of quotas (rights) by that amount in Year n +1.

Various political decisions, such as those regarding the abandonment of nuclear power in Belgium and the difficulties encountered in procedures for obtaining new permits (biomass in the Netherlands and offshore wind farms in Belgium) may also have a negative effect on the Group’s activities and the ongoing improvement of its environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear power to produce electricity adopted in January 2003 are actually implemented, there could be a reduction in revenues related to the length of the discounted technical life of the plants starting from the date of the first effective shutdown (2015).

The affected activities of SES are primarily services which supply utilities (i.e. gas, electricity, heating, waste treatment) from facilities it operates (heating networks under concession, outsourced industrial cogeneration, etc.). Environmental questions likely to have an impact on the utilization of intangible fixed assets are identical to those cited for SEE. However, the economic model for these activities generally makes it possible to define optimal solutions with the customer, implement these adjustments, and integrate the economic repercussions into the contracts.

The environmental questions addressed by the European texts are obviously not the only ones to affect the Group’s activities. National, regional and local legislation and regulations also have a direct influence on the operation of our assets. An illustration would be the application circulars in France on the prevention of the risk of legionnaires’ disease from air conditioning units.

The same constraints affect SEI. These restrictions are imposed by national and local laws, or, in their absence, by the World Bank’s Environmental Guidelines.

The Group’s water and waste treatment activities are fully affected by European directives and their national and regional transpositions, as well as by local regulations. The current and future implications of environmental issues on the operation of facilities are understood and controlled. It should not be forgotten that most environmental questions raised, whether on the European or local levels, actually represent business opportunities for the Group. The tightening of restrictions encourages the use of outsourcing services provided by companies, such as SUEZ; these increasingly strong restraints also place demands on service providers which large companies are in a better position to handle.

Some directives have already had significant consequences and have led to major investments in upgrades to meet standards. Among these is a directive on the incineration and co-incineration of industrial and municipal solid waste (2000/76/EC) and the directives on urban wastewater treatment (91/271/EEC and 98/15/EC). Some upgrades are still in process.

Work underway at the European level on composting, the treatment of sludge and the quality of drinking water may also make it necessary to make new investments in order to be able to continue operations.

As with the energy sector, the Environmental Responsibility Directive, currently being transposed by Member States, may result in accelerated protection and rehabilitation measures in the water and waste management sectors.

b. Climate Change

The institutional framework for carbon emission controls is based on the outline agreement on climate change, the Kyoto Protocol and the European Union directive pertaining to the European Union Emissions Trading Scheme (EU ETS).

The European directive which established the European market for quotas affects almost 12,000 facilities in Europe and controls almost 50% of European emissions of CO2. A rigorous agenda required the transposition of the directive into national laws. This agenda could not be met by all Member States; some experienced serious delays, both in setting up their registries and in finalizing the allocations and supervision rules and reporting of CO2 emissions for the initial commitment period, which runs from January 1, 2005, to December 31, 2007.

Experience to date suggests that further delays related to allocation plans for the second commitment period (2008-2012) will occur in the future.

The “Projects” directive (adopted in 2004), which has just amended the EU ETS directive, establishes the means by which businesses may use the emission reductions generated abroad in CDM (Clean Development Mechanism) and JI (Joint Implementation) projects, in order to fulfill European objectives for the reduction of greenhouse gas (GHG) emissions in the EU ETS system. The implementation of this directive into the national laws of the 25 Member States must still determine the limits of use and the practical means by which the projects could be submitted for approval. Here again there are delays, and it should be noted that as of November 13, 2005 (the deadline for implementation) only 6 of the 25 Member States (Denmark, France, Germany, the Netherlands, Spain and the United Kingdom) had completed this transposition.

Associated with climate change, SUEZ is on the one hand subject to a risk – that its production costs for electricity and heat will increase in the countries listed in Appendix B — and on the other hand open to diversified opportunities, including the higher margins made possible by the production of electricity not associated with CO2 (nuclear, hydroelectricity, renewable sources), the expected growth in the market for energy consulting for major accounts (an area in which we have significant expertise, particularly at SES, European leader in energy efficiency), and the development of specific projects for reducing greenhouse gas emissions which generate value in the frameworks of CDM (Clean Development Mechanism) and JI (Joint Implementation).

In 2005, the Group’s greenhouse gas emissions were 79.6 million tons CO2, eq. of which 72 million tons CO2, eq. were for energy production, 0.6 million tons CO2, eq. for gas transport and distribution, and 7 million tons CO2, eq. for environmental activities.

The impact of climate change is of course significant for the electricity and heat production activities of SUEZ within the European Union (especially Electrabel and Elyo), following the EU ETS directive on January 1, 2005. However, the environmental activities (particularly methane emissions in discharges) and industrial services (particularly services assisting our customers to reduce energy consumption) are also affected.

The relative scale of these two trends (risks and opportunities) is still largely dependent on the measures to be taken by various public authorities to fulfill their obligations under the Kyoto Protocol, particularly considering the uncertainties concerning the structure and amount of restrictions which will result from international agreements aimed at controlling GHG emissions in the long term (after 2012).

However, by taking early initiatives (“learning by doing”), by its unique combination of businesses in environment, energy, liquefied natural gas trading, and industrial services, by the flexibility of its production capacity, by an organization that combines policy communications at the Group level with actions taken at the actual decentralized operational level, and by its determination to contribute to the development of technologies allowing significant emission reductions over the long term, SUEZ is well prepared for the future and in a favorable position compared to its direct competitors.

The inclusion of climate change in the vision and procedures of the entire Group, both in its current activities and in the development of new projects, is a vital link in the chain of its long term growth and prosperity.

In this connection, an ongoing effort to upgrade awareness of GHG emissions is provided by all of SUEZ’s activities with the assistance of Tractebel Engineering’s Study Group. Computerized annual environmental reporting systems covering CO2 emissions have been implemented.

Beginning in January 2005, the European facilities eligible for the EU ETS directive have been required to oversee their emissions in accordance with the supervision protocols validated by national authorities. They must provide annual declarations after verification by authorized inspectors.

In 2004, Electrabel, in cooperation with Tractebel Engineering, developed a systematic method for the oversight and declaration of CO2 emissions, in accordance with European regulations, for all of its Belgian production sites affected in the three regions of the country. Some of these sites may use up to eight different fuels. These protocols allow detailed supervision of the information flow and an understanding of the role and responsibility of each participant, without losing the advantage of centralized management of the fuels used and the inventories to be declared.

During 2005, the monitoring process was optimized and integrated into Electrabel’s quality control system. In this framework, an internal audit procedure, including detailed checklists, has been developed, and internal audits have been carried out in order to make optimal preparation for declarations of emissions. In 2004, Fluxys also requested Tractebel Engineering to develop such protocols for monitoring and declaration of CO2 and CH4 emissions for seven sites eligible for the European trading scheme for greenhouse gas emission quotas.

Despite the derogation from the application of the EU ETS directive, Fluxys is pursuing a proactive environmental policy in the spirit of the Kyoto protocol. In 2004 and 2005, in coordination with Tractebel Engineering, the company developed a documented system of monitoring CO2 for the six sites eligible under the European trading scheme for greenhouse gas emissions. Procedures have been instituted to report on all stages of the processes. They include the daily recording of the consumption of fuel gas, the determination of gas quality, and the final calculation of actual CO2 emissions. These procedures have been verified and approved by the outside inspector VBBV (Verificatiebureau Benchmarking Vlaanderen), an inspector authorized by the Flemish Region. In addition, an external audit of the system at Winksele and the LNG terminal have not found any failure in compliance. Henceforth, the entire Quality unit will be subject to an annual internal audit.

At the same time, Fluxys has also proceeded with the application procedure for CO2 emissions permits for the six affected sites. One of the conditions for obtaining this license was the establishment of an approved monitoring protocol. As of January 1, 2008, the documented monitoring procedures must also be applied to CH4.

All Elyo sites have instituted methods, approved by the appropriate national authorities, for the supervision and calculation of their emissions. Experience accumulated on this subject has allowed them to satisfy regulatory requirements. In France, for example, the methodology adopted by Elyo for its heating networks and outsourced facilities has been approved by the Minister of Ecology and Sustainable Development.

For SUEZ Environment in 2005, under the aegis of EPE, Entreprises Pour l’Environnement (the French partner of the World Business Council for Sustainable Development (WBCSD)), professionals in water and waste management represented by SUEZ Environment, VEOLIA, and TREDI Séché, have developed a proposal for a protocol for evaluating GHG emissions for all the sanitation and water sectors. This protocol will be used by the 3 companies mentioned above. It will be presented to FNADE (the French federation for depollution and the environment) and the European Commission in 2006 for proposed implementation throughout the European Union, and will subsequently be presented to the WBCSD to complement existing protocols, particularly in the area of transport.

Keeping pace with institutional developments at the United Nations and European levels, the SUEZ Group had all the structures and knowledge required to manage the CO2 risk before the beginning of 2005, despite the institutional delays mentioned at the beginning of this Section, over which the Group had no control. This preparation has allowed entities within the group to perform an early integration of the economic trade-offs based on the choice of fossil fuels, and the use, purchase or sale of quotas. This experience has permitted it to gain a position in the market for emission rights through significant trading activity.

Each of the Group’s subsidiaries, in every country where they are active, is involved in the national processes concerning greenhouse gas emissions. These processes vary from one area to another, and the technical and legal uncertainties are many.

The Group is continually reducing specific CO2 emissions (calculated on a constant basis) tied to its electricity and heat production, using natural gas and gas/steam turbines (combined-cycle turbines) for the production of electricity, cogeneration for urban heating and industrial applications, and increasingly using biomass in its traditional facilities.

In addition, SUEZ is an active participant in the development and promotion of other renewable energy sources (wind, hydraulic, biomass) where economic conditions permit. In 2005, these represented the equivalent of more than 5.9 GW of installed electricity (either wholly owned or in partnership; this figure excludes the taking of minority interests).

In the energy sector:

In Belgium, the combined-cycle turbine plant in Zandvliet (385 MW in a 50/50 partnership with RWE) was brought on line in 2005. In addition, use of biomass is favored, most often in combined production with coal. Electrabel has in fact increased its research efforts in this area over the last few years, and these efforts are bearing fruit in several plants. Electrabel has achieved a world first in the Wallonia Region: Awirs 4, which previously functioned on coal, is now exclusively fuelled by wood granules generating 80 MW of power. Various modifications have been made at the Langerlo and Rodenhuize facilities to allow biomass co-combustion:

•	two wind farms have been brought on line in Belgium, in Lanaken and Perwez. The nine new generators bring Electrabel’s total wind power in Belgium to 58 MW, of which about fifteen are in partnership. In addition, requests for licences have been made for about a hundred MW. At the end of 2005, Electrabel acquired a new wind farm of 80 MW in Portugal. Numerous other projects are in the study phase or in the process of completion in southern Europe.

•	Electrabel Nederland has signed two voluntary agreements (“covenants”) with the Dutch authorities. One requires Electrabel Nederland N.V. (in its capacity as operator of a coal-fired plant) to pursue the objective of a total annual reduction of 0.466 million tons of CO2 between 2008 and 2012. The second requires all Dutch electricity producers to be among the top 10% of performers at a global level by 2012, measured by energy efficiency.

•	Electrabel Deutschland, following improvements already made in 1996, transformed its cogeneration facility in Saarbrücken to a combined-cycle gas-steam turbine system.

•	in Poland, the Polaniec plant is partially fuelled by industrial forest product residues, which significantly reduces its emissions.

Only half of Elyo’s energy production is conventional, and that comes primarily from natural gas. The other half comes from cogeneration, recovery of waste energy, and renewable energy. This energy mix, with a growing part consisting of renewable sources of energy, allows a minimal use of fossil fuels and significantly reduces emissions when compared to traditional systems.

In the area of natural gas transport, the proactive policy of Fluxys has also been fruitful. The amount of CO2 emitted by the company in 2005 was 207,386 tCO2, a much larger reduction compared to 1990 levels than the 7.5% required for Belgium in the Burdensharing Agreement among the 15 European Member States, which allocated the responsibilities that were undertaken in the Kyoto Protocol. This decline is largely attributable to the installation of an LNG cogeneration terminal in Zeebrugge, the application of the improved techniques available in new locations, and various adaptive work performed in existing locations. Major progress has also been made in optimizing control of combustion facilities, by measuring atmospheric emissions on a periodic basis, among other measures.

In 2004 and 2005 Fluxys performed an energy audit in the six sites affected by the directive. This audit resulted in a list of potential reduction measures and improvements in their respective energy yields for each of the sites. Fluxys is committed to carrying out all the profitable investments in energy efficiency before the end of 2007. In addition, this energy audit will be repeated every four years. For the LNG terminal in Zeebrugge, the company has instituted five new measures, including the installation of additional frequency regulators on the low-pressure pumps and a new electric motor on the high-pressure pumps. At Peak Shaving in Zeebrugge, a new compressed air compressor was installed and the boiler in the administrative building was replaced. In the Compression Center in Weelde, the compressed air installation will be replaced. In Winksele and Berneau, there are no economically viable investment possibilities for the time being. Finally, in Loenhout Storage, the gas fuelling the machinery will be preheated by a high performance boiler.

In the environmental sector, efforts have been directed to optimizing itineraries, collection of methane from discharges, and treatment of sewage sludge. In regard to the collection of waste material, the objective is to reduce greenhouse gas emissions by optimizing collection itineraries, which will also serve to reduce fuel consumption, objectionable noise, and carbon dioxide emissions. With regard to the treatment of non-hazardous waste, the policy focuses on improving recycling, producing high quality compost and green energy from its incineration plants and its technical landfill centers. For these, SITA has arranged a program for the collection of methane generated by the decomposition of waste materials; the gas collected is either burned to reduce the greenhouse effect or used in the production of electricity when it is economically feasible to do so.

SUEZ Environment’s environmental performance improved in 2005 when compared to 2004. There was a marked decline in direct GHG emissions from discharges and incinerators, and of indirect emissions through the reduction of primary energy consumption by waste treatment facilities and by drinking and waste-water treatment facilities. SUEZ Environment also improved its “emissions avoided” balance sheet, due to a better energy use of discharged and incinerated waste and by the recovery of recyclable materials after the sorting of waste, to be used as secondary raw materials.

SUEZ remains alert to opportunities which may present themselves in the framework of CDM (Clean Development Mechanism) and JI (Joint Implementation) projects when the anticipated revenues allow us to cover additional costs tied to GHG emission reduction measures. Several experiments are underway in the energy sector as well as in the environmental sector. In particular, we cite the VEGA project, which in December 2005 was one of the first 4 projects in the world to receive certified emission rights from the Clean Development Mechanism Executive Committee.

In the development of so-called “domestic projects,” SUEZ Environment has proposed initiatives that could result in projects in France and the United Kingdom. These developments relate primarily to improving the capture and treatment of biogas from discharges, especially from those already closed.

Finally, as an example of the actions undertaken by the group, we refer to the brochures published in May 2005: “SUEZ – Renewable Energies” and “SUEZ – Combating Climate Change.”

This experience reinforces our ability to react promptly and efficiently to future developments in the coal market. In all situations where significant investments are required, the analysis of risk factors and the economic impact still present numerous uncertainties. These uncertainties include fluctuations in fuel prices (particularly with the introduction of carbon restrictions), the possibility of being able to take advantage of incentive mechanisms intended to promote renewable sources, administrative delays required to obtain operating licenses for new facilities, and the market prices adopted by the European system of emission quotas. Our experience in these areas is an important success factor.

Electrabel’s Trading division, which is specialized in the gas and electricity markets, has been able to use its knowledge and the Group’s experience, and has strongly developed its experience in the area of trading emission rights, performing a growing number of transactions on the emerging CO2 market. This has contributed to Electrabel’s global position in emission rights, although the current regulatory uncertainty prevents us from having a clear and definitive picture of the quotas allocated to the Group.

SUEZ-TRACTEBEL is also an active member of the International Emissions Trading Association, which includes the most proactive companies in the area and also benefits from significant exchanges of operational information and the prominent voice of the association with international authorities.

At the beginning of 2004, at the conclusion of an international call for bids, the European Commission selected Trasys to implement CITL. CITL is an electronic information base which records all transactions involving European emission quotas and verifies that they conform to European legislation in terms of trading emission quotas. Experts from the European Commission and Trasys, assisted by experts from Tractebel Engineering, have collaborated in the development of this system, which has been operational since January 1, 2005, the date initially set by European legislation for exchange of emission quotas. In 2005, Trasys continued to develop tests for connection of national registries to the CITL, to develop the Community’s registry (CR), and it set up and managed a helpdesk for the Commission.

Electrabel has invested US$5 million in the World Bank’s Prototype Carbon Fund, and for the fourth consecutive year will chair its Investment Committee. In 2005, the Fund continued to select projects in developing countries and in central and eastern Europe. A remarkable breakthrough occurred with the first Chinese initiatives in the CDM (Clean Development Mechanism) framework. Despite delays due to the difficult execution of such innovative projects, it is expected that purchase contracts on saved emissions will total US$152 million in June 2006, thus bringing to a close the first phase of the Fund (planning and development) with a portfolio of some 25 projects. In four years, the Fund will have studied over 400 projects to build this portfolio, which is diversified in the technologies employed, the type of gas targeted, and geographic distribution. The experience gained in the development of projects for combating climate change is centralized and disseminated among subsidiaries to allow them to launch their own projects and thus encourage the discovery of investment opportunities. Several individuals in the Group have also had the opportunity to undergo specialized training in the “Carbon Finance” center at the World Bank in Washington.

With the exception of Canada, SEI is active only in countries not included in Appendix 1 of the Kyoto Protocol or the countries in Appendix 1 which have refused to ratify the Protocol and which are therefore not required to reduce their greenhouse gas emissions. In the near future, therefore, SEI’s subsidiaries will not confront the regulatory restrictions in terms of greenhouse gas emissions (except for the plant in West Windsor in Canada, which is a gas cogeneration facility of 112 MW). We are very closely monitoring the situation, particularly in the United States, with the adoption of a Memorandum of Understanding (MOU) on the Regional Greenhouse Gas Initiative (RGGI) establishing a regional emission trading scheme for the states of Connecticut, Delaware, Maine, New Hampshire, New York, New Jersey and Vermont.

Knowledge acquired at the Group level on flexibility mechanisms has allowed SEI’s subsidiaries to design and document projects to prepare for their integration into CDM, while remaining close to their basic areas of expertise. SEI is thus well prepared to seize opportunities in this still embryonic market. A hydroelectric project in Chile is already in the process of completion and a biomass cogeneration plant in Brazil was brought on line in 2005. Other designs are in preparation. Electrabel itself is testing institutional procedures for CDM (Clean Development Mechanism) projects based on a coal and biomass co-combustion project in Poland.

One of the critical phases for the assessment of the profitability of CDM and JI projects is based on the establishment of the baseline against which emission reductions will be measured. Tractebel Engineering is aware of this issue and has developed competence and experience allowing it to offer strong expertise in this area to the Group and its customers.

c. Access to renewable energy sources

The Group continues to make progress in gaining access to renewable energy sources. Electrabel’s strategy demonstrates its firm commitment to reducing CO2 emissions, in compliance with the Kyoto Protocol and European regulations concerning the reduction of greenhouse gas emissions.

The use of hydraulic power for a portion of its production, as well as the growing use of other renewable energy sources, allows the Group to combine its ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt some of its traditional plants to production based on biomass. Important projects have already been completed (as in Belgium in 2005 with Les Awirs), are in the process of completion, or are under study. In addition, wind farms and wind projects are on the increase. Besides French projects in this area (in partnership with CNR), there are projects in the Iberian peninsula (in partnership with Gamesa) and in Italy. Several wind farms were started up under the Generg program in Portugal and 16 MW were brought on line in Belgium in 2005. Other projects are in feasibility study stages by administrative authorities, for installed power of approximately 100 MW.

On the other hand, the development of a wind farm in the North Sea was halted following a decision made by the federal government to cancel all the permits granted in 2002 in light of the construction and operation of 50 wind power engines, each with 2 MW power.

In the United States, SEI has an installation with thirteen plants burning biomass (wood, biogas, and black liquor) with a net total capacity of 187 MWeq.

In Brazil, Tractebel Energia has recently started up a biomass plant in Lages (23 MW and 25 t/h steam). Tractebel Energia operates six hydroelectric plants which produce total combined nominal power of 5,754 MW, and intends to begin construction of two new units with combined nominal power of 1,328 MW.

In Chile, Colbún operates seven hydroelectric plants which have combined nominal power of 814 MW.

In Laos, Houay Ho Power Cy operates a hydroelectric plant of 153 MW.

In Peru, EnerSur operates a hydroelectric plant of 130 MW.

It should be noted that SEI is not the 100% owner of all the projects which it operates; the figures provided here represent the total of the capacities operated by SEI.

d. Energy efficiency

Elyo is developing its expertise with the constant goal of energy efficiency, optimizing its facilities and those of its customers in order to reduce consumption without, however, affecting the comfort of customers or the quality of their supplies. This policy also holds for all phases of Elyo’s services, from initial diagnostics to implementation, in the selection of equipment and of energy source. In addition, Elyo takes care that the return of energy systems does not decline over time. Such declines may for example be caused by the failure of a sensor, a maladapted conductor, or may be the indirect consequence of an exterior change to the system. In fact the most frequent problems have multiple causes. As operator of facilities entrusted to it, Elyo responds to every anomaly and mobilizes its expertise. It makes a long-term commitment through result-oriented contracts, and thereby guarantees the consistency of its environmental performance.

Axima focuses on the use of refrigerants that are the least harmful to the environment in its refrigeration activities.

In 2005, Tractebel Engineering continued to develop its expertise with the ongoing goal of optimizing energy efficiency in existing or planned facilities of the Group and of customers of the Group.

Electrabel provides its customers with a wide range of services, allowing it to monitor its information on consumption of electricity, natural gas, water and fuel via secure Internet connections, and thus to adapt its own consumption and develop an efficient energy policy. Electrabel also makes available to its customers a wide range of training programs focused on the rational use of energy. In addition, it offers customized energy and technical audits.

Since 1990, Electrabel has started up approximately twenty natural gas plants fitted with gas turbines. These include combined-cycle gas turbine plants (CCGT) and cogeneration units. In Castelnou in Spain, and in a number of sites in Italy, new gas-steam turbine units are under construction. Other investments are under study for other countries. CCGT plants, which are among the highest performing production technologies, allow us to obtain returns in the range of 55%.

In addition, Electrabel is a member of the European association that includes the largest electricity producers and plant builders. This consortium is developing a project aimed at significantly improving the return of future coal plants to take it to over 50%.

e. Nuclear energy

The two Belgian nuclear sites offer a very high rate of availability and, in 2005, provided 60% of Electrabel’s total power production in Belgium. This output, compared with the best natural gas technologies, prevents the emission of at least 20 million tons of carbon dioxide every year; thus, it makes a very substantial contribution to the effort to reduce greenhouse gas emissions. A steady reduction in the volumes of low and medium radioactive waste was also achieved. In effect, in relation to the kWh produced, the volume of those wastes in 2005 represented half the volume in 1997. This result was achieved thanks to continual efforts to improve the technology and organization.

The corresponding emissions of liquids and gases remains well below authorized limits.

Pursuant to the Belgian government agreement of 1999, the proposed law on the progressive withdrawal from nuclear energy for power production was adopted in January 2003. This text essentially provides for the deactivation of the plants forty years after they were commissioned for industrial service and a ban on the creation or operation of new nuclear power production units. However, one section of the law authorizes adjustments in an event of force majeure related to supply security with the government’s authorization. Under this law, the first decommissioning would take place in 2015.

The fuel used in Electrabel’s nuclear plants is essentially enriched uranium and, in certain cases, a mixed fuel containing plutonium oxide and uranium oxide. All supplies for the plants are provided by Synatom, a company held by Electrabel, in which the Belgian government holds a “golden share.” This “golden share” allows the government to oppose any decision it deems contrary to national interests and to be represented on the Board of Directors, where the Belgian government has two members. Synatom is supplied under long-term contracts with several foreign suppliers.

The downstream segment of the nuclear fuel cycle represents all the operations related to this fuel after it is used in a nuclear reactor. The costs related to this part of the cycle are, and will be, covered by provisions at Synatom. These provisions, which totaled €2.85 billion at the end of 2005, are governed by the Law of 11 April 2003.

Tractebel Engineering contributes, through its ongoing assistance to Electrabel, to the improvement of all aspects of the operational performance of the Doel and Tihange nuclear plants, from managing major modifications, operational, support, safety studies, managing the life cycle of the equipment, optimizing fuel use or managing wastes, through to validation of the decommissioning principles.

In addition, Tractebel Engineering actively participates in reducing the environmental impact of the nuclear sector in several countries: preparation for the shutdown and dismantling of the Ignalina plant (Lithuania), including the safe treatment/conditioning of the operating waste; supply of a treatment/conditioning facility for liquid operating waste currently stored at the site of the Chernobyl plant (Ukraine); the development of high-performance and reliable storage concepts for radioactive waste (Brazil, France, Belgium, etc.).

f. Managing and protecting natural resources

The loss of water resources or the deterioration in the quality of those resources in certain countries where the Group operates is also driving SUEZ to increase awareness at the operational level of the need for integrated management of water resources. This is an approach that integrates all the problems related to water and sanitation services (preservation of the resource, agriculture, land management) and the resolution of potential conflicts through negotiations with all stakeholders. This approach gives the Group a better understanding and, therefore, better control of the related risks, forms the basis for its legitimacy as a player in water management and a partner with public authorities, as well as allowing the Group to anticipate future trends and markets.

Finally, natural resources are also protected by promoting the recovery of non-hazardous and hazardous industrial waste. The portion of waste products recycled represents 43.3% of the total produced. The Group believes that the recovery of treated sewage sludge (52.2% in 2005) as agricultural fertilizers is also a promising market. In 2003, the Department of Operations and Research of SUEZ Environment developed a sludge compostability test that guarantees the quality of the finished products, particularly the spreading conditions.

SUEZ Environment is also developing its high-temperature incineration operations for hazardous wastes in specialized furnaces or recovers those wastes as replacement fuels with its cement plant partners. Another way to recycle hazardous wastes is the regeneration of used oils and solvents. SUEZ Environment is also substantially expanding its activities in soil reclamation and cleanup, either through operations performed on the contaminated sites, or by extracting materials for treatment in its network of specialized facilities. In the area of waste-water purification, SUEZ Environment, in partnership with the communities for which it operates, ensures compliance with and, if possible, anticipates the standards for waste water discharges and the use of sludge.

SUEZ Environment works from the very beginning to integrate environmental policy in its Research and Development programs. Those programs develop innovative solutions for recovering waste products, reusing waste water, reducing water leaks in the networks, and reducing greenhouse gas emissions.

g. Reducing and controlling pollutants

In Flanders, Electrabel, via the Belgian Federation of Electricity and Gas (FEBEG) and the Flemish Region reached an agreement on future reductions in SO2 and NOX emissions. This new environmental policy agreement sets ambitious targets for the period 2005-2009. The agreement entered into effect on 1 January, 2005 and covers Electrabel’s existing facilities. The power producers SPE and Aspiravi are also parties to the agreement. In Wallonia, discussions to develop a new sector agreement have not yet been concluded.

Elyo uses a broad variety of techniques to continue to cut its emissions: reduction at source using an adapted energy package: water injection to reduce particulates, urea injection to control nitrogen oxides, optimization of combustion and smoke treatment. This set of measures already compares very favorably with those of competing facilities, particularly in urban heating networks, the emissions from which are substantially lower than those that would be generated by tens of thousands of individual installations.

In addition, Elyo has installed a high-performance system to track its emissions. Its VALERI software application automates the continuous auto-control system in the major combustion and incineration facilities. It is now offered in a version that meets in all details the very strict requirements of the two corresponding European directives (which are being applied gradually between 2003 and 2008), making it an unparalleled resource. Distribution has been industrialized with TINEA, a specialized entity of INEO.

Pathogens

Certain portions of the cooling system in our facilities use river water. At certain times of the year, pathogenic organisms can develop in the cooling system, encouraged by an appropriate temperature. In order to prevent or at least control this phenomenon, analyses and studies have been conducted for several years, and methods to combat these organisms have been developed. A decision-making logic diagram was developed and implemented in 2004. The first results are in line with the objectives. The Belgian laboratory of the Laborelec group conducts the scientific monitoring and manages the various application phases. In addition, in 2004, a plume condensation method was developed in order to evaluate the concentrations of pathogens in the steam at the outlet from the cooling towers.

In 2005, Laborelec consolidated the experience it has acquired over the last ten years in water-borne pathogens and drafted Governance Rules that provide the templates necessary to assess the risks and the risk management plan. The Governance Rules were validated by Electrabel’s Safety Department and distributed for implementation within the organization at the end of December 2005.

Elyo offers its customers an optimized operating approach adapted to each facility, which can be easily integrated with pre-existing services. In contrast to partial and periodic actions, this is a global approach over time. It is the result of specific work performed by the Group’s research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities.

PCBs

In the 1980s, a number of government administrations and insurance companies recommended using transformers with askarel in order to reduce the risks of fire in the Group’s facilities. It was subsequently found that the principal chemical component in the product, i.e. the “PCBs,” was hazardous to the environment and that its use would be prohibited by 2010. In order to comply with this international agreement and its implementation in both Europe and Belgium, conventions were signed with the Belgian authorities to identify the facilities concerned and schedule their decommissioning pursuant to authorized procedures. This decommissioning is being done linearly; the Group is ahead of schedule. Moreover, Electrabel has developed Electrabel PCB Full Service which can be used by its customers to remove devices containing PCBs.

4. Active prevention of environmental risks

To support the central audit program to control environmental issues, the operational divisions are encouraged to implement their own system of environmental audits at their sites in order to accelerate coverage.

In the Energy segments, specific internal procedures are being deployed over most of the sites in order to define responsibilities for environmental management and to monitor the performance of environmental audits to assess the level of environmental compliance of the facilities. Special attention is paid to operating permits for the aspects related to impacts on the air, water, waste and noise. In addition, the compliance of subcontractors’ practices, the prevention of accidental discharges, the temporary storage on site of hazardous wastes, and the existence of procedures to manage serious events are carefully assessed. These procedures are established to reduce to a minimum the risk of failure to comply with regulations or the operating permit, and to demonstrate the Group’s commitment to contribute to the protection of human lives and the environment. These audits are initiated at the request of the Management of SEE and SEI to ensure that the procedures deployed comply with the corresponding directives and manuals.

SUEZ Environment methodically takes environmental risks into consideration: at least one environmental audit has been conducted at each waste treatment site over the last three years. These audits identify any failures to comply with current regulations, detect specific risks, and implement correction plans. Non-compliance reflects regular changes in the regulations which require upgrades of the operations. They also result from acquisitions of facilities for which investments have been planned or because of the simple ageing of managed facilities. The use of private operators is often justified by difficulties in managing facilities subject to increasingly strict regulations. When SUEZ assumes the management of facilities, some of those facilities do not necessarily meet regulatory requirements. It is clear that, given the size of the infrastructures, the investments and work needed to upgrade the system sometimes require several years in certain countries. When a non-compliance appears, SUEZ uses a variety of responses that may consist of an improvement in the operational management of a site, or an investment to strengthen or replace equipment. Under service delegation contracts, these decisions must be made with the approval of the customers, local authorities or manufacturers. Some investments remain their entire responsibility. However, the Group works to alert its customers so that they can anticipate future standards. A major program to increase awareness among local communities that have entrusted the management of their household waste incinerator to the Group was launched by SUEZ Environment to anticipate the applicable European environmental regulations in December 2005; those regulations require a reduction in authorized emissions thresholds. In some cases, when our customer has not made the investments to bring its facility into compliance, we have ended our management. This audit program, which is monitored by the Department of Operations, Research and the Environment (DORE), is regularly presented to the Management Committee and subject to regular reports. In the water segment, each subsidiary is responsible for its own system to manage its environmental risks. A centralized control process similar to the process in place for waste will be started in the near future. The audits will be conducted as a priority on the waste treatment facilities, water treatment product storage, and the management of treatment station sludge. Finally, risk-prevention plans are included or precede the implementation of an environmental management system.

There were 111 complaints and 29 fines resulting from environmental damage, totaling €0.4 million in indemnification. This is low given the size of the Group, the industrial nature of its businesses, and its direct expenditures for the environment. In 2005, environmental expenditures (investments and current operating expenditures related to environmental protection) amounted to more than €452.9 million for the energy activities and over €2,226.2 million for the water and waste businesses.

The management of industrial and environmental risks breaks down into two components: risk prevention and crisis management.

a. Crisis management for operating continuity

The operational entities have established crisis management plans that involve two levels of response: an emergency standby system to ensure immediate mobilization of the crisis management resources, and a proper crisis mechanism that effectively manages crises over a period of time. This plan particularly provides for the organization of a crisis unit that is capable of taking into consideration internal or external impacts, whether they are technical, social, health, economic, or image. For this purpose, the emphasis is placed on increasing the awareness of and training crisis management teams, particularly through simulations, and on developing a culture of exchange among local teams and their outside contacts.

The procedure known as “crisis emergency standby” ensures that the Group’s Management is informed of any serious event as necessary. This emergency standby system covers the Water and Waste Treatment activities in particular, along with the nuclear activities, and is active 24 hours a day, every day of the year. It also ensures the feedback needed to improve the Group’s crisis management procedures and risk control.

b. Environmental risk management policy – Law of July 30, 2003 governing the prevention of technological risk

Risk management is an essential component of the Group’s environmental policy. The environmental risks related to the most dangerous sites are framed by strict and specific national and international regulations and are subject to regular inspections by public authorities and the Group’s experts.

Within the borders of the European Union in 2003, the Group operated eight Seveso “high threshold” sites, located in France, Belgium, Germany, Hungary and Poland. For the environmental businesses, Teris, the hazardous industrial waste treatment subsidiary of SUEZ Environment, operates the French sites of Pont-de-Claix (incineration of chlorinated solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste).

For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites of Zeebrugge (liquefied natural gas terminal), Dudzele (LNG storage unit) and Loenhout (underground natural gas storage), and Electrabel operates the sites of Polaniec and Dunamenti.

The Teris Pont-de-Claix site is classified under the Seveso directive as “high threshold” because of its storage of hazardous industrial waste that can include highly toxic categories. This site is located in the center of a chemical complex that includes other “high threshold” Seveso establishments, with which it shares response resources within an economic interest grouping and a health, safety and environmental charter common to all operators on the complex. In particular, there is an internal 35-person fire department. The policy for preventing major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, and an environmental protection policy that has earned ISO 9001 and ISO 14001 certification, an annual safety-environmental quality progress plan, and an inspection policy that minimizes the risks related to the operation of the equipment that is backed by the chemical complex inspection department and recognized by the government. The safety management system is audited by a third party at least every three years, which complies with the order of 10 May 10 2000, and the health, safety and environmental charter of the chemical complex. An internal study of the dangers on the Teris sites evaluates the risks of accidents that could occur and the conservatory measures that would reduce the gravity or probability of such an accident. Since 2000, the frequency rate and the gravity rate of workplace accidents has been zero. No environmental accident or external complaint has been recorded.

The Teris-Loon Plage site is a Seveso “high threshold” site because of the storage of hazardous industrial waste that may include toxic materials. This establishment was acquired from the DuPont company early in 2003. The policy to prevent major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, an Environmental protection policy, and an annual environment and safety quality progress plan. The site was integrated within the Teris ISO 9001 and ISO 14001 certification perimeter in 2004. Its safety management system (SMS) complies with the order of 10 May 2000. A danger study performed by Fairtec/Veritas was submitted for critical analysis to an independent expert (Technip) at the government’s request at the time the request for authorization to operate was made, an authorization granted on 23 April 2003. The assessment of the risks of accidents that could occur and the conservatory measures to reduce the gravity or probability of such an accident were performed using DuPont’s Hazop methodology. Since Teris acquired the site, the accident frequency and gravity rates have been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolisis to treat 30,000 tons/year of soil polluted with mercury, pyralene and polynuclear aromatic hydrocarbons. The site is classified as a Seveso “high threshold” site because of the potential stock of polynuclear aromatic hydrocarbons contained in the soil, which is greater than 200 tons, the limit in Germany. The site meets its regulatory obligations. A special impact study was conducted in 2003. An Environmental officer and a Seveso officer were appointed by the company and they are responsible for the correct application of the regulations. An annual three-day audit is conducted by the German Department of Environment and Labor. This site was audited in 2003 by the environmental audit team of SUEZ Environment. No major non-compliance or major environmental risk was detected on the site. In addition, the site is certified as Entsorgungsfachbetrieb, a German environmental certification, the renewal of which is verified annually by government audit.

Each of the Seveso sites has an internal operations plan that includes a “crisis unit” component which is filed with the authorities. This plan is tested every year during exercises conducted jointly with the Civil Protection Administration. The plan of Teris Pont-de-Claix is included in the internal operations plan of the chemical complex. Each of these three establishments has a notification system, which is relayed to the management teams of Teris and SUEZ Environment. These emergency standby systems define procedures in the event of a crisis.

Fluxys and Fluxys LNG conduct a proactive policy to control risks related to well-being in the workplace, industrial safety and the environment.

Within the framework of this policy, Fluxys and Fluxys LNG work to:

•	concerning the environment:

-	monitor and demonstrate responsibility for the well-being and the protection of their own employees, third parties, area residents and the environment,

-	implement the best technologies available, taking economic realities into consideration,

-	meet the expectations of all stakeholders concerned (both internal and external),

-	take the concept of “sustainable development” into consideration in their activities,

-	comply with legal requirements;

•	concerning their employees:

-	define and divide responsibilities, tasks and skills,

-	regularly define objectives targeted by entity and by person,

-	provide adequate training for each employee;

•	concerning processes:

-	manage risks proactively through processes via the Quality & Safety Management System (QSMS),

-	consolidate expertise and all data on the facilities,

-	design, build, operate and decommission the facilities in a responsible manner,

-	establish and implement the necessary inspection, monitoring and maintenance programs,

-	be prepared to deal with emergency situations and serious accidents;

•	in terms of cooperation:

-	communicate this policy and actively and efficiently work together at all levels of the company,

-	use the PPT committee as a platform for cooperation,

-	continuously adapt the well-being, industrial safety, environment and quality policy through the HSEQ steering committee based on the responsibilities assigned to it;

•	in terms of feedback:

-	regularly measure and monitor efforts and results,

-	ensure that every accident, incident or non-compliance within the organization is communicated, reviewed and dealt with,

-	draw the lessons from internal and external experiences,

-	regularly update the prevention policy, evaluate and adapt the required action plans in this area,

-	identify improvements using internal and external audits.

Each employee contributes to the implementation of this policy through the responsibilities, tasks and authority assigned to him.

The management structure will apply available resources in the most effective manner.

Management and supervisors are responsible for compliance with and improvements to this policy.

Fluxys has formed competent teams to manage and control crisis situations resulting from incidents and accidents that occur in a facility operated by Fluxys or Fluxys LNG. The members of these teams have had special training in crisis management and practice drills are regularly conducted. An internal procedure and several instructions for crisis management have been developed by Fluxys. In addition, operating sites have emergency plans describing the local measures to be taken in the event of serious incidents or major accidents.

To meet their legal obligations to indemnify third parties in the event of an accident for which they are liable, Fluxys and Fluxys LNG have taken out insurance from reputable insurance companies to cover their civil liability as operator and owner.

In Poland, the Seveso II directive was transposed by the Polish parliament on April 27, 2001. On the basis of the order from the Minister of the Economy dated April 9, 2002, the Polaniec power plant was registered as a “high risk” site. A program to prevent major industrial risks has been developed and is in place within the Company. Following the Company’s restructuring and the gradual reduction in the volume of hazardous substances involved, the prevention program has been updated.

Finally, the Dunamenti site in Hungary has been officially registered as a Seveso “high threshold” site since January 1, 2003 because of its large light fuel oil storage capacities. Dunamenti is required to hold such storage capacities under a Hungarian government decree (currently being verified). A program to prevent major industrial risks has been developed and implemented within the Company.

Appendices: methodology for the 2005 environmental reporting

In order to ensure the transparency and reliability of the data it publishes, SUEZ has initiated the progressive verification by its Auditors of the quality of certain indicators related to the environmental and corporate data published. The first step performed for the data from fiscal 2001 consisted of a review of the reporting procedures for performance indicators. In 2003 and 2004, the work performed led to an opinion on the reporting procedures for environmental and corporate data and on the quality of a limited number of indicators for selected entities. SUEZ integrated the Auditors’ recommendations and continued in 2005 to strengthen its environmental and corporate reporting systems. In 2005, the scope of the verification work was extended, which allowed the Auditors to expand the scope of their opinion to all data, and not limit their opinion only to the entities visited.

For environmental reporting, the year 2005 was marked by the completion of work in the following areas: the enhancement and deployment of the reporting procedures, a review of the performance indicators and consistency tests, improvement in the IT solution for environmental reporting, and increased use of this IT solution by the entities. The procedures for defining the scope of environmental reporting were confirmed in order to cover all the performances and impacts of the facilities at which the Group holds technical operational control. In 2005, the legal entities included in the reporting perimeter were those whose operations were relevant in terms of environmental impact (excluding, therefore, energy trading and financial and engineering activities), and either fully or proportionately consolidated (based on the financial consolidation rules). Those entities report the performance and impact of the facilities in which they hold technical operational control, including facilities operated on behalf of third parties. Those amounts are then consolidated taking into account the financial consolidation percentage, excluding the numbers from environmental management systems (EMS) and the numbers from sites covered by EMS that are fully consolidated.

On the basis of consolidated revenues, relevant revenues (after excluding the revenues generated by the activities that are not considered relevant in terms of environmental impact) are defined and identified for each legal entity. The coverage of those relevant revenues for each of the environmental management indicators is specified in the SUEZ environmental performance summary table in 2005.

The list of the entities included in the scope of environmental reporting is attached to the procedures and instructions.

The year 2005 was also a year in which the procedures for reporting environmental data were specified and deployed upstream. The set of procedures for reporting environmental data consists of a generic procedure based on a standard instruction to be used at the appropriate levels of the reporting process. The deployment of the procedures throughout the Group relies on a network of duly authorized environmental agents and coordinators. These procedures and work instructions at the group and branch level detail the collection, control, consolidation, validation and transmission of environmental data at the various levels of the organization as well as the rules that define the scope and consolidation. They include technical documents that provide methodological guidelines for calculating certain indicators. The procedures for providing environmental information are available on the SUEZ website (www.suez.com).

The sheets defining the indicators used to measure the environmental performance of the Group have been reviewed and explained in compliance with the legal disclosure obligations stipulated by the French New Economic Regulations act or the law on technological risks. They have also been created based on comments from operational managers represented by a dedicated work group. Each indicator has also been studied to define and formalize the type of validity controls to be used. These controls are based on studies of changes from one reporting year to another and on analyses of consistency and relevance within a business. They are integrated into the reporting tool. The 2005 version of the SUEZ Environmental Reporting Guide is available on the Group’s website at http://www.suez.com.

An indicator for the electricity drawn from the networks by the power plants was introduced in order to reflect the Group’s total net consumption of electricity. SEI is not currently covered by this indicator.

The following information should be noted about the data published in this report and in the Activity and Sustainable Development Report:

1.

The plants in which the principal fuel is natural gas do not report on their emission volumes of NOx, SO2 and particulates. The reporting profiles for these production units will be adapted in 2006 to include these three indicators;

2.

For the international plants that do not continuously measure their SO2 and NOx emissions, the lack of a reference calculation methodology defined at Group level may potentially lead to errors in the calculation of the volumes emitted. A standard reference for the NOx and SO2 content of the smoke will be defined at Group level in 2006. This will be applied when the legislation in place does not define standards for calculating these emissions;

3.

Closed controlled landfill sites are excluded from the reporting perimeter. Closed units that are an integral part of sites in operation should not be excluded. The definitions of the indicators of “leachates collected” and “treated” will be refined in order to guarantee the inclusion of volumes coming from the closed units;

4.	The strict application of the definitions resulting from national legislation governing hazardous and non-hazardous waste may lead to:

•	classifications that vary from one country to another;

•	an estimated, but not measured, quantity of waste;

•	corrections from one year to the next. This is the case for Gaz Natural de Lima which this year is reporting its volumes of gravel (sand and stones, trenching residues) as non-specific non-hazardous waste as over 450,000 t, even though no waste was reported in 2004.

5.	The evaporation-concentration residues produced by certain electrical power plants included in the scope of the environmental reporting are negligible and therefore not reported.

6.

From now on, the SUEZ Environment trucks that run on clean diesel are no longer considered part of the “green fleet.” This indicator is, therefore, considered to be a new indicator for which the definition sheet will be updated and for which there is no history.

7.	The formula for calculating the “consumption of primary energy for waste treatment” indicator was modified in 2005 (exclusion of the electricity consumed, which is reported elsewhere).

8.	The method for reporting the “non-specific waste-other non-hazardous waste” indicator was changed in 2005 for the waste generated by the waste treatment businesses.

The reliability of the reporting process, the scope of the reporting perimeter, and the improvement in the definition of the environmental performance indicators are continually being improved.

Finally, pursuant to the commitments made for 2005, SUEZ worked to strengthen the mechanism to monitor values by deploying a new version of its tool to collect, process and recover the environmental data entered by the operational entities. CERIS, an environmental reporting IT solution, the first version of which was developed by SUEZ in 2003, allows management of the network of environmental agents and coordinators, management and documentation of the environmental reporting perimeter, entry, control and consolidation of the indicators, the printing of reports and, finally, the availability or the production of the documentation required for the collection of the data and the control of the reported data. This tool currently covers all the divisions and is now deployed within certain divisions and subsidiaries. CERIS was also verified by the Group’s internal audit team.

The correspondence of the Group’s environmental performance indicators with the New Economic Regulations and the Global Reporting Initiative is documented in the summary table of environmental performance published in the Annual Activity and Sustainable Development Report.

6.6.2 Human Ressources Policy

Introduction

After assisting in the reorganizations completed in previous years (2003, 2004), the principal mission of the Human Resources Departments (HRD) has been to develop the base for broad programs for the future, while continuing the efforts made in the areas of health and safety, training and preparation for demographic transition. Their actions have been defined within the framework of medium and long-term objectives, with a focus on the need to ensure that the Group has at any time the human resources it needs for its growth. The “change management” aspect of the role of human resources was confirmed.

As of December 31, 2005, the Group had 157,639 employees, down 1.9% from 2004. Most of this decline represents the statistical removal of employees taking early retirement or compensation for permanent disability who were previously counted in the total workforce under the “non-active” category. SUEZ has not seen a case where the end of a major contract resulted in a substantial cut in the number of employees in a specific country. A few adjustments made in each of the four divisions (removal from the scope of consolidation, adaptation to economic constraints) explain the rest of the changes recorded.

In 2005, the six priorities that form the framework for the HR action plan were reaffirmed with special emphasis on the evaluation of the performance of the programs implemented.

1. HR management planning

Anticipating the Group’s needs in terms of human resources is fundamental to SUEZ’s strategy. To meet its goal to permanently have the HR it needs, the group has identified the positions required for SUEZ to operate. In addition, careful attention is paid to the career development and mobility for the executives who currently hold these key positions This issue is also handled by the Career Management Committee chaired by Gérard Mestrallet. In addition, a Group of about 1,200 potential successors who will be able to fill 350 key positions in the Group was formed. These potential leaders participate in the “Leaders for the Future” (LFF) program which is designed for three categories of future executives. The L1 are ready to succeed the Group’s executive managers (who are referred to internally as TOPEX), the L2 must still obtain experience, while the L3 (who have to confirm their potential) are carefully monitored by the HR Department. One of the Group’s goals in 2005 was to broaden significantly the diversity of LFF profiles.

A full program of assessment, training and preparation is available to the LFF. To assist this process, the SUEZ Center for Development and Assessment has developed two specific programs: one for the L2, and the other for the L1 and executives, the principal objective of which is to make them aware of their potential and to develop a dedicated career plan. In addition to personalized evaluations, the LFF benefit from various training modules, especially those developed by SUEZ University. For example, “Global Player” trains established managers in the design and implementation of corporate strategy and change management.

Skills development is another priority for the HR Department. The manual “Developing Talent” that was completed in 2005 was distributed widely among HR managers over the course of the year. An indispensable guide for career management, it details the “human resources development cycle,” which, at SUEZ, takes the shape of annual appraisals, career assessments, manager review, and succession plans [see 3) for the last item]. The manual offers advice for every situation, including the reception of new associates as well as information on how to handle future mobility opportunities.

Once the development plan was defined, the Group made available everything that an associate needs to acquire the skills that are indispensable to his or her job. While the training offered is primarily decided within the divisions and operational units to guarantee they meet practical needs, the programs offered to Group managers by SUEZ University are a driving force for career management.

The “Taleo” application, which is accessible on the Intranet to over 55,000 employees, facilitates applications for vacant positions. Currently being installed in new entities, this application can also be accessed on the Internet. Nearly 10% of the pool of candidates on Taleo are Group employees. More than 42% of the managerial positions placed online have been filled from within the Group. Updated “Mobility Principles” regulate the way in which job changes within the Group are organized: a negotiable notice period before a change in position, carryover of seniority, payment of moving expenses, absence of a trial period, etc.

2. Ensuring commitment to the Group and disseminating its values

The “We are SUEZ” program launched in 2004 and designed to strengthen Group cohesion has evolved into a true corporate project. Based on four pillars (strategy, image, organization, management way), this program is intended to intensify strategic dialogue, give the group a strong brand image and fluid organization, but also to disseminate common managerial practices.

The emphasis placed on the dissemination of a “management way” unique to SUEZ highlights the importance given to the emergence of a specific operating method and corporate culture given the variety of the Group’s sites and businesses. The implementation of the SHERPA project should reinforce the overall coherence of the corporate organization. In addition, progress made in terms of corporate reporting has given a clearer picture of the reality of the Group and its divisions and facilitated a comparison between divisions and entities.

A common vocabulary and managerial practice is also built through SUEZ University, which celebrates its fifth anniversary this year and continues to be a success story. In 2005, 70 seminars were offered to nearly 2,200 managers (500 more than in 2004), raising the total number of beneficiaries to 9,200 in five years. The “Discovery” program for new managers, the “Explorer” program for junior managers, and the “Focus” series of themed training sessions (leadership and change management, interpersonal communication, management by project, finance, HR, and health and safety management among others) for experienced managers contributes to the emergence of a homogeneous identity within the Group via the dissemination of a shared vision and an exchange of good practices.

In addition to the “Group HR Guidelines,” which are a formal statement of the principles of the HR program and detail the role of the HR managers at SUEZ, “HR for HR” training sessions are offered to HR managers and also to employees who hold a position with an HR dimension (entity or site managers, for example). Finally, a glossary is currently being developed to harmonize all definitions of the HR terms and indicators for SUEZ.

In order to strengthen the ties that unite the Group’s employees, the “Spring” employee shareholding operation was relaunched in 2005. A total of over 36,000 employees in 25 different countries subscribed. Taking into account the capital increase that occurred at the same time last October and the Takeover Bid on Electrabel, the percentage of capital held by the employees is 3.3% (compared with 4.2% in 2004), but the number of subscribers rose substantially (+24% over the previous operation).

3. Supporting change management

In line with the strengthening of its role in assisting change, the HR staff work very closely with the operational units by deploying job planning tools for the coming years. The inclusion of an HR component in SUEZ’s medium-term strategic plan is indicative of the Group’s goals in this area.

“Succession Planning” anticipates the needs that will arise from demographic transition in the key positions of the organization between now and 2010. However, the identification and training of tomorrow’s executive managers assumes the participation of today’s executives in the process at a time when the employment of people over the age of 55 is changing (later retirements in Europe). Career Management for the oldest employees will in fact have to change, and new initiatives have to be proposed to capitalize on their experience and adapt their working conditions (work station ergonomic assistance, new types of training, employability development, etc.).

The contribution of Human Resources to the Group’s performance is essential to all its projects. Forecasting management tools to facilitate the anticipation of future needs and to measure the effectiveness of Human Resources are being implemented at the same time. By the end of 2006, the regular establishment of an HR performance scorecard must identify and analyse the major HR trends and facilitate forward planning for the major employment issues (quantitative and qualitative changes in the workforce, payroll). The HR risks have been mapped generically, and this map is now being defined at the level of the operational entities with, critically, the definition of action programs to provide a better understanding and delineation of those risks.

Finally, in addition to the strategic forum for executive managers (“Semafor”) and the “SUEZ Prospective” conferences organized by SUEZ University, the third week of the “Global Player” program is devoted to change management. It offers managers the opportunity to acquire the tools and methods to assist change and to share the Group’s best practices in this area. The “Focus Leadership & Change Management” program offers an understanding of the challenges of change processes and their impact on the results.

4. Optimization of HR processes and pooling of ressources

As a part of the SHERPA organization project, the Group-wide optimization of support functions holds a prominent place. A mapping of HR processes is being used to ensure the readability and consistency of decision and action circuits. In addition, Shared Services Centers (SSCs), which are a source of economies of scale, improved reaction time to user requests, and harmonized practices are being deployed in several large entities. Three subjects have been given priority: accounting, employee administration, and IT infrastructure. The goal over the very long term is to complete the SSC architecture by gradually extending access to the Group’s new entities and widening the range of relevant back-office services.

The optimization and mutualization of the processes are facilitated by the implementation of efficient IT tools. Taleo, the new version of the Recruitsoft program used by the Group, has an interface to aid recruitment and internal mobility. It has become an indispensable vector for the harmonization of practices within SUEZ for nearly 400 HR managers, and has resulted in substantial savings of time. Similarly, the intranet application ESS (Employee Self Service) makes it possible for employees of Electrabel, Tractebel Engineering, and the Paris and Brussels head offices to manage their personal information and requests (profile, vacations, absences, expense accounts) by themselves. Beyond back-office functions, a mutualization project for part of the technical training is also being studied. The goal of optimizing certain HR roles has also begun thanks to the Opting program, which is rationalizing purchasing procedures within SUEZ.

As part of Optimax, the Insurance Department and the HR department (HRD) have begun to analyze the technical aspects of SUEZ contingency plan coverage in France and Belgium. Savings have already been made in the cost of the coverage. Various adaptations have been made to supplementary retirement plans in France and Belgium to bring them into conformity with the Fillon and Vandenbroucke Laws. It should also be noted that the Group received the prize for best pension fund in Belgium for the second consecutive year at the Investments & Pensions Europe awards ceremony.

5. Consolidation and Management of corporate Data and information

In 2005, further efforts were made to make the reporting of company data more accurate. The definitions of HR indicators were revised to make differences between countries easier to understand. New indicators are also being developed – and the operational entities are now being called on to fill them in. Auditing procedures during the synchronization of company information using “Topaz” (a consolidation software package) were made more reliable thanks to the new functionalities that HR reporting coordinators had at their disposal. This was just one part of an even more complete coverage of group activities by company reporting; out of 120 indicators published, 88 have a coverage scope of greater than 95%. Also, in order to improve the reliability of data, the health and safety network increased its efforts in terms of consolidation and audits on health and safety statistics.

As in previous fiscal years, the specialized services of the Statutory Auditors were at the forefront of a mission to verify selected company indicators published by the Group. The recommendations that were drawn up in 2004 made it possible for SUEZ to commit to various necessary improvements.

Finally, several projects that aim to better define the contributions and the impact of the group are underway so that the estimated management in matters of human resources may be refined. As mentioned above, the analysis of company expenses should make the management of changes in payroll easier in the medium term, while work relating to the mapping of HR risks is gradually integrated into the Group’s risk management.

6. Social Responsibility and Management of social issues

This year, the Group’s dialoguing bodies once again worked hard at their assigned tasks. The European Consultative Committee (ECC) and the Central Works Council for french operations met at regular intervals. The broad outlines of SUEZ’s corporate and employment strategies were discussed by management and employee representatives.

The ECC continued its supervision of commitments made by the group regarding labour rights. The ECC paid especially close attention to the application of the International Social Charter. In practice, the joint monitoring of the Charter by the HR Departures employee representatives was expressed in an analysis of results by branch and country of operation as well as an in-depth discussion of points where interpretation may differ. In addition, the ECC went into further depth on matters where its members have not yet. The Steering Committee for the right to lifelong education and training examined the progress of experimental pilot programs such as tutoring and “skills passports” that were implemented in selected subsidiaries, while the scope of the Diversity Commission’s activities was more precisely defined.

The steering Committee for Health and Safety, which consists of representatives from management and the ECC highlighted quarterly results in terms of occupational accidents, analysis of fatal accidents, and the implementation of the requirements of the Workplace Health and Safety Charter and the 2005-2010 Global Action Plan. Some of the most important measures decreed by the Action Plan, such as the systematizing of health and safety training, regular self-evaluation of conformity to procedures, and a complete battery of external audits, are meant to ensure a high level of compliance with the Charter’s requirements on the part of the operational entities. By raising employee awareness and paying closer attention to the analysis of all accidents, the Group seeks to develop a culture of health and safety risk prevention in the day-to-day life of its subsidiaries. To this end, it was decided to include goals connected to health and safety results in the awarding of the variable pay scheme to operational managers.

In addition, SUEZ has continued to promote exchanges with all stakeholders, especially through the activities of the International Social Observatory (ISO). When the Group first committed to “the right to lifelong education and training,” the ISO conducted further studies and discussions on the conclusions and closely followed the experimental pilot programs that were being offered at some SUEZ subsidiaries. Among the other activities in 2005 are the advances in the working group “Complexity, Direction, Management” whose purpose was to shed further light on on effective HR performance indicators. In addition, preliminary studies were part of the preparation for the 2006 symposium in Paris with the theme “Success in China: what management and what kind of human resources management are needed for what HR issues?”

Besides making the principles of corporate social responsibility (CSR) part of its business activities, SUEZ has endeavored to respond to its stakeholders’ expectations. The publication of a “White Paper” (February 2006) that listed sound corporate responsibility practices within the Group was to make a body of examples available that all subsidiaries could adapt to their own needs. This document also provided a reminder that partnerships with stakeholders outside the company can also contribute to the Group’s success.

Another major theme was equal opportunities, which was the object of an in-depth study by SUEZ and echoed by adherence to the Workplace Diversity Charter and the signature of a national agreement with the ANPE (the French national employment agency) to combat discrimination in the job market. A series of recommendations drafted Group-wide is to allow entities to act in favor of diversity, according to their priorities and the specific needs of their businesses. Pioneering workplace integration programs that have been in place for years, such as SITA Rebond (for undeprivileged employees), Lyonnaise des Eaux (for apprentice workers), INEO (for handicapped workers), and Gepsa (for participants in prison work programs), are to serve as models for the other companies in the Group.

	SEE			SEI
	2003	2004	2005	2003	2004	2005
WORKFORCE PER GEOGRAPHIC ZONE
European Union	15,570	16,607	15,812	135	194	185
Rest of Europe	998	5	-	48	45	49
North America				1,518	1,500	1,183
South America				1,414	1,474	1,564
Africa/Middle East				83		19
Asia/Oceania				1,103	1,079	1,066
✓ TOTAL	16,568	16,612	15,812	4,301	4,292	4,066
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
DISTRIBUTION OF EMPLOYEES BY CATEGORY
✓ Managers	2,800	2,675	2,861	851	922	1,017
Skilled technicians and supervisors	2,074	2,053	2,887	1,042	779	1,117
Workers and technicians	11,694	11,884	10,064	2,408	2,591	1,932
TOTAL	16,568	16,612	15,812	4,301	4,292	4,066
	(100.0%)	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)
PROPORTION OF WOMEN IN GROUP
✓ Proportion of women in workforce	20.9%	21.1%	23.0%	17.6%	17.9%	19.0%
	(99.5%)	(100.0%)	(100%)	(99.9%)	(100.0%)	(100%)
Proportion of women in management	13.8%	13.5%	15.0%	19.0%	18.7%	21.1%
	(99.4%)	(100.0%)	(100%)	(80.1%)	(100.0%)	(100%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	93.0%	92.6%	91.5%	94.7%	94.4%	99.2%
Other	7.0%	7.4%	8.5%	5.3%	5.6%	0.8%
	(99.8%)	(91.2%)	(99.8%)	(100.0%)	(100.0%)	(100%)

✓	Reviewed by Auditors.

	SEE						SEI
		2003		2004		2005		2003		2004		2005
AGE DISTRIBUTION (for open-ended contracts)
✓ < 25		3.1%		3.5%		4.1%		4.2%		2.7%		4.1%
✓ 25-29		6.9%		8.0%		9.4%		13.8%		12.2%		13.8%
✓ 30-34		11.3%		11.1%		11.0%		18.7%		19.8%		20.9%
✓ 35-39		12.7%		13.6%		13.3%		18.0%		17.8%		17.3%
✓ 40-44		14.6%		16.0%		16.0%		17.0%		17.7%		16.6%
✓ 45-49		16.0%		18.2%		17.4%		14.2%		14.4%		13.2%
✓ 50-54		17.0%		17.7%		17.2%		8.1%		8.7%		8.4%
✓ 55-59		17.5%		11.5%		11.1%		4.2%		4.9%		4.1%
✓ 60-64		0.9%		0.4%		0.5%		1.5%		1.4%		1.2%
✓ 65 +		-		-		-		0.3%		0.4%		0.4%
		(100.0%)		(100%)		(99.8%)		(100.0%)		(100%)		(100%)
EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
✓ Turnover*	10,13%	4.3%	1.6%	1.9%	2.0%	1.7%	4.7%	10.3%	3.7%	4.9%	5.7%	5.8%
	(95.0%)	(94.7%)	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(86.8%)	(85.6%)	(99.4%)	(99.5%)	(99.5%)	(100%)
Voluntary turnover			1.2%	1.4%	1.6%	1.3%			3.4%	3.9%	3.8%	4.4%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
Hiring rate			4.2%	5.2%	5.5%	7.2%			7.6%	6.8%	8.0%	6.9%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
Hiring rate with open-ended contracts			40.9%	43.5%	46.2%	42.3%			58.7%	59.4%	93.9%	98.6%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
% of disabled persons/avg. workforce			0.30%	0.28%	0.30%	0.27%			0.12%	0.07%	0.07%	0.07%
WORK CONDITIONS			S1	S2	S1	S2			S1	S2	S1	S2
Absenteeism (days of absence/person)		13.1	11.3	9.6	8.29			7.6	8.3	3.8	2.8
		(99.6%)	(99.5%)	(99.7%)	(99.8%)			(100%)	(87.1%)	(100%)	(100%)
Overtime		2.3%	2.3%	2.6%	3.3%			5.8%	5.4%	6.1%	6.7%
		(100.0%)	(88.9%)	(99.8%)	(98.5%)			(98.4%)	(71.9%)	(100%)	(100%)
REMUNERATION
✓ Average gross worker’s salary#/ minimum gross local salary		3.1		4.0		4.0		9.2		11.5		9.3
(Minimal value)		1.5		1.6		1.5		4.4		2.9		3.8
		(72.3%)		(94.2%)		(95.5%)		(93.1%)		(78.3%)		(88%)
Average gross salary/Sector average gross salary
Managers		1.8		1.6		1.6		1.6		1.9		1.7
		(91.9%)		(95.6%)		(94.5%)		(97.6%)		(92.4%)		(99%)
Skilled technicians and supervisors		2.0		1.6		1.4		2.9		2.4		1.8
		(81.5%)		(83.6%)		(90.6%)		(91.4%)		(86.5%)		(98.6%)
Workers and technicians		2.0		1.4		1.8		2.1		2.3		1.8
		(72.3%)		(94.2%)		(95.5%)		(93.1%)		(78.3%)		(97.8%)

✓	Reviewed by Auditors.

#	On this ratio, only the “average wage without tax” indicator was reviewed.

*	Change of calculation method from the first semester 2004. See paragraph on methodology.

	SEE			SEI
	2003	2004	2005	2003	2004	2005
Average gross worker’s salary/local cost of living	3.0	4.0	3.7	4.6	6.8	5.3
	(72.3%)	(94.2%)	(95.5%)	(93.1%)	(78.3%)	(97.8%)
OCCUPATIONAL SAFETY
✓ No. of accidental deaths (employees)	1	1	-	-	-	-
✓ Frequency rate	5.95	4.19	4.61	5.06	4.49	2.46
✓ Severity rate	0.15	0.10	0.18	0.11	0.08	0.06
	(93.5%)	(99.1%)	(99.6%)	(100.0%)	(100.0%)	(94.7%)
TRAINING
✓ % of workforce trained	74.0	72.7	68.2	59.1	66.6	72.8
	(85.5%)	(99.5%)	(94.6%)	(92.5%)	(94.1%)	(78.7%)
Proportional of managers and non-managers trained
Managers	14.6%	15.3%	18.9%	13.2%	15.8%	24.0%
Skilled technicians and supervisors + Workers and technicians	85.4%	84.7%	81.1%	86.8%	84.2%	75.9%
	(88.0%)	(99.5%)	(94.6%)	(94.5%)	(94.1%)	(78.7%)
Training costs per person (€/person)	1,505.2	954.8	1,156.8	877.5	1489.1	1008.6
	(85.5%)	(99.5%)	(94.6%)	(86.7%)	(93.5%)	(78.7%)
Hours of training per person (hrs./person)	38.8	39.4	41.4	90.0	63.9	76.5
	(84.9%)	(99.5%)	(89.8%)	(91.6%)	(93.5%)	(78.7%)
Training costs per hour of training (€/hour)	40.2	24.2	27.9	68.8	23.3	13.2
	(84.9%)	(99.5%)	(94.6%)	(86.7%)	(98.9%)	(100%)
Hours of training by subject
Trade technique	28.2%	40.3%	48.8%	66.6%	36.6%	37.2%
Quality, Environment, Safety	13.5%	11.9%	16.1%	10.6%	26.4%	22.5%
Languages	2.6%	3.1%	5.1%	6.3%	10.4%	9.6%
Misc.	55.6%	44.7%	30.0%	16.6%	26.6%	30.7%
	(82.8%)	(99.0%)	(94.6%)	(100.0%)	(99.4%)	(100%)

✓ Reviewed by Auditors.

	SES			SE
	2003	2004	2005	2003	2004	2005
NO. OF EMPLOYEES PER REGION
European Union	62,768	61,340	60,401	45,917	47,743	47,261
Rest of Europe	2965	2,224	2,520	2,873	83	79
North America	32	33	10	10,233	4,165	3,261
South America	501	523	435	18,319	14,959	15,548
Africa/Middle East	780	753	-	3,261	3,224	3,255
Asia/Oceania	1,106	1,523	1,658	2,566	2,607	2,726
✓ TOTAL	68,152	66,396	65,024	83,169	72,781	72,130
	(100.0%)	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)
WORKFORCE PER GEOGRAPHIC ZONE
✓ Managers	7,860	7,925	9,506	5,965	6,494	6,783
Skilled technicians and supervisors	15,312	13,958	24,226	10,117	9,633	11,835
Workers and technicians	44,765	44,513	31,292	58,077	56,654	53,512
TOTAL	67,937	66,396	65,024	74,159	72,781	72,130
	(99,7)	(100.0%)	(100%)	(89.2%)	(100.0%)	(100%)
PROPORTION OF WOMEN IN GROUP
✓ Proportion of women in workforce	10.4%	10.7%	10.7%	13.6%	18.1%	18.5%
	(98.4%)	(99.9%)	(100%)	(97.5%)	(99.7%)	(99.9%)
Proportion of women in management	11.0%	11.6%	10.8%	16.8%	20.8%	21.4%
	(98.1%)	(99.9%)	(100%)	(73.9%)	(99.7%)	(99.9%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	95.4%	94.8%	93.9%	95.6%	94.8%	94.5%
Other	4.6%	5.2%	6.1%	4.4%	5.2%	5.5%
	(97.3%)	(97.1%)	(99.9%)	(76.1%)	(87.9%)	(99.9%)
AGE DISTRIBUTION (for open-ended contracts)
✓ < 25	6.4%	5.7%	5.2%	5.6%	5.4%	5.0%
✓ 25-29	10.3%	10.7%	11.1%	11.9%	10.5%	10.2%
✓ 30-34	13.6%	13.0%	12.6%	16.2%	14.6%	14.0%
✓ 35-39	16.0%	15.8%	15.4%	17.2%	16.6%	16.4%
✓ 40-44	15.0%	15.5%	15.7%	15.6%	16.4%	16.6%
✓ 45-49	14.0%	14.3%	14.2%	13.3%	14.1%	14.4%
✓ 50-54	13.7%	13.7%	13.4%	11.0%	11.7%	11.9%
✓ 55-59	9.4%	9.5%	10.2%	7.3%	8.0%	8.4%
✓ 60-64	1.5%	1.9%	1.9%	1.6%	2.3%	2.6%
✓ 65 +	0.1%	0.1%	0.1%	0.3%	0.4%	0.5%
	(97.5%)	(99.5%)	(99.9%)	(96.4%)	(97.9%)	(99.9%)

✓ Reviewed by Auditors.

	SES							SE
		2003		2004		2005		2003		2004		2005

EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
✓ Turnover*	9.2%	6.0%	4.4%	4.4%	3.6%	5.1%	6.2%	5.3%	3.1%	5.6%	5.0%	5.6%
	(71.9%)	(73.6%)	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(60.5%)	(65.7%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)
Voluntary turnover			2.5%	2.1%	2.2%	2.9%			1.4%	2.5%	2.0%	2.3%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
Hiring rate			7.6%	13.1%	6.2%	8.6%			7.7%	7.6%	9.7%	9.1%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
Hiring rate with open-ended contracts			61.2%	76.3%	69.2%	60.7%			56.8%	57.2%	65.3%	69.8%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
% of disabled persons/avg. workforce			1.06%	1.09%	1.34%	1.30%			1.09%	2.69%	1.34%	1.42%

WORK CONDITIONS			S1	S2	S1	S2			S1	S2	S1	S2
Absenteeism (days of absence/person)			10.6	15.4	7.1	7			11.0	11.0	8.0	7.3
			(84.0%)	(83.0%)	(97.6%)	(99.1%)			(71.2%)	(90.0%)	(99.6%)	(99.6%)
Overtime			2.6%	3.1%	2.7%	3.2%			4.1%	4.0%	4.9%	4.6%
			(83.1%)	(68.6%)	(99.0%)	(78.8%)			(86.6%)	(71.9%)	(99.6%)	(94.7%)
REMUNERATION
✓ Average gross worker’s salary#/ minimum gross local salary		1.8		1.9		1.9		3.3		2.4		2.3
(Minimal value)		1.0		0.8		0.7		1.0		0.7		0.7
		(75.1%)		(92.2%)		(89%)		(70.4%)		(93.0%)		(91.3%)
Average gross salary/Sector average gross salary
Managers		0.8		0.9		1.0		1.3		1.3		1.3
		(83.6%)		(95.4%)		(85.3%)		(61.2%)		(81.2%)		(98.3%)
Skilled technicians and supervisors		0.8		0.9		1.0		1.7		1.2		1.0
		(85.1%)		(96.0%)		(75.1%)		(62.8%)		(87.0%)		(97.3%)
Workers and technicians		1.0		1.3		1.2		1.8		1.5		1.2
		(73.1%)		(92.4%)		(87.9%)		(70.3%)		(92.7%)		(99.1%)
Average gross worker’s salary/local cost of living		1.8		2		1.7		2.0		2.1		2.1
		(75.1%)		(92.2%)		(90.9%)		(70.4%)		(92.8%)		(99.2%)
OCCUPATIONAL SAFETY
✓ No. of accidental deaths (employees)		3		2		7		7		9		4
✓ Frequency rate		25.58		20.04		18.41		28.45		24.41		21.50
✓ Severity rate		0.78		0.57		0.65		1.04		0.95		0.87
		(79.9%)		(98.3%)		(98.2%)		(79.4%)		(98.2%)		(95.9%)
TRAINING
✓ % of workforce		43.9		48.3		50.8		65.1		59.3		59.8
		(69.1%)		(92.5%)		(77.1%)		(77.8%)		(86.9%)		(95.5%)
Proportional of managers and non-managers trained
Managers		16.3%		14.7%		15.5%		9.6%		8.6%		9.8%

✓	Reviewed by Auditors.
#	On this ratio, only the “average wage without tax” indicator was reviewed.
*	Change of calculation method from the first semester 2004. See paragraph on methodology.

	SES			SE
	2003	2004	2005	2003	2004	2005
Skilled technicians and supervisors + Workers and technicians	83.7%	85.3%	84.5%	90.4%	91.4%	90.1%
	(72.5%)	(92.5%)	(77.1%)	(69.2%)	(86.9%)	(95.5%)

Training costs per person (€/person)	625.4	715.4	667.2	522.9	502.8	519.8
	(62.9%)	(91.6%)	(76.9%)	(75.4%)	(86.2%)	(95%)

Hours of training per person (hours/person)	24.6	24.3	25.6	22.5	21.7	23.1
	(59.5%)	(89.7%)	(76.9%)	(75.1%)	(86.5%)	(96.3%)

Training costs per hour of training (€/hour)	27.6	29.4	26.1	22.5	23.1	22.5
	(59.0%)	(92.9%)	(76.8%)	(75.1%)	(89.1%)	(95.8%)

Hours of training by subject
Trade technique	54.1%	40.0%	46.0%	28.0%	33.4%	30.0%
Quality, Environment, Safety	24.4%	31.4%	29.3%	34.9%	34.6%	40.7%
Languages	5.3%	3.5%	4.0%	4.7%	4.2%	5.2%
Miscellaneous	16.2%	25.1%	20.7%	32.3%	27.8%	24.1%
	(67.6%)	(94.3%)	(76.9%)	(75.2%)	(91.8%)	(96.2%)
Methodological factors in 2005 corporate reporting

As in previous fiscal years, the specialized services of the Statutory Auditors were at the forefront of a mission to verify selected company indicators published by the Group. The recommendations that were drawn up in 2004 made it possible for SUEZ to commit to various necessary improvements.

The “User Guide” was drafted in 2004 and 2005 in cooperation with the divisions and the entities, and was distributed to the entities in July 2005. It contains all the definitions and procedures that are common to the entire Group. Its contents were updated in December 2005 with additions and comments from the entities.

The tool for reporting the Group’s corporate data has also improved significantly. Auditing procedures during the synchronization of company information using Topaz [see below] were made more reliable thanks to the new functionalities that HR reporting coordinators had at their disposal. In addition, the definitions of HR indicators were revised to make differences between countries easier to understand. New indicators have also been introduced into the reporting tool on an exploratory basis, and their effective use is scheduled for the coming fiscal years.

The quantitative corporate data in this report comes from the HR phase of TOPAZ, a Group consolidation tool. After collection, it was processed and consolidated according to clearly defined procedures and criteria.

1.

TOPAZ/CARAT, a consolidation software package, collects, processes, and reports the data entered by local legal entities that are subsidiaries of the SUEZ Group. Each company, including those in the HRD phase, is dealt with according to the following financial consolidation method: full consolidation (FC), proportional consolidation (PC), and equity affiliates (EA). The analyses of the companies in this report deal exclusively with entities in the FC phase, in which SUEZ controls both capital and management. Once a company is included in SUEZ’s financial statements as fully consolidated, its company data are completely integrated, no matter how much capital SUEZ may own in the company.

2.

Scope of reporting. A scope of reporting corresponding to the coverage of the indicator as a percentage of the Group workforce (workforce of companies fully consolidated in the SUEZ financial results) is attached to each indicator. Some companies may not have sent their data, or there may be some inconsistencies in the data that was synchronized. This will cause us to exclude the data in question from the scope of reporting.

3.	Two methods for the consolidation of indicators are used:

•	clustering for workforce structure and flow data and work training and safety conditions;

•	weighting by personnel level for salaries.

4.

External data used for the calculation of salary indicators are provided by UBIFRANCE as part of a country information collection agreement by the network of local economic missions. This data is complemented by statistics from the United Nations (United Nations Population Fund), the World Bank, and the OECD. UBIFRANCE procedures are ISO 9000 certified, and information provided as part of this partnership is available from the SUEZ head office.

The following should be noted regarding the data published in this report:

1.

The total number of employees in the divisions is 607 persons lower than the total published number of employees. This difference is due primarily to the number of employees at headquarters and to the number of employees in financial sector activities who are not attached to one of the operational branches.

2.

A new breakdown of the workforce by personnel category has been decreed. Administrative employees were formerly part of the workers and technicians category, but they are now counted among skilled technicians and supervisors for greater consistency.

3.

In accordance with decisions made in 2004, so-called “inactive” employees have been excluded from the scope of reporting. Inactive employees include all persons for whom a business has a contractual obligation until the age of retirement, but who no longer perform any service on behalf of the business. For example, employees who have an early retirement plan or who are in receipt of permanent disability benefit will no longer be counted in the total number of employees.

4.	The method of calculating turnover has been changed. As of 2004, this method takes only layoffs and resignations into account.

5.

The construction of salary indicators integrated the conclusions from the 2004 studies, in particular the choice of sectors of reference, in order to better define the practices in the Group’s sectors of activity in the countries where it has the largest presence. Information on salaries paid in each sector according to country is available from the Group’s Industrial Relations Office at the SUEZ head office. Cost of living is determined by private consumption per person, based on information provided by UBIFRANCE and additional information from the Organization for Economic Co-operation and Development (OECD) and national statistics offices.

6.	Because of deadlines, training data is based on projected items. Definitive items are available in the second half of the year only.

7.	Differences in scope recorded between indicators in the Training and Salaries categories are due to data processing and consolidation methods.

•	in the case of training, companies that did not give the number of interns are excluded from the scope of reporting for the indicator “number of persons trained,” but not from all training indicators, which creates distinct scopes of coverage;

•	in the case of salaries, information on minimum wages and cost of living are generally known at that date, either directly or by the estimates of the local statistics offices. However, sector salaries in some countries are available only later in the year, which leads to a difference in the scope of reconstruction.

8.

Within entities, differences exist between work hours counted by the HR Department and those used by the Health and Safety network in the calculation of the Frequency Rate and the Seriousness Rate. While these discrepancies may be explained in part by differing definitions, they are nonetheless a subject for further analysis during the next fiscal year.

9.

Some values lower than 1.0 were recorded under the indicator “gross worker’s wage/local gross minimum wage.” After verification, there were two possible explanations. In the majority of cases, it was due to Group businesses that are dedicated to vocational insertion or had a high percentage of part-time staff. In the remaining cases, it was due to businesses for which the minimum wage was estimated very conservatively, due to the absence of a single legal rate (Switzerland, Norway).

10.

The salaries of some French entities (excluding overseas departments and territories) on the SES branch covered under the collective agreement for the Building and Civil Works industry were reprocessed. The average amount reported was indeed increased by 13.14% to take into account the fact that the industry’s paid vacation funds directly cover-paid vacation.

11.

Although it is a staple of French business culture, the idea of “cadres” (managers) is still somewhat difficult to understand, especially outside Europe. This fact can lead to a slight underestimation of the number of managers because some entities may take only their own director-level management into account.

12.

As for the number of disabled persons, the figures given represent the total number of declared disabled employees in relation to the average monthly and half-yearly number of employees for the Branch concerned. These figures provide real information on the integration of disabled persons in SUEZ companies, but we do not consider it relevant to provide a scope of coverage for this indicator.

7 ORGANIZATIONAL CHART

7.1	SIMPLIFIED ORGANIZATIONAL CHART
7.2	LIST OF MAJOR SUBSIDIARIES

7.1 SIMPLIFIED ORGANIZATIONAL CHART

The organization of SUEZ is grouped around four operational divisions in its two sectors of activity – energy and environment:

•	the SUEZ Energy Europe (SEE) division includes all activities in the gas and electricity fields in Europe.

•	the SUEZ Energy International (SEI) division is in charge of SUEZ activities in the gas and electricity fields outside Europe;

•	the SUEZ Energy Services (SES) division is in charge of SUEZ activities in the field of industrial installation and maintenance services and services associated with energy and engineering;

•	the SUEZ Environment division incorporates all Group activities in Water and Waste Management.

7.2 LIST OF MAJOR SUBSIDIARIES

See Section 25.

8 REAL ESTATE PROPERTIES, FACTORIES,

   FACILITIES

8.1	MAJOR TANGIBLE ASSETS
8.1.1 Real estate properties, factories, facilities
8.2	ENVIRONMENTAL QUESTIONS

8.1 MAJOR TANGIBLE ASSETS

8.1.1 Real estate properties, factories, facilities

SUEZ either owns or rents a significant number of real estate properties, facilities, and factories around the world, most of which are in Europe. Numerous SUEZ activities involve the operation of very large factories that are not owned by SUEZ. SUEZ believes that these operating factories are in good condition and meet all applicable requirements.

8.1.1.1 Energy

As of December 31, 2005, SUEZ operated more than 200 electric power plants in 31 countries. Information on the principal electric power plants owned by SUEZ is provided in the table below. Information on leased property is presented in Section 20, Notes 31 and 32.

Country	City/Region/State	Activity

France	SHEM	Hydroelectric power plant

Belgium	Doel	Nuclear power plant
	Tihange	Nuclear power plant
	Belgium (nationwide)	Gas transport network
	Belgium (nationwide)	Electricity distribution
	Zeebrugge	LNG terminals

Brazil	Santo Santiago	Hydroelectric power plant
	Salto Osorio	Hydroelectric power plant
	Cana Brava	Hydroelectric power plant
	Jorge Lacerda	Thermal power plant

United States	Everett, Massachusetts	LNG terminals
	Red Hills, Mississippi	Thermal power plant
	Chehalis	Natural gas power plant
	Wise County	Natural gas power plant
	Hot Spring	Natural gas power plant

Hungary	Dunamenti	Thermal power plant, cogeneration and combined-cycle gas turbine power plant

Italy	Rosen	Natural gas power plant
	Tirreno Power	Thermal power plant
	Torrevaldaliga	Thermal power plant

Peru	Yuncan	Hydroelectric power plant

Poland	Polianec	Thermal power plant

Netherlands	Eems	Thermal power plant

Thailand	Map ta Phut, Rayong	Cogeneration and combined-cycle gas turbine power plant

	Bowin, Chonburi	Thermal power plant
Turkey	Baymina	Natural gas power plant

8.1.1.2 Environment

SUEZ owns and operates several drinking water production plants, waste water treatment plants, and water reservoirs and distribution networks.

As of December 31, 2005, SUEZ owned 55 waste incineration plants in France, the United Kingdom, the Benelux countries, and Taiwan, as well as 170 landfills, most of which are located in France, the United Kingdom, and Brazil.

Information on the principal sites and plants owned by SUEZ Environment as of December 31, 2005 is provided in the table below. Information on leased property is presented in Section 20, Notes 31 and 32.

Waste incineration Waste incineration Waste incineration Drinking water production Water sanitation Wastewater treatment

United States Haworth Drinking water production Deforest Drinking water production Australia Sydney Drinking water production

Country	City/Region/State	Activity

France	Bègles	Waste incineration
	Toulon	Waste incineration
	Créteil	Waste incineration
	Morsang	Drinking water production
	Bordeaux	Water sanitation
	Nice	Wastewater treatment

United States	Haworth	Drinking water production
	Deforest	Drinking water production

Australia	Sydney	Drinking water production

8.2 ENVIRONMENTAL QUESTIONS

See Section 6.6.1.3.a

9 MANAGEMENT REPORT1

9.1	REVENUE AND EARNINGS TRENDS

9.2	BUSINESS TRENDS
9.2.1 Electricity and gas
9.2.2 Key figures for SUEZ Energy Services
9.2.3 Key figures for SUEZ Environment
9.2.4 Key figures for other operations

9.3	OTHER INCOME STATEMENT ITEMS

9.4	FINANCING
9.4.1 Cash flow from operating activities
9.4.2 Cash flow from investing activities
9.4.2 Cash flow from financing activities
9.4.4 Net debt at December 31, 2005

9.5	OTHER BALANCE SHEET ITEMS

9.6	PARENT COMPANY FINANCIAL STATEMENTS

9.7.	OUTLOOK FOR 2006

The Group reported further improvements in its performance in 2005, posting €2.5 billion in net income, with 9% organic growth in gross operating income outpacing revenue growth (6.3%).

Organic growth in business and in gross operating income came in at the higher end of the Group’s medium-term objectives. The buyout of minority interests in Electrabel (impact of €6.3 billion on Group net debt) did not materially impact the Group’s strengthened financial equilibrium, with net debt of under €14 billion at year-end 2005, compared with €11.8 billion one year earlier.

9.1 REVENUE AND EARNINGS TRENDS

(In millions of euros)	2005	2004	% change (reported basis)
Revenues	41,489	38,058	9.0%
Gross operating income	6,508	5,932	9.7%
Current operating income	3,902	3,737	4.4%
Income from operating activities	4,522	3,540	27.7%

The Group reported a sustained increase in business, with a 9.0% rise in revenues.

Growth in revenues on a reported basis, amounting to €3,431 million, can be broken down as follows:

•	organic growth of €2,428 million;

•	a positive €841 million impact driven by higher gas prices;

•	a negative €95 million impact relating to changes in the scope of consolidation;

•

exchange rate fluctuations, generating a positive impact of €257 million, due primarily to changes in the value of the Brazilian real (€162 million). Fluctuations in the US dollar had a minor €4 million negative impact.

Organic revenue growth, at 6.3%, was driven by higher revenue contributions from:

1.	All data are taken from accounts prepared in accordance with IFRS.

•

SUEZ Energy Europe (up €528 million, or 3.9%), with Electrabel delivering an increase in wholesale electricity and gas sales (up €335 million) and generating extra sales in France (up 40%), Germany (up 23%) and Italy (up 37%). Distrigaz also helped to increase organic growth, with a contribution of €272 million, or 16.6%;

•

SUEZ Energy International (up €786 million, or 15.4%), which reaped the rewards of a boom in sales. Electricity sales volumes jumped by €600 million in North America on the back of vigorous direct sales to industrial and commercial customers and the commissioning of new power plants. Sales in Latin America and the Asia/Middle East region also rose by €117 million (10.6%) and €147 million (13.5%), respectively;

•

SUEZ Energy Services, which reported an increase in revenues of €581 million, or 6.0%, versus an increase of 3.3% in 2004, on the back of strong sales in France (up €380 million), the Netherlands (up €76 million) and Italy (up €66 million);

•

SUEZ Environment, which delivered organic revenue growth of €532 million (5.1%), versus 1.6% in 2004, fueled by water services in Europe (up €162 million, or 5.1%) and the all-round performance of the international sector (up €169 million, or 8.9%). The €83 million (1.8%) rise in revenues from waste services in Europe reflects sales growth of 3% in France and 3.6% in the United Kingdom, and an upturn in business in Germany in the second half of the year.

Gross operating income advanced 9.7%. On a like-for-like basis (constant Group structure and exchange rates), gross operating income grew 9.0%. Changes in Group structure led to a negative impact of €48 million, relating mainly to the water business in Chile2. The €91 million positive currency impact results mainly from the rise in the value of the Brazilian real. Growth in gross operating income bears testimony to groupwide efforts to scale back costs and improve profitability.

Growth in current operating income, up 4.4% on a reported basis and 3.7% on an organic basis, fell slightly short of the year-earlier performance, which was boosted by the positive impact of several non recurring items such as the reversal of Lydec’s pension provisions (€184 million) following the decision to transfer its obligations to an external fund, the adjustment to the pension cost relating to Electrabel’s employees in the distribution sector (€140 million), as well as adjustments to provisions for site dismantling obligations and downstream operations (€152 million). Current operating income for 2005 was also hit by the AEP provision for litigation in the United States (US$ 139 million, or €111 million).

However, growth in current operating income (excluding non-recurring items with an impact on gross operating income) was boosted by:

•	the positive impact of changes in French pension arrangements for the Electricity and Gas Industries (EGI) sector;

•	the better-than-expected outcome of certain onerous contracts;

•	the reduction in provisions for downstream electricity operations in Belgium following changes introduced by the Monitoring Committee in January 2005 regarding calculation methods and assumptions.

Income from operating activities jumped 27.7%, bolstered by €1,530 million in capital gains3. However, this was offset by changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39, leading to a negative impact of €151 million, as well as the recognition of €658 million in impairment losses and €101 million in restructuring costs.

2.

Aguas Andinas was proportionally consolidated based on a rate of 60% starting October 1, 2004. This percentage was subsequently reduced to 51% further to the partial listing of IAM, its parent company, at the end of 2005.

3.

In accordance with IFRS, the capital gain generated in 2004 on the sale of M6 has been included in “net income from discontinued operations” and therefore has no impact on income from ordinary activities in 2004.

9.2 BUSINESS TRENDS

9.2.1 Electricity and gas

9.2.1.1 Key figures

	2005			2004			% change
(In millions of euros)	SEE	SEI	Total	SEE	SEI	Total	(reported basis)
Revenues	14,193	5,879	20,072	12,896	4,892	17,788	12.8%
Gross operating income (a)	2,854	1,335	4,189	2,651	1,178	3,829	9.4%
Depreciation, amortization and provisions (b)	(385)	(493)	(878)	(410)	(350)	(760)	15.6%
Stock option costs (c)	(3)	(2)	(5)	(2)	(1)	(3)	N/A
Share in income/(loss) of associates (d)	474	33	507	228	9	236	114.7%
Financial income/(loss) not related to net debt (e)	30	60	89	14	39	53	69.0%
Current operating income = a + b + c – d – e	1,963	747	2,710	1,998	779	2,777	-2.4%
Changes in fair value of commodity derivative instruments	(229)	79	(150)	-	-	-	N/A
Impairment	(79)	(269)	(348)	11	(1)	10	N/A
Restructuring costs	13	-	13	(8)	-	(8)	N/A
Disposals of assets	714	245	960	6	(47)	(41)	N/A
Income from operating activities	2,383	801	3,184	2,007	731	2,738	16.3%

9.2.1.2 SUEZ Energy Europe Activity

Revenues reported by SUEZ Energy Europe grew 10.1% in 2005. On a like-for-like basis, and excluding the positive €594 million impact of rising gas prices, revenues climbed €528 million, representing organic growth of 3.9%. This performance was fueled by the electricity business, particularly increases in wholesale revenues and the rise in selling prices due to spiraling fuel costs, and Distrigaz (growth in volumes).

Electricity

Electricity sales were up €643 million, representing organic growth of 8.4%. In 2005, SEE sold 145.3 TWh of electricity, including 65.4 TWh in Belgium (down 4.3 TWh), 47.1 TWh outside Belgium (up 3.6 TWh) and

32.8 TWh on the European wholesale market (an increase of 7.4 TWh):

•

in Belgium, revenues slipped 5.5%. The impact of full deregulation of the Flanders electricity market, and to a lesser extent, of partial deregulation in Brussels and Wallonia since July 1, 2004, was partly offset by increases in selling prices, reflecting in particular the rise in fuel costs;

•	electricity sales in the Netherlands were up 6.4% in terms of volume, against a backdrop of rising prices across the sector;

•

in the rest of Europe, top-line organic growth in France, Germany and Italy reached 40%, 23% and 37%, respectively, as a result of the combined effects of the signature of new industrial contracts (Berlin, Ford, City Works, etc.), the entry into service of the Torrevaldaliga (Italy) plant in March 2005 and increases in selling prices;

•

wholesale electricity sales generated as part of Electrabel’s policy of optimizing its European production facilities and contract portfolio reached €1,428 million for 2005, compared to €992 million a year earlier (32.8 TWh in 2005 versus 25.4 TWh in 2004).

Gas

•

Distrigaz delivered organic growth of 16.6% in sales to non-Group companies, representing a rise of €272 million. This reflects the strong sales momentum in France, where it supplies 99 industrial sites, compared with 39 in 2004, as well as higher sales of LNG. Non-Group sales of gas in Belgium and Luxembourg remained flat.

•

Organic growth in Electrabel’s gas sales fell 15%, or €308 million year-on-year, impacted by the fall in wholesale transactions, the optimization of gas trading positions, and the ongoing effects of partial deregulation in Wallonia from July 1, 2004.

Other operations

Revenues from the “Other” segment, mainly comprising service billings, fell 6% or €128 million on 2004, a year which benefited from non recurring billings to Belgian mixed inter-municipal companies.

Current operating income reported by SUEZ Energy Europe came in at €1,963 million, on a par with 2004, which was bolstered by a number of favorable, non-recurring elements (regarding pensions and adjustments to provisions for site dismantling obligations and downstream operations further to changes introduced by the Monitoring Committee with respect to calculation methods).

Adjusting for these non-recurring items, organic growth in current operating income outpaced organic growth in gross operating income, which came in at 6.1%.

Gross operating income was driven in particular by a strong performance in the Benelux countries (up €265 million), which remain the primary growth drivers in absolute terms, due in part to the positive impact of non-recurring items such as the contribution of the mixed inter-municipal companies and especially the improvement in margins. Margin growth results from both pricing trends in the electricity and gas markets, the diversified structure of Electrabel’s production assets and a continued tight rein on costs. The combination of improved contribution margins and a reduction in fixed costs afforded Electrabel renewed flexibility and enabled it to hold its ground in the newly deregulated market and win back former customers. These developments were partly tempered by higher sales and marketing costs stemming from the impact of deregulation in Belgium, by less severe winter weather and by the temporary unavailability of certain facilities, mainly in the Netherlands.

Electrabel’s sources of growth outside the Benelux countries came on stream during the year (up 24%, or €61 million), boosted by new plants commissioned in Italy (€39 million).

Spiraling oil and electricity prices, also had a positive effect on Electrabel’s trading activities (up €62 million), with Distrigaz recording gains from hedging transactions. Distrigaz also took advantage of the strong upswing in prices and volatility in the gas market to capitalize on its short-term trading positions.

Lastly, growth in gross operating income reported by SEE was also fueled by the sharp increase in income from associates, with contributions from the mixed inter-municipal companies in 2004 affected by a number of non-recurring items, mainly relating to pension obligations.

SUEZ Energy Europe reported an 18.7% increase in income from operating activities on a reported basis, to €2,383 million, driven by €714 million in capital gains on disposals, including €626 million in connection with the listing of 36.6% of Elia.

However, this item was adversely affected by changes in the fair value of commodity derivatives, representing a negative €229 million, resulting mainly from year-end increases in forward prices for electricity and gas.

9. 2.1.3 SUEZ Energy International Activity

SUEZ Energy International reported a 20.2% surge in sales, or a 15.4% (€786 million) increase like-for-like (constant Group structure, exchange rates and gas prices)

Organic growth stems from:

•

North America (up €600 million), whose strong performance was the result of the commercial wins delivered by SERNA (SUEZ Energy Resources North America) in direct sales of energy to industrial and commercial customers (up €482 million) and the positive €45 million effect of the new Wise and Hot Spring facilities, commissioned in July 2004 and 2005, respectively;

•

Asia/Middle East (up €147 million), which saw an increase of €83 million in Turkey thanks to the commissioning of the Baymina facility (770 MW) in February 2004 and increased year-on-year output. The accelerated pace of sales in South Korea (up €35 million) and of electricity and steam in Thailand (up €31 million) also fueled the organic growth figure;

•

Latin America (up €117 million), and particularly Brazil, where sales advanced by €61 million following the gradual replacement of initial contract volumes by bilateral contracts with distributors and industrial customers. Chile, Peru and Argentina continued to enjoy favorable volume and pricing trends.

Organic growth was however tempered by the negative €53 million impact of shipping activities relating to trading operations.

Current operating income as reported by SUEZ Energy International dipped 4.2% to €747 million, representing negative organic growth of 9%, or a €74 million fall.

Excluding the non-recurring impact of the AEP provision for litigation in the United States (representing a negative €111 million), organic growth in current operating income comes to €37 million. This moderate increase nevertheless includes 9% growth in gross operating income. However, results across the geographical areas are uneven:

•

Latin America is the primary driver of growth in SEI’s current operating income (up 14%), and particularly Brazil, which benefited from the last year in which initially contracted volumes are being replaced by higher-margin bilateral contracts (€105 million). However, this was largely offset by the negative impact of higher taxes on revenues;

•	growth in current operating income delivered by SEI operations in North America fell back 7%, dampened by the operational environment in the second half of the year, namely:

-

problems with the start-up of Atlantic LNG’s liquefied natural gas facility and the overall shortage of LNG on the world’s markets, resulting in idle production periods for the Hoegh Galleon carrier and losses on hedging transactions,

-	a squeeze on margins for direct sales of electricity to industrial and commercial customers caused by a strong upturn in prices;

•

organic growth in current operating income in the Middle East and Asia region came in at 11%, thanks to growth in sales and the renegotiation of maintenance contracts in Thailand, as well as the full-year benefits of the Baymina facility commissioned in February 2004;

•	lastly, increases in gas prices drove up dividends and production payments received from Atlantic LNG.

SUEZ Energy International posted a 9.5% increase in income from operating activities on a reported basis, to €801 million. This reflects:

•

the positive €79 million impact of changes in the fair value of commodity derivatives at December 31, 2005, related mainly to economic hedges of gas and electricity purchases and sales entered into in respect of US operations;

•	proceeds of €245 million from disposals, relating mainly to the sale of 9.6% of Tractebel Energia in Brazil, 17% of Enersur in Peru and 30% of Glow in Thailand;

•

partly offset by impairment losses of €269 million taken mainly on the “Merchant” plants in the United States (€217 million), as part of the Group’s asset renewal plan put in place to refocus production activities in states open to competition and to build an integrated approach to the value chain.

9.2.2 Key figures for SUEZ Energy Services

(In millions of euros)	2005	2004	% change (reported basis)
Revenues	10,329	9,733	6.1%
Gross operating income (a)	563	558	0.9%
Current operating income = a + b + c – d – e	359	218	64.9%
Changes in fair value of commodity derivative instruments	-	-	N/A
Impairment	(84)	(9)	N/A
Restructuring costs	(87)	(28)	N/A
Disposals of assets	42	20	N/A
Income from operating activities	229	200	14.4%

SUEZ Energy Services delivered organic revenue growth of €581 million, or 6.0% in 2005, versus 3.3% in 2004.

Organic growth was particularly strong in installation and maintenance services in France (up 9.8%) and the Netherlands (up 6.4%).

Growth reported by Ineo was buoyed by the ORRMA contract with the French Ministry of Defense and by improved business volumes with customers in the tertiary sector.

Service activities in France (Elyo) reported organic growth of 6.7% on the back of increased sales momentum and additional services provided, and, to a lesser extent, pricing effects (renegotiated price terms or fuel price rises passed on to customers) and inclement weather. In Italy, revenues from service activities surged 14.6%.

Engineering operations saw revenues decrease by 7.7% due to the completion of certain turnkey projects such as Sines in Portugal.

Gross operating income reported by SUEZ Energy Services came in at €563 million. Its modest 0.9% growth felt the pinch of problems encountered by Tractebel Engineering on the Norwegian Snohvit contract. Services and installation operations, however, turned in an improved performance, due to:

•	ongoing commercial expansion in services provided in France and Europe;

•	an improvement in Ineo’s order book;

•	new contracts for installation and related services (e.g., Ineo’s ORRMA contract);

•	positive impacts of restructuring measures initiated in 2004 at Endel, Axima and Ineo;

•	the termination or renegotiation of onerous contracts in place at Fabricom GTI, Ineo and Endel.

Furthermore, the change in pension arrangements for EGI companies had a positive impact of €18 million on gross operating income (impact on associates).

SUEZ Energy Services recorded sharp growth in current operating income, up 64.9% at €359 million. Organic growth in current operating income came to €143 million, or 66%, and was buoyed in particular by improved operating performances, adjustments to provisions for pension obligations relating to EGI companies (positive impact of €33 million on current operating income) and a provision for litigation recorded by GTI but no longer justified.

Fiscal 2005 was characterized by further restructuring measures (representing a negative amount of €87 million) carried out in the installation business and particularly at GTI, which led to recognition of an additional provision of €35 million. Impairment losses relate mainly to GTI goodwill (€50 million) as well as to other items of property, plant and equipment. These negative impacts were offset in part by capital gains on disposals of non-strategic businesses or assets, in an amount of €42 million.

On the back of this performance, SUEZ Energy Services delivered a 14% increase in income from operating activities, to €229 million.

9.2.3 Key figures for SUEZ Environment

(In millions of euros)	2005	2004	% change (reported basis)
Revenues	11,089	10,537	5.2%
Gross operating income (a)	1,914	1,765	8.5%
Depreciation, amortization and provisions (b)	(695)	(601)	15.6%
Net expenses on concessions/stock options (c)	(167)	(165)	1.4%
Share in income/(loss) of associates (d)	24	37	-36.5%
Financial income/(loss) not related to net debt (e)	25	22	10.7%
Current operating income = a + b + c – d – e	1,004	940	6.8%
Changes in fair value of commodity derivative instruments	-	-	N/A
Impairment of assets/provisions for loss in value of securities	(209)	(210)	N/A
Restructuring costs	(22)	(26)	N/A
Disposals of assets	493	69	N/A
Income from operating activities	1,266	772	63.9%

SUEZ Environment generated €11.1 billion in revenues in 2005, versus €10.5 billion in the year-earlier period. Changes in Group structure and exchange rates are mutually offsetting. Organic growth, amounting to €532 million, is up sharply to 5.1%, compared with 1.6% in 2004:

•

European water services reported revenue growth of €162 million, or 5.1%, to which the main contributors were Agbar in Spain and France (up €73 million, or 4.4%), further to the signature of new wastewater contracts and an acceleration in services provided;

•

revenues generated by European waste services advanced by €66 million, or 3.0%, in France and by €25 million, or 3.6%, in the United Kingdom, propelled by the start-up of two new waste incinerators and an improved economic climate. The situation in Germany saw an upturn in business in the second half of the year, buoyed by the start-up of new waste sorting and processing units. Overall, European waste services grew 1.8% (up €83 million);

•	Degrémont benefited from the coming-on-stream of new contracts in Europe, South America and Australia (Perth), driving organic revenue growth to €118 million, or 14.3% for 2005;

•

international operations posted sustained organic revenue growth of €169 million, or 8.9%, in water and waste operations. This is largely due to tariff increases obtained by Aguas Andinas in Chile[4] (€29 million, or 17.7%), an increase in sales recorded by Lydec (up €22 million, or 5.4%), new water contracts awarded in China (10.3%), robust waste services in Brazil (up €39 million, or 23.4%), and the rise in prices and volumes in Australia (up 8.3%).

In 2004, SUEZ Environment’s current operating income, which climbed 6.8% or 9.3% on an organic basis in 2005, was boosted by a positive non-recurring impact of €184 million relating to the reversal of Lydec’s pension provisions further to the transfer of its obligations to an external fund. However, current operating income was hit by an exceptional €74 million loss relating to the termination of commercial operations at Degrémont in the United Kingdom. Adjusted for these items, current operating income climbed 21%, or €174 million, year-on-year. Organic growth in current operating income came in at 9.1% and 14.9%, respectively, for water and waste services in Europe.

These trends are mainly powered by the surge in gross operating income reported by Environmental operations, which increased by €195 million or 11.4% excluding the impact of changes in Group structure and exchange rates. By way of comparison, organic growth in gross operating income came in at 3.5% in 20045.

4.

Aguas Andinas was proportionally consolidated based on a rate of 60% starting October 1, 2004. This percentage was subsequently reduced to 51% further to the partial listing of IAM, its parent company, at the end of 2005.

5.	Under French GAAP.

Organic growth was buoyed primarily by water services in Europe (up €59 million, or 10.2%) and international business (up €72 million, or 17.6%). Organic growth delivered by Degrémont gradually picked up pace (up €7 million) following the termination of activities in the United Kingdom and Colombia in 2004. Waste services in Europe, however, were hit by a sluggish economy;

•

in Europe, organic growth in gross operating income from water services was driven essentially by France (up €25 million, or 6%) and Spain (up €26 million, or 17.5%), where business was sustained and costs contained;

•

in the International segment, organic growth in gross operating income was driven by tariff increases obtained in Chile, expanded waste operations in Brazil and Australia, volume gains at Lydec and United Water, and the start-up of new water contracts in China. However, these elements were offset part by a price freeze in Argentina affecting Aguas Argentinas, which meant that higher costs (labor and energy) could not be passed on;

•

growth in gross operating income reported by the waste services business was a modest 2.2%, dampened by closures of landfills in the United Kingdom, Belgium and the Netherlands. It was also affected by certain changes in the economic climate, including a rise in heating oil prices, and in Germany, the enactment of the Tasi Act on June 1, 2005, which introduced additional waste sorting costs, and ongoing pricing pressure on DSD contracts. This came on top of a lackluster French market in the first quarter of the year and a sluggish Dutch sector throughout the year. Profitability nevertheless picked up in Germany in the second half of the year, thanks to the start-up of new waste sorting and processing units (including the Zorbau incinerator near Leipzig), and in the Netherlands, following a positive pricing strategy for industrial and commercial waste collection businesses.

Current operating income was also bolstered by:

•	the better-than-expected outcome of the Puerto Rico contract (€20 million);

•	the lack of any depreciation/amortization charges on Argentine investments, which had been written down in full at December 31, 2004 (€28 million).

SUEZ Environment reported a 64% leap in income from operating activities, to €1,265 million, driven by capital gains on disposals.

Capital gains on disposals totaled €493 million, of which €263 million relates to the sale of the 25% stake in Northumbrian Water Group, €54 million to the listing of 45% of the capital of Chile-based IAM and €101 million to disposals carried out by Agbar.

Impairment losses totaling €209 million were taken on certain items of property, plant and equipment and intangible assets relating to the water businesses in Argentina and Brazil, and to the waste businesses in Germany and North America. The impairment losses were recorded to reflect a deterioration in the economic or contractual environment of the countries concerned.

9.2.4 Key figures for other operations

(In millions of euros)	2005	2004	% change (reported basis)
Gross operating loss	(158)	(220)	28.1%
Current operating loss	(170)	(198)	14.1%
Loss from operating activities	(157)	(171)	8.4%

Operating loss reported by the “Other” segment improved by €28 million to reach €170 million.

This reflects ongoing efforts to scale back costs at the parent companies in Brussels and Paris.

Loss from operating activities came in at €157 million for 2005, versus a loss of €171 million for 2004, and income from €34 million in capital gains on the disposal of UPC securities.

9.3 OTHER INCOME STATEMENT ITEMS

(In millions of euros)	2005	2004	% change (reported basis)
Income from operating activities	4,522	3,540	27.7%
Financial loss	(725)	(1,079)	-32.8%
Income tax	(585)	(926)	-36.8%
Share in income/(loss) of associates	565	277	104.3%
Net income/(loss) from discontinued operations	—	716	-100.0%
Net income including minority interests	3,776	2,528	49.4%
Minority interests	1,264	831	52.0%
Net income	2,513	1,696	48.1%

At December 31, 2005, financial loss stood at €725 million, compared with a loss of €1,079 million at year-end 2004.

This €354 million improvement reflects:

•	the early redemption of bonds repayable in Fortis shares, representing a positive impact of €167 million;

•	the lower residual cost of net debt (€157 million) due to the decrease in average gross debt;

•	a €30 million increase in other financial income due to higher dividends from non-consolidated companies.

The impact of changes in fair value of commodity derivatives relating to net debt, recognized in accordance with IAS 32/39, represented a negative €11 million.

Income tax expense is €341 million lower than the year-earlier period despite Group income growth. The effective tax rate dropped 13.7 points from 29.2% to 15.4%, reflecting higher untaxed capital gains included in the Group’s pre-tax income in 2005 compared to 2004.

Share in income/(loss) of associates advanced €289 million year-on-year, due mainly to:

•

a greater contribution from the mixed inter-municipal companies (up €245 million). This item was adversely affected in 2004 by costs relating to pension obligations in respect of distribution employees, but boosted in 2005 by capital gains recorded on the disposal of Telenet; and

•	the positive €25 million impact of the reform of EGI pension arrangements for certain SES subsidiaries.

Net income from discontinued operations in 2004 stems from the Group’s withdrawal from the Communication sector, evidenced by the sale of Métropole TV and Noos.

Minority interests in total income increased €433 million in 2005, including €307 million corresponding to the share in the capital gain generated by Electrabel on Elia in the first half of 2005.

9.4 FINANCING

9.4.1 Cash flow from operating activities

Gross cash flow before financial loss and income tax

(in millions of euros)	2005	2004	% change (reported basis)
Electricity & Gas	3,913	3,855	1.5%
SUEZ Energy Europe	2,646	2,695	-1.8%
SUEZ Energy International	1,267	1,160	9.2%
SUEZ Energy Services	457	493	-7.3%
SUEZ Environment	1,656	1,502	10.3%
Other	(275)	(169)	62.7%
SUEZ Group	5,751	5,681	1.2%

Gross cash flow before financial loss and income tax expense amounts to €5,751 million for the year ended December 31, 2005, up 1.2% on the 2004 figure, which included non-recurring items, particularly extraordinary dividends received from Telenet and Nea (SEE, €158 million) and Taweelah (SEI, €40 million), and a net positive impact of €66 million regarding Electrabel’s pension obligations.

Cash flow from operating activities was also inflated by a €798 million fall in working capital requirements, due mainly to lower operating working capital requirements. However, this was offset by tax payments totaling €723 million, in line with payments made in 2004.

The marked improvement in operating working capital requirements was driven by electricity sales in Europe (up €483 million) and by the Environment segment (up €179 million). A large portion of the improvement in Electrabel’s operating working capital requirements can be attributed to either non-recurring items, such as the significant backlog of outstanding invoices from ECS networks, or to timing differences affecting the collection of tax receivables, especially VAT.

Overall, cash flow from operating activities generated surplus cash of €5.8 billion in 2005.

9.4.2 Cash flow from investing activities

The Group’s major investment in 2005 was the buyout of minority interests in Electrabel in the last quarter of the year, for an amount of €11.1 billion. This acquisition was financed by the issuance of shares in an amount of €2,414 million and by a cash payment of €8,678 million within the scope of a cash and share bid. The cash payment resulted in part from a share capital increase carried out in October 2005 by SUEZ for €2,335 million and included in cash flow from financing activities.

Investments in 2005 excluding the cash and share bid for Electrabel came in at just below €3.6 billion and can be broken down as follows:

•	Financial investments amounting to €0.9 billion, including €341 million relating to payment of the first tranche of SHEM’s capital;

•

Maintenance expenditure totaling €1.5 billion, to which the main contributors were Electrabel and SUEZ Environment. The €0.3 billion rise in maintenance expenditure results from Electrabel’s purchases of green certificates (€133 million), higher maintenance costs for nuclear and other power stations in Belgium (€110 million) and ongoing repowering operations in Hungary and Italy;

•	development expenditure of €1.2 billion, concerning mainly greenfield facilities in Spain (Castelnou), Italy (Roselectra) and the United States (completion of the Merchant program).

Disposals totaled €3.0 billion in 2005 and primarily relate to the partial listing of:

•	Elia (€710 million, including the partial repayment made in July);

•	Tractebel Energia in Brazil (€273 million), Glow in Thailand (€165 million) and Enersur in Peru (€64 million) for SEI;

•	IAM in Chile (€246 million), a company operating in the environment sector.

The Group divested its residual 25% interest in Northumbrian Water (€382 million) and in SENA’s District Heating Cooling Systems (€210 million).

Interest and dividends from non-current financial assets, as well as changes in loans and receivables, generated positive cash flow of €0.3 billion.

In total, cash flow from investing activities resulted in a €9.0 billion cash shortfall.

9.4.3 Cash flow from financing activities

Dividends paid in 2005 are in line with those paid in 2004 and amount to €1.5 billion (including €807 million in dividends paid by SUEZ SA and dividends paid to minority shareholders of subsidiaries). Lower interest expense (€682 million in 2005 compared to €1,097 million in 2004) is consistent with changes in average gross debt and is also due to the payment in advance of term of the bonds redeemable in Fortis shares.

Borrowings were higher than actual repayments and were taken out mainly in the last quarter of the year in connection with the cash and share bid for Electrabel. This had a positive impact of €5,270 million on Group cash flow.

The impact on cash of capital increases carried out by the parent company mainly in connection with the cash and share bid for minority interests in Electrabel amounted to €2,962 million.

Lastly, the assignement of litigious receivables without legal recourse had a positive €995 million impact on cash flow from financing activities.

Overall, cash flow from financing activities generated an amount of €6.5 billion in 2005.

9.4.4 Net debt at December 31, 2005

After hitting a low of €11 billion at June 30, 2005, net debt at December 31 of the same year edged up slightly to €13.8 billion, compared with €11.6 billion at January 1, 2005.

Net debt, including the impact of financial instruments, is 50%-denominated in euros, 37% in US dollars and 3% in pounds sterling (50%, 33%, and 6%, respectively, at year-end 2004).

Including the impact of financial instruments, 35% of gross debt is at fixed rates.

Due to significantly high liquidity at December 31, 2005 (€10.4 billion) and the Group’s policy of favoring fixed-rate debt when interest rates are at a historically low level, 64% of net debt is at fixed rates. The average maturity of net debt is 7.9 years.

At December 31, 2005, the Group had undrawn credit facilities and treasury note back-up lines totaling €7.1 billion, versus €6.1 billion at December 31, 2004.

In the first quarter of 2005, the Group refinanced its €4.5 billion syndicated credit line (guaranteed by GIE SUEZ Alliance) prior to maturity, for the same amount but with an extended term of seven years and significantly improved financial conditions. SUEZ SA has also restructured several existing bilateral credit lines to reduce borrowing costs, and negotiated new, five-year bilateral credit lines, bringing undrawn SUEZ Corporate credit lines to a total of €5,674 million. These facilities are not subject to any financial covenants or ratings trigger.

9.5 OTHER BALANCE SHEET ITEMS

Property, plant and equipment, net stands at €20.2 billion, compared to €19.4 billion at December 31, 2004. This €0.8 billion increase was driven primarily by capital expenditure (€2.2 billion) and translation differences (€1.5 billion), which offset depreciation charges and impairment losses recognized in the period for an amount of €1.9 billion and changes in the scope of consolidation, representing a negative amount of €0.8 billion.

Goodwill increased by €7,711 million, mainly due to the acquisition of Electrabel and SHEM (SEE).

Total equity rose €6.2 billion year-on-year, to €19.1 billion, despite the €1.5 billion dividend payout. Equity was boosted by net income for 2005 (€3.8 billion), various capital transactions for €5.3 billion (share issues, cash and share bid, bond conversions, stock options and corporate savings plan), adjusted for the impact on minority interests of the acquisition of Electrabel and other IPOs (€3.2 billion), translation adjustments (€0.9 billion, principally arising from the US dollar and Brazilian real), the negative impact of IAS 32/39 (€0.1 billion) and the sale without recourse of disputed receivables (€1 billion).

Provisions edged up €0.2 billion to €10.4 billion, from €10.2 billion at year-end 2004, reflecting mainly the impact of discounting (€0.3 billion) and exchange rate fluctuations (€0.1 billion). Provisions totaling €1.1 billion were recognized for restructuring costs, asset disposals and contract terminations, while reversals for the same amount were recognized as and when these programs were carried out.

The adoption of IAS 32/39 has led to the addition of the line item Derivative instruments (including commodity derivatives) on both the asset and liability side of the balance sheet. On the asset side, derivative instruments were recognized for a total amount of €6.7 billion, including €4.5 billion under current assets and €2.2 billion in non-current assets. On the liabilities side, derivative instruments were recognized for a total amount of €7.4 billion, including €5.2 billion under current liabilities and €2.2 billion under non-current liabilities.

9.6 PARENT COMPANY FINANCIAL STATEMENTS

The full version of the parent company financial statements is available from SUEZ on request.

Key figures of the parent company financial statements, prepared in accordance with French GAAP, are presented as follows:

(In millions of euros)	2005	2004
1. Income
Income from operating activities	1,218	380
Exceptional income/(loss)	(355)	1,239
Income tax, profit-sharing & incentive schemes	137	125
Net income	1,000	1,744
2. Cash flow statements
Cash flow from operating activities	395	712
of which gross cash flow	452	641
Cash flow from (used in) investing activities	(7,260)	2,171
Cash flow from (used in) financing activities	6,467	(3,508)
3. Balance sheet
Property, plant and equipment & intangible assets	14	16
Financial assets	36,245	26,194
Prepaid expenses and other current assets	295	360
Marketable securities and cash & cash equivalents	75	150
Total assets	36,629	26,720
Shareholders’ equity	25,847	19,437
Provisions	350	409
Long-term borrowings	10,224	6,695
Deferred income and other liabilities	208	179
Total shareholders’ equity and liabilities	36,629	26,720

The highlights of 2005 were:

•

SUEZ’s combined cash and share bid for Electrabel, whereby SUEZ acquired a total of 26.6 million shares, representing an additional stake of 48.4%, for an amount of €11,092 million. Capital increases and the related additional paid-in capital amounted to €4,750 million, including €2,335 million in cash, while the credit facilities arranged with financial institutions or Group companies in connection with the acquisition, totaled €4,604 million;

•

the early redemption of bonds repayable in Fortis shares, which generated an exceptional loss of €414 million, and a dividend totaling €371 million from Genfina further to the sale of the related Fortis shares;

•

the assignement without legal recourse by SUEZ of litigious receivables in respect of the French State to a financial institution, for a firm and definitive price of €995.4 million, which was recorded as an addition to equity.

The year-on-year decrease in net income reflects:

•

an increase of €838 million in income from operating activities, fueled by a €676 million increase in dividends received (particularly the aforementioned dividend payout from Genfina) and interest savings of €130 million, thanks to the early redemption of bonds repayable in Fortis shares;

•

an exceptional loss of €355 million, which includes the negative €414 million impact of the early redemption of bonds repayable in Fortis shares, the capital gain on the disposal of the Group’s residual interest in UPC Broadband France (€34.4 million) and the gain recognized on the early redemption of the 1996 4% convertible bonds (€34.3 million). Exceptional items in 2004 included the capital gain on the disposal of M6 shares.

9.7 OUTLOOK FOR 2006

Thanks to robust energy and environmental markets, coupled with the dynamism of its sales teams, the industrial outlook for SUEZ going forward is excellent.

The Group’s competitive positioning, experience and technological leadership are strong growth drivers.

SUEZ intends to pursue its efforts to increase operational profitability and liquidity across its business lines, and will benefit from strong synergies from the full integration of Electrabel.

Operating performance in 2006 should be in the upper range of the medium-term objectives set by the Group, as follows:

•	organic revenue growth of between 4% and 7%;

•	over 7% growth in gross operating income;

•

the Group is on track to meet its return on capital employed (ROCE) targets, as well as its €10.5 billion capital expenditure budget set for 2004 to 2006, thanks to a €6.2 billion cash surplus at the end of 2005 (excluding the buyout of minority interests in Electrabel).

Firmly upholding the Group’s outlook for each of its businesses, at its meeting of March 8, 2006 the Board of Directors expressed its determination to press ahead with the vigorous dividend distribution policy, in step with changes in net income, thereby offering shareholders attractive returns on their investments. The Board will recommend an ordinary dividend of €1 per share to the Shareholders’ Meeting, representing an increase of 25% on the 2005 dividend paid in respect of 2004.

The coming year will also be marked by the link-up (merger) between SUEZ and Gaz de France, announced on February 28, which will be subject to approval by the Extraordinary Shareholders’ Meetings of both groups to be held at the end of 2006, following various statutory and regulatory requirements, including:

•	legislative changes, notably those allowing the French State to reduce its interest in Gaz de France to below the current ceiling of 70%;

•	notification of the transaction to the European Commission and other competent authorities;

•	submission of the merger documents to the market authorities.

Following the successful cash and share bid for Electrabel in 2005, and the implementation of the planned merger operation in 2006, the newly created SUEZ/Gaz de France Group will be among the companies best positioned to leverage the opportunities presented by the deregulation of the energy sector in 2007.

10 CASH FLOW AND SHARE CAPITAL

10.1	ISSUER CAPITAL
10.2	SOURCE AND AMOUNT OF ISSUER CASH FLOWS AND DESCRIPTION OF CASH FLOWS
10.3	LOAN CONDITIONS AND ISSUER’S FINANCING STRUCTURE
10.4	RESTRICTIONS REGARDING THE USE OF CAPITAL
10.5	PLANNED SOURCES OF FINANCING TO MEET THE COMMITMENTS STEMMING FROM INVESTMENT DECISIONS

10.1 ISSUER CAPITAL

Total equity rose €6.2 billion year-on-year, to €19.1 billion, despite the €1.5 billion dividend payout. Equity was boosted by net income for 2005 (€3.8 billion), various capital transactions for €5.3 billion (share issues, cash and share bid, bond conversions, stock options and corporate savings plan), adjusted for the impact on minority interests of the acquisition of Electrabel and other IPOs (€3.2 billion), translation adjustments (€0.9 billion, principally arising from the US dollar and Brazilian real), the negative impact of IAS 32/39 (€0.1 billion) and the sale without recourse of disputed tax receivables (€1 billion).

As a result, and despite the cash and share bid for Electrabel, the gearing ratio improved from 88% at December 31, 2004 to 72% at December 31, 2005.

10.2 SOURCE AND AMOUNT OF ISSUER CASH

        FLOWS AND DESCRIPTION OF CASH FLOWS

10.2.1 Cash flow from operating activities

Gross cash flow before financial loss and income tax expense

In millions of euros	2005	2004	% change (reported basis)
Electricity & Gas	3,913	3,855	1.5%
SUEZ Energy Europe	2,646	2,695	-1.8%
SUEZ Energy International	1,267	1,160	9.2%
SUEZ Energy Services	457	493	-7.3%
SUEZ Environment	1,656	1,502	10.3%
Other	(275)	(169)	62.7%
SUEZ Group	5,751	5,681	1.2%

Gross cash flow before financial loss and income tax expense amounts to €5,751 million for the year ended December 31, 2005, up 1.2% on the 2004 figure, which included non-recurring items, particularly extraordinary dividends received from Telenet and Nea (SEE, €158 million) and Taweelah (SEI, €40 million), and a net positive impact of €66 million regarding Electrabel’s pension obligations.

Cash flow from operating activities was also inflated by a €798 million fall in working capital requirements, due mainly to lower operating working capital requirements. However, this was offset by tax payments totaling €723 million, in line with payments made in 2004.

The marked improvement in operating working capital requirements was driven by electricity sales in Europe (up €483 million) and by the Environment segment (up €179 million). A large portion of the improvement in Electrabel’s operating working capital requirements can be attributed to either non-recurring items, such as the significant backlog of outstanding invoices from ECS networks, or to timing differences affecting the collection of tax receivables, especially VAT.

Overall, cash flow from operating activities generated surplus cash of €5.8 billion in 2005.

10.2.2 Cash flow used in investing activities

The Group’s major investment in 2005 was the buyout of minority interests in Electrabel in the last quarter of the year, for an amount of €11.1 billion. This acquisition was financed by the issuance of shares in an amount of €2,414 million and by a cash payment of €8,678 million within the scope of a cash and share bid. The cash payment resulted in part from a share capital increase carried out in October 2005 by SUEZ for €2,335 million and included in cash flow from financing activities.

Investments in 2005 excluding the cash and share bid for Electrabel came in at just below €3.6 billion and can be analyzed as follows:

•	Financial investments amounting to €0.9 billion, including €341 million relating to payment of the first tranche of SHEM’s capital;

•

Maintenance expenditure totaling €1.5 billion, to which the main contributors were Electrabel and SUEZ Environment. The €0.3 billion rise in maintenance expenditure results from Electrabel’s purchases of green certificates (€133 million), higher maintenance costs for nuclear and other power stations in Belgium (€110 million) and ongoing repowering operations in Hungary and Italy;

•	Development expenditure of €1.2 billion, concerning mainly greenfield facilities in Spain (Castelnou), Italy (Roselectra) and the United States (completion of the Merchant program).

Disposals totaled €3.0 billion in 2005 and primarily relate to the partial listing of:

•	Elia (€710 million, including the partial repayment made in July);

•	Tractebel Energia in Brazil (€273 million), Glow in Thailand (€165 million) and Enersur in Peru (€64 million) for SEI;

•	IAM in Chile (€246 million), a company operating in the environment sector.

The Group divested its residual 25% interest in Northumbrian Water (€382 million) and in SENA’s District Heating Cooling Systems (€210 million).

Interest and dividends from non-current financial assets, as well as changes in loans and receivables, generated positive cash flow of €0.3 billion.

In total, cash flow from investing activities resulted in a €9.0 billion cash shortfall.

10.2.3 Cash flow from financing activities

Dividends paid in 2005 are in line with those paid in 2004 and amount to €1.5 billion (including €807 million in dividends paid by SUEZ SA and dividends paid to minority shareholders of subsidiaries). Lower interest expense (€682 million in 2005 compared to €1,097 million in 2004) is consistent with changes in average gross debt and is also due to the payment in advance of term of the bonds redeemable in Fortis shares.

Borrowings were higher than actual repayments and were taken out mainly in the last quarter of the year in connection with the cash and share bid for Electrabel. This had a positive impact of €5,270 million on Group cash flow.

The impact on cash of capital increases carried out by the parent company mainly in connection with the cash and share bid for minority interests in Electrabel amounted to €2,962 million.

Lastly, the assignment of litigious tax receivables without legal recourse had a positive €995 million impact on cash flow from financing activities.

Overall, cash flow from financing activities generated an amount of €6.5 billion in 2005.

10.3 LOAN CONDITIONS AND ISSUER’S FINANCING

        STRUCTURE

10.3.1 Debt structure

The Group continued to pursure its policy of scaling down debt during the first half of 2005. This policy was obviously affected during the second half of the year by the acquisition of the 49% interest it did not already own in its subsidiary, Electrabel. However, the financing structure used was designed to avoid a negative impact on both the Group’s debt-to-equity ratio (72% at the end of 2005 compared to 88% at the end of 2004) and on its credit ratings.

At the end of 2005, gross debt climbed 20.6% to €25.7 billion, compared to €21.4 billion in 2004 and consists of €9 billion in bonds (€10.6 billion in 2004), and €11.1 billion in bank loans (€6 billion in 2004). Short-term loans represent 35.1% of total debt in 2005 and 23.1% in 2004.

Net debt came to €13.8 billion at the end of 2005, compared to €11.7 billion at the end of 2004 (taking into account the changes in consolidation methods in 2004).

Taking account of financial instruments, 50% of net debt is denominated in euros, 37% in US dollars and 3% in pounds sterling, compared to 50% in euros, 33% in US dollars and 6% in pounds sterling at the end of 2004.

Also taking financial instruments into account, 35% of gross debt and 64% of net debt are at fixed rates. The average cost of gross debt comes to 5.2%, up on 2004. This increase is primarily due to the rise in short-term dollar rates and the Group’s financing policy, which seeks to increase the portion of fixed-rate debt when interest rates are low.

The average maturity of net debt is 7.9 years compared to 7 years at the end of 2004.

10.3.2 Main developments in 2005

In May 2005, the Group renegotiated the terms of its €4.5 billion syndicated credit facility amid falling interest rates. The financial terms and conditions applicable to the facility were improved and extended to 7 years, instead of 5 years with two options for one year extensions previously.

This credit facilty is guaranteed by GIE SUEZ Alliance.

The Group has also restructured and increased its bilateral credit lines with a view to taking advantage of the favorable market conditions.

In August 2005, SUEZ sold without recourse amounts receivable in respect of the exceptional tax on the 2005 dividends for a firm price of €140 million.

On September 5, 2005, SUEZ assigned without legal recourse litigious tax receivables owed from the French State to a financial institution, for a firm and definitive price of €995.4 million. No additional undertakings were made by SUEZ within the scope of this transaction other than the undertakings and guarantees normally applicable to the transfer/assignment of such assets.

As the assigned receivables relate to equalization tax previously paid by the Group via a deduction from equity, the corresponding transfer price was taken to equity for the same amount.

•

In August 2005, SUEZ set up a loan of an initial amount of €7.9 billion, reduced thereafter to €3.2 billion, to partially finance the cash component of the offer for the shares in Electrabel that it did not already own. This loan was syndicated in September 2005.

•	Taking advantage of high liquidity levels in the market, in July 2005 Electrabel raised financing of €1.4 billion in the form of a 7-year syndicated loan.

•	In June 2005, SUEZ redeemed in advance of term the remaining convertible bonds for an amount of €205 million.

•	SUEZ also redeemed the bonds repayable in Fortis shares due to expire on May 22, 2006, concerning a notional amount of €1.2 billion.

10.3.3 Group credit ratings

SUEZ and some of its subsidiaries have been given a senior debt rating by the agencies Standard & Poor’s and Moody’s. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with GDF. Pending the results of this review, GIE SUEZ Alliance maintains its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintains its A- rating with S&P.

10.4 RESTRICTIONS REGARDING THE USE OF

         CAPITAL

The Group arranges credit facilities to cover subsidiaries’ funding requirements. Drawdowns on the facilities depend on the respect of the financial ratios set for the borrower.

The definition and the level of these ratios, which are also known as ‘financial covenants’, are determined in agreement with lenders and may potentially be reviewed during the life of the loan.

At December 31, 2005, no event of default had been declared on the Group’s consolidated debt. All Group companies comply with the covenants and representations stipulated in their financial documents, with the exception of certain local debt set up in the form of project financing or debt without recourse, whose covenants or finance plans are currently being renegotiated (see Section 20, Note 39 for a review of the situation in Argentina).

10.5 PLANNED SOURCES OF FINANCING TO MEET

        THE COMMITMENTS STEMMING FROM

        INVESTMENT DECISIONS

10.5.1 Contractual commitments

The following table presents an estimate of contractual commitments at December 31, 2005 which may have an impact on the Group’s future cash flows. This estimate takes account of Group gross borrowings and off-balance sheet commitments disclosed in Section 20, Note 38, leasing agreements, irrevocable commitments entered into by the Group to acquire fixed assets and other long-term commitments.

	Amounts by maturity
In millions of euros	Due within	Due within	Due beyond	Total

Net debt (including finance leases)	(2,125)	9,449	6,480	13,808
Operating leases	210	540	941	1,691
Non-cancelable purchase commitments	1,003	592	230	1,825
Firm purchases and sales of raw materials and fuels	(4,239)	6,937	30,279	32,977
Financing commitments given	150.4	125.8	60.6	336.8
Financing commitments received	650	2,289	4,537	7,476
Other long-term commitments	641.1	303.7	294.2	1,239

Off-balance sheet items disclosed in Section 20, Note 38 of this document may have a material impact on operating income and Group financing resources, in the event of changes in the parameters underlying these specific arrangements.

The table above does not include obligations related to pensions or other employee benefits. At December 31, 2005, payments relating to pension and other commitments exceeded the value of plan assets by €3,503 million. For further information on these commitments, please refer to Chapter 20, Note 25 of this report of this report.

Capital expenditure commitments in an amount of approximately €1,239 million are also included in the above table under “Other long-term commitments”. These commitments are primarily related to the constuction of several electrical power generation plants including the purchase of turbines, gas power plants, cogeneration plants and incinerators (€294 million), and investments in connection with concession contracts (€945 million).

10.5.2 Planned sources of financing

We expect that the Group’s capital requirements will be covered by cash on hand cash-flows from operating activities and, if need be, our existing credit facilities.

At December 31, 2005, the Group had €7.1 billion in confirmed undrawn credit facilities (that can be used as commercial paper backup lines and treasury bills), compared to €6.1 billion at the end of 2004. This increase mainly reflects the rollout of the syndicated credit facility of €1,350 million for Electrabel during the second half of the year.

11 RESEARCH AND DEVELOPMENT, PATENTS,

     LICENCES, INNOVATION POLICY

The aim of the SUEZ innovation strategy is to make the services that are best adapted to their current and future needs available to each of its customers.

In 2005, three goals underpinned this strategy:

•	satisfying an increasingly strict and demanding need in terms of sustainable development thanks to its presence in both the energy sector and environmental sector;

•	developing new services for municipal and industrial customers with targeted offers;

•	improving productivity, especially through increased sharing of advances between entities, a high level of use of information and communications technologies, and advances in the simulation field.

The Group’s policy in matters of innovation rests on a systematic approach to stimulation and promotion of initiatives and innovative projects in the technical, commercial, and managerial fields. As a result of this approach, it was decided to launch a program that will amount to €5 billion per year for CO2 capture and storage.

In the technical field, SUEZ relies on Research and Development (R&D), which registered 13 patents and received a total of €84.8 million in 2005.

It dedicated €85 million to R&D in 2004, €79 million in 2003, €99 million in 2002, and €100 million in 2001 and registered 15 patents in 2004, 13 patents in 2003, 19 in 2002, and 13 in 2001.

Licensing policy is the responsibility of each entity. As a result, it is repeated in the corresponding paragraphs.

Research and Development activities are carried out mainly in technical centers:

•	Laborelec (160 persons) is based near Brussels and specializes in activities related to the production, distribution and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of procedures and equipment for energy production, including renewable energies (more specifically, from biomass). Monitoring of equipment behavior, especially the vibratory control of rotating machines, is a strong point, as is the knowledge of the behavior of materials (especially gas turbines). Laborelec has developed and applied specialized services for industry based essentially on energy efficiency.

Its expertise can be seen in all four of its product lines:

-	“electric and metrological systems;”

-	“technology for sustainable procedures;”

-	“electrical engineering materials and equipment;”

-	“materials and sound and vibratory control technology.”

A multi-functional area of specialization bridges these 4 areas of expertise: “automatic operation and information systems.”

For certain sensitive activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 certifications.

•	Elyo Cylergie (15 persons) is based near Lyon and specializes in energy-related activities. Special emphasis is placed on energy efficiency, limitation of environmental impact, health and comfort, and monitoring commitments to performance.

To this end, Elyo Cylergie has come to specialize in four primary areas:

-	energy efficiency;

-	maintenance and reliability of equipment;

-	environment, health, and comfort;

-	metrology and result indicators.

•	CIRSEE (120 researchers and experts) is based in the Paris region and specializes in the fields of drinking water, waste water, and waste. Its research is concentrated in four areas of expertise:

-	“quality of drinking water;”

-	“organic effluents;”

-	“analytical expertise,” where analytical tools necessary for the evaluation of potential risks are implemented;

-	“IT relevant to the business line.”

In the field of waste, CIRSEE also relies on the Département Recherche et Expertise des Déchets based in Gargenville, which specializes in the study of solid waste.

CIRSEE works closely with:

-	the Technical Counting Center of Lyonnaise des Eaux France in Lyon (AXEO);

-	the research laboratories of the AGBAR Group in the areas of water and sanitation;

-	, as part of an alliance to mutualize human and financial resources between Northumbrian Water, Lyonnaise des Eaux France, AGBAR, United Water, and SUEZ Environment.

•	CERDEG (around 40 persons) is based in the Paris Region, and Denard (5 persons) is based in the United States. These 2 centers specialize in the design of new products and processes in the treatment of wastewater, drinking water, and sea water (Desalination).

Cerdeg’s research is concentrated in four areas of expertise:

-	drinking water, reuse, desalination, and membrane products chains;

-	sludge products and chains;

-	biological reactors and chains;

-	physico-chemical products and separation.

Finally, a fifth multi-functional division is dedicated to Odors and the improvement of the Environment.

Additionally, Denard specializes in 2 specific areas: UV Disinfection and Rapid Separation

•	ONDEO IS (12 persons) is a European network dedicated to the industrial market; it specializes in its primary market of the delivery of industrial water to various sectors (oil and energy, pharmaceuticals, microelectronics, agro-foods, etc.).

Among R & D earnings in 2005, we can also mention:

For SUEZ Energy Europe and International

•

The establishment of good manufacturing practices and operational assistance for the (co) combustion of pulverized wood in coal power plants (especially everything that concerns the preparation and handling of the combustible). Application at the Awirs power plant in Belgium, where 80 MWe is now completely wood-powered.

•

The development and launch of a diagnostic center that gathers sensitive surveillance data from power plants, to monitor trends (detection of early errors) and perform long-distance diagnostics. It is our goal to equip 10 SEE and SEI electrical power plants.

•

The development of a methodology to monitor the aging of alternators and transformers through a range of different types of measurements (partial discharge – measuring flow in the rotor – monitoring of products from decomposing insulation, etc.).

•

The development of good manufacturing practices for the optimal operation of the electrical grid, in case of a Distributed Production connection (how to set up protections, verification of network accommodation capacity – influence on centralized remote control signals).

•	The comparative study of the electronic counters that will replace the analogue counters (comparative tests – connection techniques – calibration).

•

The finalization by the CNR (the French national center for scientific and technical research) of a series of hydro-meteorological forecasting tools for the optimization of hydroelectric production on the Rhône by integrating the multiple constraints related to the varied uses of a river. This series of tools has reduced the time between the 24 hour electrical production projections and reality by half. These delays mean heavy financial penalties for the network manager.

For SUEZ Energy Services

“Guarantee constant interior air quality while optimizing energy expenses,” through needs-based Regulated Ventilation, a new service developed by Elyo.

The year 2005 saw the end of 2 years of studies and tests for various technologies for different types of buildings as part of a project led by Elyo Cylergie with the support of ADEME (the French agency for environmental protection and energy control), and conducted in partnership with the French initiatives CETIAT (technical center for the heating, ventilation and air-conditioning industries), COSTIC (scientific and technical committee for climatic industries), CSTB (scientific and technical center for the construction industries) and several builders. As a result, a skills and good manufacturing practices guide was provided to Elyo sales representatives and operators, as well as an interior air diagnostic tool.

Tractebel Engineering carried out a study on the use of tunnels for the strengthening of interconnected electricity transport networks for the European Commission.

The use of CO2 in industrial refrigeration circuits is more difficult than other, more environmentally harmful fluids. GTI Koudentechniek BV (Netherlands) has helpfully provided more than thirty industrial facilities that use CO2 which have technical performances and energy savings that are the same as if not better than traditional systems. In addition, the energy savings bring these facilities within the category of projects to which funding is granted by the Dutch government.

For SUEZ Environment

Significant work is currently being done on the renewal policy for functioning pipelines, to determine how long they can still be used according to local conditions, their age, and their material properties. The goal of this very important program is to develop a “sustained maintenance” policy for underground systems. The significant results obtained will lead to modifications of some product standards and enable the implementation of good manufacturing practices to be completed.

SUEZ Environment has united 12 operational units to handle a major program to combat odor pollution in the neighborhoods around its facilities (sanitation and waste services). The Group currently carries out measuring and model building for odor dispersal systems, identifies emissions from numerous sources and has remedial resources at its disposal. As a result, new deodorizing facilities can be designed and in an emergency situation, preventative and corrective action can be taken in cooperation with the local inhabitants.

As part of the permanent sanitary monitoring that has been developed, SUEZ Environment, with its European partners in the Poseidon project, has qualified the nature of the risks related to the presence of potentially harmful endocrine products, which demonstrates that this risk is under control as regards drinking water. The technologies developed by the Group, and by Degrémont in particular, allow these products to be treated correctly in case they are present in the water resources.

Continuing its leadership in the field of desalination and drinking water, Degrémont has patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly.

In the field of disinfection using ultraviolet light, the range of products developed by Degrémont has been expanded so that the needs of higher-flow systems can be met.

A skid that integrates ultrafiltration and reverse osmosis units on the same platform has been developed to treat surface water and industrial water. This skid is used for discharges of between 5 and 50 m3/h. Six applications have been sold to date.

As regards innovation, SUEZ is recognized by two promotional and management resources.

1) The Innovation Initiatives Trophies

These reward the initiative of employees or teams for operational production in four categories: technical, commercial, management, and cross-category.

The 19th series, launched at the end of 2004, resulted in the award of 36 trophies (including 10 first prizes) on 13 June 2005.

•	Master Offers Application: online help to optimize the development of offers (Elyo);

•	Serving our European customers: “mirror” organization for our international customers (Electrabel);

•	Hot and cold water distribution in urban areas: based on incinerator steam (Elyo Iberica);

•	Conquest of the “retail” market: (SUEZ Energy Resources North America);

•	“AMI”: on-site mobile assistance. The companion of tomorrow (Lyonnaise des Eaux);

•	Employee self-service: human resources services within easy reach by intranet (SUEZ-Electrabel);

•	Services Area: payment of bills with local merchants (Lydec);

•	Héliantis: natural drying of sludge (France-Sanitation, Degrémont, Lyonnaise des Eaux);

•	ORRMA: outsourcing of spare parts management for the army (INEO);

•	Production of farm electricity: based on bio-methanization (Laborelec).

2) Value creation label

This award is given to projects that have won an Innovation Initiative Trophy three or four years previously.

In 2005, the 2001 and 2002 Trophy winners were examined.

Four winners received the label:

•	WindGIS – Tractebel Engineering (2002 Trophy)
Method for evaluating economic, environmental, and corporate feasibility for wind energy farms.

•	Composting in a ventilated box – Agro Développement (2001 Trophy)
“Patented” procedure that allowed the mixing of sludge compost from different sources.

•	Kronos – Electrabel (2002 Trophy)
High-capacity management system for Internet-accessible energy indicators used by large industrial customers, retail customers, and automobile manufacturers.

•	SIG/Geographical Information Systems (GIS) in the field – Water and Strength (2001 Trophy)
Implementation of a methodology for updating data in the field by users of GIS data and other related data.

12 INFORMATION ON TRENDS

See Sections 6.1.1 and 9.7.

13 PROFIT ESTIMATES OR FORECASTS

14 CORPORATE GOVERNANCE

14.1	MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT
STRUCTURES

Information concerning Directors

Membership of the Board of Directors following the Shareholders’ Meeting of May 5, 2006

Consultative meetings of Directors

Board of Directors’ Committees

Composition of the Executive Committee

Composition of the Central Management Committee

Reports of the Board of Directors’ Committees

14.2	CONFLICTS OF INTEREST IN ADMINISTRATIVE, MANAGEMENTS AND SUPERVISORY
BODIES AND EXECUTIVE MANAGEMENT.

14.1 MEMBERS AND FUNCTIONING OF THE

        BOARD OF DIRECTORS AND MANAGEMENT

        STRUCTURES

In 2005, the SUEZ Board of Directors comprised 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other).

At its meeting on March 8, 2006, the SUEZ Board of Directors reviewed the status of Directors with regard to the criteria of independence set forth in the Bouton report. It judged that the seniority criterion must be assessed with regard to the specific context of SUEZ, since the Company is not simply a continuation of the pre-1997 Lyonnaise des Eaux and that, from this point of view, the legal affiliation alone was not pertinent.

Accordingly, eight Directors were deemed to be independent and eight other Directors to be non-independent.

As of December 31, 2005

	First appointment	Most recent appointment	Expiration of current term of office	Address

Gérard Mestrallet (56 years old) Chairman and Chief Executive Officer	June 15, 1994	2005	2009	SUEZ, 16, rue de la Ville l’Evêque, 75008 PARIS

Albert Frère (79 years old) Vice-Chairman	June 19, 1997	2004	2008	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 BRUSSELS

Edmond Alphandéry (62 years old)* Director	April 27, 2004	2004	2008	CNP Assurances 4, place Raoul-Dautry 75015 PARIS

Antonio Brufau (57 years old)* Director	April 25, 2003	2003	2007	REPSOL YPF, S.A. Paseo de la Castellana, 278 E –28046 MADRID

René Carron (63 years old) Director	April 27, 2004	2004	2008	Crédit Agricole S.A. 91-93, boulevard Pasteur 75015 PARIS

Gerhard Cromme (62 years old)* Director	June 14, 1995	2004	2008	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 DUSSELDORF

	Date de 1re nomination	Date de dernière nomination	Date d’expiration du mandat	Adresse

Etienne Davignon (73 years old) Director	August 3, 1989	2004	2008	SUEZ-TRACTEBEL, place du Trône, 1, B-1000 BRUSSELS

Paul Desmarais Jr. (51 years old) Director	April 14, 1998	2005	2009	Power Corporation du Canada, 751 Square Victoria, MONTREAL, H2Y 2J3 QUEBEC

Richard Goblet d’Alviella (58 years old)* Director	May 13, 2005	2005	2009	Sofina Rue de l’Industrie, 31 B-1040 BRUSSELS

Jacques Lagarde (67 years old)* Director	June 14, 1995	2003	2007	1314 Arch Street, BERKELEY, CA 94708, USA

Anne Lauvergeon (46 years old)* Director	May 5, 2000	2003	2007	Areva, 27-29, rue Le Peletier, 75009 PARIS

Jean Peyrelevade (66 years old)* Director	June 22, 1983	2004	2008	Toulouse et Associés, 23-27, rue Cambon, 75001 PARIS

Thierry de Rudder (56 years old) Director	April 27, 2004	2004	2008	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 BRUSSELS

Jean-Jacques Salane (54 years old) Director	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays basque 15, Avenue Charles Floquet BP 87, 64202 BIARRITZ Cedex

Lord Simon of Highbury (66 years old)* Director	May 4, 2001	2005	2009	53 Davies Street, LONDON W1K 5JH, UK

Secretary of the Board of Directors: Patrick Billioud

*	Independent Director. “A Director is considered “independent” when he/she has no relations of any kind with the Company, its group or its management, which could impair the free exercise of his/her judgment.” (Source: Bouton report which lays down a list of criteria based on which the Board of Directors reached its decision of March 8, 2006).

Information concerning Directors

1. Directors in office

Gérard Mestrallet, born April 1, 1949 in Paris (18th district), is a French citizen.

A graduate of the prestigious French engineering school, Polytechnique, and the Ecole Nationale d’Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and offices accepted during fiscal year 2005 or at the beginning of 2006

Chairman of the Board of Directors of SUEZ Energie Services, SUEZ Environnement, Electrabel*, SUEZ-TRACTEBEL (Belgium),Hisusa (Spain)	Vice-Chairman of Hisusa (Spain) Director of Crédit Agricole SA* Member of the Supervisory Board of Taittinger*Hisusa (Spain)	Chairman of the Board of Directors of SUEZ Energie Services, SUEZ Environnement, Electrabel*, Hisusa (Spain)

Vice-Chairman of Aguas de Barcelona* (Spain)

Director of Saint-Gobain* (France), Pargesa Holding SA* (Switzerland)

Member of the Supervisory Board of Axa*

*	Listed companies.

Over the last five years, Mr. Mestrallet has ceased to exercise the following functions:

•	Chairman of the Executive Board of SUEZ;

•	Chairman of the Board of Directors of Société Générale de Belgique, Tractebel (Belgium);

•	Chairman of Hisusa (Spain);

•	Vice-Chairman of Hisusa (Spain) and Société Générale de Belgique (Belgium);

•	Director of Crédit Agricole SA, Ondeo, Sagem SA, Frabepar (Belgium);

•	member of the Supervisory Board of Casino, Crédit Agricole Indosuez, Métropole Télévision M6, Sagem SA, Société du Louvre and Taittinger;

•	non-voting Director of Casino;

•	permanent representative of Sperans on the Board of Directors of Fimalac SA.

Gérard Mestrallet holds 33,326 SUEZ shares.

Albert Frère, born February 4, 1926 in Fontaine is a Belgian citizen.

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Honorary manager of Banque Nationale de Belgique	Member of the International Advisory Board of Power Corporation of Canada*	Chairman of the Board of Directors of Stichting Administratiekantoor Frères- Bourgeois (Netherlands)

Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert* (Belgium)

Chairman of the Board of Directors of ERBE, Frère-Bourgeois, Financière de la Sambre (Belgium) and Stichting Administratiekantoor Frères-Bourgeois (Netherlands)

Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding SA* (Switzerland)

Chairman of the Supervisory Board of Métropole Télévision M6* (France)

Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium)

Director of LVMH* and Château Cheval Blanc (France)

Member of the International Committee of Assicurazioni Generali SpA* (Italy).

*	Listed companies.

Over the last five years, Mr. Frère has ceased to exercise the following functions:

•	Chairman of Electrafina, Petrofina (Belgium);

•	Vice-Chairman of TotalFinaElf;

•	Director of CLT/UFA Luxembourg, Coparex International SA;

•	Commissioner of Agesca Nederland N.V., Frères-Bourgeois Holding BV, Parjointco NV.

Member of the International Advisory Board of Power Corporation of Canada.

Albert Frère holds 2,000 SUEZ shares.

Edmond Alphandéry, born September 2, 1943, in Avignon (Vaucluse), is a French citizen.

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies (IEP) and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II as well as mayor of Longué-Jumelles and departmental councilor of Maine and

Loire. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chairman of the Supervisory Board of CNP Assurances	Director of Affiches Parisiennes, a publishing company	Director of CNP Fineco Vita (Italy)

Chairman of CNP International

Director of Calyon, Icade, (France), Caixa Seguros (Spain), CNP Fineco Vita (Italy)

Chairman of the Centre National des Professions Financières

*	Listed companies.

Over the last five years, Mr. Alphandéry has ceased to exercise the following functions:

•	Director of Affiches Parisiennes;

•	member of the Supervisory Board of GT Finances.

Edmond Alphandéry holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Antonio Brufau, born March 12, 1948, in Mollerussa (Spain), is a Spanish citizen.

Antonio Brufau has an economics degree from the University of Barcelona. He is a chartered accountant and graduate of the IESE. After holding various positions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he was Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa.” He was also Chairman and Chief Executive of “la Caixa” Group from 1999 to 2004. Since October 27, 2004, he has been Chairman and Chief Executive of Repsol YPF, SA.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006
Chairman and Chief Executive of Repsol YPF, SA* (Spain)	Chairman of Repsol Portugal Petroleo e Derivados (Portugal),	Chairman of Comupet Madrid 2008, SL (Spain)

Chairman of YPF, SA* (Argentina) and Comupet Madrid 2008, SL (Spain)	Hodefi (France) and Fundació Barcelona Digital (Spain)

Vice-Chairman of Gas Natural SDG, SA* (Spain)	Director of CaixaBank France

*	Listed companies.

Over the last five years, Mr. Brufau has ceased to exercise the following functions:

•	Chairman of Hodefi (France), Repsol Portugal Petroleo e Derivados (Portugal), Gas Natural SDG, and Fundació Barcelona Digital (Spain);

•	Chief Executive Officer of Caja de Ahorros y Pensiones de Barcelona “la Caixa” (Spain);

•	Director of Abertis Infraestructuras, Banco Herrero, Caixa Capital Desarollo SCR, Caixa Holding S.A.U., Caixa Capital Risc S.G.E.C.R., Enagás, Inmobiliaria Colonial, Sociedad General de Aguas de Barcelona (Spain) and CaixaBank France;

•	Caixa Holding’s permanent representative on the Board of CaixaBank Andorra.

Antonio Brufau holds 2,222 SUEZ shares. He is a member of the Audit Committee.

René Carron, born June 13, 1942 in Yenne (Savoie), is a French citizen.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which became Caisse Régionale des Savoie after its merger with Caisse de Haute-Savoie in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chairman of the Board of Directors of Crédit Agricole SA*	Member of the Supervisory Board of Eurazeo*	Chairman of Confédération Internationale de Crédit Agricole “CICA”

Chairman of Caisse Régionale de Crédit Agricole des Savoie, Confédération		Member of the Management Committee of GIE GECAM

Internationale de Crédit Agricole “CICA”

Vice-Chairman of Confédération Nationale de la Mutualité de la Coopération et du Crédit

Agricole “CNMCCA,” Fédération Nationale du Crédit Agricole and Banca Intesa* (Italy)

Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole

Pays de France, Sacam, Sacam Participations, Scicam (France)

Member of the Supervisory Board of Lagardère*

Member of the Management Committee and Legal Manager of ADICAM

Member of the Management Committee of GIE GECAM

*	Listed companies.

Over the last five years, Mr. Carron has ceased to exercise the following functions:

•	Chairman of Caisse Locale de Crédit Agricole de Yenne, Fédération Nationale du Crédit Agricole, GIE GECAM, SAS de la Boétie;

•	Director of Crédit Agricole Indosuez, Crédit Lyonnais, Fonds Coopération Crédit Agricole Mutuel, Rue Impériale, SAS SAPACAM, Sofinco;

•	member of the Supervisory Board of Eurazeo;

•	Advisor to Banque de France de la Savoie;

•	Mayor of the commune of Yenne;

•	Departmental councilor, member of the permanent commission of Conseil Général de la Savoie.

René Carron holds 3,500 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

Gerhard Cromme, born February 25, 1943 in Vechta/Oldenburg (Germany), is a German citizen.

Gerhard Cromme has a doctorate in Law and a number of diplomas in economics (Münster, Lausanne, Paris and Harvard Universities).

He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chairman of the Supervisory Board of ThyssenKrupp AG* (Germany)	Member of the Supervisory Board of E.ON Ruhrgas AG *	Director of Saint-Gobain*

Member of the Supervisory Board of Allianz AG*, Axel Springer AG*, E.ON AG*, Hochtief AG*,

Siemens AG*, Volkswagen AG* (Germany)

Director of Deutsche Lufthansa AG* (Germany), BNP-Paribas*, Saint-Gobain* (France)

*	Listed companies.

Over the last five years, Mr. Cromme has ceased to exercise the following functions:

•	Chairman of the Executive Board of ThyssenKrupp AG, ThyssenKrupp Automotive AG (Germany);

•	Director of Thales (France)

•	member of the Supervisory Board of Allianz Versicherungs AG, ABB AG, E.ON Ruhrgas AG (Germany);

Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Nomination Committee.

Etienne Davignon, born October 4, 1932 in Budapest (Hungary), is a Belgian citizen.

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003. He then became Vice-Chairman of SUEZ-TRACTEBEL.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Recticel*, Sibeka, SN Airholding and Palais des Beaux-Arts (Belgium).	Vice-Chairman of Umicore* (Belgium) and Accor* (France)	Director of Accor* (France), Cumerio, Real Software (Belgium)

Vice-Chairman of SUEZ-TRACTEBEL (Belgium)

Director of Accor* (France), Cumerio, Real Software, Sofina SA*, SN Brussels Airlines (Belgium), and Gilead* (United States)

*	Listed companies.

Over the last five years, Mr. Davignon has ceased to exercise the following functions:

•	Chairman of Société Générale de Belgique;

•	Vice-Chairman of Accor, Fortis, Tractebel and Umicore (Belgium);

•	Director of BASF (Germany), Biac, Petrofina and Solvay (Belgium).

Etienne Davignon holds 11,111 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee.

Paul Desmarais Jr., born July 3, 1954 in Sudbury, Ontario (Canada), is a Canadian citizen.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 and Chairman of the Executive Committee in May 2005. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chairman of the Board of Directors and Co- Chief Executive Officer of Power Corporation of Canada* (Canada)	Chairman of the Board of Directors of Power Financial Corporation* (Canada)	Chairman of the Executive Committee of Power Financial Corporation*

Chairman of the Executive Committee of Power Financial Corporation* (Canada)

Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding SA* (Switzerland)

Vice-Chairman of the Board and member of the Strategy Committee of Imérys* (France)

Director and member of the Management Committee of Great-West Lifeco Inc.* and its main subsidiaries, and of IGM Financial Inc* (Canada) and its main subsidiaries

Director and member of Permanent Committee of Groupe Bruxelles Lambert* (Belgium)

Director of Total SA* (France)

Member of the International Board, Board of Directors and Audit Committee of INSEAD

Chairman of the International Advisory Board of HEC business school (Canada)

Chairman of the Advisory Committee of Sagard Private Equity Partners (France)

*	Listed companies.

Over the last five years, Mr. Desmarais has ceased to exercise the following functions:

•	Chairman of the Board of Directors of Power Financial Corporation* (Canada);

•	Director of Rhodia (France), Electrafina and Tractebel (Belgium).

Paul Desmarais Jr. holds 2,000 SUEZ shares. He is a member of the Compensation Committee.

Richard Goblet d’Alviella, born July 6, 1948 in Brussels (Belgium), is a Belgian citizen.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the Free University of Brussels and a Master’s degree in business administration from the Harvard Business School. He has a background in investment banking, specializing for fifteen years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group before joining Sofina where he has been Executive Director since 1989.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Executive Director of Sofina* (Belgium)	Director of SES Global* (Luxembourg)	None

Director of Danone*, Eurazeo* (France), Delhaize*, Finasucre, Glaces de Moustier*, Henex*,

SUEZ-TRACTEBEL, Union Financière Boël (Belgium), Caledonia Investments* (United Kingdom)

*	Listed companies.

Over the last five years, Mr. Goblet d’Alviella has ceased to exercise the following functions:

•	Director of ADSB Télécommunications (Belgacom), Fortis (Belgium), SES Global (Luxembourg).

Richard Goblet d’Alviella holds 2,000 SUEZ shaers. He is a member of the Audit Committee.

Jacques Lagarde, born May 2, 1938 in Rennes (Ille-et-Vilaine), holds dual French-US nationality.

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Executive Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Director of Eukarion Inc. (United States)	None	None

Over the last five years, Mr. Lagarde has ceased to exercise the following functions:

•	member of the Supervisory Board of Braun AG (Germany).

Jacques Lagarde holds 5,778 SUEZ shares. He is Chairman of the Audit Committee.

Anne Lauvergeon, born August 2, 1959, in Dijon (Côte d’Or), is a French citizen.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normal Supérieure, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. She has been Chair of the Areva group Executive Board since July 2001 and Chair and Chief Executive Officer of the Cogema group since June 1999. She has been Executive Vice-Chair and member of the Executive Committee of Alcatel in charge of industrial holdings since 1997 and from 1995 to 1997 was Managing Partner of Lazard Frères et Cie. In 1990 Anne Lauvergeon was appointed Special Advisor to the office of the French President in the area of the international economy and foreign trade and in 1991, became Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). Anne Lauvergeon began her career in 1983 in the iron and steel industry before joining CEA where she studied the problems of chemical safety in Europe.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Chair of the Areva* Group Executive Board Kingdom)	Permanent representative of Areva	Director of Vodafone Group Plc* (United

Chair of the Board of Directors of Cogema	on the Board of Directors of FCI

Chair of Areva Enterprises Inc. (United States)

Vice-Chair of the Supervisory Board of Safran SA*

Director of Areva T&D Holding SA, Total*, Vodafone Groupe Plc* (United Kingdom)

*	Listed companies.

Over the last five years, Ms. Lauvergeon has ceased to exercise the following functions:

•	Director of Eramet, Pechiney and Usinor;

•	permanent representative of Areva on the Board of Directors of FCI.

Anne Lauvergeon holds 2,278 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee.

Jean Peyrelevade, born October 24, 1939 in Marseilles (Bouches-du-Rhône), is a French citizen.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the positions of Chairman of Compagnie de SUEZ, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of the latter in October 2003. He has been a partner of Toulouse & Associés since September 1, 2004.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Partner of Toulouse & Associés CMA/CGM	Member of the Supervisory Board	Member of the Supervisory Board of

Director of Bouygues* (France) and Société Monégasque de l’Electricité et du Gaz (Monaco)	of l’Express (France)

Member of the Supervisory Board of CMA/CGM

*	Listed companies.

Over the last five years, Mr. Peyrelevade has ceased to exercise the following functions:

•	Chairman of Crédit Lyonnais;

•	Chairman of the Supervisory Board of Clinvest;

•	Director of AGF, Air Liquide, Club Méditerranée, LVMH (France), and Power Corporation of Canada;

•	member of the Supervisory Board of Lagardère.

Jean Peyrelevade holds 3,694 SUEZ shares.

Thierry de Rudder, born September 3, 1949, in the 8th district of Paris, holds dual Belgian and French nationality.

Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Executive Director of Groupe Bruxelles Lambert* (Belgium)	None	None

Director of Imerys*, Total* (France), Compagnie Nationale à Portefeuille*, and SUEZ-TRACTEBEL (Belgium)

*	Listed companies.

Over the last five years, Mr. de Rudder has ceased to exercise the following functions:

•	Director of PetroFina (Belgium), SI Finance, Rhodia (France), CLT-UFA, Audiofina (Luxembourg), and Lasmo, formerly Monument Oil and Gas (United Kingdom).

Thierry de Rudder holds 2,000 SUEZ shares.

Lord Simon of Highbury, born July 24, 1939, in London (Great Britain), is a British citizen.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961 he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2006	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2006

Senior Advisor Morgan Stanley International (Europe)	Member of the Supervisory Board Volkswagen Group (Germany)	Member of Cambridge University Council

Director of Unilever plc*	Member of Advisory Board L.E.K.

Member of International Advisory Board Fitch (Belgium)

Member of Cambridge University Council

Trustee Cambridge Foundation Trustee Hertie Foundation

*	Listed companies.

Over the last five years, Lord Simon has ceased to exercise the following functions:

•	Director of Britain in Europe;

•	member of International Advisory Board of Fortis (Belgium);

•	member of Advisory Board L.E.K.;

•	member of the Supervisory Board Volkswagen Group (Germany);

•	Chairman of Cambridge Foundation.

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

2. Directors whose term of office is submitted to the Shareholders’

    Meeting for approval

Jean-Jacques Salane, born September 16, 1951 in Bayonne (Pyrénées - Atlantiques), is a French citizen.

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Current directorship and office held	Directorships and offices ceasing during fiscal year 2005 or at the beginning of 2005	New directorships and functions accepted during fiscal year 2005 or at the beginning of 2005

CGT union representative	None	None

Union representative on the Lyonnaise des Eaux SUEZ Pays Basque Workers’ Council since 1996

Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996

Union representative on the SUEZ Workers’ Council since 1996

President of the French Supervisory Board of Spring Funds

Over the last five years, Mr. Salane has not ceased to exercise any functions

Jean-Jacques Salane holds 2,000 SUEZ shares. He is a member of functions. the Ethics, Environment and Sustainable Development Committee.

Membership of the Board of Directors following the

Shareholders’ Meeting of May 5, 2006 (subject to approval of the resolutions by the Shareholders’ Meeting)

Based on the renewal of the term of office of Jean-Jacques Salane proposed to the Shareholders’ Meeting:

Directors deemed to be
		independent “I”	non independent “NI”
in accordance with the criteria of the Bouton report
Gérard Mestrallet	Chairman and Chief Executive Officer		NI – Executive
Albert Frère	Vice-Chairman		NI (a)
Edmond Alphandéry	Director	I
Antonio Brufau	Director	I
René Carron	Director		NI (b)
Gerhard Cromme	Director	I
Etienne Davignon	Director		NI (c)
Paul Desmarais Jr.	Director		NI (a)
Richard Goblet d’Alviella	Director	I
Jacques Lagarde	Director	I
Anne Lauvergeon	Director	I
Jean Peyrelevade	Director	I
Thierry de Rudder	Director		NI (a)
Jean-Jacques Salane	Director		NI – Group employee
Lord Simon of Highbury	Director	I
		8	7

(a)	Executive officer or representative of a group, Groupe Bruxelles Lambert, holding more than 10% of SUEZ’s voting rights.

(b)	Chairman of a banking group, Crédit Agricole, which is one of SUEZ’s main banks.

(c)	Executive officer of subsidiaries of the SUEZ Group.

There is no family link between the members of the Board of Directors and SUEZ’s other main senior managers.

To the best of SUEZ’s knowledge, none of the members of the Board of Directors or the executive officers of SUEZ has been convicted of fraud over the last five years. None of these members has been involved as an executive officer in a bankruptcy, sequestration or liquidation over the last five years and none have been incriminated and/or subject to an official public sanction issued by a statutory or regulatory authority. None of these members has been prevented by a court to act as a member of an administrative, management or supervisory body of an issuer or to take part in managing or conducting the business of an issuer over the last five years.

Jean Peyrelevade was indicted by a grand jury in the Central District of California at the request of the federal prosecutor in connection with the “Executive Life” case. Following this indictment, he was subject to professional sanctions from the US Federal Reserve Board. These sanctions do not affect his ability to administer or manage non-banking companies or banks outside of the United States. Jean Peyrelevade is in the process of appealing the above-mentioned sanctions.

There are no potential conflicts of interests between the Board members’ duties with regard to SUEZ and their private interests. It should be noted that SUEZ maintains extensive business relationships with the Crédit Agricole group, represented on SUEZ’s Board of Directors by René Carron and with Areva, represented by Anne Lauvergeon. In addition, Calyon, a subsidiary of the Crédit Agricole group, has granted SUEZ a line of credit to finance SUEZ’s cash and share bid for Electrabel described in Section 7.1 of the revised version of the 2004 Reference Document, filed with the French securities regulator (AMF) on September 7, 2005 under no. D.05-0429-A01. SUEZ has given an investigative and analytical assignment to Toulouse & Associés, of which Jean Peyrelevade is one of the managing partners.

In the interests of transparency and public information, SUEZ has incorporated the recommendations of the task force for improving corporate governance headed by Daniel Bouton which were presented to the public on September 23, 2002. These principles underlie the SUEZ Board of Directors’ Internal Regulations and Directors’ Charter. In addition, the US Sarbanes-Oxley Act, published in 2002, applies to the Company as a foreign issuer and registrant with the SEC (Securities and Exchange Commission) and in relation to the listing of its shares in the form of ADS (American Depository Shares) on the New York Stock Exchange.

Consultative meetings of Directors

In line with the recommendations of the first evaluation of the performance of the Board of Directors and its committees at the end of 2002, periodic consultative meetings of the Directors regarding Group strategy were instituted in order to prepare the decisions of the Board of Directors.

One meeting of this type was held in 2005 and another in March 2006.

Board of Directors’ Committees

In order to help it in its work, the Board of Directors has set up four Committees whose general task is to study specific subjects as preparatory work for certain of the Board’s deliberations, issue opinions and recommendations concerning decisions to be taken and finally draft proposals.

The Audit Committee

The Audit Committee has four members, all of whom are deemed to be “independent* according to the criteria set out in the Bouton report and “financial experts” according to the US Sarbanes-Oxley Act:

•	Jacques Lagarde*;

•	Edmond Alphandéry*;

•	Antonio Brufau*;

•	Richard Goblet d’Alviella*.

Article 4 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. This article was modified on January 19, 2005 in order to review and reinforce the role of the Audit Committee in light of the changes in French legislation, the Loi de Sécurité Financière (Financial Security Act) and US legislation (the Sarbanes-Oxley Act).

This committee has two key roles. The first is to examine in detail the draft financial statements, the relevance and consistency of the accounting principles and policies that are used and the content of the documents that are made public. The second role is to gain an understanding of the internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas.

The Audit Committee met seven times during 2005 and the overall attendance rate was 86%. The Statutory Auditors attended five of the Audit Committee meetings.

Five meetings have been scheduled for 2006 and two meetings had already been held as of March 31, 2006.

The Ethics, Environment and Sustainable Development Committee

The Committee has four members, including one Director who is deemed to be “independent*” according to the criteria set out in the Bouton Report on corporate governance.

•	Etienne Davignon;

•	René Carron;

•	Anne Lauvergeon*;

•	Jean-Jacques Salane.

Article 5 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group’s objectives with respect to the environment and sustainable development.

The Ethics, Environment and Sustainable Development Committee met three times during 2005 and the overall attendance rate was 83%.

The Nomination Committee

In the interests of transparency and information, the Board of Directors decided, at its meeting of May 13, 2005, to divide the existing Compensation and Nomination Committee into two separate committees. The Nomination Committee has three members, including two Directors who are deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance.

•	René Carron, Chairman;

•	Gerhard Cromme*;

•	Anne Lauvergeon*.

Article 6 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regarding any candidates for membership on the Board of Directors as well as any appointment to Group executive management positions or proposed appointment of a Chairman of any company heading one of the Group’s divisions.

In its new form, the Nomination Committee has met once since May 13, 2005 and the attendance rate was 67%.

The Compensation and Nomination Committee (before its division) met twice before May 13, 2005 and the overall attendance rate was 75%.

The Compensation Committee

The Committee has three members, including one Director who is deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance.

•	Lord Simon of Highbury, President*;

•	Etienne Davignon;

•	Paul Desmarais Jr.

Article 7 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regards the compensation of the Board, including the Chairman.

In its new form, the Compensation Committee has met once since May 13, 2005 and the attendance rate was 67%.

This Committee is also consulted with respect to compensation conditions for the members of group’s executive Committee.

The Compensation and Nomination Committee (before its division) met twice before May 13, 2005 and the overall attendance rate was 75%.

Composition of the Executive Committee as of December

31, 2005 (11 members)

The Executive Committee reviews, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Chief Operating Officer, Executive Vice-President of the Executive Committee, head of SUEZ Energie Europe
Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)
Yves-Thibault de Silguy	Executive Vice-President in charge of International and Institutional Relations
Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development
Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energie International
Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environnement
Jérôme Tolot	Executive Vice-President in charge of SUEZ Energie Services
Valérie Bernis	Executive Vice-President in charge of Communications
Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources
Yves de Gaulle*	General Secretary

*	As from November 1, 2005.

In addition to these 11 members, the following individual has the right to attend Executive Committee meetings:

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Composition of the Central Management Committee as of

December 31, 2005 (13 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The Executive Committee members, other than the two division heads, Dirk Beeuwsaert and Jean-Louis Chaussade, and with the addition of Henry Masson, whose functions are set out above, together with:

Isabelle Kocher	Group Senior Vice-President for Performance and Organization
Robert-Olivier Leyssens	Group Senior Vice-President for Corporate Finance, Tax and Treasury
Christelle Martin	Group Senior Vice-President for Strategic Planning, Control and Accounting

Reports of the Board of Directors’ Committees

Audit Committee Report

The Audit Committee met seven times during fiscal year 2005 and twice at the beginning of 2006, with the main individuals responsible for the Company’s accounting, financial, internal audit and risk issues attending these meetings. The Statutory Auditors attended six of these meetings.

The Audit Committee focused particularly on the following issues:

1. Financial statement review

2005 was a pivotal year with the changeover to IFRS insofar as SUEZ had to:

•	prepare the consolidated financial statements for the year ended December 31, 2004 in accordance with three sets of accounting standards:

-	French GAAP for the last time,

-	IFRS for the first time,

-	US GAAP since SUEZ shares are listed on the New York Stock Exchange;

•	prepare the 2005 half-yearly consolidated financial statements in accordance with IFRS in connection with the cash and share bid for Electrabel which therefore required the issuance of a prospectus prepared according to the new European regulations.

Managing this transition entailed the preparation of several reconciliations: French GAAP to IFRS as of January 1, June 30 and December 31, 2004, introduction of IAS 32-39 as of January 1, 2005, early adoption of the interpretations regarding concession contracts (D 12-13-14) and rights of use (IFRIC 4), and finally a new reconciliation of IFRS with US GAAP with respect to 2004 in preparation of the next Form 20-F:

•	before their presentation to the Board, the Committee analyzed:

-	the 2004 financial statements prepared according to French GAAP and IFRS,

-	the 2005 quarterly, half-yearly and annual financial statements prepared in accordance with IFRS as well as the updated (approved) forecasts for 2005 earnings, the 2006 budget and the 2006-2009 medium-term plan.

The Committee reviewed the reconciliation of the IFRS financial statements with those prepared according to French GAAP. This reconciliation was the subject of a document entitled “Transition to IFRS – 2004,” which included a specific report from the Statutory Auditors which was provided to shareholders, after review by the Board of Directors, at the Shareholders’ Meeting of May 13, 2005;

•	as the shares of SUEZ have been traded as ADRs on the New York Stock Exchange since September 18, 2001, the Committee was provided with a presentation of the consolidated financial statements for fiscal year 2004 in accordance with US GAAP and it reviewed the reconciliation of these statements with the financial statements prepared in accordance with French GAAP:

-

the Committee took note of Form 20-F, filed with the Securities and Exchange Commission (SEC) on June 29, 2005. The measures set up in the Group in relation to the CODIS program (see below) enabled the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) to sign the documents required by US legislation,

-

the Committee noted that the US GAAP and French GAAP financial statements had converged to a greater extent (in terms of total balance sheet figures and management indicators) due to the full consolidation of Electrabel in the two sets of standards, since the Group acquired more than 50% of the share capital of Electrabel;

•

the Committee reviewed, on several occasions, the progress being made in relation to the implementation of the International Financial Reporting Standards which have been adopted as from January 1, 2005 in place of French GAAP:

-

the Committee had to validate a certain number of choices, in relation to the main options offered by IFRS. The principle set by the Committee was to favor consistency and to maintain a conservative approach which does not promote short-term reporting considerations to the detriment of future profits,

-

the Committee was provided with a presentation of detailed simulations as to the effects of this change in standards, in particular in relation to shareholders’ equity earnings and debt. In addition, the impact on the Group’s main management indicators was studied in order to approve the amendments proposed by Financial Management;

•	the Committee closely followed the valuation process used for the Group’s assets as of the end of 2005;

•

the Committee was notified by Financial Management of the creation within corporate head office of an Accounting Standards Center of Expertise, whose purpose is to ensure accounting security (regulatory oversight, analysis of complex operations and validation of material positions) and accounting consistency (managing the standards network, updating the manual for reporting and coordination of training), and to facilitate the sharing of best practices within the Group.

2. Financing policy

The Committee continued to oversee the reduction of Group debt and its financing policy based on the following objectives:

•	maintenance of a regular amortization profile with respect to gross debt;

•	maintenance of access to reasonably priced short-term financing;

•	smoothing and gradual extension of the maturity of bond issues;

•	standardization of the level of cash and credit lines;

•	rationalization of syndicated credit lines.

Centralized cash management at Group level should lead to a better match between the location of debt, cash and cash flow, a reduction in the overall cost of debt and better control over cash and cash equivalents.

In this context, the Audit Committee was informed about the main debt renegotiations and restructuring as well as the market transactions in relation to the listing of certain subsidiaries.

3. Policy for managing interest rate and currency risks

The Committee was provided with a presentation of the Group’s policy for managing interest rate and currency risks.

These risks are:

•	interest rate risks with respect to net debt, including outstanding derivative positions to hedge assets which are mainly denominated in euros and in US dollars;

•

currency risks in relation to assets (impact on the balance sheet and the income statement of the consolidation of the subsidiaries’ financial statements) which are mainly denominated in US dollars and Brazilian reals, and to a lesser extent in Thai bahts, Chilean pesos, pounds sterling and Argentine pesos;

•	currency risks in relation to unrealized transactions in the functional currency of the Group entity concerned.

The Committee noted that:

•	the Group had certain currency positions mainly concentrated on US Dollars and brazilian reals;

•	the managing of interest rate and currency risk in relation to assets was coordinated by the Group Finance function;

4. Major financial transactions in 2005

Before carrying out operations, the Committee was provided with a presentation of the terms and conditions, and financial impact of:

•	the increase in capital carried out in cash with preferential subscription rights;

•	SUEZ’s combined cash and share bid for all shares of Electrabel not yet held by the Group.

The Committee was thus able to assess the positive financial impact of these operations before they were carried out.

5. 2005-2006 Optimax plan and SUEZ/Electrabel operational synergies

The Committee was given a presentation about the progress of the 2005-2006 Optimax plan, which was reviewed for fairness by the statutory auditors, and the plan for the implementation of synergies between SUEZ and Electrabel.

Informed of the progress made by the end of 2005 and the actions identified for 2006, the Committee was able to assess the work to be completed to achieve the objectives of the Optimax plan.

The synergies to be achieved are based on the integration of functions between SUEZ and Electrabel as well as the strengthening of the purchasing performance program thanks to the added buying power of Electrabel. The Committee noted the actions planned for the 2006- 2008 implementation period.

6. Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group, both with regard to the 2004 fiscal year and the new dividend increase proposed for 2005.

In particular, the Committee examined the appropriateness of this policy in relation to 2005 net income and the financial outlook for the Group and the parent company.

7. Presentation of two divisions

Jérôme Tolot, Executive Vice-President in charge of SUEZ Energie Services, presented the Group Division he is responsible for:

•	first to the Audit Committee in February 2005;

•	subsequently to the Board of Directors in June 2005.

Jean-Louis Chaussade, Executive Vice-President in charge of SUEZ Environnement, also presented the Group Division he is responsible for:

•	first to the Audit Committee in June 2005;

•	subsequently to the Board of Directors in December 2005.

The Committee was thus able to assess more closely the strategy and the financial outlook for these two Divisions.

8. Internal Audit activity report

The Audit Committee listened to a presentation by the head of Group Internal Audit on the reorganization of the internal audit function in line with recent changes, and the set-up of a new functional link with the Electrabel audit team.

The Committee was informed of past assignments and the program for 2005 and 2006.

Given the increased responsibilities borne by the internal audit team in the context of the US Sarbanes-Oxley Act and the need to coordinate activities with the external audit team, the Committee approved and supported an increase in the number of members of the internal audit teams.

9. Implementation of internal control procedures

The Audit Committee took note of the work of the CODIS (Control and Disclosure) Program, developed under the impetus of Financial Management and intended to strengthen internal controls in all areas and improve financial reporting.

The program is part of the Group implementation of the French Loi de Sécurité Financière (Financial Security Act) and the US Sarbanes-Oxley Act and has led to attestation reports being issued, as required under the provisions of these Acts.

In this context as well, the Committee encouraged the strengthening of the internal audit teams to meet the approaching deadlines (application of section 404 of the Sarbanes-Oxley Act for 2006).

10. Pre-approval procedures for engagements performed by the Statutory

      Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the prior approval of authorized engagements.

Depending on their nature, some engagements are subject, within certain limits, to general prior approval, while others are subject to specific approval ahead of the engagement.

Statutory Auditors’ fees and fees paid to members of audit networks by the Group during 2005

		Ernst & Young				Deloitte

In thousands of euros	Amount 2005	Amount 2004	% 2005	% 2004	Amount 2005	Amount 2004	% 2005	% 2004

Audit
Statutory audit, attest engagements, review of individual and consolidated financial statements	11,589	9,632(1)	83.6%	74.7%	16,173	16,694(1)	76.9%	83.6%
Incidental assignments in relation to Auditor’s mission	1,763	2,717	12.7%	21.1%	3,340	1,696	15.9%	8.5%
Sub-total	13,352	12,349	96.3%	95.8%	19,513	18,390	92.8%	92.1%
Other services
Tax	314	341	2.3%	2.6%	538	657	2.6%	3.3%
Other	204	210	1.5%	1.6%	976	910	4.6%	4.6%
Sub-total	518	551	3.7%	4.2%	1,514	1,567	7.2%	7.9%
TOTAL(2)	13,870	12,900	100%	100%	21,027	19,957	100%	100%

(1)	For audit procedures in relation to the transition to IFRS amounting to €1.25 million for Ernst & Young and €1.8 million for Deloitte.

(2)	The amounts in relation to proportionally consolidated entities which essentially concern the Statutory Auditor engagements are €101,000 in 2005 compared to €121,000 in 2004 for Ernst & Young and €1,249,000 in 2005 compared to €1,302,000 in 2004 for Deloitte.

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee held three meetings: on January 19, June 8 and September 13. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical initiatives within the Group in order to ensure that they had been correctly implemented and that they had been subject to application and control procedures in order to maintain the high standards and reputation of the Group, its subsidiaries and affiliated companies.

Certain specific points should be highlighted:

•

as is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during the last year. This process was applied for the first time in coordination with the compliance measures required by the US Sarbanes-Oxley Act for companies listed on the New York Stock Exchange. It also expressed its wish, in the interests of simplification, and as in previous years, to continue the simultaneous performance of the environmental and ethics compliance processes;

•

the Committee was also informed about the work carried out by the Group’s network of ethics managers, in particular during their annual conference held on May 26 and 27. The Committee duly noted the operational issues that were dealt with at this conference in consultation with a large number of Business Unit managers and the work of developing and improving SUEZ’s ethical initiatives. One such project, in which the Committee took part, was the updating of the Ethics Charter of SUEZ and the Values and Ethics action plan which is distributed along with this founding document, both in terms of internal communication and staff training;

•

the Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ that fell within its remit. This was the case, for example, with respect to the organization and impact of the environmental activities of the Group’s operating entities and the internal structuring of SUEZ in relation to the implementation of a Sustainable Development organization and function;

•

in the same way, it focused on questions relating to health and safety in the workplace, an area in which it consulted the Vice-Presidents in charge of the Group’s Divisions, in the presence of the Group Chairman. The Committee was thus able to assess directly with management the action plan decided by COMEX. The Committee will be informed each year of the plan’s progress;

•	with the same approach in mind, the Committee was presented with the Group’s communication policy, particularly in relation to Sustainable Development;

•

the Committee also wished to review and develop the evaluation process relating to the functioning of the Board of Directors. It thus organized a new, more complete set of measures incorporating the services of an outside expert. The evaluation was conducted in its new form at the end of 2004 under the responsibility of the Chairman Etienne Davignon, and presented to the Board of Directors at the beginning of this year. In partnership with an outside expert, the Committee also performed an intermediate evaluation at the end of 2005 which revealed the improvements that had been made in the functioning of the Board through the application of the above process;

•	lastly, it should be noted that the Chairman Etienne Davignon presented the Committee’s activities directly to the shareholders during the Shareholders’ Meeting of May 13, 2005.

Report of the Compensation and Nomination Committees

Compensation and Nomination Committee before its division

The Compensation and Nomination Committee met twice in 2005 before being divided into two separate committees by decision of the Board of Directors at its session of May 13, 2005. The new Compensation Committee then met once as did the new Nomination Committee.

Regarding appointments to the Board of Directors, the Compensation Committee proposed to the Board to submit to the Shareholders’ Meeting the renewal of the terms of office of the Directors Gérard Mestrallet, Paul Desmarais Jr and David Simon of Highbury, as well as the appointment of Richard Goblet d’Alviella.

With regard to the composition of the Board’s Committees, the Committee reviewed the proposal to be made to the Board of Directors with respect to the appointment of René Carron to the Ethics, Environment and Sustainable Development Committee.

Compensation Committee

The Compensation Committee proposed to the Board the terms of the fixed and variable compensation in 2005 for corporate officers, the Chief Operating Officer and Vice-President of the Executive Committee, Finance. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee. It also proposed, at the decision of the Board, the content and features of the 2005 stock option plan, and set the number of options to be allotted to Gérard Mestrallet and the Chief Operating Officer and the Vice-President of the Executive Committee, Finance. The same procedure was followed in the allotment of free shares.

Nomination Committee

The Nomination Committee, meeting in the same session with the Compensation Committee, was informed about the succession plan for the Group’s main officers.

14.2 CONFLICTS OF INTEREST IN

        ADMINISTRATIVE, MANAGEMENT AND

        SUPERVISORY BODIES AND EXECUTIVE

        MANAGEMENT

Refer to Section 14.1

15	COMPENSATION AND BENEFITS

15.1	COMPENSATION PAID AND BENEFITS GRANTED

Executive compensation

Gross compensation including benefits in kind

Bonus shares

Information on stock options

Corporate officer compensation

Bonus shares

Information on stock options

15.2	PROVISIONS BOOKED FOR PENSION OBLIGATIONS

15.1 COMPENSATION PAID AND BENEFITS

        GRANTED

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer:

	2005				2004			2003
In millions odeuros	Number		Total compensation		Number	Total compensation		Number	Total compensation
Board of Directors	15		1.24	*	16	1.9	*	14	1.9	*

Executive Committee	10	(1)	12.75		11	11.95		(a) 18	16.3
								(b) 11	9.9

(1)	The number of members of the Executive Committee was again 11 as from November 1, 2005.

*	Excluding social security charges.

A table indicating total compensation received by corporate officers is presented in Note 37 to the consolidated financial statements included herein.

The 2003 situation of the Executive Committee is presented twice:

•

first, (a) the actual situation is given in respect of the aggregate number of members, taking account of the changes that took place in the composition of the Executive Committee during 2003, and in respect of the total compensation and ancillary payments, including retirement bonuses, paid to its members on leaving the Committee;

•	and secondly, (b) the cumulative compensation of the Committee at December 31, 2003 taken over the year in question.

Executive compensation

There is a fixed and variable component to the compensation of executives.

The change in the fixed part of the compensation is linked to changes in specific situations, such as an increase or material change in specific responsibilities, adjustments made necessary in light of the principles of equity applied internally within the Group or as a result of blatant discrepancies in relation to the external market.

The variable part of the compensation seeks to compensate the management’s contribution to the profits of the company and the Group.

The variable part of the compensation, the balance of which was paid in 2005 in respect of fiscal year 2004, was calculated for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche based on earnings per share from operations, gross cash flow as well as on the absence of exceptional losses, the existence of a cash surplus and the reduction in operating expenses. The Compensation Committee decided to add an exceptional bonus to the figures resulting from the above equation, to reflect that Group results exceeded initial targets.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation was based on quantitative criteria and half on qualitative criteria. The quantitative criteria applied were earnings per share from operations, EBITDA, net cash surplus, gearing ratio and the absence of exceptional losses. They were calculated at the level of SUEZ for 40% and 60% at division level.

For the other members of the Executive Committee, the variable portion was calculated in the same way, save in respect of the quantitative criteria, which were based solely on the performance of SUEZ.

The variable part of compensation, the balance of which is payable in 2006 in respect of fiscal year 2005, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied are operating income for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation is based on quantitative criteria and half on qualitative criteria. The quantitative criteria applied are growth in gross cash flow before finance costs, total cash flow for the year, income from ordinary activities and net income. They are calculated at the level of SUEZ for 40% and 60% at division level.

For the other members of the Executive Committee, the variable portion is calculated in the same way, save in respect of the quantitative criteria, which are based solely on the performance of SUEZ.

The following table presents total compensation paid to all members of the Executive Committee during the 2005 and 2004 fiscal years.

Gross compensation including benefits in kind

In millions of euros	2005		2004	2005/2004
Fixed	5.97		6.4	-6.7%
Variable	6.77		5.55	+22%
TOTAL	12.75		11.95	+6.7%
Number of Executive Committee members	10	(1)	11

(1)	The number of members of the Executive Committee was again 11 as from November 1, 2005.

Variable compensation represented 53% of total compensation in 2005, compared to 46% in 2004.

Total average compensation paid to members of the Executive Committee increased from €1.09 million in 2004 to €1.27 million in 2005. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the employment criteria of the Belgian market.

Corporate officer compensation

The compensation described below excludes Director’s fees paid by SUEZ SA.

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of €2,532,819 (versus €1,774,986 in 2004), of which €1,104,411 (€1,004,711 in 2004) was fixed, including a benefit in kind in relation to the use of his company vehicle (€4,410). The variable part of €1,428,408 (€770,215 in 2004) represents 56% of total compensation (compared with 43% in 2004), an increase of 85.4% compared with 2004. This variable part includes €194,249 paid in respect of attendance fees received in Gérard Mestrallet’s capacity as Director of several Group companies (€265,845 in 2004).

Pursuant to the recommendation of the Compensation Committee, as approved by the Board of Directors, the variable part of his remuneration for 2005 will amount to €1,436,750.

Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects up to the Shareholders’ Meeting of May 13, 2005, received total compensation of €477,071, including €107,611 paid in respect of attendance fees received in his capacity as Director of several Group companies.

In terms of pension benefits, Gérard Mestrallet has no special entitlements. He enjoys the same conditions as all SUEZ SA employees under the Group plan, which combines an individualized defined-contribution scheme (as per a company agreement signed in 1988 and amended in 2005) and a defined-benefit scheme (as per a company agreement signed in 1991 and amended in 1998 and 2005). Payments under the defined-benefit plan are not guaranteed, as they depend on being active within the company at the time of retirement. The plan concerns employees earning 4 to 50 times the annual French social security ceiling. Gérard Mestrallet currently has no compensation, indemnity or benefit due, or liable to be due, in the event of his functions being terminated or changed, neither at the time of occurrence nor subsequently.

Bonus shares

See Section below.

Information on stock options

Stock subscription options

•

The SUEZ annual stock option plan is aimed at closely involving executive and senior management, as well as managers showing high potential, in the future development of the Company, and in creating shareholder value.

The award of stock purchase or subscription options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with authorizations granted at Shareholders’ Meetings of Shareholders.

•

Stock options were awarded in 2005 based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price continued to apply in 2005.

•

In 2005 the Board of Directors decided to reduce the number of options awarded and replace them in part by an award of bonus SUEZ shares (see Section below). Bonus shares will also be awarded to employees not covered by the stock option plan.

•	Furthermore, the exercise of part of the options will be subject to conditions for the Group’s senior managers (conditional system) and Group Executive Committee members (enhanced conditional system).

Conditional system

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

Enhanced conditional system

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 through December 8, 2009, plus 1% per year. If this condition is not met, then the options are forfeited.

Granting of bonus shares

The 2005 French Finance Act, voted on December 30, 2004, has introduced new provisions, under which French companies are able to grant bonus shares to senior managers and employees of the company and of certain related companies.

In accordance with these provisions, the Combined Ordinary and Extraordinary Shareholders’ Meeting of SUEZ held on May 13, 2005, decided in its sixteenth resolution to authorize the Board of Directors to carry out free grants of shares for a period of 26 months. The amount of bonus shares thus granted is limited to 1% of the share capital (by number of shares). The total number of bonus shares granted will be deducted from the total number of shares which can be subscribed for or purchased under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, such shares being limited to 3% of the share capital.

The Board of Directors of SUEZ decided, at its meeting of December 9, 2005, to implement this system, with two main goals:

•	to round out the system applicable to current beneficiaries of the stock option plans, by partly replacing stock options with bonus share awards;

•

to grant bonus shares to a category of employees not covered by stock option plans. This step, intended to be non-recurring, will make it possible to recognize the contributions of other staff members and promote their involvement in the company and the SUEZ Group.

A. Timing and conditions

The timing and conditions set by the Board of Directors are as follows:

1.	length of vesting period for bonus SUEZ shares: two years from February 13, 2006;

2.	vesting date, subject to compliance with the conditions outlined below: March 15, 2008.

Conditions:

1.	presence on company payroll on March 15, 2008, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.	performance condition based on the Group’s Return On Capital Employed for fiscal year 2007;

3.	length of the mandatory holding period for the shares: two years from the vesting date on March 15, 2008, meaning that disposal will be allowed from March 15, 2010.

B. Conversion rate for exchanges of stock options with bonus shares

The Board of Directors decided that a conversion rate of one bonus share for five stock options seemed reasonable and acceptable to the beneficiaries.

C. Target population and number of shares granted

1. Partial substitution of stock options

All beneficiaries under the 2005 stock options plan will be concerned by this substitution. The substitution rate is differentiated based on beneficiaries’ level of responsibility (translated into numbers of options).

The breakdown is as follows:

•	up to 4,000 stock options

➢	40% of stock options will be replaced by bonus shares

•	from 4,001 to 7,000 stock options

➢	30% of stock options will be replaced by bonus shares

•	from 7,001 to 19,000 stock options

➢	20% of stock options will be replaced by bonus shares

•	beyond 19,000 stock options

➢	10% of stock options will be replaced by bonus shares

The Board of Directors also decided to limit to 2,000 bonus shares the maximum grant attributable per person. This restriction applies to all Group employees, including members of the Executive Committee and the Chairman and Chief Executive Officer.

2. Other beneficiaries

The Board of Directors also decided, at its meeting of December 9, 2005, to grant bonus shares to persons other than recipients of stock options. This grant concerned 1,205 employees.

The number of bonus shares granted per person ranged from 50 to 150.

Overall, the bonus shares distribution policy concerned 3,420 individuals and involved a total number of 660,780 shares. As regards Group senior management (Chairman and Chief Executive Officer, members of the Executive Committee), in accordance with the rule limiting the total number of shares that can be granted per person, the Board of Directors granted 2,000 bonus shares to each of these individuals.

Stock subscription options granted by the Company and all Group companies during fiscal year 2005 to corporate officers in office at December 31, 2005

	Number of stock options granted	Subscription price	Date of plan	Expiration date
Gérard Mestrallet	385,000(a)	€24.20	12/09/2005	12/08/2013

(a)	The exercise of these stock options is subject to certain conditions (see information on stock options above).

Stock options exercised during fiscal year 2005 by corporate officers in office at December 31, 2005

	Number of stock options granted	Subscription price	Date of plan	Expiration date
Gérard Mestrallet	187,850	€16.74	11/17/1997	Plan expired

Number of shares and stock options held by members of the Board of Directors at December 31, 2005

	Number of shares held at December 31, 2005	Number of stock options held at December 31, 2005 (across all plans)
Gérard Mestrallet	33,326	2,946,109
Albert Frère	2,000	-
Edmond Alphandéry	2,000	-
Antonio Brufau	2,222	-
René Carron	3,500	-
Gerhard Cromme	2,000	-
Etienne Davignon	11,111	95,294
Paul Desmarais Jr	2,000	-
Richard Goblet d’Alviella	2,000	-
Jacques Lagarde	5,778	-
Anne Lauvergeon	2,278	-
Jean Peyrelevade	3,694	-
Thierry de Rudder	2,000	-
Jean-Jacques Salane	2,000	-
Lord Simon of Highbury	2,000	-

Loans and guarantees granted to or issued in favor of members of the Board of Directors or management structures

None.

15.2 PROVISIONS BOOKED FOR PENSION

        OBLIGATIONS

In the financial statements at December 31, 2005, provisions booked in respect of pension obligations in favor of members of the Executive Committee stood at €14.7 million.

16	FUNCTIONING OF THE BOARD OF DIRECTORS AND

           OTHER MANAGEMENT STRUCTURES ACTIVITIES OF THE

           BOARD OF DIRECTORS

16.1	DATES ON WHICH DIRECTORS’ TERMS OF OFFICE EXPIRE

16.2	INFORMATION ON SERVICE AGREEMENTS INVOLVING DIRECTORS

Regulated related party agreements entered into in 2005

16.3	INFORMATION ON THE AUDIR COMMITTEE AND THE COMPENSATION COMMITTEE

16.4	COMPLIANCE WITH CORPORATE GOVERNANCE REGULATIONS IN THE COUNTRY OF ORIGIN

Article 15 of the Bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders’ meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his or her duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which have been amended on several occasions, and a Directors’ Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors (these documents are available at the Company’s corporate headquarters and on its website: www.suez.com).

In addition, the SUEZ Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the period of preparation and approval of the financial statements which begins on the first day of the month preceding the date of the Board of Directors meeting held to approve the annual and half-year financial statements and terminates two days after this meeting. This general measure is supplemented by Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of SUEZ’s General Secretary before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter also provides for the completion of regular evaluations of the Board of Directors’ performance, by an independent Director. Jacques Lagarde was asked to perform such evaluations of the Board of Directors and its committees in 2002 and 2003.

In October 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after having issued an invitation for bids from three specialized consultancy firms, it appointed an external consultant to carry out this evaluation.

The summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, was approved by the Ethics, Environment and Sustainable Development Committee at its meeting of January 19, 2005 and was submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on March 9, 2005 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation.

Pursuant to Article 11 of the Company’s Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year.

It met eight times during fiscal year 2005 and the overall attendance rate was 87%. From January 1, 2006 to the end of 2006, the Board of Directors met 5 times.

Directors receive directors’ fees based on attendance, the amount of which was set during the General Shareholders’ Meeting of April 26, 2002 at an aggregate of €800,000 per year for fiscal year 2002 and all subsequent fiscal years until a new decision is taken in this respect.

Pursuant to the recommendation of the Compensation and Nomination Committee made on April 27, 2004, the Board of Directors meeting held on the same day set the following allocation rules:

Directors
Fixed fee	€35,000 per year
Variable fee, dependent on attendance	€1,500 per meeting
Committee chairman (other than Audit Committee)
Fixed fee	€15,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Committee member (other than Audit Committee)
Fixed fee	€7,000 per year
Variable fee, dependent on attendance	€1,000 per meeting

Taking into account the substantial increase in the Audit Committee’s workload due to the implementation of the French Financial Security Act (Loi de Sécurité Financière) and the US Sarbanes-Oxley Act, the Board of Directors, acting on a recommendation from the Compensation and Nomination Committee, decided at its meeting held on May 13, 2005, to increase the Audit Committee’s annual compensation as follows:

Audit Committee Chairman
Fixed fee	€25,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Audit Committee member
Fixed fee	€10,000 per year
Variable fee, dependent on attendance	€1,000 per meeting

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors’ fees.

On this basis, the following attendance fees were paid to Directors in respect of fiscal year 2005:

Jean Gandois	€25,333	Director until the Shareholders’ Meeting of May 13, 2005
Albert Frère	€44,000(a)
Edmond Alphandéry	€65,417
Antonio Brufau	€55,500(a)
René Carron	€62,667
Gerhard Cromme	€49,000(a)
Etienne Davignon	€70,500(a)
Lucien Douroux	€27,250	Director until the Shareholders’ Meeting of May 13, 2005
Paul Desmarais Jr.	€49,000(a)
Richard Goblet d’Alviella	€40,500	Director appointed by the Shareholders’ Meeting of May 13, 2005
Jacques Lagarde	€70,500(a)
Anne Lauvergeon	€59,000
Jean Peyrelevade	€45,500
Thierry de Rudder	€45,500(a)
Lord Simon of Highbury	€57,667(a)

(a)	Before deduction of the 25% withholding tax leveled on attendance fees paid to Directors who are not French residents.

In 2005, the total amount of attendance fees was €767,334, compared with €725,666 in 2004.

16.1 DATES ON WHICH DIRECTORS’ TERMS OF

        OFFICE EXPIRE

See Section 14.1 “Members and functioning of the Board of Directors and management structures.”

16.2	INFORMATION ON SERVICE AGREEMENTS INVOLVING DIRECTORS

Regulated related party agreements approved in 2005

•

In preparation for the planned liberalization of the electricity and natural gas markets in France and Europe, SUEZ asked the consulting firm of Toulouse & Associés to undertake a strategic review and analysis of SUEZ’s development options in these markets (the “Initial Engagement”).

The terms of this engagement were set in an agreement dated February 21, 2005, which was approved by the Board of Directors at its meeting of January 19, 2005.

In the course of the “Initial Engagement,” Toulouse & Associés had begun to study ways of increasing SUEZ’s stake in Electrabel and analyze the corresponding financial impacts.

At its meeting of September 7, 2005, the Board of Directors authorized the signing of a new agreement with Toulouse & Associés to expand and complete the initial review, within the scope of the cash and share bid for Electrabel.

In return for the recommendations provided, as well as for a complete study of Société Européenne, the following compensation was paid to Toulouse & Associés:

-	€360,000 for “Initial Engagement”

-	a flat-fee commission of €1,330,000, before tax, following the delivery of Electrabel shares to SUEZ under the cash and share bid;

-	a success fee of €1,000,000, before tax, owing to the fact that the SUEZ Group’s final stake in Electrabel was higher than 75%;

•

Since the end of 2001, GIE SUEZ Alliance has been the Group’s central financing vehicle in the banking and bond markets. At its meeting of March 9, 2005, the Board of Directors decided to expand the scope of GIE SUEZ Alliance’s operations to include the largest SUEZ subsidiaries which were not part of this intercompany partnership, in order to facilitate their financing arrangements.

This expansion in the scope of operations of GIE SUEZ Alliance was expressly authorized by the Board of Directors, owing to the fact that some SUEZ Directors also sit on the boards of directors of some of its subsidiaries which are part of the GIE SUEZ Alliance intercompany partnership;

•

as part of SUEZ’s cash and share bid for Electrabel shares not yet held by SUEZ or its subsidiaries, and for the purpose of financing this acquisition, the Board of Directors expressly approved the following agreements at its meeting of August 9, 2005:

-	engagement letters to be signed with Calyon and Morgan Stanley Bank International Limited regarding their engagements in relation to the planned bid,

-	the credit agreement to be signed with Calyon and Morgan Stanley Bank International Limited,

-	a guarantee to be issued in the event that SUEZ Finance, a whollyowned SUEZ subsidiary, should become a party to the credit agreement, as a borrower,

-	the deposit account agreement, unconditional loan agreement and engagement letter to be signed with Calyon Belgium;

•

as part of the plan to issue new SUEZ shares for cash while maintaining shareholders’ preferential subscription rights, the Board of Directors expressly approved an underwriting agreement to be signed with Calyon and Morgan Stanley, among others.

16.3	INFORMATION ON THE AUDIT COMMITTEE
AND THE COMPENSATION COMMITTEE

See Section 14 “ Corporate Governance.”

16.4	COMPLIANCE WITH CORPORATE
GOVERNANCE REGULATIONS IN THE
COUNTRY OF ORIGIN

See Section 16 “Activities of the Board of Directors.”

17	EMPLOYEES

17.1	NUMBER OF EMPLOYEES AND BREAKDOWN BY
PRINCIPAL BUSINESS SEGMENT AND BY SITE
17.2	SHAREHOLDINGS AND STOCK OPTIONS
17.3	AGREEMENT WITH REGARD TO EMPLOYEES’ SHARES IN THE ISSUER’S CAPITAL

Employee profit sharing and incentive plans Employee shareholdings

17.1	NUMBER OF EMPLOYEES AND BREAKDOWN
BY PRINCIPAL BUSINESS SEGMENT AND BY
SITE

See Section 6.6.2. of this Reference Document, on human resources policies.

17.2	SHAREHOLDINGS AND STOCK OPTIONS

Reference should be made to Section 15.1 which contains a table showing the number of shares and stock options owned by the members of the Board of Directors as of December 31, 2005, and Note 35.2 of Section 20.

17.3	AGREEMENT WITH REGARD TO EMPLOYEE OWNERSHIP OF THE ISSUER’S CAPITAL

Employee profit sharing and incentive plans

Each year, SUEZ employees benefit from profit-sharing schemes. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2000	2001 (a)	2002	2003 (b)	2004	2005
€5,083,977	€552,420	€112,051	–	€1,137,170	€321,406

(a) The marked decrease in figures from 2001 is due to the spin-off of the Water Division and a decrease in the number of parent company employees.

(b) Pursuant to the application of derogatory formulae or applicable French ordinary law, profit sharing equals zero because of the 2003 loss.

An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2000	2001 (a)	2002	2003	2004	2005
€4,516,119	€642,670	€598,455	€353,465	€288,547	€275,092

(a) The marked decrease in figures from 2001 is due to the spin-off of the Water Division and a decrease in the number of parent company employees.

Employee shareholdings

SUEZ has a voluntary employee share ownership policy.

As of December 31, 2005, employees held 3.3% of the share capital which they acquired through a corporate savings plan offering standard subscription formulae and leveraged formulae in connection with the Spring 1999, 2000, 2002, 2004 and 2005 programs.

Employees benefited from a 20% discount on the share price.

Since the launch of its first international corporate savings plan with leveraged formulae in 1999, SUEZ has renewed its offer to employees of the Group including the offer of new products developed using new techniques.

Stock options granted by the Company and by all companies included within the stock option plan during fiscal year 2005 to the ten employees of the issuer and those companies who are not corporate officers and to whom the greatest number of options were allocated.

Number of options allocated	Subscription price	Plan	Expiration date
967,000	€24.20	12/09/2005	12/08/2013

Stock options exercised during fiscal year 2005 by the ten Group employees who are not corporate officers and who exercised the largest number of options

Number of options excercised	Subscription price	Plan	Expiration date
432,011*	€16.74	11/17/1997	11/17/2005
91,107**	€16.50	11/17/1997	11/17/2005

* Before adjustment of the October 2005 subscription price.

** After adjustment of the October 2005 subscription price.

18	MAJOR SHAREHOLDERS

18.1	BREAKDOWN OF THE SHARE CAPITRAL AS OF DECEMBER 31, 2005
Major changes in shareholdings during the last three fiscal years
Disclosure of Shareholdings
18.2	DIFFERENT VOTING RIGHTS
18.3	CONTROL
18.4	AGREEMENT RELATING TO A CHANGE OF CONTROL

As of December 31, 2005, the share capital of SUEZ was €2,541,512,510 made up of 1,270,756,255 fully paid-up shares of €2 par value each, representing 1,384,459,034 voting rights.

At the end of December 2005, SUEZ performed a survey of all identifiable bearer shares and identified approximately 440,000 individual shareholders.

18.1 BREAKDOWN OF THE SHARE CAPITAL AS OF

        DECEMBER 31, 2005

	% share capital (a)	% voting rights (b)
Groupe Bruxelles Lambert (GBL)	7.3%	11.5%
Groupe Crédit Agricole (c)	3.4%	5.5%
Employee shareholdings (c)	3.3%	3.5%
Groupe CDC	2.8%	3.3%
Areva	2.2%	2.0%
Groupe CNP Assurances	1.6%	1.5%
Caixa	1.4%	1.2%
Sofina	1.1%	1.0%
Treasury stock	1.0%	–
Management	n.m.	n.m.
Public (to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital)	75.9%	70.5%
	100%	100%

(a)	Calculated based on the number of shares outstanding as of 12/31/2005.
(b)	Calculated based on the number of voting rights reported in the 11/23/2005 BALO (French official gazette of legal announcements), i.e. 1,393,250,194.
(c)	See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

Major changes in shareholdings during the last three fiscal years

	12/31/2003		12/31/2004		12/31/2005
	% share capital	% voting rights	% share capital	% voting rights	% share capital		% voting rights
Groupe Bruxelles Lambert (GBL)	7.2	12.5	7.1	12.3	7.3		11.5
Employee shareholdings (b)	3.9	4.5	4.2	5.1	3.3	(a)	3.5
Groupe Crédit Agricole (b)	3.4	5.8	3.4	5.8	3.4		5.5
Groupe CDC	3.2	3.7	3.1	3.7	2.8		3.3
Cogema/Areva	2.3	2.8	2.2	4.0	2.2		2.0
CNP Assurances	1.7	1.5	1.6	1.5	1.6		1.5
Caixa	1.5	1.4	1.5	1.4	1.4		1.2
Sofina	1.2	1.1	1.2	1.0	1.1		1.0

(a)

Based on the 16th resolution adopted by the April 27, 2004 Combined Ordinary and Extraordinary Shareholders’ Meeting of Shareholders and the 15th resolution adopted by the May 13, 2005 Combined Ordinary and Extraordinary Shareholders’ Meeting of Shareholders, SUEZ reserved the capital increase for the Group’s employees (referred to as Operation Spring 2005). This tansaction gave rise to the issuance of 12.8 million shares.

(b)	See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

The difference observed between percentage interests in the share capital and voting rights is due to the following:

•	the Company’s bylaws confer double voting rights on shares held by the same shareholder for over two years in registered form;

•	applicable law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there are no shareholder agreements.

Disclosure of Shareholdings

Exceeding Statutory Threshold Disclosure Requirements

On December 29, 2005, Crédit Agricole crossed the legal threshold of 5% and reported that it held 5.06% of SUEZ’s capital and 6.99% of its voting rights.

For technical reasons relating to regulations governing transparency, this disclosure includes the 21.1 million SUEZ shares held to cover the Crédit Agricole Group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised in accordance with the rules set by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of the SUEZ Group.

In light of these agreements, the 21.1 million shares held as mentioned above are entered in our various tables showing the breakdown of capital under the heading “Employee shareholdings” and not under Crédit Agricole.

Disclosures of shareholdings made since January 1, 2005

Date of Crossing	Upwards/downwards	% held	Reporting Entity
March 24, 2005	Downwards/upwards	1.1%	Société Générale
April 1, 2005	Downwards	0.4%	Société Générale
April 22, 2005	Upwards/downwards	1%	Société Générale
April 29, 2005	Upwards	1.5%	Société Générale
May 13, 2005	Upwards	3.5%	Société Générale
May 29, 2005	Upwards	1.2%	BNP PAM Group
June 14, 2005	Downwards	4.8*%	Crédit Agricole S.A.
June 15, 2005	Upwards	5.2*%	Crédit Agricole S.A.
June 17, 2005	Downwards	4.9*%	Crédit Agricole S.A.
June 17, 2005	Downwards	0.6%	Société Générale
June 20, 2005	Upwards	5.2*%	Crédit Agricole S.A.
July 13, 2005	Upwards	1.0%	Prédica
August 9, 2005	Upwards	2.2%	UBS
August 24, 2005	Upwards	8%	Groupe Bruxelles Lambert
September 30, 2005	Upwards	1.3%	Société Générale
October 21, 2005	Downwards	0.9%	Société Générale
October 27, 2005	Downwards	5.0*%	Crédit Agricole
October 28, 2005	Upwards	5.1*%	Crédit Agricole
November 4, 2005	Upwards	1.5%	Société Générale
November 29, 2005	Downwards	2.8%	Groupe CDC
November 29, 2005	Downwards	4.7%	Société Générale
November 30, 2005	Upwards	2.2%	Areva
December 1, 2005	Downwards	7.4%	Groupe Bruxelles Lambert
December 7, 2005	Downwards	1.1%	UBS London
December 9, 2005	Upwards	2.1%	Société Générale
December 29, 2005	Upwards	5.1*%	Crédit Agricole
January 6, 2006	Downwards	1.9%	Société Générale
January 18, 2006	Downwards	4.6*%	Crédit Agricole
January 27, 2006	Downwards	0.3%	Société Générale

*

These disclosures include the shares held to cover the Crédit Agricole S.A. Group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised in accordance with the rules set by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of the SUEZ Group.

18.2 DIFFERENT VOTING RIGHTS

Double voting rights are attributed, in proportion to the percentage of share capital they represent, to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of earnings, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted free to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of an inheritance or family gift.

Double voting rights can only be cancelled:

•	by a decision made at an Extraordinary Shareholders’ Meeting by all the shareholders with a view to amending the bylaws;

•	subject to the ratification of such decision by the Special Meeting of shareholders that hold double voting rights, which must approve this cancellation by a two-thirds majority.

As of December 31, 2005, after deduction of treasury stock, the Company had 125,984,487 shares carrying double voting rights.

18.3 CONTROL

Not applicable.

18.4 AGREEMENT RELATING TO A CHANGE OF

        CONTROL

As of the date hereof, to SUEZ’s knowledge, no agreement exists with regard to options over an entity that belongs to the SUEZ Group, nor any agreement the implementation of which may give rise to a change in control of the Company.

19 TRANSACTIONS WITH AFFILIATED

       COMPANIES

19.1 PROPORTIONATELY CONSOLIDATED

        ENTITIES

The purpose of this Section is to highlight relationships between the Group and its shareholders (or representatives), on the one hand, and between the Group and the companies over which the Group has no sole control (proportionately consolidated entities or affiliated companies), on the other hand.

Only material transactions are mentioned below.

Itasa

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by the SUEZ Group from the Acea-Electrabel group amounted to €162.1 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €774.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

Zandvliet Power

Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 to manage the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €251.2 million in 2005, compared to €280.4 million in 2004. Amounts owed to ESO/Elia totaled €12.5 million at December 31, 2005, versus €12.8 million at December 31, 2004.

The Group billed services provided to ESO/Elia amounting to €100.0 million in 2005, compared to €110.1 million in 2004.

Lastly, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2005 (i.e. €354.8 million at maturity in 2009 and €453.6 million at maturity beyond 2010), compared to €1,123.8 million at December 31, 2004. In 2005, loans generated financial revenues of €29.9 million, compared to €33.4 million in 2004.

Intercommunal Companies

The Intercommunal Companies, which were consolidated in accordance with the equity method, distribute the gas and electricity produced by Electrabel and Distrigaz to private Belgian customers who are not concerned by deregulation. Electrabel sold €738.6 million of gas and electricity to the Intercommunal Companies in 2005 and €963.9 million in 2004.

Electrabel and Electrabel Customer Solutions paid gas and electricity supply costs to the Intercommunal Companies totaling €1,078.7 million in 2005 and €1,368.2 million in 2004.

19.2 AFFILIATES

The Intercommunal Companies have no staff. In accordance with its bylaws, Electrabel lends its staff to the Intercommunal Companies to provide supply services on a daily basis. Electrabel bills all of its work, supplies and services to the Intercommunal Companies. Amounts invoiced amounted to €1,431.2 million in 2005 and €1,371.9 million in 2004.

Trade receivables relating to services and the supply of gas and electricity amounted to €78.1 million as of December 31, 2005 compared with €243.3 million as of December 31, 2004.

Electrabel’s accounts payable to the Intercommunal Companies amounted to €337.4 million as of December 31, 2005 compared with €344.5 million as of December 31, 2004.

Electrabel granted the Intercommunal Companies cash advances of €398.8 million compared with €536.7 million as of December 31, 2004. The Intercommunal Companies had a receivable from Electrabel amounting to €26.2 million as of December 31, 2005 compared with €81.9 million as of December 31, 2004.

Electrabel has the right to be reimbursed for the amounts set aside with respect to the pension and retirement obligations of its distribution personnel. Such amounts totaled €1,191.4 million in 2005 compared with €1,212 million in 2004.

Compagnie Nationale du Rhône (CNR)

The Group has signed purchase and sales agreements with CNR. In 2005, the Group purchased electricity from CNR for €42.9 million compared with €46.1 million in 2004 and sold €27.5 million of electricity in 2005 compared with €28.8 million in 2004.

The Group’s accounts payable to CNR totaled €6.1 million as of December 31, 2005 compared with €10.5 million as of December 31, 2004. The trade receivables owed by CNR totaled €2.9 million as of December 31, 2005 compared with €6.5 million as of December 31, 2004.

Sohar

Services relating to the construction of the Sohar station were billed in the amount of €206.9 million.

Furthermore, the Group granted Sohar on time completion guarantees for a total maximum of €45.4 million.

Contassur

Contassur is a captive insurance company consolidated by the Group using the equity method. Pension funds of certain Group employees have entered into insurance contracts with Contassur.

The insurance policies taken out with Contassur represent “Reimbursement rights” which are recorded as “Other assets” in the balance sheet. These reimbursement rights amounted to €318 million as of December 31, 2005 compared with €325 million as of December 31, 2004.

20	FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER

20.1	CONSOLIDATED FINANCIAL STATEMENTS	144
20.2	NOTES TO THE STATEMENTS	151
20.3	VERIFICATION OF YEARLY FINANCIAL HISTORICAL DATA	264
20.4	DIVIDEND DISTRIBUTION POLICY	265
20.5	LEGAL PROCEEDINGS AND ARBITRATIONS	266
20.6	SIGNIFICANT CHANGE IN THE FINANCIAL OR COMMERCIAL SITUATION	268

20.1 CONSOLIDATED FINANCIAL STATEMENTS

Key figures	145

Consolidated balance sheets	147

Assets	147

Liabilities	147

Consolidated income statement	148

Consolidated cash flow statement	149

Consolidated statement of changes in equity	150

Key figures

Key figures of the SUEZ Group for fiscal years ended in December 31, 2005 and 2004 presented under IFRS:

		IFRS
In millions of euros		2005	2004
1.	Revenues	41,488.9	38,057.7
	of which revenues generated outside France	31,769.2	29,481.1
2.	Income
	- Gross operating income	6,508.2	5,932.4
	- Operating income	3,902.2	3,736.7
	- Net income	2,512.7	1,696.4
3.	Cash flow
	Cash flow from operating activities	5,825.5	4,970.1
	of which gross cash flow before financial loss and income tax	5,750.9	5,680.8
	Cash flow from (used in) investing activities	(8,992.0)	124
	Cash flow from (used in) financing activities	6,488.3	(8,083.4)
4.	Balance sheet
	Shareholders’ equity	16,511.4	7,837.5
	Total equity	19,089.6	12,916.2
	Total assets	80,281.5	60,226.5
5.	Share data (in euros)
	- Average number of shares outstanding (a)	1,053,241,249	995,133,046
	- Number of shares at year-end	1,270,756,255	1,020,465,386
	- Net earnings per share (b)	2.39	1.70
	- Dividend distributed (b)	1.00	0.79
6.	Total average workforce	208,891	217,180
	- Fully consolidated companies	157,918	160,966
	- Proportionally consolidated companies	41,673	50,614
	- Companies accounted for under the equity method	9,300	5,600

(a)	Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

(b)	2004 IFRS dividend adjusted for the impact of the capital increase with preferential subscription rights carried out in 2005. 2005 dividend: as recommended.

Key figures of the SUEZ Group for each of the four fiscal years ended in December 31, 2004, 2003, 2002 and 2001 presented under French GAAP:

				French GAAP
In millions of euros		2004	2003	2002	2001
1	Revenues	40,739.4	39,621.8	46,089.8	42,359.2
	of which revenues generated outside France	31,278.7	29,871.3	36,119.5	33,373.5
	Pro forma trading revenues (excluding energy trading)	40,739.4	39,621.8	40,783.9	N/A
	of which revenues generated outside France	31,278.7	29,871.3	31,241.6	N/A
2.	Income
	- Gross operating income	6,198.2	6,010.9	7,253.7	7,737.9
	- Operating income	3,601.3	3,204.9	3,707.6	4,063.8
	- Net income	1,804.4	(2,165.2)	(862.5)	2,086.7
3.	Cash flow
	Cash flow from operating activities	4,376.5	4,495.6	4,826.5	5,402.5
	of which gross cash flow	4,486.6	3,726.9	4,856.7	4,816.7
	Cash flow from (used in) investing activities	(281.6)	3,607.9	(3,200.9)	(4,332.0)
	Cash flow from (used in) financing activities	(7,084.1)	(6,190.0)	1,719.8	(889.3)
4.	Balance sheet
	Shareholders’ equity	7,922.5	6,895.7	10,577.5	14,397.2
	Total equity	12,693.0	11,742.9	15,768.2	20,844.2
	Total assets	62,981.9	69,950.2	84,151.3	89,481.4
5.	Share data (in euros)
	- Average number of shares outstanding (a)	995,133,046	993,508,578	991,270,887	985,089,012
	- Number of shares at year-end	1,020,465,386	1,007,679,806	1,007,422,403	1,026,280,965
	- Net earnings/(loss) per share (a)	1.81	(2.18)	(0.87)	2.12
	- Dividend distributed	0.80	0.71	0.71	0.71
6.	Total average workforce	217,180	233,009	241,607	360,142
	- Fully consolidated companies	160,966	173,368	189,062	177,545
	- Proportionally consolidated companies	50,614	49,694	26,680	31,773
	- Companies accounted for under the equity method	5,600	9,947	25,865	150,824

(a)	Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

Consolidated balance sheets

Assets

In millions of euros	Note	Dec. 31 2005	Jan. 1 2005	Dec. 31 2004 (IAS format)	Dec. 31 2004
NON-CURRENT ASSETS
Intangible assets, net	16.1	3,453.5	3,352.9	3,352.9	3,352.9
Goodwill	15	13,033.2	5,322.3	5,322.3	5,322.3
Property, plant and equipment, net	17.1	20,212.4	19,366.7	19,366.7	19,366.7
Financial assets					4,969.8
Available-for-sale securities	20.1	2,671.5	2,222.6	1,654.7
Loans and receivables carried at amortized cost	20.2	2,440.2	2,532.8	2,036.3
Derivative instruments (incl. commodity derivatives)	20.3	2,145.9	1,072.9
Investments in associates	18.1	3,218.5	2,503.3	2,938.8	2,938.8
Other non-current assets	22	1,627.7	1,680.7	1,681.7	296.3
Deferred tax assets	13.2	1,143.9	948.3	720.9	720.9
TOTAL NON-CURRENT ASSETS		49,946.8	39,002.5	37,074.3	36,967.7
CURRENT ASSETS
Financial assets					771.3
Available-for-sale securities	20.1		1,424.5	1,232.7
Derivative instruments (incl. commodity derivatives)	20.3	4,533.3	1,034.4
Loans and receivables carried at amortized cost	20.2	194.0	591.7	584.6
Trade and other receivables	20.6	10,394.7	9,733.4	9,733.9
Inventories	21	1,344.8	1,145.6	1,145.7	1,145.7
Other assets	22	2,607.9	2,740.5	3,130.8	12,784.6
Short-term securities	20.7	885.6	420.3	412.9
Cash and cash equivalents		10,374.4	6,886.2	6,911.6	8,557.2
TOTAL CURRENT ASSETS		30,334.7	23,976.6	23,152.2	23,258.8
TOTAL ASSETS		80,281.5	62,979.1	60,226.5	60,226.5

Liabilities

In millions of euros	Note	Dec. 31 2005	Jan. 1 2005	Dec. 31, 2004 (IAS format)	Dec. 31 2004
Shareholders’ equity	23	16,511.4	8,029.5	7,837.5	7,837.5
Minority interests		2,578.2	5,128.4	5,078.7	5,078.7
TOTAL EQUITY		19,089.6	13,157.9	12,916.2	12,916.2
NON-CURRENT LIABILITIES
Provisions	24	8,680.0	8,361.8	8,390.1	8,390.1
Long-term borrowings	26.1	16,406.9	16,708.7	16,251.6	16,251.6
Derivative instruments (incl. commodity derivatives)	26.2	2,191.7	600.7
Other financial liabilities	26.4	858.5	442.5	443.1
Other non-current liabilities	29	949.5	1,078.8	1,080.5	1,523.6
Deferred tax liabilities	13.2	1,177.2	1,082.7	964.4	964.4
TOTAL NON-CURRENT LIABILITIES		30,263.8	28,275.2	27,129.7	27,129.7
CURRENT LIABILITIES
Provisions	24	1,723.8	1,861.2	1,872.3	1,872.3
Short-term borrowings	26.1	9,079.9	4,214.7	4,001.5	4,001.5
Derivative instruments (incl. commodity derivatives)	26.2	5,188.9	1,340.0
Trade and other payables	26.3	10,078.8	9,199.0	9,204.2	9,204.2
Other current liabilities	29	4,856.7	4,931.1	5,102.6	5,102.6
TOTAL CURRENT LIABILITIES		30,928.1	21,546.0	20,180.6	20,1806
TOTAL EQUITY AND LIABILITIES		80,281.5	62,979.1	60,226.5	60,226.5

Consolidated income statement

In millions of euros	Note	December 31, 2005	December 31, 2004
Revenues	5	41,488.9	38,057.7
Other operating income	7	957.9	1,155.5
Purchases		(18,678.7)	(16,136.5)
Personnel costs	6	(7,902.9)	(7,831.9)
Depreciation, amortization and provisions	8	(1,701.9)	(1,636.9)
Other operating expenses	7	(10,261.1)	(9,871.2)
Current operating income		3,902.2	3,736.7
Mark-to-market on financial instruments hedging operating activities	28	(151.1)	-
Impairment	9	(657.9)	(268.2)
Restructuring costs	10	(101.5)	(73.8)
Disposals of assets	11	1,529.9	144.9
Income from operating activities		4,521.6	3,539.6
Financial loss	12	(725.3)	(1,079.1)
Income tax expense	13.1	(585.3)	(926.0)
Share in income/(loss) of associates	18.1	565.5	276.9
Net income/(loss) from discontinued operations		-	716.4
Net income before minority interests		3,776.5	2,527.8
Minority interests		1,263.8	831.4
Net Income		2,512.7	1,696.4
Earnings per share		2.39	1.70
Diluted earnings per share		2.36	1.69
Diluted earnings per share from continuing operations		2.36	0.98

Consolidated cash flow statement

In millions of euros	December 31, 2005	December 31, 2004 IFRS Format
Net income	3,776.5	2,527,8
- Share in income/(loss) of associates	565.5	281.7
+ Dividends received from associates	467.1	531.6
- Net depreciation, amortization and provisions	(2,242.7)	(1,770.0)
- Net capital gains on disposals (incl. reversals of provisions)	1,652.9	177.8
- Net income/(loss) from discontinued operations	-	716.4
- Mark-to-market on financial instruments hedging operating activities	(151.1)	-
- Other items with no cash impact	(21.4)	(22.2)
- Income tax expense	(585.3)	(926.0)
- Financial loss	(725.3)	(1,079.1)
Gross cash flow before financial loss and income tax expense	5,750.9	5,680.8
+ Tax paid	(722.9)	(729.3)
Change in working capital requirements	797.5	18.6
Cash flow from (used in) operating activities	5,825.5	4,970.1
Acquisitions of property, plant and equipment and intangible assets	(2,667.1)	(2,036.7)
Acquisitions of entities net of cash and cash equivalents acquired(1)	(9,060.2)	(520.0)
Acquisitions of available-for-sale securities	(526.6)	(159.6)
Disposals of property, plant and equipment and intangible assets	355.0	341.0
Disposals of entities net of cash and cash equivalents sold	1,972.9	1,598.5
Disposals of available-for-sale securities	650.1	733.0
Interest received on non-current financial assets	69.8	137.6
Dividends received on non-current financial assets	134.3	104.8
Change in loans and receivables originated by the Company and other	79.7	(74.6)
Cash flow from (used in) investing activities	(8,992.0)	124.0
Dividends paid	(1,521.6)	(1,490.2)
Repayment of borrowings and long-term debt	(3,245.8)	(7,926.6)
Change in short-term securities	(538.4)	(20.1)
Interest paid	(1,029.2)	(1,283.1)
Interest received on cash and cash equivalents	347.3	185.7
Increase in borrowings and long-term debt	8,515.5	2,114.0
Increase in capital (1)	2,962.1	318.4
Assignment of litigious receivables	995.4
Treasury stock movements	2.9	18.5
Cash flow from (used in) financing activities	6,488.3	(8,083.4)
Effect of changes in consolidation method, exchange rates and other	166.3	97.7
TOTAL CASH FLOW FOR THE YEAR	3,488.2	(2,891.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (2)	6,886.2	9,803.1
CASH AND CASH EQUIVALENTSAT END OF PERIOD	10,374.4	6,911.6
(1)	Excluding 2,414 million of euros corresponding to the issue of SUEZ shares as part of the tender offer for Electrabel.
(2)	Negative impact of IAS 32/39 on the opening balance sheet of 25.4 million of euros.

Consolidated statement of changes in equity

	Number of shares	Share capital	Additional paid-in capital	Consolidated reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative transalation adjusment	Share- holders’ equity	Minority interests	TOTAL
Equity under French GAAP at December 31, 2003	1,007,679,806	2,015.3	6,470.1	1,021.7		(372.6)	(2,238.8)	6,895.7	4,847.2	11,742.9
Impact of the first-time adoption of IFRS at Jan. 1, 2004				(2,185.8)			2,238.8	53.0	328.0	380.9
Equity under IFRS at January 1, 2004	1,007,679,806	2,015.3	6,470.1	(1,164.1)		(372.6)		6,948.7	5,175.2	12,123.8
Translation adjustments							(156.2)	(156.2)	42.1	(114.1)
Net income and expenses recognized in equity							(156.2)	(156.2)	42.1	(114.1)
Net income				1,696.9		(0.6)		1,696.3	835.9	2,532.3
Total recognized income and expense for the period				1,696.9		(0.6)	(156.2)	1,540.1	878.1	2,418.2
Conversion of bonds	4,222	-	0.1					0.1		0.1
Shares issued for employees and share - based payment	12,781,358	25.6	151.7	17.8				195.1		195.1
Dividends paid				(859.1)		0.6		(858.5)	(631.7)	(1,490.2)
Net acquisitions of treasury stock				(1.8)		20.3		18.5		18.5
Other changes				(6.5)				(6.5)	(342.8)	(349.3)
Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	(316.7)		(352.3)	(156.2)	7,837.5	5,078.7	12,916.2
First-time adoption of IAS 32/39				(364.9)	629.1	(3.0)	(68.9)	192.3	49.6	241.9
Available-for-sale financial assets					64.6			64.6	(33.7)	30.9
Net investment hedges					(117.7)			(117.7)	11.9	(105.8)
Cash flow hedges					(23.9)			(23.9)	9.7	(14.3)
Commodity cash flow hedges					(406.3)			(406.3)	(15.6)	(421.9)
Deferred taxes					179.6			179.6	(2.3)	177.3
Assigment of litigious receivables				995.4				995.4		995.4
Translation adjustment					(29.4)		817.4	788.1	126.0	914.0
Net income and expenses recognized in equity				630.5	295.9	(3.0)	748.5	1,672.0	145.6	1,817.6
Net income				2,512.7				2,512.7	1,263.7	3,776.4
Total recognized income and expenses				3,143.2	295.9	(3.0)	748.5	4,184.7	1,409.3	5,594.0
Conversion of bonds	11,665,701	23.3	183.4					206.8		206.8
Shares issued for employees and share- based payment	17,315,417	34.6	266.1	35.5				336.3		336.3
Increase in capital	221,309,751	442.6	4,307.4					4,750.0		4,750.0
Dividends paid				(806.7)				(806.7)	(714.5)	(1,521.2)
Net acquisitions of treasury shares				3.3		(0.4)		2.9		2.9
Other changes									(3,195.5)	(3,195.5)
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.5	11,378.8	2,058.7	295.9	(355.6)	592.3	16,511.4	2,578.2	19,089.6

20.2 NOTES TO THE STATEMENTS

Information on the SUEZ Group

SUEZ was incorporated on February 23, 1880. Its corporate life was extended to 99 years in 1941.

The Company is headquartered at 16, rue de la Ville l’Evêque 75008 Paris – France.

SUEZ is a French société anonyme with a Board of Directors that is subject to the provisions of Book II of the French Commercial Code, as well as all other provisions of French law applicable to commercial companies. It is governed by current and future laws and by regulations applicable to sociétés anonymes and its bylaws.

SUEZ shares are listed on the Paris, New York (United States), Brussels (Belgium), Zurich (Switzerland) and Luxembourg stock markets.

On March 8, 2006, the Board of Directors of SUEZ approved and authorized for issue the consolidated financial statements of SUEZ and its subsidiaries for the year ended December 31, 2005.

Note 1

Summary of significant accounting policies

Basis of preparation

Pursuant to the European regulation on International Accounting Standards of July 19, 2002, the SUEZ Group’s consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards published by the International Accounting Standards Board (IASB) and adopted for use by the European Union at that date. These include standards approved by the IASB, including IFRS, International Accounting Standards (IAS) and the interpretations prepared by the International Financial Reporting Interpretations Committee (IFRIC) and by the former Standard Interpretations Committee (SIC).

SUEZ opted for early application with effect from January 1, 2004 of the following standards and interpretations:

•	IFRIC 4 – Determining Whether an Arrangement Contains a Lease, which is applicable for accounting periods beginning on or after January 1, 2006 but may be adopted earlier;

•

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. In accordance with this standard, assets and liabilities of discontinued operations are presented as a single amount on the face of the consolidated balance sheet and the results of discontinued operations are presented as a single amount on the face of the consolidated income statement. Application of this interpretation is effective as from January 1, 2005 with earlier application encouraged.

In accordance with the recommendations issued by the CESR1 in December 2003, and with the new European regulatory framework on prospectuses, the financial statements at December 31, 2003 prepared in accordance with French legal and regulatory requirements, have not been restated.

The consolidated financial statements at December 31, 2003 and December 31, 2004, prepared in accordance with French legal and regulatory requirements, were published in the SUEZ Reference Document (Document de Référence) filed with the French Financial Markets Authority (Autorité des marchés financiers) on April 14, 2005.

In compliance with IAS 1, the financial statements for the year ended December 31, 2005 include comparative data for 2004, namely:

•	Consolidated balance sheets at December 31, 2005 and December 31, 2004;

•	Consolidated income statements for the years ended December 31, 2005 and December 31, 2004;

•	Consolidated statements of changes in equity dated December 31, 2005 and December 31, 2004;

•	Consolidated cash flow statements for the years ended December 31, 2005 and December 31, 2004;

•	the accompanying notes.

In compliance with IFRS 1, these financial statements also include specific information relating to the impact of the transition to IFRS, which is provided in Note 2, “Impacts of the transition to IFRS.”

The SUEZ Group has elected to apply IAS 32 and IAS 39 effective from January 1, 2005. As allowed under IFRS 1, the comparative data for the year ended December 31, 2004 has not been restated.

International Financial Reporting Standards (IFRS) and IFRIC interpretations not yet effective

The Group has not applied the following standards and interpretations published by the IASB but not yet effective.

1. Committee of European Securities Regulators.

IFRS 6 – Exploration for and Evaluation of Mineral Resources, which does not apply applicable to the Group’s activities.

IFRS 7 – Financial Instruments: Disclosures and the Amendment to IAS 1: Presentation of Financial Statements – Capital Disclosures, which provide for further disclosure requirements. The Group has not yet decided whether it will apply these new requirements in 2006 or 2007.

The Amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures, applicable to financial years beginning on or after January 1, 2006. The Group has not yet decided whether to use the option providing for the elimination of the corridor method and for the recognition of actuarial gains and losses directly in equity. The other requirements of the amendment to IAS 19 will be applied in 2006; to date, the Group has not assessed the possible impacts of the amendments applicable to Group plans.

IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, IFRIC 6 – Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment, and IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies are applicable in 2006. The Group does not expect the adoption of these interpretations to have a material impact on its consolidated financial statements as they does not apply to SUEZ’s activities.

Measurement basis

These consolidated financial statements have been prepared on a historical basis convention, except for some financial instruments which are measured at fair value.

Use of judgments and estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group revises on a regular basis its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate mainly to the measurement of the recoverable amount of property, plant and equipment and intangible assets as indicated in Note 1.D and 1.E), the measurement of provisions (particularly for nuclear waste reprocessing and storage, dismantling obligations, disputes and capital renewal and replacement liabilities – see Note 1.F), pensions and other employee benefit obligations (see Note 1.S), financial instruments (see Note 1.J), and un-metered revenues.

Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the booked provisions.

Pensions and other employee benefit obligations

All pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and fair. However, any changes in these assumptions may have a material impact on the resulting calculations.

Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often sometimes only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to ensure that risks of error associated with estimating quantities sold and the resulting revenues are minimized and can be considered as not material.

As well as relying on estimates, Group management also has to use judgment to define the appropriate accounting treatment to apply to certain activities and transactions when the effective IFRS standards and interpretations in force do not specifically deal with certain accounting issues.

This particularly applies in relation to the recognition of concession contracts (see Note 1.F), the classification of services contracts (IFRIC 4 and Note 1.H), the accounting treatment of acquisitions of minority interest and the identification of operations carried out in the normal course of business, as defined by IAS 39 for electricity and natural gas purchase and sale contracts.

Current/non-current assets and liabilities

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current. However, assets and liabilities used within the operating cycle of more than 12 months are presented as current items.

A. Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method, the proportional consolidation method and the equity method:

•	subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•	companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•

the equity method is used for all associate companies over which the Group exercises significant influence. Significant influence is presumed to exist where the Group holds 20% or more of a company’s voting rights. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated statement under “Share in income of associates.”

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All inter-entity balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in Note 41.

B. Foreign currency translation methods

1. Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements have been prepared in euros (€), which is both the functional and presentation currency of the parent company.

2. Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

3. Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•

monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•	non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

4. Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation adjustments” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are qualified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation adjustments previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

5. Exemption elected by the Group on first-time adoption of IFRS

As allowed by IFRS 1, the Group has elected to reclassify cumulative translation adjustments at January 1, 2004 under “Consolidated reserves.”

C. Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists of recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within twelve months of the acquisition date.

Exemption elected by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected not to restate, in accordance with IFRS 3, acquisitions carried out prior to January 1, 2004. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares has not been restated in the opening IFRS consolidated balance sheet at January 1, 2004.

D. Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1. Goodwill

1.1 Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages – i.e., where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

As there is no specific standards of interpretations under IFRS dealing with the accounting treatment of acquisitions of minority interests carried out since January 1, 2004, the Group continues to apply the accounting treatment provided for under French GAAP. Therefore, no additional fair value adjustments to identifiable assets and liabilities are recognized when the Group acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to investments in associates is recorded under “Investments in associates.”

1.2 Measurement of goodwill

Goodwill is not amortized. Impairment tests are carried out at each year-end, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units (CGUs) which constitute groups of assets which generate cash inflows that are largely independent of the cash inflows from Cash Generating Units (CGUs).

The methods used to carry out these impairment tests are described in Note 1.G “Reviewing the recoverable amount of property, plant and equipment and intangible assets.”

Impairment losses in relation to goodwill shall not be reversed and are shown under “Impairment” in the consolidated balance sheet.

2. Other intangible assets

2.1 Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

2.2 Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

•	amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•	customer portfolios acquired on business combinations;

•

power station capacity rights: the Group helped to finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity Intangible assets are amortized on a straight-line basis over the following rights are amortized over the useful life of the underlying assets, not useful lives (in years): to exceed 40 years;

•	surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•	concession assets (see Note 1.F);

•	greenhouse gas (CO2) emission allowances.

	Term of contract
	Minimum	Maximum
Concession rights - term of contract	10	65
Customer portfolios	10	25
Other intangible assets	1	40

2.3 Accounting treatment of greenhouse gas emission allowances

As there are no work of EU Directive 2003/87/EC establishing a scheme for greenhouse gas (GHG) emission allowance trading within the European Union, GHG emission rights were granted free of charge to several of the Group’s industrial sites. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group has decided to apply the following principles:

•	pollution rights are classified as intangible assets;

•	GHC granted free of charge by the State is recorded in the consolidated balance sheet at nil;

•	rights purchased for consideration on the market are recognized at acquisition cost.

In the absence of standards or interpretations dealing specifically with the accounting treatment of GHG emissions for the year in progress, the Group records a provision corresponding to the outflow of economic resources which will be required to purchase the necessary allowances.

2.4 Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Intangible assets are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization expense for the asset is adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if their recoverable amount is once again higher than their carrying amount. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in Note 1.G.

E. Property, plant and equipment

1. Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount (see Note 1.S).

Property, plant and equipment acquired under finance leases are carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Exemption elected by the Group on first-time adoption of IFRS

The Group has decided not to apply the exemption provided for in IFRS 1, allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS consolidated balance sheet at January 1, 2004.

2. Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

Property, plant and equipment is depreciated over the following useful lives (in years):

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment:
- Energy
Production - Transport	5	40
Installation - Maintenance	3	10
Hydraulic fixtures and fittings	20	65
- Environment	2	70
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations have been reviewed and adjusted prospectively to 40 years as from January 1, 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

3. Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Items of property, plant and equipment are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount – and possibly the useful life – of the item of property, plant and equipment concerned is revised.

Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if their recoverable value is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in Note 1.G.

F. Concessions

In accordance with IAS 8 concerning the choice and application of accounting methods to be used in the absence of IFRS guidance, the Group has exercised its judgment to determine the accounting treatment to be applied in respect of concession arrangements. To exercise its judgment, and as specified by IFRIC, SUEZ Management has taken as guidance the work carried out by the IFRIC, as set out in Draft Interpretations D12, D13 and D14. However, the Group has not used the specific transitional provisions included in the Draft Interpretations, and has restated all concession arrangements at January 1, 2004.

SIC 29 – Disclosure – Service Concession Arrangements defines a concession as an arrangement that exists when an entity (the concession grantor) agrees with another entity (the concession provider, which may be a public or private entity or public authority) to provide services that give the public access to major economic and social facilities (“public interest services”).

However, the definition of a concession provided in Draft Interpretation D12 is more limited. For concession arrangements to fall within the scope of D13 (financial asset model) or D14 (intangible asset model), the grantor of the concession must continue to control the use of the infrastructure.

This requirement is met when:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•	and the grantor controls the residual interest in the infrastructure at the end of the concession, and the residual interest is significant.

In view of the above, concession infrastructure that does not meet the requirements of D12 is still presented as property, plant and equipment.

D12 sets out the common features of concession arrangements:

•	the grantor is contractually obliged to offer these services to the public (this criteria must be met for the arrangement to qualify as a concession);

•	the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•	the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

Accounting treatment of infrastructure operated under concession arrangements depends on the party primarily responsible for payment:

•	the “intangible asset” model is applied when users have primary responsibility to pay for the concession services;

•

and the “financial asset” model is applied when the grantor has the primary responsibility to pay the operator for the concession services. The financial asset model is applicable even when payments by the grantor are contingent on volume.

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as wastewater disposal and household waste incineration.

Pursuant to these principles:

•	infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•	start-up capital expenditure is recognized as follows:

-

under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

-	under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

-

when the grantor has a payment obligation for only part of the investment, the expense is recognized in financial receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Capital renewal and replacement costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal and replacement plan, tracking account, etc.).

Capital renewal and replacement costs are recognized as either (i) intangible or financial assets depending on the applicable model, when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Renewal expenditures are accrued for as a liability when the conditions set down in IAS 37 are met, i.e., when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

G. Recoverable amount of property, plant and equipment and intangible assets

In order to review the recoverable amount of property, plant and equipment and intangible assets is obtained by grouping the assets, the related carrying amounts are combined within cash generating units (CGUs).

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

a.	discount rates based on the specific characteristics of the operating entities concerned;

b.	revenue growth rates (excluding inflation) not exceeding 2% and terminal values in line with the available market data specific to the operating segments concerned.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

When impairment in value is required, the impairment loss is recorded in the consolidated income statement under “Impairment.”

H. Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether the lease transfers ownership of the asset to the lessee by the end of the lease term, whether the lessee has an option to purchase the asset and if so the conditions applicable to exercising that option, a comparison between the lease term and the estimated economic life of the asset, whether the asset is of a highly specialized nature, and a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

Accounting for arrangements that contain a lease
IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

The Group is concerned by this interpretation mainly with respect to:

•	some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•	some contracts with industrial customers relating to assets held by the Group.

I. Inventories

Inventories of raw materials and supplies held for resale are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

J. Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

K. Financial instruments

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, derivative financial instruments, and short-term securities.

1. Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and marketable securities which do not satisfy the criteria for classification as short-term investment securities.

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when an impairment test shows that the value of the related asset has fallen to below its historical acquisition cost and the asset has therefore suffered a material lasting impairment in value, in which case the cumulative loss is recognized in income under “Impairment of assets.” Only impairment losses recognized on fixed-income available-for-sale securities (debt instruments/bonds) may be reversed through the consolidated income statement.

2. Loans and receivables carried at amortized cost (excluding trade and other receivables)

This item primarily includes loans and advances to subsidiaries and affiliates, current account advances granted to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus directly attributable transaction costs.

At each balance sheet date, they are measured at amortized cost using the effective interest rate method. An impairment loss is recorded in the consolidated income statement under “Impairment of assets” where the recoverable amount of these loans or receivables is lower then the carrying amount.

3. Trade and other receivables

On initial recognition, receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see Note 1.Q).

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations customers and their geographic location.

4. Short-term securities

This item includes trading securities which do not meet the criteria for classification as cash equivalents (see Note 1.K). They are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

L. Financial liabilities

Financial liabilities include borrowings, derivative financial instruments, trade and other payables, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•	financial liabilities that the Group expects to settle within 12 months;

•	derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item.

1. Borrowings

Borrowings and other interest-bearing financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue premiums/discounts, redemption premiums/discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

2. Other financial liabilities

Other financial liabilities primarily include put options granted by the Group to minority interests.

In the specific case of put options on minority stakes, no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

a. when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

b.	at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

c.	payments of dividends to minority interests result in an increase in goodwill;

d.

in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests (see Note D.1.1).

M. Derivatives and hedge accounting

In line with its policy for managing interest rate, currency and commodity risks, the Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity.

1. Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) are settled at a future date.

Derivative instruments therefore include swaps, options and futures, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed to determine whether they represent sales and purchases arising in the ordinary course of business, in which case they can be excluded from the scope of IAS 39. The first step of the analysis consists of demonstrating that the contract was entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected sale or usage requirements in the foreseeable future in the ordinary course of its operations. The second step is to demonstrate that:

•

the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•

the contract is not negotiated with the aim of taking delivery of the underlying and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price;

•

the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as transactions falling within the scope of ordinary operations – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that fulfill all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

2. Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily of contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•	the host contract is not a financial instrument measured at fair value through profit or loss;

•

if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•	its characteristics are not closely related to those of the host contract. The absence of a “close relationship” is determined when the contract is signed.

•

Embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

3. Hedging instruments: recognition and presentation

Derivative instruments qualified as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•	a fair value hedge of an asset, a liability or a firm commitment to purchase or sell an asset;

•	a cash flow hedge;

•	a hedge of a net investment in a foreign operation.

Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income. These two adjustments are presented net under the same consolidated income statement caption, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item – i.e., operating income for operating cash flows and financial income or expense for other cash flows – in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain and loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

4. Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been – or are no longer – documented, as well as derivatives entered into by the Group in connection with proprietary energy trading activities and energy trading on behalf of its customers.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Changes in fair value of commodity derivative instruments,” in operating income for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities. All other derivative financial instruments are recognized in non-current assets and liabilities.

Financial assets and liabilities representing the carrying amount of derivative financial instruments entered into with the same counterparty are only presented net in the consolidated balance sheet when the Group has a legally enforceable right to net off the recognized amounts and intends to settle net or to realize the asset and the liability simultaneously.

Gains and losses on derivative financial instruments used by the Group in its proprietary energy trading activities and energy trading on behalf of customers, are presented net, after offsetting purchases and sales against the “Revenues” line.

N. Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings.”

O. Treasury shares

Treasury shares are recognized at cost and deducted equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

P. Reimbursement rights

Certain items recorded under French GAAP as plan assets in relation to pensions and other employee benefit obligations do not correspond to plan assets as defined in IAS 19. These assets – which are described in Note 1.S – are therefore recognized and measured as reimbursement rights. They are recorded in the consolidated balance sheet under “Other non-current assets” and “Other current assets” symmetrically with the corresponding pension and other employee benefit obligations.

Q. Construction contracts

The engineering, construction and installation operations carried out by SUEZ Energy Services and the engineering work carried out by Degremont within SUEZ Environment fall within the scope of IAS 11 – Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in Note 1.T to determine the contract revenue and costs to be recorded in the consolidated income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Progress payments received under construction contracts before the corresponding work has been carried out are recorded on the liabilities side of the consolidated balance sheet as advances received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized on the assets side of the consolidated balance sheet as “Amount due from customers under construction contracts” within “Trade and other receivables.” If the amount is negative, it is recognized on the liabilities side of the consolidated balance sheet as “Amount due to customers under construction contracts” within “Trade and other payables.”

R. Share-based payment

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

1. Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial valuation method, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

2. Corporate Savings Plan

The Group’s corporate savings plans, which enable employees to subscribe to shares at a lower-than-market price, are accounted for in accordance with IFRS 2. The cost relating to the required five-year holding period for the shares, as provided for in French law, was measured on the basis of the lowest financing rate (in a given range) available to an individual shareholder.

First-time adoption

Pursuant to the provisions of IFRS 2, only plans granted after November 7, 2002 which have not yet vested at January 1, 2005, have been recognized. Plans granted prior to November 7, 2002 have not been measured and are not recognized in the financial statements.

S. Provisions

1. Provisions for pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. Accordingly:

•	the cost of defined contribution plans is expensed based on the amount of contributions paid;

•

the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded where commitments under these plans exceed the plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets.”

As regards employee benefit obligations, among the options offered by IAS 19 with respect to the recognition of actuarial gains and losses arising after January 1, 2004, the Group has elected to continue to apply the “corridor” method. This method consists in recognizing the portion of net cumulative actuarial gains and losses resulting from changes in actuarial assumptions that exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets. The fraction exceeding 10% is spread over the remaining service lives of plan participants. However, actuarial gains and losses on other long-term benefits such as long-service awards, are recognized immediately in income.

The interest cost in respect of pension and other employee benefit obligations is presented as a financial expense and the expected return on plan assets is presented as financial income.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. The inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs. Electrabel’s obligation in relation to these staff is recognized as a liability in the consolidated balance sheet under provisions for pensions and other employee benefit obligations and a reimbursement right on the inter-municipal entities is recognized as an asset in the same amount under “Other current assets” and “Other non-current assets” (see Note 1.P).

Similarly, insurance policies taken out with related parties to fund pensions and other employee benefit obligations are recognized as reimbursement rights in accordance with IAS 19.

In accordance with IAS 19, these reimbursement rights are recognized and measured in the same way as plan assets.

Option chosen by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS consolidated balance sheet at January 1, 2004 cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2. Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expense.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded at the same time by including this dismantling obligation in the carrying amount of the facilities concerned (see Note 1.E). Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner.

T. Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•	sale, transport and distribution of electricity and gas;

•	water and waste services;

•	engineering contracts, construction contracts and rendering of services;

•	other services.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenue is measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1. Sale, transport and distribution of energy

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

For residential customers eligible for deregulated services whose consumption is metered annually, energy delivered but un-metered at year-end is measured based on historical data and consumption statistics as well as the estimated selling price.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

Both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recognized in revenue based on the net amount.

2. Water and waste services

Water

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

3. Engineering, construction and service contracts

Revenues from engineering, construction and service contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 and IAS 18, as described in Note 1.Q. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

4. Other services

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company.” All work, supplies and services required for the purposes of the mixed inter-municipal company are, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

U. Tax

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

V. Earnings per share

Basic earnings per share are calculated by dividing net income for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

All per share data presented in the key figures and at the foot of the consolidated statements of income are calculated based on this weighted average number of shares outstanding during the reporting period, as detailed in Note 14.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.). The calculation of diluted earnings per share presented in the statement of income is also detailed in Note 14.

W. US GAAP reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income and shareholders’ equity determined in accordance with US GAAP.

Once filed (June 30 at the latest), a copy of the 20-F report can be obtained from the Company’s corporate headquarters or its website www.suez.com.

NOTE 2

Impacts of the transition to IFRS

2.1 Background

In accordance with the recommendation issued by the Autorité des Marchés Financiers (AMF) covering financial reporting during the transition period, at the time of the Annual General Meeting of May 13, 2005 SUEZ Group published, financial information for 2004 including a preliminary assessment of the impact of the transition to IAS/IFRS on the Group’s 2004 financial statements.

The 2004 financial statements included as comparative figures within the 2005 financial statements (the Group’s first full accounts under IFRS) have been adjusted and now account for the impact of concessions and IFRIC 4 – Determining Whether an Arrangement Contains a Lease. These aspects had not been dealt with in previous publications.

This note sets out the impact of the transition to IAS/IFRS on the financial statements at January 1, 2004 and December 31, 2004, and includes:

•	a reconciliation at January 1, 2004 between the summary consolidated balance sheet under French accounting standards (French GAAP) and the consolidated balance sheet under IFRS;

-	a reconciliation at December 31, 2004 between the summary consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS;

-	a reconciliation between equity under French GAAP and IFRS at January 1, 2004 and December 31, 2004;

-	a reconciliation between 2004 income under French GAAP and under IFRS;

-	a reconciliation between the 2004 statement of cash flows under French GAAP and under IFRS;

•	the impact of the adoption of IAS 32 and IAS 39 on the consolidated balance sheet and on equity at January 1, 2005(1), including:

-

a reconciliation between the summary IFRS consolidated balance sheet at December 31, 2004 (before adoption of IAS 32 and IAS 39) and the IFRS consolidated balance sheet at January 1, 2005 (after adoption of IAS 32 and IAS 39);

-	a reconciliation between equity under IFRS at December 31, 2004 (before adoption of IAS 32 and IAS 39) and January 1, 20052 (after adoption of IAS 32 and IAS 39).

2.2 Options and exemptions elected by SUEZ in relation to the first-time adoption of IFRS at January 1, 2004

IFRS 1 – First-time Adoption of International Financial Reporting Standards authorizes first-time adopters to apply certain exceptions and exemptions from other IASs/IFRSs.

SUEZ has used the following options available under IFRS 1:

2.2.1 Pensions and other employee benefit obligations – unrecognized actuarial gains and losses

The Group has elected to recognize in equity in the opening IFRS consolidated balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2.2.2 Translation adjustments

The Group has elected to reclassify cumulative translation adjustments at January 1, 2004 under “Consolidated reserves” within equity. These items were reclassified after restating goodwill in the functional currency of the acquired entity, as described in section 2.3.4.3.

2.2.3 Business combinations

In accordance with IFRS 3, SUEZ has elected not to restate acquisitions carried out prior to January 1, 2004, including additional interests purchased after the acquisition of the controlling interest. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares (see Note 13.5 to the 2004 consolidated financial statements) has not been restated in the opening IFRS consolidated balance sheet at January 1, 2004.

1.

The Group decided to postpone the application of IAS 32 and IAS 39 to January 1, 2005. Accordingly, it will not present comparative information for 2004 relating to IAS 32 and IAS 39, as allowed by IFRS 1

2.2.4 Property, plant and equipment and intangible assets

The Group has decided not to apply the option allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS consolidated balance sheet at January 1, 2004.

2.2.5 Obligation to dismantle assets and restore sites

The Group has elected to use the exemption whereby it is not required to retrospectively restate in accordance with IFRIC 1 changes in obligations for existing decommissioning, restoration and similar liabilities prior to the transition date. In accordance with this exemption:

•

the provision is measured at the date of transition in accordance with the requirements of IAS 37, i.e., on the basis of the cash flows and discount rate assumptions applicable at that date (the discount rate is 5% for power stations in Belgium);

•

the gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rate(s) that would have applied for that liability over the period from the commissioning date to the IFRS transition date;

•	accumulated depreciation has been calculated retrospectively on the recognized asset, based on the total useful life of the asset estimated at the transition date.

2.2.6 Stock options and other share-based payment

The Group has decided to apply IFRS 2 – Share-based Payment, to any equity-settled savings schemes and stock option plans granted after November 7, 2002 and not yet vested at January 1, 2005.

2.2.7 Determining whether an arrangement contains a lease – IFRIC 4

Lastly, the Group has elected to apply the transitional provisions of IFRIC 4 – Determining Whether an Arrangement Contains a Lease, based on facts and circumstances existing at the transition date.

2.3 Impact of the transition to IFRS on the consolidated financial statements at

      January 1 and December 31, 2004

2.3.1.1 Reconciliation between equity under French GAAP and IFRS at January 1, 2004 and

             December 31, 2004

	Shareholders’ equity				Minority interests				Total equity 100%
In millions of euros	Note	Jan. 1, 2004	Net income	Cumulative Translation Adjustment	Other	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004
Equity under French GAAP		6,896	1,804	(173)	(605)	7,923	4,847	4,770	11,743	12,693
Pensions and other employee benefit obligations – unrecognized actuarial gains and losses	2.3.4.1	(293)	14	6	(24)	(297)	(15)	(23)	(308)	(320)
Goodwill, of which:		179	18	(8)	5	194	(18)	23	162	218
Reversal of goodwill amortization	2.3.4.2		240	(3)		237		31		269
Negative goodwill	2.3.4.2	300	(221)		2	81	-	-	300	81
Goodwill expressed in the functional currency of the acquired entity	2.3.4.3	(121)		(5)	2	(124)	(16)	(6)	(137)	(130)
Property, plant and equipment	2.3.4.4	560	(61)	4	(10)	492	557	537	1,117	1,029
Deferred taxes –unwinding of discounting adjustment	2.3.4.5	(139)	1	-	-	(138)	(10)	(1)	(149)	(139)
Intangible assets	2.3.4.6	(78)	(11)	-	2	(88)	1	(4)	(77)	(92)
Revenue recognition	2.3.4.7	(139)	(19)	6		(152)	(51)	(69)	(190)	(221)
Share-based payment	2.3.4.9		(18)		18	-	-	-	-	-
Right of use (IFRIC 4)	2.3.4.11	(6)	(10)	2		(13)	10	13	4	(1)
Concessions	2.3.4.12	(72)	(18)	6		(84)	(26)	(29)	(98)	(113)
Other		7	(19)	(15)	(42)	(69)	(17)	(41)	(10)	(110)
Deferred tax impact on adjustments	2.3.4.5	34	15	(9)	29	69	(104)	(96)	(70)	(27)
Total IFRS adjustments		53	(108)	(7)	(23)	(85)	328	309	381	224
Equity under IFRS		6,949	1,696	(179)	(628)	7,838	5,175	5,079	12,124	12,917

NB: Each adjustment shown in the table above is discussed in section 2.3.4 of this note.

2.3.2 Reconciliation between the consolidated balance sheet at January 1, 2004 and

          December 31, 2004

2.3.2.1 Presentation of the main reclassifications regarding consolidated balance sheet

A. Current/non-current distinction

Under IAS 1, assets and liabilities must be broken down into current and non-current items. The tables in sections 2.3.2.2 A and 2.3.2.3 A show the related reclassifications made in the consolidated balance sheet.

The Group has applied the following presentation rules in accordance with IAS 1 for its principal consolidated balance sheet totals:

•

assets and liabilities that are continuously circulating as working capital in the Group’s operating cycle are classified as current items. Assets and liabilities that are not used in the operating cycle of the related businesses are classified as current items when they are expected to be realized or settled within 12 months of the balance sheet date. All other assets and liabilities are classified as non-current items;

•

fixed assets are classified as non-current items, with the exception of financial assets which are broken down according to the current/non-current distinction. Current financial assets mainly comprise financial assets that the Group expects to sell or be realized within 12 months of the balance sheet date, as well as the current portion of long-term loans and receivables;

•

provisions relating to the operating cycle of the business concerned, plus the current portion of other provisions, are classified as current items. Provisions not meeting these criteria are classified as non-current liabilities;

•

the portion of provisions for pensions and other employee benefit obligations falling due in more than one year after the balance sheet date is classified as non-current and the portion falling due within one year is classified as current. The current portion of pensions and other employee benefit obligations represents cash outflows that the Group considers will be necessary within 12 months of the balance sheet date in respect of both funded and unfunded plans.

The current and non-current portions of reimbursement rights (see section 2.3.4.1) have been recorded symmetrically in line with the corresponding pension and employee benefit obligations.

•	borrowings due within 12 months of the balance sheet date are classified as current liabilities; however, the long-term portion of borrowings is classified as a non-current item;

•	all deferred taxes are shown as non-current assets or liabilities.

B. Presentation of bond redemption and issue premiums

Bond redemption premiums (€157 million at January 1, 2004 and €106 million at December 31, 2004) and bond issue premiums (€156 million at January 1, 2004 and €111 million at December 31, 2004) have been reclassified as a deduction from borrowings.

2.3.2.2 Reconciliation of the consolidated balance sheet at January 1, 2004

A. Reclassifications

In millions of euros	French GAAP balance sheet at December 31, 2003	Reclassifications	Issue and redemption premiums	French GAAP balance sheet IFRS format at January 1, 2004
NON-CURRENT ASSETS
Intangible assets, net	1,633		(3)	1,630
Goodwill	5,852			5,852
Property, plant and equipment, net	27,127		(31)	27,096
Financial assets	3,684	(972)		2,712
Investments in associates	3,333			3,333
Non-current receivables		313		313
Deferred tax assets		895	(1)	894
TOTAL NON-CURRENT ASSETS	41,630	237	(36)	41,830
CURRENT ASSETS
Financial assets		972		972
Inventories and work-in-progress	1,850			1,850
Current receivables	14,768	(1,209)	(289)	13,269
Cash and cash equivalents, and marketable securities	11,703			11,703
TOTAL CURRENT ASSETS	28,321	(237)	(289)	27,794
TOTAL ASSETS	69,950	-	(326)	69,624
Shareholders’ equity	6,896			6,896
Minority interests	4,847			4,847
TOTAL EQUITY	11,743			11,743
NON-CURRENT LIABILITIES
Special concession accounts	4,847			4,847
Provisions	10,440	(2,912)		7,528
Long-term borrowings		17,550	(230)	17,320
Other accounts payable		760		760
Deferred tax liabilities		888		888
TOTAL NON-CURRENT LIABILITIES	15,287	16,287	(230)	31,344
CURRENT LIABILITIES
Provisions		2,912		2,912
Short-term borrowings	26,694	(17,550)	(83)	9,062
Accounts payable	16,225	(4,130)		12,095
Other liabilities		2,480	(13)	2,467
TOTAL CURRENT LIABILITIES	42,920	(16,287)	(96)	26,537
TOTAL EQUITY AND LIABILITIES	69,950	-	(326)	69,624

In the table included in the documents presented to the General Meeting of May 13, 2005, assets provided by the grantor at no consideration were reclassified, leading to a reduction of €3,543 million in property, plant and equipment and special concession accounts. In the table below, this reclassification is presented under the “Concessions” column.

B. Adjustments

In millions of euros	French GAAP balance sheet at Jan.1, 2004 (IFRS format)	IAS 19 Pensions and other employee benefit obligations	IFRS 3 Business combi- nations	IAS 21 The effects of in foreign exchange rates	IAS 16- IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27- SIC 12 Securi- tization	IFRC 5 Discon- tinued operations	IFRIC 4 Right of use	Conces- sions	Other	Total IFRS transition impacts at Jan. 1, 2004	IFRS opening balance sheet at Jan. 1, 2004
		§2.3.4.1	§2.3.4.2	§2.3.4.3	§2.3.4.4	§2.3.45	§2.3.4.6	§2.3.4.7	§2.3.4.8	§2.3.4.10	§2.3.411	§2.3.412	§2.3.4.13
NON-CURRENT ASSETS
Intangible assets, net	1,630		-	6	652	-	(74)	-	-	(199)		1,372	(18)	1,739	3,368
Goodwill	5,852		1	(142)	-	-	(5)	-	-	(191)			(106)	(442)	5,410
Property, plant and equipment, net	27,096		(6)	-	57	(14)	(5)	-	-	(354)	393	(6,370)	(198)	(6,497)	20,599
Financial assets	2,712	1,464		-	-	-		-	-	(7)	338	400	7	2,202	4,914
Investments in associates	3,333	(48)	3	(1)	7	(88)	7	8	-	-			79	(32)	3,301
Non-current receivables	313	(32)	-	-	-	-	(7)	-	-	-	2	-	25	(13)	301
Deferred tax assets	894	(3)	-	-	-	159	-	-	-	(154)			64	66	960
TOTAL NON-CURRENT ASSETS	41,830	1,380	(2)	(137)	717	57	(83)	8	-	(905)	732	(4,598)	(146)	(2,977)	38,853
CURRENT ASSETS
Financial assets	972	166	-		(3)	-	1	-	(89)	(2)			15	88	1,060
Assets held for sale										1,454				1,454	1,454
Inventories and work-in-progress	1,850	-	-		(1)	-	-	-	-	(80)			(655)	(736)	1,114
Current receivables	13,269	-	-		10	-	(6)	31	466	(251)		(282)	(9)	(40)	13,229
Cash and cash equivalents and marketable securities	11,703	-	-		-	-	-	-	-	(216)				(216)	11,487
TOTAL CURRENT ASSETS	27,794	166	-	-	6	-	(4)	31	377	905	-	(282)	(649)	549	28,344
TOTAL ASSETS	69,624	1,546	(2)	(137)	722	57	(88)	39	377	-	732	(4,880)	(794)	(2,428)	67,197
Shareholders’ equity	6,896	(293)	300	(121)	560	(106)	(78)	(139)	-	-	(6)	(72)	7	53	6,949
Minority interests	4,847	(15)	-	(16)	557	(114)	1	(51)	-	-	10	(26)	(17)	328	5,175
TOTAL EQUITY	11,743	(308)	300	(137)	1,117	(220)	(77)	(190)	-	-	4	(98)	(10)	381	12,124
NON-CURRENT LIABILITIES
Special concession accounts	4,847	-	-		(5)	-	-	-	-	(4)		(4,839)	-	(4,847)	-
Provisions	7,528	1,690	-		149	-	-	-	-	(88)		(762)	78	1,067	8,595
Long-term borrowings	17,320	-	-		-	-	-	-	377	9		-	7	394	17,714
Other accounts payable	760	-	-		-	-	(10)	228	-	(1)	427	104	(54)	695	1,455
Deferred tax liabilities	888	-	-		-	268	-	-	-	(144)			(85)	40	928
TOTAL NON-CURRENT LIABILITIES	31,344	1,690	-	-	145	268	(10)	228	377	(227)	427	(5,496)	(54)	(2,652)	28,692
CURRENT LIABILITIES
Provisions	2,912	164	(302)		(508)	-	(2)	-	-	(27)		1	(54)	(728)	2,185
Short-term borrowings	9,062	-	-		-	-	-	-		(286)			22	(263)	8,799
Accounts payable	12,095	-	-		45	9	-	-	-	(334)		969	(447)	243	12,339
Other liabilities	2,467	-	-		(76)		-	-	-	(38)	301	(256)	(252)	(321)	2,146
TOTAL CURRENT LIABILITIES	26,537	164	(302)	-	(540)	9	(1)	-	-	228	301	714	(730)	(156)	26,381
TOTAL EQUITY AND LIABILITIES	69,624	1,546	(2)	(137)	722	57	(88)	39	377	-	732	(4,880)	(794)	(2,428)	67,197

NB:

Adjustments in the table below are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

2.3.2.3 Reconciliation of the consolidated balance sheet at December 31, 2004

A. Reclassifications

In millions of euros	French GAAP balance sheet at December 31, 2004	Reclassifications	Issue and redemption premiums	French GAAP balance sheet IFRS format at December 31, 2004
NON-CURRENT ASSETS
Intangible assets, net	1,354		(2)	1,352
Goodwill	5,352			5,352
Property, plant and equipment, net	25,779		(22)	25,758
Financial assets	3,652	(717)		2,935
Investments in associates	3,054		(2)	3,052
Non-current receivables		355		355
Deferred tax assets		578	(1)	577
NON-CURRENT ASSETS	39,191	216	(27)	39,381
CURRENT ASSETS
Financial assets		716		716
Inventories and work-in-progress	1,512			1,512
Current receivables	13,722	(932)	(203)	12,587
Cash and cash equivalents and marketable securities	8,557			8,557
TOTAL CURRENT ASSETS	23,791	(216)	(203)	23,372
TOTAL ASSETS	62,982	-	(230)	62,752
Shareholders’ equity	7,923			7,923
Minority interests	4,770			4,770
TOTAL EQUITY	12,693			12,693
NON-CURRENT LIABILITIES
Special concession accounts	4,999			4,999
Provisions	9,695	(2,361)		7,334
Long-term borrowings		16,015	(144)	15,871
Other accounts payable		773		773
Deferred tax liabilities		889		889
TOTAL NON-CURRENT LIABILITIES	14,694	15,315	(144)	29,865
CURRENT LIABILITIES
Provisions		2,361		2,361
Short-term borrowings	20,072	(16,015)	(73)	3,983
Accounts payable	15,523	(3,974)		11,549
Other liabilities		2,313	(13)	2,300
TOTAL CURRENT LIABILITIES	35,595	(15,315)	(86)	20,194
TOTAL EQUITY AND LIABILITIES	62,982	-	(230)	62,752

In the table included in the documents presented to the General Meeting of May 13, 2005, assets provided by the grantor at no consideration were reclassified, leading to a reduction of €3,544 million in property, plant and equipment and special concession accounts. In the table below, this reclassification is presented under the “Concessions” column.

B. Adjustments

In millions of euros	French GAAP balance sheet at Jan. 1, 2004 (IFRS	IAS 19 Pensions and other employee benefit obligations	IFRS 3 Business combi- nations	IAS 21 The effects of in foreign exchange rates	IAS 16- IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27- SIC 12 Securi- tization	IFRIC 4 Right of use	Conces- sions	Other	Total IFRS transition impacts transition at Jan. 1, 2004	IFRS opening balance sheet at Jan. 1, 2004
	format)	§ 2.3.4.1	§ 2.3.4.2	§ 2.3.4.3	§ 2.3.4.4	§ 2.3.4.5	§ 2.3.4.6	§ 2.3.4.7	§ 2.3.4.8	§ 2.3.4.11	§ 2.3.4.12	§ 2.3.4.13

NON-CURRENT ASSETS
Intangible assets, net	1,352		-	6	673		(90)	(5)		(2)	1,434	(15)	2,001	3,353
Goodwill	5,352		272	(138)	-		(1)					(162)	(30)	5,322
Property, plant and equipment, net	25,758		(6)		(19)	-	(3)			444	(6,597)	(209)	(6,391)	19,367
Financial assets	2,935	1,384								305	342	4	2,034	4,970
Investments in associates	3,052	(42)	12	3	1	(95)	7	(6)			1	7	(114)	2,939
Non-current receivables	355	(71)						1		2	-	10	(57)	297
Deferred tax assets	577	-			-	162						(18)	144	721
TOTAL NON-CURRENT ASSETS	39,381	1,271	278	(130)	654	67	(87)	(10)		748	(4,821)	(383)	(2,412)	36,968
CURRENT ASSETS
Financial assets	716	157			-		1		(97)			(7)	55	771
Inventories and work-in-progress	1,512				5							(371)	(366)	1,146
Current receivables	12,587	1			(5)		(17)	14	489	1	(272)	(13)	198	12,785
Cash and cash equivalents and marketable securities	8,557						-						-	8,557
TOTAL CURRENT ASSETS	23,372	158			-		(16)	14	393	1	(272)	(391)	(113)	23,259
TOTAL ASSETS	62,752	1,429	278	(130)	654	67	(103)	4	393	749	(5,092)	(774)	(2,525)	60,227
Shareholders’ equity	7,923	(297)	318	(124)	492	(69)	(88)	(152)		(13)	(84)	(69)	(85)	7,837
Minority interests	4,770	(24)	31	(6)	537	(96)	(4)	(69)		13	(29)	(43)	309	5,079
TOTAL EQUITY	12,693	(320)	349	(130)	1,029	(166)	(92)	(221)	-	(1)	(113)	(112)	224	12,916
NON-CURRENT LIABILITIES
Special concession accounts	4,999				(6)						(4,994)		(4,999)	-
Provisions	7,334	1,601			160						(750)	45	1,056	8,390
Long-term borrowings	15,871								393			(12)	382	16,252
Other accounts payable	773				1		(10)	225		432	136	(33)	751	1,524
Deferred tax liabilities	889					233						(157)	76	964
TOTAL NON-CURRENT LIABILITIES	29,865	1,601			156	233	(10)	225	393	432	(5,608)	(156)	(2,735)	27,130
CURRENT LIABILITIES
Provisions	2,361	148	(72)	-	(482)		(1)				5	(86)	(489)	1,872
Short-term borrowings	3,983						-		-		-	19	18	4,001
Accounts payable	11,549				25		-		-		853	(411)	467	12,016
Other liabilities	2,300	-			(73)	-	-	-	-	318	(229)	(26)	(10)	2,290
TOTAL CURRENT LIABILITIES	20,194	148	(72)	-	(531)	-	(1)	-	-	318	629	(506)	(14)	20,181
TOTAL EQUITY AND LIABILITIES	62,752	1,429	278	(130)	654	67	(103)	4	393	749	(5,092)	(774)	(2,525)	60,227

NB:

Adjustments in the table below are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

2.3.3 Reconciliation of 2004 income

2.3.3.1 Reconciliation of the 2004 consolidated income statement

In millions of euros	Income under French GAAP at Dec. 31, 2004	Reclassi- fications	French GAAP accounts (IFRS format)	IAS 19 Pensions and other employee benefit obligations	IFRS 3 Business combinations	IAS 16 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IFRS 2 Share- based payment	IFRS 5 Discontinued operations	IFRIC 4 Right of use	Conces- sions	Other	Total IFRS impacts	Income under IFRS at Dec. 31, 2004
				§ 2.3.4.1	§2.3.4.2	§2.3.4.4	§2.3.4.5	§ 2.3.4.6	§2.3.4.7	§ 2.3.4.9	§ 2.3.4.10	§2.3.4.11	§ 2.3.4.12
Revenues	40,739		40,739						(2,926)			6	145	93	(2,682)	38,058
Operating expense, net	(34,805)	(412)	(35,217)	2		65		(16)	2,888	(18)		(47)	(253)	(87)	2,533	(32,684)
Depreciation, amortization and provisions	(2,333)	351	(1,983)	96	(41)	(156)		8				34	123	282	345	(1,637)
OPERATING INCOME	3,601	(62)	3,540	98	(41)	(91)		(9)	(38)	(18)		(8)	15	288	197	3,737
Impairment		(254)	(254)			8		-					(3)	(19)	(14)	(268)
Restructuring costs		(80)	(80)										2	4	6	(74)
Disposals		894	894	-		(2)	-	-			(716)		(10)	(19)	(749)	145
INCOME FROM OPERATING ACTIVITIES	3,601	499	4,100	98	(41)	(86)	-	(9)	(38)	(18)	(716)	(8)	3	254	(560)	3,540
Finance costs	(961)	(32)	(993)			1		(3)					-	(6)	(7)	(1,000)
Other financial income and expenses	286	(13)	273	(86)		(11)		(7)					(26)	(222)	(352)	(79)
FINANCIAL LOSS	(675)	(45)	(720)	(86)		(9)		(10)					(26)	(228)	(359)	(1,079)
EXCEPTIONAL INCOME	956	(956)
Income tax expense	(937)		(937)	-		-	15	-						(4)	11	(926)
Share of income/(loss) of associates	(56)	341	285	2	(1)	(1)	(7)	(1)					1	(2)	(9)	277
INCOME FROM CONTINUING																1,811
OPERATIONS
Net income from discontinued operations											716				716	716
Amortization of goodwill	(253)	161	(92)		92									-	92
NET INCOME/ (LOSS) BEFORE MINORITY INTERESTS	2,637		2,637	14	50	(96)	8	(19)	(38)	(18)		(8)	(22)	20	(109)	2,528
Minority interests	(832)		(832)	-	(32)	35	8	8	18			(2)	5	(38)	1	(831)
NET INCOME	1,804		1,804	14	18	(61)	16	(11)	(19)	(18)		(10)	(18)	(19)	(108)	1,696

NB:

Adjustments in the table below are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

Earnings per share (in €)
Earnings per share	1.70
Diluted earnings per share	1.69

Earnings per share from continuing operations (in €)
Earnings per share	0.98
Diluted earnings per share	0.98

2.3.3.2 Main reclassifications of the consolidated income statement

A. Consolidated income statement presentation

The Group has elected to continue to present expenses by nature rather than by function.

B. Exceptional income and expenses

In accordance with IAS 1, the Group no longer uses the concept of exceptional items; income and expenses classified as exceptional items under previous GAAP have been reclassified under operating income and expenses and/or financial income/loss. The Group does however provide separate disclosure of income and expenses relating to restructuring costs, gains and losses on disposals, and impairment.

In millions of euros	Total 2004 income 100%
Exceptional income under French GAAP	956
Reclassification under IFRS
Current operating income	280
Impairment	(254)
Restructuring costs	(80)
Disposals of assets	894
Financial loss	(45)
Amortization of goodwill	161
TOTAL	956

The following items have been reclassified from exceptional income and expenses under French GAAP to operating income and expenses under IFRS:

•

The reversal of provisions relating to nuclear waste reprocessing in 2004 in accordance with the principles and valuations approved by the Electricity and Gas Monitoring Committee in Belgium, for an amount of €152 million;

•

a gain of €140 million recognized in connection with the estimated value of the right to bill for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium;

•	the reversal of the provision recognized further to the transfer of Lydec’s pension obligations, for an amount of €77 million.

Exceptional items under French GAAP included the accelerated write-back of negative goodwill relating to Tractebel Energia in an amount of €161 million. This write-back has been reclassified within “Amortization of goodwill” in the French GAAP income statement presented under the IFRS format. As indicated in section 2.3.4.2, this exceptional write-back was eliminated from IFRS income, in accordance with the provisions of IFRS 3.

C. Share in income/(loss) of associates

As indicated in Note 1.G to the 2004 “Reference Document,” Electrabel’s €341 million share in pre-tax income from ordinary activities of Belgian inter-municipal companies is recognized in the French GAAP financial statements as part of current operating income under the “Income from mixed inter-municipal companies and partnerships” heading. In accordance with IAS 28, this amount has been deducted from operating income and is presented in the IFRS consolidated income statement under the heading “Share in income/(loss) of associates,” after income from ordinary activities.

D. Other operating income

In the French GAAP financial statements, other operating income primarily comprises capitalized production, expense transfers, and other income from ordinary activities. Under IFRS, these income items are presented as a deduction from operating expenses.

E. Financial income/loss

Under IFRS, financial income/loss should be split between finance costs and other financial income and expenses. Finance costs mainly include interest expenses related to borrowings, exchange differences arising from foreign currency borrowings, gains and losses arising on foreign currency and interest rate hedging transactions on borrowings, and other income generated by short-term marketable securities and cash and cash equivalents.

F. Other reclassifications

The other reclassifications performed in accordance with IFRS and described in the following notes are as follows:

•	the presentation of revenue with respect to certain energy trading transactions and revenue collected on behalf of third parties by the Environment Division (see section 2.3.4.7);

•	the classification in financial income/loss of the reversal of discounting adjustments to long-term provisions for contingencies and losses (see section 2.3.4.13.2);

•	the reclassification in financial income/loss of the interest cost on pensions and other employee benefit obligations, net of the expected return on plan assets (see section 2.3.4.1);

•	the presentation, on a specific line of the income statement, of the post-tax profit or loss on discontinued operations, and, where applicable, of the gains or losses on disposals of assets pertaining to discontinued operations, or of the post-tax loss resulting from the measurement of such assets (see section 2.3.4.10).

2.3.4	Differences between the accounting standards previously applied by the Group (French GAAP) and IAS/IFRS

All the impacts on equity described hereafter are presented (unless stated otherwise) on the basis of shareholders’ equity.

2.3.4.1 Pensions and other employee benefit obligations (IAS 19)

As allowed under IFRS 1, SUEZ has elected to recognize in equity in the opening consolidated balance sheet at January 1, 2004 cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003. The resulting negative impacts on equity amount to €293 million at January 1, 2004 and €297 million at December 31, 2004. The positive €14 million impact on income reflects the elimination of the amortization charge on actuarial gains and losses recognized in the French GAAP financial statements.

Of the options offered by IAS 19 for recognition of actuarial gains and losses arising after January 1, 2004, the Group has decided to retain the “corridor” method as applied in the French GAAP financial statements. Under this method, actuarial gains and losses arising from changes in the actuarial assumptions relating to pensions and similar obligations are only recognized to the extent that they exceed 10% of the higher of the amount of the total obligation and the amount of related plan assets. The fraction exceeding 10% is then recognized over the average remaining service lives of the plan participants.

SUEZ has also elected to include in financial income/loss both the interest cost relating to pension and similar obligations and the expected return on plan assets. This reclassification, which has no impact on equity, leads to an increase in finance costs by €86 million at December 31, 2004 and a decrease in the same amount in depreciation and amortization expense recorded under operating income.

Application of the provisions of IAS 19 concerning the presentation of plan assets and liabilities has led to certain changes in the consolidated balance sheet presentation of pensions and other employee benefit obligations.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. As indicated in Note 1.S, the inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the grids. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In the French GAAP financial statements, in light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations towards distribution employees are netted off against the receivables from the inter-municipal entities in the same amount.

In the IFRS financial statements, this reimbursement right does not qualify as a plan asset under IAS 19. The obligation is therefore recognized as a liability in Electrabel’s balance sheet, and is offset by an asset in the same amount corresponding to the reimbursement right. This reclassification concerned an amount of €1,397 million at January 1, 2004 and €1,212 million at December 31, 2004, including a non-current portion of €1,219 million and €1,057 million, respectively.

Insurance policies taken out with related companies also represent reimbursement rights and are recognized as an asset in accordance with IAS 19. In the French GAAP financial statements, the reimbursement rights are qualified as plan assets and are therefore deducted from pension and other employee benefit obligations under liabilities. The impact on the IFRS financial statements of this difference in presentation is an increase of €229 million and €326 million in provisions for pensions and other employee benefit obligations at January 1, 2004 and December 31, 2004, respectively, and the recognition of a reimbursement right in the same amount as the provision (recognized in full under non-current items).

These presentation differences have no impact on equity at January 1, 2004 and December 31, 2004, or on 2004 income, as the provision applied to determine the amount of reimbursement rights to be recognized in income are the same as those used to determine plan assets.

2.3.4.2 Business combinations (IFRS 3)

IFRS 3 requires that any excess of the fair value of identifiable assets and liabilities acquired over the cost of an acquisition be immediately recognized as income within the consolidated income statement. In accordance with IFRS 3, negative goodwill recognized in the French GAAP balance sheet at December 31, 2003 was written off against equity for an amount of €300 million at January 1, 2004, against 2004 net income for €(221) million, and against equity at December 31, 2004 for €81 million.

In the French GAAP financial statements, negative goodwill recorded under liabilities is written back to income over a period that reflects the objectives and projections established at the time of acquisition, in accordance with CRC regulation 99-02. At December

31, 2004, negative goodwill written back for an amount of €221 million includes an accelerated write-back of negative goodwill recorded in 1998 on the acquisition of the Brazilian subsidiary, Tractebel Energia in an amount of €161 million, as described in Note 5.2 to the 2004 consolidated financial statements. In the absence of specific guidance provided by IFRS, the Group has maintained the accounting treatment adopted in its French GAAP financial statements for this transaction – representing an acquisition of minority interests – carried out in 2004. The difference between the acquisition cost of the minority stake and the Group’s interest in the equity of the company acquired is recognized in goodwill. The assets acquired and liabilities assumed in the transaction have not been revalued.

The main items of goodwill recognized on the acquisition of minority interests in 2004 total €130 million (additional acquisition of a 10% stake in Distrigas and Fluxys).

Under French GAAP, goodwill is amortized using the straight-line method over a period that reasonably reflects the Group’s initial objectives and assumptions at the time of the acquisition.

In accordance with IFRS 3, with effect from January 1, 2004 goodwill is no longer amortized but is subject to impairment tests at least once a year in order to determine whether it has suffered any impairment in value. Amortization recognized in 2004 under French GAAP has therefore been reversed in the IFRS financial statements, with an impact of €237 million on 2004 net income and shareholders’ equity at December 31, 2004.

The Group reviews on an annual basis its main items of goodwill for the purposes of its French GAAP financial statements.

2.3.4.3 Effects of changes in foreign exchange rates (IAS 21)

In accordance with IAS 21, goodwill is henceforth measured in the functional currency of the acquired entity. Goodwill arising on business combinations that occurred prior to January 1, 2004 has been adjusted on a retrospective basis. The negative impact of this adjustment on shareholders’ equity in the IFRS financial statements amounts to €121 million at January 1, 2004 and €124 million at December 31, 2004. In its SUEZ’s French GAAP financial statements, goodwill is recognized in the functional currency of the acquiring entity.

Within the scope of the first-time adoption of IFRS, and as allowed by IFRS 1, cumulative translation adjustments at January 1, 2004, arising on the translation of the foreign currency financial statements of foreign subsidiaries, have been reclassified under “Consolidated reserves.” This has no impact on shareholders’ equity, as the item is reclassified between two equity accounts, from “Cumulative translation adjustment” to “Consolidated reserves,” for a negative amount of €2,239 million. This adjustment, which does not have a material impact on 2004 income, allows the value of cumulative translation adjustments to be reset to zero at January 1, 2004.

2.3.4.4 Property, plant and equipment (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)

In millions of euros (Group share)	Total impact	Components approach	Provisions for major repairs	Dismantling obligations	Depreciation of nuclear power stations
Equity at January 1, 2004	560	62	247	(76)	328
Movements in 2004	(68)	(7)	(21)	(25)	(15)
Of which relating to income	(61)	(12)	(27)	(8)	(15)
Of which other changes	(7)	5	5	(17)	-
Equity at December 31, 2004	492	55	226	(101)	313

2.3.4.4.1 Property, plant and equipment and intangible assets

The Group has elected to continue to state property, plant and equipment and intangible assets at historical cost less accumulated depreciation or amortization, rather than applying the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

2.3.4.4.2 Components approach

Application of the components approach implies:

A.

the use of different depreciation periods for each main component of any single item of property, plant and equipment that has a different useful life from the item to which it relates. In the French GAAP financial statements, the Group applies different depreciation periods only for significant components of specialized complex facilities with useful lives that are different from the useful life of the infrastructure as a whole.

B.	An analisis to determine wheteher the capitalized costs comply with IAS 16.

The corresponding IFRS adjustments have been determined retrospectively for the period from the acquisition of the assets by the Group and December 31, 2003;

C.

identifying and separately recognizing (in the initially recognized cost of the corresponding asset) the cost of major inspections and replacements under multi-year maintenance programs. These components are depreciated on a straight-line basis over their useful lives (i.e. over the period to the next replacement). When the replacements are performed, the related costs are capitalized and depreciated over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the consolidated balance sheet up to December 31, 2003.

The positive impact of these adjustments on shareholders’ equity amounts to €62 million at January 1, 2004 and €55 million at December 31, 2004, while the impact on net income was a negative €12 million.

2.3.4.4.3 Provisions for major repairs

As a consequence of the application of the components approach, provisions for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the recognition of major inspection and replacement costs as asset components. These provisions have therefore been eliminated, resulting in a positive impact on shareholders’ equity of €247 million at January 1, 2004 and €226 million at December 31, 2004, and a negative impact of €27 million on 2004 net income.

2.3.4.4.4 Obligations for dismantling assets

Under IAS 16, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle the item and restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount.

As allowed by IFRS 1, the Group has elected to account for its dismantling assets and liabilities in accordance with the method set out in section 2.2.5.

Under CRC regulation 2000-06 on liabilities applicable with effect from January 1, 2002, a provision is recognized in the French GAAP financial statements when infrastructure is commissioned for the present value of the estimated dismantling cost, and an equivalent amount is added to the carrying value of the facility. However, as French accounting standards offer no specific guidance, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset Retirement Obligations).

The negative impact of this adjusment, related mainly to the difference between the historical discount rate and the actual discount rate at January 1, 2004 applied to provisions for dismantling obligations, is €76 million and €101 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively. The negative impact on 2004 net income is €8 million.

2.3.4.4.5 Depreciation of nuclear power plants

Under IAS 16, depreciation is calculated from the date when assets are available for use.

Nuclear power stations were previously depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l’Electricité et du Gaz) for pricing purposes.

The corresponding IFRS adjusment has been determined on a retrospective basis and has a positive impact of €328 million and €313 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, and a negative impact of €15 million on net income.

2.3.4.4.6 Capitalization of borrowing costs

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

This principle is similar to the one applied by the Group in its French GAAP financial statements.

2.3.4.4.7 Government grants

Under French GAAP, government grants are presented under other liabilities and taken to income over the period corresponding to the useful life of the asset to which they relate.

SUEZ’s IFRS financial statements, government grants are shown as a deduction from the carrying amount of the assets concerned. As a result, the net carrying amount of property, plant and equipment decreased by €79 million at both January 1, 2004 and December 31, 2004. The adjustment has no impact on shareholders’ equity and net income.

2.3.4.4.8 Consolidated balance sheet presentation of power station capacity entitlements

The Group was involved in financing the construction of several nuclear power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets.

Under IFRS, power station capacity entitlements are presented under intangible assets, whereas they are shown under property, plant and equipment under French GAAP.

To comply with IFRS, the Group has therefore reclassified the value of its capacity entitlements from “Property, plant and equipment” to “Intangible assets” in an amount of €644 million at January 1, 2004 and €662 million at December 31, 2004, after the impact of IFRS adjustments.

2.3.4.5 Deferred taxes (IAS 12)

Under IAS 12, deferred taxes may not be discounted.

As provided for in CRC regulation 99-02, deferred taxes are discounted in the French GAAP financial statements when the impact of discounting at the level of a taxable entity is material and the periods in which the underlying temporary differences will reverse can be reliably estimated. This has a negative €139 million impact on shareholders’ equity at January 1, 2004, a positive €1 million impact on net income, and a negative €138 million impact on shareholders’ equity at December 31, 2004.

The positive tax effect of the other IFRS adjustments on shareholders’ equity amounted to €34 million at January 1, 2004 and €69 million at December 31, 2004, while the positive impact on net income came to €15 million.

2.3.4.6 Intangible assets (IAS 38)

At the inception or during the life of long-term concession contracts, the Group is required to make payments for concession operating rights.

In SUEZ’s French GAAP financial statements, the amounts paid or payable are recognized at their nominal amount.

In accordance with IFRS, the remaining amounts payable are recognized on a discounted basis. This adjustment had a negative impact on shareholders’ equity of €78 million at January 1, 2004 and €88 million at December 31, 2004, while the impact on net income was a negative €11 million.

2.3.4.7 Revenue recognition (IAS 18)

Part of the price received by the Group under certain long-term electricity sales contracts that do not classify as finance leases under IFRIC 4, is fixed rather than being based on volumes. The fixed amount changes over the term of the contract.

In SUEZ’s French GAAP financial statements, revenues are recognized based on the contract terms and, in the case of long-term electricity sales contracts, the payment is recognized on the billing date.

Under IFRS, particularly IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next. The resulting negative impact on shareholders’ equity under IFRS amounts to €139 million at January 1, 2004 and €152 million at December 31, 2004, while the impact on net income is a negative €19 million.

In addition, the application of IAS 18 changes the consolidated income statement disclosure of certain transactions. This mainly relates to transactions entered into as part of energy trading activities and income received on behalf of third parties. In the French GAAP financial statements, the contribution of operational energy trading activities aimed at optimizing production assets and fuel and energy purchase and sale portfolios, is recorded in “Revenues” and “Purchases and changes in inventories.”

In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenues based on the net amount. This change in presentation leads to a decrease of €1,761 million in revenues and a reduction in net operating expenses of the same amount, and does not therefore impact operating income.

Revenues collected on behalf of third parties by the Environment Division, which are reported in the French GAAP financial statements under revenues and expenses, are now recognized in revenues on a net basis in the same way. This change in presentation leads to a decrease of €1,001 million in revenues; operating income is not affected.

2.3.4.8 Securitization (IAS 27/SIC 12)

In the French GAAP financial statements at December 31, 2004, special purpose entities set up in connection with the Group’s securitization programs have not been consolidated. This accounting treatment complies with CRC regulation 99-02 and the recommendation of the French Accounting Board’s emerging issues task force (Comité d’Urgence du CNC) dated October 13, 2004. The impact of consolidating the special purpose entities on the financial statements at December 31, 2003 and December 31, 2004 is presented in Note 20.5 (“Off-balance sheet commitments – receivables securitizationprogram”) of the 2004 “Reference Document.”

In the IFRS financial statements, special purpose entities set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities, when the Group retains the majority of the risks and rewards incident to ownership of the related receivables.

This adjustment does not affect shareholders’ equity. However, it leads to:

•	an increase in receivables by an amount corresponding to the outstanding securitized receivables (€377 million at January 1, 2004 and €393 million at December 31, 2004);

•	an increase in borrowings corresponding to ordinary shares and to the amount deposited by the subsidiaries with the special purposes entities (overcollateralization).

2.3.4.9 Share-based payment (IFRS 2)

Under French GAAP, stock purchase and stock subscription plans granted to employees are not recognized but disclosed in off-balance sheet commitments.

Application of IFRS 2 results in the recognition of an expense corresponding to benefits granted to employees in the form of share-based payments. Options are valued by the Group at the grant date using the binomial valuation method. This value is recorded in personnel costs on a straight-line basis over the vesting period, offset through equity. Pursuant to the provisions of IFRS 1, only equity-settled plans granted after November 7, 2002 and not yet vested at January 1, 2005, are valued and recognized in personnel costs. Plans granted prior to November 7, 2002 are not valued and are not recognized in the financial statements.

2.3.4.10 Non-current assets held for sale and discontinued operations (IFRS 5)

Under IFRS 5, assets (or disposal groups) held for sale, together with the related liabilities, are to be presented separately on the face of the consolidated balance sheet, while income from discontinued operations should be presented as a single amount in the consolidated income statement.

Given the Group’s withdrawal from the Communications sector, the related assets and liabilities at January 1, 2004 were reclassified to separate lines of the consolidated balance sheet, i.e., “Assets held for sale” and “Liabilities relating to disposal groups held for sale.”

This reclassification can be analyzed as follows:

In millions of euros	Assets	Liabilities
M6	572	279
Noos	757	572
Paris Première	30	11
Other	95	50
TOTAL	1,454	912

The Group sold these investments at the beginning of 2004.

2.3.4.11 Determining whether an arrangement contains a lease (IFRIC 4)

IFRIC 4 deals with the identification and accounting treatment of services, purchasing and sales contracts that do not take the legal form of a lease but convey to customers/suppliers the right to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be accounted for as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by SUEZ where the Group is considered as acting as lessor and its customers as lessees.

SUEZ is affected by this interpretation mainly with respect to:

•	certain energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•	certain contracts with industrial customers under which the Group operates the assets made available to them.

This adjustment has a negative impact of €6 million and €13 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, while the impact on 2004 net income is a negative €10 million.

2.3.4.12 Concessions

In its French GAAP financial statements, assets under concession are shown under property, plant and equipment, as follows:

•

assets acquired by the Group as required for operations under the concession contract, which are returned to the grantor of the concession at the end of the concession contract, are depreciated over the shorter of their estimated useful lives or the remaining concession period;

•

assets provided at no consideration by the grantor of the concession, for which the concession operator has the obligation to make capital renewals and replacements, are recorded under assets, with a corresponding liability recorded for the same amount under “Special concession accounts.” Depreciation of these assets is charged to the concession liability using the methods and useful lives described above, with no effect on the consolidated income statement.

The liability items therefore include:

•

the Group’s net liability posted as the offsetting entry to fixed assets received from grantors of concessions and recorded in “Property, plant and equipment.” Depreciation calculated on these assets is charged to the special concession account on the liabilities side of the consolidated balance sheet and therefore has no impact on income;

•	financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts;

•

additional depreciation (amortissement de caducité) recorded to reduce the carrying amount of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This depreciation charge is taken to income over the residual life of the contract.

The Group has decided to apply IFRIC draft interpretations with effect from January 1, 2004 (see Note 1.F).

For SUEZ, the following contracts fall within the scope of these draft interpretations:

•	public service concession contracts in France:

-	water distribution and treatment,

-	heating networks,

-	electricity distribution,

-	household waste incineration;

•	international water distribution contracts;

•	BOT (Build, Operate, Transfer) contracts for public services entered into with government authorities.

The “intangible asset” method should be used to account for contracts where the concession operator is, in substance, directly paid by users, as in the case of public service concession agreements in France and most international water distribution contracts.

The main impacts of accounting for concession contracts using the intangible asset model are:

•	assets made available to the concession operator at no consideration, and the related liabilities, are no longer carried in the consolidated balance sheet;

•

start-up capital and renewal expenditure (that brings about an improvement in the facilities) incurred during the concession period is treated as an intangible asset (and not as property, plant and equipment);

•	the financial asset method should be used to account for contracts where the concession operator is, in substance, paid directly by the grantor of the concession, as in the case of BOT contracts.

The main impacts identified to date of accounting for concession contracts using the financial asset model are as follows:

•	assets made available by the concession grantor at no consideration, together with the related liabilities, are no longer carried in the consolidated balance sheet;

•

start-up capital and renewal expenditure (that brings about an improvement in the facilities) incurred during the concession period is treated as a financial asset (and not as property, plant and equipment as is currently the case;

•	revenues are reduced by the portion of the concession fee corresponding to the remuneration of concession services, with the remaining portion recognized as a repayment of the financial asset.

Capital renewal and replacement costs consist of obligations under concession contracts such as contractual obligations to restore sites, renewal and replacement plans, tracking accounts, etc.

These costs are recognized as (i) intangible or financial assets according to the applicable model, depending on whether the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the renewal restores the facility to its original condition).

Costs incurred to restore the asset to its original condition are accrued as a liability when there is a timing difference, at a given date, between the contractual obligation and its realization.

The impact of applying IFRIC’s draft interpretations on concession arrangements is a negative €72 million and €84 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, while the impact on 2004 net income is a negative €18 million.

2.3.4.13 Other items

2.3.4.13.1 Equity impacts (see table 2.3.1)

In the French GAAP financial statements, the impact of transferring Lydec pension obligations to an external fund was recorded:

•	in equity in the amount initially recognized when the obligations were first recorded at January 1, 1999 (€57 million, net of tax);

•	and in income for rights vested after January 1, 1999 (€77 million).

In accordance with IFRS, the reversal of these obligations is recorded in full through income, leading to a adjustment of €57 million net of tax.

This adjustment accounts for the majority of other IFRS restatements impacting Group equity.

2.3.4.13.2 Impacts on the income statement (see table 2.3.3.1)

In accordance with IAS 37, expenses corresponding to the reversal of discounting adjustments to long-term provisions for dismantling obligations, nuclear waste reprocessing costs and site restoration costs, are henceforth presented in “Other financial income and expenses,” as opposed to operating income in the French GAAP financial statements. This reclassification leads to an increase in financial expenses of €242 million at December 31, 2004, and a matching decrease in “Depreciation and amortization expense” in operating income.

2.3.4.13.3 Impacts on the consolidated balance sheet (see tables 2.3.2.2 and 2.3.2.3)

A. Consolidation of joint ventures

The Group has elected to continue consolidating jointly-controlled companies by the proportional method. Consequently, adoption of IFRS does not result in any change compared with the French GAAP financial statements.

B. Goodwill relating to associates

Goodwill relating to associates, which was classified under “Goodwill” in the French GAAP financial statements, has been reclassified under “Investments in associates” in accordance with IFRS. The impact of this reclassification amounted to €128 million at January 1, 2004, and €127 million at December 31, 2004.

C. Construction contracts falling within the scope of IAS 11

IAS 11 sets out specific guidance on presenting assets and liabilities relating to construction contracts.

Pursuant to these new regulations, current assets and liabilities relating to the application of the percentage of completion method are presented under IFRS in the consolidated balance sheet in “Amounts due from customers under construction contracts” within “Trade and other receivables” or “Amounts due to customers under construction contracts” within “Trade and other payables.”

Provisions for losses on completion of construction contracts are no longer presented under “Provisions,” but are reclassified, depending on the situation of the contract, as a deduction from “Amounts receivable from customers” or directly under “Amounts due to customers.”

The main impacts of these reclassifications concern the “Inventories and work-in-progress,” “Trade and other receivables,” “Other current liabilities,” “Trade and other payables” and “Provisions” lines.

2.3.5 Exceptional items included in operating income

Current operating income for 2004 under IFRS includes income of €517 million (of which €369 million were shown in exceptional items under French GAAP) relating to material non-recurring events, broken down as follows:

•

the reversal of an amount of €184 million from the provision for Lydec’s pension and other employee benefit obligations further to the transfer of these obligations to an external fund in 2004. The amount reversed includes the write-back from the provision recognized in income in the French GAAP accounts, for €77 million (see section 2.3.3.2 B), and the reversal of the provision recorded in equity in the French GAAP accounts, for €148 million, adjusted for the actuarial losses recognized in the opening consolidated balance sheet in an amount of €41 million. In the IFRS financial statements, all of the provision must be written back through income;

•	the reversal of the provision for nuclear waste processing in an amount of €152 million (see section 2.3.3.2.B);

•

a gain of €140 million relating to the estimated value of the right to bill for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium (see section 2.3.3.2.B).

2.3.6 Impact of adjustments on the consolidated cash flow statement

In millions of euros	Dec. 31, 2004 (French GAAP)	Impact of adjusting for non-cash items	Presentation of financial items under cash flow from financing /investing activities	Separate presentation of income tax payments	Retraitements IFRS adjustments for non-cash items	Dec. 31, 2004 (IFRS format)
Net income	2,637				(109)	2,528
-Share in net income/(loss) of associates	290				(8)	282
+ Dividends received from associates	532					532
- Net depreciation, amortization and provisions	(1,419)	(736)	298		87	(1,770)
- Net capital gains on disposals
(incl. reversals of provisions)	129	31		(6)	24	178
- Net income on discontinued operations		716				716
+ Other items with no cash impact	318	12	(23)	(304)	19	22
Gross cash flow (French GAAP format)	4,487				(193)
- Income tax				(929)	3	(926)
- Financial loss			(1,053)		(26)	(1,079)
Gross cash flow before financial loss and income tax expense		-	733	632	(170)	5,681
+ Income tax paid				(729)	-	(729)
Change in working capital requirements	(110)		-	98	30	18
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	4,377	-	733	-	(140)	4,970
Purchases of property, plant and equipment and intangible assets	(2,171)				134	(2,037)
Acquisitions of entities net of cash and cash equivalents acquired	(520)					(520)
Acquisitions of available-for-sale securities	(160)					(160)
Disposals of property, plant and equipment and intangible assets	340				1	341
Disposals of entities net of cash and cash equivalents sold	1,599				-	1,599
Disposals of available-for-sale securities	733					733
Interest and dividends received on non-current financial assets(1)			242			242
Other cash requirements	(103)		(2)		31	(75)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(282)		240	-	166	124
Dividends paid	(1,490)					(1,490)
Repayment of borrowings and long-term debt	(8,283)		379		(23)	(7,927)
Change in short-term securities					(20)	(20)
Interest paid			(1,267)		(16)	(1,283)
Interest received on cash and cash equivalents			186			186
Increase in borrowings and long-term debt	2,352		(271)		33	2,114
Treasury stock movements	19					19
Increase (decrease) in capital	318				-	318
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(7,084)	-	(973)	-	(26)	(8,083)
Effect of changes in consolidation method, exchange rates and other	97				-	97
TOTAL CASH FLOW FOR THE YEAR	(2,892)	-	-	-	-	(2,892)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,803					9,803
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,911			-	-	6,911

Gross cash flow is now presented above financial loss and taxes.

Financial items with an impact on cash flow are presented in cash flows from investing activities (interests and dividends received) and in cash flows from financing activities when they relate to net debt.

Income tax is presented separately under cash flows from operating activities.

2.4	Impacts of IAS 32 and IAS 39 adoption

2.4.1	Reconciliation between the IFRS consolidated balance sheet at December 31, 2004 (before adoption of IAS 32 and IAS 39) and the IFRS consolidated balance sheet at January 1, 2005 (after adoption of IAS 32 and IAS 39)

IFRS BALANCE SHEET	Dec. 31, 2004 IFRS	Reclassi- fications: IAS 32/39	Dec. 31, 2004 (IAS 32/39	Fortis warrants and shares	Available- for-sale securities	Commodity derivatives	Debt-related derivatives	Net investment hedges	Other	Jan. 1, 2005
In millions of euros	§2.3.2.3.B		Format)	§2.4.3.1	§2.4.3.2	§2.4.3.5	§2.4.3.3	§2.4.3.4	§2.4.3.6
NON-CURRENT ASSETS
Intangible assets, net	3,352.9		3,352.9						-	3,352.9
GOODWILL	5,322.3		5,322.3						-	5,322.3
Property, plant and equipment, net	19,366.8	-	19,366.7						-	19,366.7
Financial assets	4,969.8	(4,969.8)	-
Available-for-sale securities	-	1,548.1	1,548.1		568.0				106.6	2,222.6
Loans and receivables carried at amortized cost	-	2,036.3	2,036.3						496.4	2,532.8
Derivative instruments
(incl. commodity derivatives)	-		-			226.2	578.2	248.5	20.1	1,072.9
Investments in associates	2,938.8	-	2,938.8						(435.5)	2,503.3
Other non-current assets	296.3	1,385.6	1,681.9						(1.2)	1,680.7
Deferred tax assets	720.9		720.9						227.4	948.3
TOTAL NON-CURRENT ASSETS	36,967.8	-	36,967.8		568.0	226.2	578.2	248.5	413.7	39,002.5
CURRENT ASSETS
Financial assets	771.3	(771.3)	-
Available-for-sale securities	-	1,339.3	1,339.3	192.0	-				(106.8)	1,424.5
Derivative instruments
(incl. commodity derivatives)	-		-	124.0		830.1	34.5		45.8	1,034.4
Loans and receivables carried at amortized cost	-	584.6	584.6						7.1	591.7
Trade and other receivables	-	9,733.9	9,733.9						(0.5)	9,733.4
Inventories	1,145.7		1,145.7						-	1,145.6
Other current assets	12,784.7	(9,653.8)	3,130.8					(341.8)	(48.5)	2,740.5
Short-term securities	-	412.9	412.9				7.4		-	420.3
Cash and cash equivalents	8,557.2	(1,645.6)	6,911.6				(25.4)		-	6,886.2
TOTAL CURRENT ASSETS	23,258.8	-	23,258.8	316.0	-	830.1	16.5	(341.8)	(102.9)	23,976.6
TOTAL ASSETS	60,226.6		60,226.6	316.0	568.0	1,056.3	594.7	(93.3)	310.9	62,979.1
Shareholders’ equity	7,837.5		7,837.5	2.0	528.7	(348.1)	(109.5)	4.0	114.9	8,029.5
of which reserves subject to reclassification	-		-	192.0	528.7	(161.7)	(100.7)	73.5	97.3	629.1
Minority interests	5,078.7		5,078.7	-	39.3	7.9	(18.4)	(1.6)	22.5	5,128.4
of which reserves subject to reclassification	-		-		39.3	23.9	(18.4)	(12.5)	24.7	56.9
TOTAL EQUITY	12,916.2		12,916.2	2.0	568.0	(340.2)	(127.9)	2.4	137.3	13,157.9
NON-CURRENT LIABILITIES
Special concession accounts	-		-						-	-
Provisions	8,390.1		8,390.1					(10.5)	(17.8)	8,361.8
Long-term borrowings	16,251.6		16,251.6				457.1		-	16,708.7
Derivative instruments
(incl. commodity derivatives)						393.1	106.8	61.4	39.4	600.7
Other financial liabilities		443.1	443.1						(0.6)	442.5
Other non-current liabilities	1,523.5	(443.1)	1,080.4						(1.6)	1,078.8
Deferred tax liabilities	964.4		964.4						118.3	1,082.7
TOTAL NON-CURRENT LIABILITIES	27,129.7		27,129.7			393.1	563.9	51.0	137.6	28,275.2
CURRENT LIABILITIES
Provisions	1,872.3		1,872.3					(8.3)	(2.8)	1,861.2
Short-term borrowings	4,001.5		4,001.5	79.0			134.3		(0.1)	4,214.7
Derivative instruments
(incl. commodity derivatives)				235.0		1,054.8	24.3		25.8	1,340.0
Trade and other payables	9,204.2		9,204.2						(5.1)	9,199.0
Other current liabilities	5,102.7		5,102.7			(51.4)		(138.3)	18.2	4,931.1
TOTAL CURRENT LIABILITIES	20,180.7		20,180.7	314.0		1,003.4	158.6	(146.7)	36.0	21,546.0
TOTAL EQUITY AND LIABILITIES	60,226.6		60,226.6	316.0	568.0	1,056.3	594.7	(93.3)	310.9	62,979.1

2.4.2	Presentation of the main reclassifications

In order to ensure that the consolidated balance sheet presentation is comparable over one period to the next, the comparative consolidated balance sheet at December 31, 2004 included in the summary financial statements and explanatory notes take into account the provisions rules set out in IAS 32.

Application of IAS 32 has led to the following changes in presentation of the Group’s financial statements:

•

Non-current financial assets (€4,970 million) included €1,548 million of investments now classified as available-for-sale financial assets, €2,036 million of loans and advances to subsidiaries and affiliates, and receivables relating to the accounting treatment of concessions and the impact of IFRIC 4, now classified as non-current loans and receivables carried at amortized cost, and €1,386 million of reimbursement rights measured in accordance with IAS 19 (see Note 1.P), which are now classified as other non-current assets.

•

Current financial assets (€771 million) included €510 million relating to the current portion of loans and advances to subsidiaries and affiliates now classified as current loans and receivables carried at amortized cost.

•

Marketable securities not meeting the definition of cash and cash equivalents were previously disclosed within “Liquidities and marketable securities.” They are now classified as either available-for sale securities (€1,339 million) or other short-term securities measured at fair value (€413 million).

•	Trade and other receivables (€9,733 million) previously included within “Other current assets” are now disclosed as a separate line item.

2.4.3	Presentation of the main adjustments

2.4.3.1	Fortis shares and bond issue redeemable in Fortis shares

In accordance with IAS 39, the derivatives (a call spread and forward sale of Fortis shares) embedded in the bond issue redeemable in Fortis shares have been separately recognized and measured at fair value as a financial asset and a financial liability (respectively, €124 million and €235 million). Recognition of the bond issue at amortized cost had an impact of €79 million on borrowings, leading to a total negative impact of €190 million on consolidated reserves.

Recognition of the Fortis shares at fair value in accordance with the accounting treatment prescribed for available-for-sale financial assets (see section 2.4.3.2) had a positive impact of €192 million on shareholders’ equity (other comprehensive income).

2.4.3.2	Other available-for-sale securities

In accordance with IAS 39, available-for-sale financial assets are measured at fair value. Any difference between market value and the carrying amount of securities under French GAAP is recognized, net of deferred tax if applicable, within shareholders’ equity. Considering that securities were previously recognized under French GAAP at the lower of historical cost and market value, this adjustment has a positive impact of €568 million on equity (€528 million on shareholder’s equity).

2.4.3.3	Debt-related derivatives

All derivatives used by the Group to reduce and manage its exposure to the foreign exchange and interest rate risks associated with its borrowings and cash investments are recognized in the consolidated balance sheet at fair value, whether or not they qualify as hedges under IAS 39. They are carried in the consolidated balance sheet as asset and liabilities for €131 million and €613 million, respectively, and are recognized separately from changes in the fair value of the corresponding hedged assets and liabilities. All borrowings are recognized at amortized cost. The gain or loss on the borrowing attributable to the hedged risk is recognized in income and adjusts the carrying amount of the hedged liability.

The main consolidated balance sheet adjustments arise from:

•

the qualification as fair value hedges of GIE SUEZ Alliance fixed-rate interest bond issues, which has a €253 million impact on derivative assets and a €294 million impact on borrowings (including the effect of adjustment in accordance with the effective interest rate method);

•	a complex foreign currency borrowing accounting for an additional increase of €208 million in the above two captions.

The total negative impact on equity amounts to €127 million, of which €100 million is recorded as other comprehensive income.

Cash derivatives – cash flow hedges

Hedges of future cash flows, mainly comprising derivatives transforming variable-rate liabilities into fixed rate liabilities and, to a lesser extent, foreign exchange derivatives, had a negative impact of €100 million on consolidated reserves recorded as other comprehensive income.

Cash derivatives – fair value hedges

Where fair value hedging relationships exist, both the hedging instrument and the hedged item (borrowings) are remeasured, thus neutralizing the impact of the hedges on shareholders’ equity within the opening consolidated balance sheet.

Derivatives not qualifying as hedges

The net impact on equity and on the consolidated balance sheet in general of derivatives not qualifying as hedges under IAS 39 is not material.

2.4.3.4 Foreign exchange derivatives – hedges of netinvestments

Hedges of net investments in a foreign currency were qualified as hedges prior to the adoption of IAS 39, and changes in the market value of their foreign currency component were recognized as part of the cumulative translation adjustment. As a result of the adoption of IAS 39, the Group’s share of the cumulative translation adjustment (€67 million) relating to hedges of net investments has been reclassified in shareholders’ equity under other the comprehensive income on net investment hedges, and the net change in value of the interest rate component of these hedges, representing an immaterial amount, has been recognized within consolidated reserves.

The market values of the foreign currency components were previously disclosed as other non-current assets and liabilities but are now disclosed as non-current derivative assets and liabilities for €248 million and €61 million, respectively.

2.4.3.5 Commodity derivatives

Within the framework of its operating activities, the Group uses derivatives to manage and reduce its exposure to variations in the market prices of commodities, in particular in the gas and electricity markets and as part of its energy trading activities.

As required by IAS 39, derivatives are recognized in the balance sheet at fair value and continue to be adjusted to fair value whether or not they qualify as hedges. In the case of commodity derivatives, changes in fair value are recognized as part of income from ordinary activities except when such derivatives qualify as cash flow hedges, in which case changes in fair value corresponding to the effective portion of the hedge are recognized within equity.

Hedging transactions

In order to attenuate the risks of unfavorable changes in market prices liable to affect the cost of purchases or the margins associated with highly probable future sales transactions, the Group hedges future cash flows using derivatives available on organized exchanges or over-the-counter. At January 1, 2005, the Group had no fair value hedges.

Derivatives used by the Group mainly take the form of forward and futures contracts, swaps and options for commodities such as natural gas, electricity, diesel fuel, heating oil and crude oil. They may provide for net settlement or for physical delivery.

Hedge accounting must be applied if the criteria defined by IAS 39 are met (see Note 1.M).

At December 31, 2004, the fair value of derivatives used as cash flow hedges was not recognized in the balance sheet but disclosed within off-balance sheet commitments.

In accordance with IAS 39, changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recognized directly within equity, whilst changes in fair value of the ineffective portion are recognized as part of income from ordinary activities. The gains and losses initially recognized within equity are transferred to the income statement, within the same caption as the hedged transaction (revenues or purchases and changes in inventories), when the hedged transaction takes place.

Recognition of cash flow hedges at fair value has a negative pre-tax impact of €162 million on other comprehensive income at January 1, 2005. This amount mainly comprises derivatives relating to LNG operations in the United States, and is used to hedge variations in cash flows linked both to the indexing of long-term purchases to oil prices, and to forward sales concluded at market prices. It also comprises certain forward purchase contracts entered into within the scope of the US electricity distribution business with a view to reducing the risk of fluctuation in cash flows.

Proprietary energy trading operations

In Europe, the Group engages in energy trading both on its own behalf and on behalf of its customers. To this end, the Group enters into spot and forward transactions in natural gas, electricity and various oil products on organized exchanges and over-the-counter, using a range of instruments including forwards, futures, swaps and options.

These trading operations were already measured at fair value in the financial statements at December 31, 2004. The adoption of IAS 39 therefore has no significant impact on equity in this respect.

Commodity derivatives not qualifying as hedges

Most electricity and gas purchase and sales contracts entered into by the Group provide for physical delivery of quantities intended to be consumed or sold by the entity within a reasonable period and as part of its ordinary business; such contracts are thus excluded from the scope of IAS 39. The Group is nevertheless a party to certain contracts which qualify as derivatives under IAS 39 but did not qualify as derivatives in accordance with French GAAP. These contracts have now been recognized at fair value in the consolidated balance sheet by adjusting consolidated reserves. Subsequent changes in the fair value of these contracts will be recognized as part of income from ordinary activities. The negative pre-tax impact of this adjustment on shareholders’ equity amounts to €77 million.

The contracts involved are mainly:

(i)	those used to manage global exposure to certain market risks, a hedging strategy which is not recognized as such by IAS 39;

(ii)

those entered into by the Group in order to improve margins by taking advantage of certain differences in market prices, notably in the case of strategies designed to manage product price risk (including in the case of purchases of fuel and sales of electricity) involving the entity’s physical assets and aimed at optimizing sites’ operating performance;

(iii)	sales contracts analyzed by IAS 39 as written options.

Embedded commodity derivatives

The Group has also entered into certain commodity purchase and sales contracts which are excluded as a whole from the scope of IAS 39 but nevertheless contain particular clauses which meet the definition of a derivative provided by IAS 39. Such embedded derivatives have been separated from their host contracts and recognized in the consolidated balance sheet at fair value at January 1, 2005.

Adjustment of these derivatives has a negative pre-tax impact of €118 million on shareholders’ equity.

These embedded derivatives more specifically comprise:

(i)	price clauses linking contract prices to an index or to the price of a different commodity than the one contracted for;

(ii)	clauses modifying the duration of contracts;

(iii)	or clauses providing for indexation to foreign currencies not considered to be closely related to the host contract.

Consolidated balance sheet presentation of commodity derivatives

The provisions of IAS 32 relating to offsetting of financial assets and liabilities only authorize offsetting in the consolidated balance sheet of positive and negative market values of financial instruments in specific circumstances.

Recognition of commodity derivatives in accordance with IAS 32 and IAS 39 has an impact of €830 million and €226 million, respectively, on current and non-current financial assets, and of €1,055 million and €393 million, respectively, on current and non-current financial liabilities.

2.4.3.6 Other adjustments

Other adjustments essentially reflect the application of IAS 39 by associates (the total positive impact of €45 million is included within the “Investments in associates” caption), the recognition of cash flow hedges other than for commodities, and deferred tax relating to all other adjustments and adjustments (impact on equity of €106 million).

2.4.4 Reconciliation between equity under IFRS at December 31, 2004 (prior to adoption of IAS 32 and IAS 39) and at January 1, 2005 (after adoption of

        IAS 32 and IAS 39)

At January 1, 2005, the impact on shareholders’ equity of the first-time adoption of IAS 32 and IAS 39 may be analyzed as follows:

	Explanatory note	Shareholders’ equity	Minority interests	Total
Equity at December 31, 2004		7,838	5,079	12,916
Revaluation of available-for-sale financial assets		743	49	792
Of which (Group share):
Fortis shares	2.4.3.1	192
Available-for-sale securities	2.4.3.2	528
Other(1)		23
Change in fair value of cash flow hedges		(248)	20	(228)
Of which (Group share):
Commodity derivatives	2.4.3.5	(162)
Debt-related derivatives	2.4.3.3	(100)
Other		14
Change in fair value of hedges of net investments	2.4.3.4	73	(13)	60
Deferred income tax		60	(3)	57
Sub-total impacts subject to reclassification		629	54	683
Cumulative translation adjustment		(67)	11	(56)
Consolidated reserves		(370)	(16)	(386)
Of which (Group share):
Fortis (embedded derivatives and amortized cost)	2.4.3.1	(190)
Embedded commodity derivatives	2.4.3.5	(118)
Commodity derivatives not qualifying as hedges	2.4.3.5	(77)
Other		(21)
Income taxes		36
Total impact IAS 32/IAS39		192	49	241
Equity at January 1, 2005		8,030	5,128	13,158

(1)	Mainly available-for-sale securities held by associates.

Note 3

Significant events

3.1 Business combinations carried out during the year

Under the Partnership Agreement signed between SNCF and Electrabel on October 21, 2002, SNCF, beyond the agreement authorizing Electrabel to market the production capacity of SHEM (Société Hydroélectrique du Midi), held a put option on 80% of SHEM’s share capital. This option was exercised by SNCF on January 20, 2005 in relation to a first tranche of 40% of SHEM’s capital which was sold to Electrabel on that date. The second 40% tranche will be automatically transferred to Electrabel within two years of the first option exercise date.

Pursuant to an agreement, Electrabel has controlled SHEM since the acquisition of the initial 40% of the company’s capital, and SHEM was fully consolidated in SUEZ Group’s consolidated financial statements from January 20, 2005 based on an 80% interest.

Electrabel also granted SNCF an additional undertaking to purchase the residual 19.6% of SHEM’s capital held by SNCF.

The price set for the acquisition of the company’s entire share capital was €846.7 million.

The significant effects of this acquisition on the Group’s financial statements which could impact year-on-year comparisons are:

•

the recognition of a payable due to SNCF, recorded under “Other financial liabilities” in an amount of €499 million, reflecting Electrabel’s commitment to purchase the second 40% tranche of SHEM’s capital and the put option relating to SNCF’s residual 19.6% minority interest;

•

the recognition of €230 million in goodwill following the allocation to acquired assets and liabilities, principally to “Property, plant and equipment” and “Deferred tax,” in an amount of €456 million.

In respect of non-current assets the impact of this transaction on year-on-year comparability is relatively limited in spite of SHEM’s size, due to the Group’s decision to elect for the early adoption of IFRIC 4 – Determining Whether an Arrangement Contains a Lease, as from January 1, 2004.

In 2002, prior to the acquisition of shares in SHEM, Electrabel had already entered into an agreement with SNCF, authorizing Electrabel to market SHEM’s production capacity. Since this agreement conveys a “right of use” as defined by IFRIC 4 and meets the definition of a “finance lease” as set out in IAS 17 – Leases, the comparative consolidated financial statements for 2004 already include SHEM’s property, plant and equipment in an amount of €702 million, recording against liabilities.

3.2 Disposals

On September 13, 2002, the Belgian Federal Council of Ministers appointed ESO/Elia grid operator of the high-voltage electricity transmission network in Belgium. In line with the commitments made at that time Electrabel and SPE, ESO/Elia’s historic shareholders, carried out an IPO in relation to their respective stakes, covering 40% of ESO/Elia’s capital.

Consequently, 57.14% of Electrabel’s stake in Elia System Operator (representing 36.60% of all outstanding shares) was listed at the end of first-half 2005. The Group’s interest in Elia System Operator continues therefore to be consolidated by the equity method, on the basis of a 27.45% stake at December 31, 2005, compared to a 64.1% stake at December 31, 2004.

This transaction resulted in a consolidated capital gain of €626 million.

The flotation of this major portion of Electrabel’s stake in Elia System Operator resulted in cash inflows totaling €395 million. After taking into account Elia’s capital increase, to which Electrabel subscribed for an amount of €43 million, net cash inflows stood at €352 million.

3.3 Cash and share bid for Electrabel

In its meeting of August 9, 2005, the Board of Directors of SUEZ approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%).

SUEZ offered €322 in cash and four SUEZ shares for each Electrabel share.

Electrabel’s Board of Directors approved the bid on August 24, 2005.

On August 9, 2005, SUEZ also put in place a credit facility for an initial amount of €7.9 billion, later reduced to €3.2 billion, aimed at partially financing the cash component of the offer. This credit facility was syndicated in September 2005. The remainder of the cash bid was financed by cash available at SUEZ SA in addition to other sources of financing raised on the banking and capital markets.

On September 7, 2005, the Board of Directors of SUEZ approved a capital increase under the following terms and conditions:

•	capital increase with preferential subscription rights: €2,368 million;

•	number of shares issued: 114,973,952;

•	subscription price: €20.60.

Due to this capital increase, the offer price was subsequently adjusted to €323.56. By the end of the offer period on December 6, 2005, SUEZ had acquired a further 48.54% of Electrabel’s shares, raising its total stake to 98.62%.

This transaction is recorded in the financial statements as follows:

•	financial investment: €11,092 million;

•	capital increase: €2,414 million;

•	recognition of goodwill: €7,332 million;

•	decrease in minority interests: €3,760 million;

•	additional share in net income: €117 million (corresponding to the further interest acquired in Electrabel from November 1, 2005).

3.4 Assignment of disputed receivables

On September 5, 2005, SUEZ sold without recourse disputed receivable from the French State to a financial institution for a firm and definitive price of €995.4 million. The impacts of this sale were recognized in the consolidated financial statements for the year ended December 31, 2005 as (i) SUEZ has no commitments to reimburse the sale price, (ii) the triggering of the commonly granted warranties given by SUEZ is deemed to be improbable and (iii) the Group no longer has any active involvement in the recovery procedures.

As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

3.5 Restructuring of the distribution sector in Belgium

On December 19, 2005, Electrabel’s Board of Directors approved a series of agreements which provide for the merger in 2006 of Electrabel Netten Vlaanderen (grid operator), GeDIS (energy strategy, rationalization of energy usage, and public service commitments) and the Flemish platform Indexis (collection, processing and transmission of metering data). This agreement will pave the way for a “single operator” on the electricity and natural gas distribution networks in Flanders. The new entity is to be named Eandis, and will be a wholly-owned subsidiary of the mixed inter-municipal network distribution companies. It will combine all of the personnel of the merged entities in addition to certain employees transferred from Electrabel’s corporate headquarters.

The restructuring operation will impact the 2006 financial statements; its impact on net income taken as a whole will not be material.

Electrabel Netten Vlaanderen’s contribution to the Group’s consolidated balance sheet at December 31, 2005, and income statement for the year then ended, can be summarized as follows:

• assets totaling €768 million, breaking down as follows:

- receivables:	€145.5 million,

- cash and cash equivalents:	€4.1million,

- other assets (mainly reimbursement rights on pension commitments):	€611.2 million;

• liabilities totaling €725.7 million, essentially comprising:

- provisions for pension and other employee benefit obligations:	€602.7 million,

- accounts payable:	€120.2 million;

• in the income statement:

- revenues:	€786.7 million,

- operating income:	€32.5 million,

- net income:	€18.9 million.

3.6 Discontinued operations

In line with its strategy of withdrawing from the Communication sector, the Group sold the following companies in 2004:

Métropole TV

In January 2004, SUEZ sold 29.2% of the share capital of Métropole TV in a market transaction combined with a sale to institutional shareholders. Métropole TV was subsequently deconsolidated from January 1, 2004 and the €753 million gain on the disposal was recorded under “Net income/(loss) from discontinued operations.”

The 5% of Métropole TV’s share capital retained by SUEZ is recorded under “Available-for-sale securities” in the consolidated balance sheet (see Note 20.1).

Noos

In accordance with an agreement entered into between SUEZ and United Global Com (UGC) on March 15, 2004, and further to the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group, in which SUEZ acquired a 19.9% stake. The shareholding was included under “Available-for-sale securities” as of December 31, 20041. The impact of this transaction was not material.

1. This shareholding was disposed of during first-half 2005.

Note 4

Segment information

In accordance with IAS 14, the Group’s primary reporting format is business segments and its secondary reporting format is geographical location. This distinction reflects the Group’s organizational and management structure.

4.1 Business segments

After the early-2004 sale of its remaining investments in the Communication sector, SUEZ’s operations are organized around four core segments: Electricity and Gas, Energy Services, Environment and Other Services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SUEZ Energy Europe) and International (SUEZ Energy International).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

•	Electricity and Gas: the subsidiaries in this segment produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas:

-	in Europe, SUEZ Energy Europe (SEE): through Electrabel, Distrigas and Fluxys (listed companies controlled by the Group),

-	outside Europe, SUEZ Energy International (SEI): these subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

•

SUEZ Energy Services (SES): these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks.

•	SUEZ Environment (SE): subsidiaries operating in this business segment provide private customers and local authorities with:

-	water distribution and treatment services under concession contracts (water management) and water purification facility design and construction services (turnkey engineering);

-	as well as waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•	Other Services: this segment includes the contributions of holding companies and entities used for centralized Group financing purposes.

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

4.1.1 Segment information – Income statement

At Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Elimin- ations	TOTAL
Total revenues	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	-	(55.4)	41,488.9
- Revenues(external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6			41,488.9
- Inter-segment sales (intra-Group)	21.4		21.4	31.1	2.9		(55.4)	-
Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	(157.9)		6,508.2
Operating income/(loss)	1,963.2	746.6	2,709.8	358.8	1,003.5	(169.9)		3,902.2
- Changes in fair value of commodity derivative instruments	(229.1)	78.9	(150.2)	(0.5)	0.5	(0.9)		(151.1)
- Impairment	(78.9)	(269.4)	(348.3)	-84.0	(209.1)	(16.5)		(657.9)
- Restructuring costs	13.0	-	13.0	-86.7	(22.4)	(5.4)		(101.5)
Segment income (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	(192.7)		2,991.7
- Asset disposals	714.4	245.2	959.6	41.5	493.0	35.8		1,529.9
Income/(loss) from ordinary activities	2,382.6	801.3	3,183.9	229.1	1,265.5	(156.9)		4,521.6
Share in income of associates	473.8	33.1	506.9	33.3	18.8	6.5		565.5

At Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Elimin- ations	TOTAL
Total revenues	12,914.9	4,892.0	17,806.9	9,764.8	10,543.6	28.4	(86.0)	38,057.7
- Revenues (external sales)	12,895.5	4,892.0	17,787.5	9,732.6	10,537.6	-		38,057.7
- Inter-segment sales (intra-Group)	19.4	-	19.4	32.2	6.0	28.4	(86.0)	-
Gross operating income/(loss)	2,650.7	1,178.4	3,829.1	557.8	1,765.1	(219.6)		5,932.4
Operating income/(loss)	1,997.7	779.3	2,777.0	217.6	939.8	(197.7)		3,736.7
- Changes in fair value of commodity derivative instruments	-	-	-	-	-	-		-
- Impairment	10.8	(0.6)	10.2	(9.0)	(210.5)	(58.9)		(268.2)
- Restructuring costs	(7.9)	-	(7.9)	(28.2)	(26.1)	(11.6)		(73.8)
Segment income (IAS 14)	2,000.6	778.7	2,779.3	180.4	703.2	(268.2)		3,394.7
- Asset disposals	6.0	(47.2)	(41.2)	19.9	69.5	96.7		144.9
Income/(loss) from ordinary activities	2,006.6	731.5	2,738.1	200.3	772.7	(171.5)		3,539.6
Share in income of associates	227.5	8.6	236.1	1.7	32.5	6.6		276.9

4.1.2 Segment information – Balance sheet

At Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	TOTAL
Segment assets (IAS 14)	27,491.4	10,527.5	38,018.9	7,161.4	13,218.1	293.2	58,691.6
Segment liabilities (IAS 14)	16,404.3	3,658.8	20,063.1	5,670.7	7,099.1	572.0	33,404.9
Investments in associates	2,434.6	392.1	2,826.7	11.5	255.9	124.4	3,218.5
Capital employed (at year-end)	14,786.3	8,579.3	23,365.6	1,742.0	7,593.1	542.9	33,243.6

At Jan. 1, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	TOTAL
Segment assets (IAS 14)	15,864.8	8,987.0	24,851.8	6,712.6	12,600.2	374.7	44,539.3
Segment liabilities (IAS 14)	12,495.6	2,007.7	14,503.3	5,094.9	6,652.0	694.8	26,945.0
Investments in associates	1,954.7	109.9	2,064.6	(19.5)	345.6	112.6	2,503.3
Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

At Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	TOTAL
Segment assets (IAS 14)	15,060.0	9,038.1	24,098.1	6,709.0	12,608.7	393.2	43,809.0
Segment liabilities (IAS 14)	11,709.0	1,500.7	13,209.7	5,087.4	6,671.7	681.6	25,650.4
Investments in associates	2,413.4	110.3	2,523.7	(19.5)	345.1	89.5	2,938.8
Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

4.1.3 Segment information – Cash flow statement

At Dec. 31, 2005 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	TOTAL
Gross cash flow before financial loss and income tax	2,646.1	1,267.2	3,913.3	457.0	1,656.2	(275.6)	5,750.9
Acquisitions of property, plant and equipment and intangible assets(a)	1,116.1	256.1	1,372.2	264.1	977.5	7.5	2,621.3
Disposals of property, plant and equipment and intangible assets(b)	263.7	16.1	279.8	37.6	73.5	(0.6)	390.3

At Dec. 31, 2004 In millions of euros	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	TOTAL
Gross cash flow before financial loss and income tax	2,695.3	1,159.7	3,855.0	493.4	1,501.7	(169.2)	5,680.9
Acquisitions of property, plant and equipment and intangible assets(a)	591.9	286.1	878.0	240.1	950.8	4.4	2,073.3
Disposals of property, plant and equipment and intangible assets(b)	137.1	9.6	146.7	17.5	189.5	0.2	353.9

(a)

Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in the amounts payable to fixed asset suppliers, which totaled €45.8 million and €(36.6) million in 2005 and 2004 respectively.

(b)

Disposals of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in the amounts receivable from sales of fixed assets, which totaled €(35.4) million and €(12.8) million in 2005 and 2004 respectively.

4.2 Geographical segments

The amounts set out below are analyzed by:

•	destination of products and services sold for revenues;

•	geographic location of the subsidiaries in relation to other information.

	Revenues		Segment assets			Investments		Capital employed
In millions of euros	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004*
France	9,719.7	8,576.6	10,298.9	9,514.9	9,627.8	519.1	523.3	4,000.7	3,407.7
Belgium	10,961.6	11,754.6	22,599.7	11,907.0	11,318.1	596.9	425.1	10,123.1	2,734.7
Other EU countries	10,956.9	8,892.6	10,678.8	10,068.6	10,067.2	956.8	551.1	7,790.6	8,349.5
Other European countries	975.1	998.1	712.6	609.8	609.8	8.3	18.3	452.8	434.5
North America	4,092.1	3,500.9	7,517.0	6,189.2	5,941.6	231.6	246.1	5,008.3	4,749.8
South America	2,120.3	1,822.3	4,267.4	3,987.4	3,987.4	155.6	171.8	3,714.3	3,276.6
Asia-Pacific and the Middle East	2,063.0	1,906.7	2,281.8	1,915.9	1,910.6	131.5	114.8	2,054.0	1,808.1
Africa	600.2	605.9	335.4	346.5	346.5	21.5	22.8	99.8	114.3
TOTAL	41,488.9	38,057.7	58,691.6	44,539.3	43,809.0	2,621.3	2,073.3	33,243.6	24,875.2

*

Capital employed remained unchanged at Jan. 1, 2005 following the first-time application of IAS 32/39 (see section 4.3 below regarding the reconciliation of segment information with the consolidated financial statements).

4.3	Reconciliation of segment information with the consolidated financial statements

4.3.1 Segment assets

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Intangible assets	3,453.5	3,352.9	3,352.9
Goodwill	13,033.2	5,322.3	5,322.3
Property, plant and equipment	20,212.4	19,366.7	19,366.7
Other receivables carried at amortized cost	20.9	75.0	74.9
Derivative instruments (Note 20.3)	5,996.6	1,122.2	-
Trade and other receivables (Note 20.6)	10,394.7	9,733.4	9,733.9
Inventories	1,344.8	1,145.6	1,145.7
Other current and non-current assets (Note 22)	4,235.5	4,421.2	4,812.6
TOTAL SEGMENT ASSETS	58,691.6	44,539.3	43,809.0
OTHER UNALLOCATED ASSETS	21,589.9	18,439.8	16,417.5
TOTAL ASSETS	80,281.5	62,979.1	60,226.5

4.3.2 Segment liabilities

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Current and non-current provisions (Note 24)	10,403.8	10,223.0	10,262.9
Derivative instruments not related to net debt (Note 26.2)	7,116.1	1,513.2	-
Trade and other payables	10,078.8	9,199.0	9,204.2
Other current and non-current liabilities (Note 29)	5,806.2	6,009.8	6,183.9
TOTAL SEGMENT LIABILITIES	33,404.9	26,945.0	25,650.7
OTHER UNALLOCATED LIABILITIES	46,876.6	36,034.1	34,576.1
TOTAL LIABILITIES	80,281.5	62,979.1	60,226.5

4.3.3 Capital employed

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
+ SEGMENT ASSETS	58,691.6	44,539.3	43,809.0
- SEGMENT LIABILITIES	(33,404.9)	(26,945.0)	(25,649.4)
+ Available-for-sale securities (excl. changes in fair value and disposals of short-term marketable securities)	1,840.5	1,724.2	1,654.7
+ Loans and advances to subsidiaries and affiliates	2,637.4	3,104.8	2,566.2
+ Investments in associates (Note 18.1)	3,218.5	2,503.3	2,938.8
- Derivative instruments not related to net debt (Note 20.2)	1,119.5	391.1	-
- Other financial liabilities (Note 26.3)	(858.5)	(442.5)	(443.1)
Capital employed	33,244.1	24,875.2	24,875.2

4.3.4 Gross operating income

	Dec. 31, 2005	Dec. 31, 2004
Operating income	3,902.2	3,736.7
- Depreciation, amortization and provisions	1,701.9	1,636.9
+ Financial income excluding interest	140.4	96.1
+ Share in income of associates	565.5	276.9
- Impairment of Goodwill relating to associates	4.9	4.8
- Share-based payment (IFRS 2) and other adjustments	22.0	27.8
- Net disbursements under concessions contracts	171.3	153.2
Gross operating income	6,508.2	5,932.4

Note 5

Revenues

Group revenues per category (see Note 1.T) break down as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Energy sales, transmission and distribution	18 990,8	15 826,7
Water and waste	7 813,7	7 964,7
Rendering of services	3 914,5	4 759,8
Engineering and construction contracts	6 482,1	4 740,3
Other services(a)	4 287,8	4 766,2
TOTAL	41 488,9	38 057,7

(a)	“Other services” include lease income arising from the application of IFRIC 4, as well as amounts billed to the inter-municipal companies by Electrabel (see Note 1.T.4).

Note 6

Personnel costs

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Salaries	(5,865.5)	(5,877.9)
Social security charges/pension costs*	(1,948.6)	(1,885.8)
Employee profit-sharing and incentive schemes	(50.2)	(50.3)
Share-based payment	(38.6)	(17.9)
TOTAL	(7,902.9)	(7,831.9)

*	Only pension costs relating to defined contribution plans are presented in this table.

Note 7

Other operating income and expenses

Other operating income and expenses include the following amounts:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Other operating income(a)	957.9	1,155.5
Other operating expenses	(10,261.1)	(9,871.2)
Purchases	(5,566.9)	(5,219.0)
Repairs and maintenance	(1,354.2)	(1,303.8)
Other	(3,340.0)	(3,348.4)
TOTAL	(9,303.2)	(8,715.7)

(a)

In 2004, the line “Other operating income” included a gain of €140 million in respect of estimated amount receivable for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium.

Note 8

Depreciation, amortization and provisions

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Depreciation and amortization
Intangible assets	(301.8)	(230.1)
Property, plant and equipment	(1,467.3)	(1,659.1)
Write-down of inventories and trade receivables	15.6	(144.7)
Provisions(a)	52.5	370.7
Other	(0.9)	26.3
TOTAL	(1,701.9)	(1,636.9)

(a)

As of December 31th 2005 “Provisions” includes, in particular, the provision relating to the AEP dispute in the US in an amount of €111 million. In 2004, this line related mainly to the reversal of the provision for Lydec pension obligations following their transfer to an external fund (€184 million), as well as the reversal of the provision for nuclear waste reprocessing costs (€152 million).

Note 9

Impairment

As a result of a series of significant unfavorable events (contractual disputes, downturn of the economic environment for certain business segments and countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on some of these assets, particularly those relating to SUEZ Environment’s international activities (Brazil, Argentina, etc.), SUEZ Energy International in the US, and SUEZ Energy Services in the Netherlands.

The discount rates used to calculate discounted cash flows in the annual impairment test ranged from 5.0% to 14.6%.

At December 31, 2005, impairment losses were recorded for €114.8 million on goodwill, €448.0 million on property, plant and equipment and intangible assets, and €117.0 million on financial assets.

In the particular case of the US, given the persistently unfavorable market conditions with no prospective upturn in sight, the Group has decided to include certain production units within its asset renewal policy.

Impairment tests were established on the basis of future cash flows discounted at a rate of 9% after tax, resulting in the recognition of a pre-tax impairment loss of €217 million.

At December 31, 2005, reversals of impairments were recorded in an amount of €10.2 million on property, plant and equipment and intangible assets, and for €11.7 million on financial assets.

Impairments recognized in 2004 related to the assets of concession holders in Argentina and to international contracts in the Environment segment.

Excluding the goodwill recognized on the acquisition of an additional 48.54% interest in Electrabel in November 2005 (currently under review), no single Cash Generating Unit (CGU) accounts for a material amount of goodwill as a proportion of the Group’s total goodwill.

Note 10

Restructing costs

In 2005, the Group continued its restructuring program mainly within the Energy Services segment and recorded restructuring costs of €84.4 million, essentially in its Dutch and French entities.

Costs for the year incurred during the implementation of restructuring programs came to €211.3 million, and were offset by reversals of provisions in an amount of €194.2 million.

Restructuring costs in 2004 were primarily recorded in the second half of the year and mainly related to the Energy Services and Environment segments for €28.2 million and €32.2 million, respectively.

Note 11

Disposals of assets

In 2005, this item mainly relates to: (i) the impact of the disposal of 36.6% of ESO/Elia further to the company’s IPO, representing a gain of €626.3 million (see Note 3); (ii) the impact of the Group’s sale of its residual interest in Northumbrian, for an amount of €262.8 million; and (iii) the sale of 9.57% of Tractebel Energia within the scope of the IPO, representing an amount of €168.0 million.

In the 2004 income statement, the impact of the main disposals – carried out in the context of the Group’s withdrawal from the Communication sector – were presented on the line “Net income/(loss) from discontinued operations”, in accordance with IFRS 5 (see Note 3).

Note 12

Financial income/(loss)

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Net finance costs	(800.2)	(957.0)
Early redemption of bonds repayable in Fortis shares	166.6
Other financial expenses	(491.4)	(497.0)
Other financial income	399.7	374.9
Financial loss	(725.3)	(1,079.1)

12.1 Net finance costs,

This item primarily includes interest expenses related to borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on borrowings, and interest and other income generated by short-term securities, cash and cash equivalents.

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Interest on gross borrowings	(1,077.3)	(1,109.7)
Exchange differences on borrowings and hedges	0.4	20.2
Gains and losses on hedges of borrowings	(11.1)	(4.2)
Income from short-term securities, cash and cash equivalents	290.2	184.4
Change in fair value, impairment and disposals of short-term securities	(2.4)	(47.7)
TOTAL	(800.2)	(957.0)

The impact of applying IAS 32 and IAS 39 is described below (see Note 12.5).

12.2 Early redemption of bonds repayable in Fortis shares

In first-half 2005, the Group redeemed in advance of term the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares available as a result of this transaction.

Following these operations, which generated net financial income of €166.6 million, the Group no longer holds any interests in Fortis.

The impact on equity and net debt of the first-time application of IAS 32 and 39 to these bonds and the underlying Fortis shares was €2 million, comprising:

•	a positive impact of €192 million on equity reserves subject to reclassification, relating to the recognition of Fortis shares at fair value and the measurement of bonds at amortized cost;

•	a negative impact of €190 million on retained earnings relating to the recognition of embedded derivatives at fair value and of the bonds at amortized cost.

(See Note 2 – Impacts of the transition to IFRS).

12.3 Other financial expenses

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Unwiding of discounting adjustments to provisions	(330.1)	(339.2)
Interest on current liabilities	(21.1)	(18.2)
Exchange losses	(17.7)	(19.3)
Other	(122.5)	(120.3)
TOTAL	(491.4)	(497.0)

12.4 Other financial income

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Income from non-current financial assets	134.3	104.8
Interest on current assets	15.9	27.5
Interest on loans and receivables carried at amortized cost	80.1	95.3
Exchange gains	15.7	3.6
Other	153.7	143.7
TOTAL	399.7	374.9

The “Other” item includes the €19 million positive impact of renegotiating Santa Fe’s debt in Argentina in 2005.

12.5 Impacts of the first-time adoption of IAS 32 and IAS 39

The adoption of IAS 32 and IAS 39 with effect from January 1, 2005 led the Group to record a net financial loss of €11.1 million, which mainly reflects the net effect of derivative instruments relative to economic hedges on borrowings and the remeasurement of hedged assets and liabilities in a hedging relationship. These economic hedges do not qualify for hedge accounting under IAS 39.

The application of the amortized cost method did not have a material impact on 2005 net income.

Note 13

Income tax expense

13.1 Analysis of the income tax charge recognized in the income statement

13.1.1 Breakdown of the income tax charge

The income tax charge recognized in income for 2005 amounts to €585.3 million, compared with €926.0 million in 2004. The income tax charge for these two years breaks down as follows:

	Income tax
In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Current income tax
France	(41.8)	(58.0)
Outside France	(705.5)	(567.9)
TOTAL	(747.3)	(625.9)
Deferred income tax
France	(27.3)	(3.7)
Outside France	189.3	(296.4)
TOTAL	162.0	(300.1)
Total income tax charge recognized in income for the year	(585.3)	(926.0)

SUEZ is the parent of a tax consolidation Group which comprised 169 companies in 2005. Other tax groups have been set up where possible.

In 2005, income tax relating to prior periods and tax due on disposals are not material.

13.1.2 Reconciliation between the theoretical income tax charge and the

           Group’s actual income tax charge

A reconciliation between the theoretical income tax charge and the Group’s actual income tax charge for 2005 and 2004 is presented below:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Net income before minority interests	3,776.5	2,527.8
- Share in income/(loss) of associates	565.5	276.9
- Income tax	(585.3)	(926.0)
Income before income tax and share in income / (loss) of associates (a)	3,796.3	3,176.9
of which French companies	44.4	526.0
of which foreign companies	3,751.9	2,650.9
Statutory income tax rate in France (b)	34.93%	35.43%
Theoretical income tax charge (c) = (a) x (b)	(1,326.0)	(1,125.6)
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	140.8	100.0
Permanent differences	170.1	215.5
Capital gains and other income taxed at a reduced rate or nil (a)	483.3	157.7
Additional tax expense (b)	(115.5)	(94.4)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(201.5)	(346.8)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	163.5	237.8
Impact of changes in tax rates	3.2	(118.6)
Tax credits	61.9	42.0
Other	34.9	6.4
Actual income tax charge	(585.3)	(926.0)
Effective tax rate (actual income tax charge divided by income before income tax and share in income / (loss) of associates)	15.4%	29.1%

(a)

Includes mainly capital gains on tax-exempt disposals of shares in Belgium, the effect of lower tax rates applicable to securities transactions in France, and the impact of the special tax regimes used for the coordination centers in Belgium.

(b)	Includes mainly the 5% tax payable on dividends in Belgium.

13.2 Income tax recorded directly in equity

On September 5, 2005, SUEZ assigned without legal recourse litigious receivables owed from the French State for a firm and definitive price of €995.4 million.

As the litigious receivables related to equalization tax previously paid by the Group via a deduction from equity, the corresponding transfer price was taken to equity for the same amount.

No current income tax effect was recognized in equity in 2005.

Current tax recorded directly as a deduction from equity amounted to €(152.3) million in 2004 and related to the equalization tax (précompte) paid by SUEZ SA on its dividend payments.

Changes in deferred taxes resulting from changes in the fair value of financial instruments recorded in equity reserves subject to reclassification were recognized directly in equity and represented €200.4 million in 2005. These changes can be analyzed as follows by type of underlying item:

In millions of euros Type of underlying	Jan. 1, 2005	Change	Dec. 31, 2005

Available-for-sale financial assets	(40.1)	23.1	(17.0)
Net investment hedges	8.5	3.9	12.4
Cash flow hedges	89.1	173.4	262.5
TOTAL	57.5	200.4	257.9(a)

(a) Including €23.2 million in translation differences at December 31, 2005.

13.3 Deferred tax assets and liabilities

13.3.1 An analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity),

           is presented below by type of temporary difference

In millions of euros	Dec. 31, 2004	Impact of first-time application of IAS 32/39	Jan. 1, 2005	Income	Reserves subject to reclassification(a)	Other(b)	Dec. 31, 2005
Deferred tax assets
Net operating loss carry-forwards and tax credits	201.8		201.8	17.8		(32.9)	186.7
Pension obligations	635.0		635.0	(26.1)		11.8	620.7
Non-deductible provisions	274.5		274.5	85.7		29.0	389.2
Difference between the carrying amount of PPE and their tax basis	242.6		242.6	87.0		13.7	343.3
Measurement of financial instruments at fair value (IAS 32/39)		226.4	226.4	134.1	281.1	(19.3)	622.3
Other	497.4		497.4	(63.3)		21.7	455.8
TOTAL	1,851.3	226.4	2,077.7	235.2	281.1	24.0	2,618.0
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets (C)	(248.8)		(248.8)	(3.5)		(232.0)	(484.3)
Other differences between the carrying amount of PPE and their tax basis	(848.1)		(848.1)	(54.0)		53.1	(849.0)
Tax-driven provisions	(90.9)		(90.9)	(13.6)		(12.0)	(116.5)
Measurement of financial assets and liabilities at fair value (IAS 32/39)		(117.3)	(117.3)	(39.1)	(80.7)	6.0	(231.1)
Other	(907.1)		(907.1)	37.0		(100.3)	(970.4)
TOTAL	(2,094.9)	(117.3)	(2,212.2)	(73.2)	(80.7)	(285.2)	(2,651.3)
Net deferred tax (liabilities)/assets	(243.6)	109.1	(134.5)	162.0	200.4	(261.2)	(33.3)

(a) See 13.2.

(b) Consisting mainly of changes in the scope of consolidation and exchange rates (primarily related to the US dollar, Brazilian real, Chilean peso and the Thai baht).

(c) Changes in this item mainly reflect the consolidation of SHEM (see Note 3).

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position
At January 1, 2005	948.3	(1,082.7)	(134.4)
Net income for the period	235.2	(73.2)	162.0
Other	305.1	(366.0)	(60.9)
Impact of netting by tax entity	(344.7)	344.7	-
At December 31, 2005	1,143.9	(1,177.2)	(33.3)

13.3.2 Deductible temporary differences unrecognized in the balance sheet at

           December 31, 2005

At December 31, 2005, unused tax losses carried forward – which were not recorded in the balance sheet as they did not meet the criteria for recognition as a deferred tax asset – amounted to €4,643.9 million in respect of ordinary tax loss carry-forwards (unrecognized deferred tax asset effect of €1,567.3 million) and to €2,766.1 in respect of tax losses that may be charged against income taxed at a reduced rate. The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €1,550.2 million (unrecognized deferred tax asset effect of €568.1 million).

The expiry dates for using unrecognized tax loss carry-forwards are presented below:

In millions of euros	Ordinary tax losses	Tax losses that may be charged against income taxed at a reduced rate
2006	573.1	20.4
2007	30.2	2,731.0
2008	21.0	7.7
2009	20.3	7.0
2010	21.4	-
2011 and beyond	3,977.9	-
TOTAL	4,643.9	2,766.1

At December 31, 2005, ordinary tax losses resulting from the SUEZ SA tax consolidation group are estimated at €2.4 billion.

Tax losses that may be charged against the afore-mentioned income taxed at a reduced rate include long-term capital losses relating to French entities, representing an amount of €2,723.3 million, which will expire as from January 1, 2007.

Furthermore, the amounts shown above do not include certain deferred tax assets (representing approximately €150 million) relating to operations in the Netherlands. These items have not been recognized as the Group is currently involved in a dispute with the tax authorities.

13.3.3 Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates:

No deferred tax liabilities have been recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The taxable temporary difference does not give rise to any payment of tax when it reverses (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of the taxation of capital gains tax in France with effect from 2007).

Note 14

Earnings per share

	Dec. 31, 2005	Dec. 31, 2004
Numerator (in millions of euros)
Net income	2,512.7	1,696.4
Impact of dilutive instruments
Elimination of interest on convertible bonds	6.8	10.0
Diluted net income	2,519.5	1,706.4
Net income from discontinued operations	-	716.4
Impact of dilutive instruments	-	-
Diluted net income from discontinued operations	-	716.4
Net income from continuing operations	2,512.7	980.0
Impact of dilutive instruments
Elimination of interest on convertible bonds	6.8	10.0
Diluted net income from continuing operations	2,519.5	990.0
Denominator
Average number of shares outstanding (in millions)	1,053.2	995.1
Impact of dilutive instruments
- Convertible bonds	6.7	13.5
- Stock subscription and purchase plans reserved for employees	6.0	1.0
Diluted average number of shares outstanding	1,065.9	1,009.6
Earnings per share (in euros)
Earnings per share	2.39	1.70
Diluted earnings per share	2.36	1.69
Earnings per share from discontinued operations	-	0.72
Diluted earnings per share from discontinued operations	-	0.71
Earnings per share from continuing operations	2.39	0.98
Diluted earnings per share from continuing operations	2.36	0.98

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 23 “Equity” and Note 35 “Stock options”.

Stock options granted to employees between 1998 and 2001 have not been taken into account when calculating diluted earnings per share as they would have an anti-dilutive effect.

Note 15

Goodwill

15.1 Movements in the carrying amount of goodwill

A. Gross book value

At Jan. 1, 2004	5,410.9
Acquisitions	227.4
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	(58.2)
Other	(141.2)
At Dec. 31, 2004	5,438.9
Acquisitions	7,866.7
Disposals and goodwill classified as “assets held for sale”	-
Translation adjustments	171,1
Other	(241,7)
At Dec. 31, 2005	13,235.0

B. Impairment

At Jan. 1, 2004	-
Impairment losses	(109.0)
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	2.7
Other	(10.3)
At Dec. 31, 2004	(116.6)
Impairment losses	(114.8)
Disposals and goodwill classified as “assets held for sale”	-
Translation adjustments	(6.3)
Other	35.9
At Dec. 31, 2005	(201.8)

C. Net book value = A + B

At Jan. 1, 2004	5,410.9
At Dec. 31, 2004	5,322.3
At Dec. 31, 2005	13,033.2

Additional goodwill recorded in 2005 primarily arose as a result of the buyout of minority interests in Electrabel (see Note 3) for an amount of €7,332 million, and the first-time consolidation of SHEM (€230 million). “Other” mainly consists of an adjustment to goodwill recorded when finalizing the acquisition price of Electrabel Nederland.

The main translation differences relate to fluctuations in the US dollar (€113.4 million).

Additional goodwill recorded in 2004 mainly arose from the purchase of shares in Distrigas (€44.0 million) and Fluxys (€82.5 million).

The impairment losses of €109 million and €114.8 million recorded in 2004 and 2005, respectively, are discussed in Note 9.

Goodwill recognized in respect of the acquisition of a minority stake in fully consolidated companies amounts to €7,338 million at December 31, 2005 and mainly concerns the 48.54% interest acquired in Electrabel. At December 31, 2004, this amount was €130.0 million and related to the acquisition of a 12.51% stake in Distrigas and Fluxys. In the absence of specific guidance from IFRS, these items are recorded as described in Note 1.D.1.1.

15.2 Goodwill segment information

The carrying amount of goodwill can be analyzed by business segments as follows:

In millions of errors	Dec. 31, 2005	Dec. 31, 2004
SUEZ Energie Europe	9,862.3	2,260.1
SUEZ Energie International	467.0	414.0
SUEZ Energie Services	673.0	711.3
SUEZ Environment	2,005.5	1,914.5
Other	25.4	22.4
TOTAL	13,033.2	5,322.3

The analysis above is based on the business segments of the acquired entity rather than those of the acquirer.

Note 16

Intangible assets

16.1 Movements in the book value of intangible assets

In millions of euros	Software	Intangible rights related to concession contracts (1)	Capacity entitlements (2)	Other	Total
A. Gross book value
At January 1, 2004	438.7	3,313.3	1,163.0	1,037.0	5,952.0
Acquisitions	58.7	66.6		13.9	139.2
Disposals	(7.4)	(68.1)		(30.1)	(105.6)
Translation adjustments	(2.6)	(21.0)		(36.5)	(60.1)
Changes in scope of consolidation	(4.2)	105.8		(21.3)	80.3
Other	(5.1)	60.3		62.9	118.1
At December 31, 2004	478.1	3,456.9	1,163.0	1,025.9	6,123.9
Acquisitions	46.8	170.1		260.9	477.8
Disposals	(14.1)	(21.4)		(226.7)	(262.2)
Translation adjustments	6.2	77.4		89.7	173.3
Changes in scope of consolidation	(4.4)	(32.2)		(17.0)	(53.6)
Other	24.0	35.2		32.1	91.3
At December 31, 2005	536.6	3,686.0	1,163.0	1,164.9	6,550.5
B. Accumulated amortization and impairment
At January 1, 2004	(279.8)	(1,427.9)	(453.7)	(422.4)	(2,583.8)
Amortization/impairment (3)	(71.4)	(120.4)	(27.0)	(79.1)	(297.9)
Disposals	13.3	15.0		62.8	91.1
Translation adjustments	2.6	10.7		17.7	31.0
Changes in scope of consolidation	2.6	(16.3)		2.0	(11.7)
Other	(13.8)	18.9		(4.8)	0.3
At December 31, 2004	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)
Amortization/impairment (3)	(69.0)	(126.8)	(25.6)	(96.5)	(317.9)
Disposals	15.5	7.4		46.0	68.9
Translation adjustments	(5.1)	(37.5)		(34.7)	(77.3)
Changes in scope of consolidation	4.4	0.7		7.2	12.3
Other	8.3	(25.0)		4.7	(12.0)
At December 31, 2005	(392.4)	(1,701.2)	(506.3)	(497.1)	(3,097.0)
C. Carrying amount = A+B
At January 1, 2004	158.9	1,885.4	709.3	614.6	3,368.2
At December 31, 2004	131.6	1,936.9	682.3	602.1	3,352.9
At December 31, 2005	144.2	1,984.8	656.7	667.8	3,453.5

(1)

SUEZ Environment, through Aguas Andinas, its Chilean subsidiary, holds surface and underground water drawing rights. These rights are not amortized as they are granted indefinitely. The gross book value of these rights is shown in the “Other” line for €80.5 million in the balance sheet at December 31, 2005.

(2)

The Group was involved in financing the construction of several nuclear power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At December 31, 2005 the net book value of these entitlements amounted to €656.7 million.

(3)	Impairment losses recognized in the year amounted to €19 million, compared with €11.3 million at December 31, 2004.

16.2 Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs in 2005 and 2004 amounted to €84.8 million, and €85.0 million, respectively.

Note 17

Property, plant and equipment

17.1 Movements in property, plant and equipment

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling costs	Assets held under finance leases	Assets held under operating leases	Construction in progress	Other	Total
A. Gross book value
January 1, 2004	1,924.9	4,722.4	25,754.6	1,783.6	671.4	1,658.5	1,396.8	2,329.0	2,085.0	42,326.2
Acquisitions	34.4	83.6	492.3	81.6	43.1	10.7	-	1,147.7	93.5	1,986.9
Disposals	(29.0)	(188.6)	(448.1)	(144.6)	(0.4)	(0.4)	-	(6.7)	(163.5)	(981.3)
Translation adjustments	(31.6)	(43.5)	(180.7)	(1.4)	4.8	7.1	(81.9)	(73.8)	(105.0)	(506.0)
Changes in scope of consolidation	(54.4)	(162.0)	(435.9)	5.9	-	62.8	-	9.6	2.4	(571.6)
Other	87.1	7.8	70.2	(367.7)	33.4	8.9	332.9	(982.5)	366.3	(443.6)
December 31, 2004	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6
Acquisitions	54.7	107.7	502.3	89.8	0.5	10.1	7.6	1,286.4	95.3	2,154.4
Disposals	(25.6)	(102.2)	(326.9)	(142.2)	(0.3)	(16.8)	(0.4)	-	(87.5)	(701.9)
Translation adjustments	76.4	454.0	933.5	12.4	4.8	1.1	224.0	150.5	214.9	2,071.6
Changes in scope of consolidation	(140.3)	(183.2)	(178.7)	(31.4)	(0.1)	(693.0)	-	(99.4)	10.6	(1,315.5)
Other	(199.2)	158.6	1,865.9	20.9	(78.6)	(269.9)	9.1	(1,664.9)	(55.8)	(213.9)
December 31, 2005	1,697.4	4,854.6	28,048.5	1,306.9	678.6	779.1	1,888.1	2,095.9	2,456.2	43,805.3
B. Accumulated depreciation and impairment
January 1, 2004	(790.2)	(1,445.4)	(15,984.1)	(1,208.5)	(520.3)	(461.0)	(430.2)	(4.5)	(882.8)	(21,727.0)
Depreciation/impairment(1)	(76.1)	(593.2)	(951.3)	(143.2)	(44.3)	(108.9)	-	(51.6)	(107.3)	(2,075.9)
Disposals	13.5	130.3	157.0	113.5	-	0.5	-	2.4	118.3	535.5
Translation adjustments	11.2	43.7	21.1	0.1	(4.2)	(0.5)	(3.9)	3.5	35.2	106.2
Changes in scope of consolidation	0.3	35.9	111.3	(1.7)	-	(6.0)	-	-	(41.1)	98.7
Other	(20.4)	65.4	556.9	301.2	(31.0)	18.4	(41.8)	1.9	(232.0)	618.6
December 31, 2004	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)
Depreciation/impairment(1)	(61.6)	(224.2)	(1,161.6)	(121.0)	(6.7)	(62.2)	(47.9)	(35.5)	(155.6)	(1,876.3)
Disposals	18.1	58.3	240.9	133.1	0.2	13.5	-	-	88.1	552.2
Translation adjustments	(19.2)	(125.6)	(237.9)	(7.8)	(4.3)	(0.9)	(54.5)	(5.7)	(66.0)	(521.9)
Changes in scope of consolidation	43.0	106.3	343.1	22.1	(0.5)	(4.1)	-	4.6	0.8	515.3
Other	67.7	(34.3)	(141.5)	6.3	38.3	184.0	(25.3)	9.4	77.1	181.7
December 31, 2005	(813.7)	(1,982.8)	(17,046.1)	(905.9)	(572.8)	(427.2)	(603.6)	(75.5)	(1,165.3)	(23,592.9)
C. Carrying amount
January 1, 2004	1,134.7	3,277.0	9,770.5	575.1	151.1	1,197.5	966.6	2,324.5	1,202.2	20,599.2
December 31, 2004	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,169.0	19,366.7
December 31, 2005	883.7	2,871.8	11,002.4	401.0	105.8	351.9	1,284.5	2,020.4	1,290.9	20,212.4

(1)	Impairment losses on property, plant and equipment amounted to €418.9 million at December 31, 2005 (see Note 9).

The main translation adjustments recorded in relation to the gross book value of property, plant and equipment at December 31, 2005 concern the US dollar (€976.9 million), the Brazilian real (€566.2 million) and the Chilean peso (€207.4 million).

Changes in the scope of consolidation mainly reflect the negative impacts of the sale of a heating network in the United States (€202.5 million) and the change in the consolidation method for Colbun (proportional consolidation to consolidation by the equity method) due to a reduction in ownership interest (€509.4 million).

17.2 Analysis of property, plant and equipment held under finance leases by type

Property, plant and equipment held under finance leases break down as follows:

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Construction in progress	Other	Total assets held under finance leases
A. Gross book value
December 31, 2004	41.0	239.4	1,226.9	240.4	(0.1)	-	1,747.6
December 31, 2005	35.6	192.8	417.4	133.2	(4.7)	4.8	779.1
B. Accumulated depreciation and impairment
December 31, 2004	(2.2)	(110.4)	(251.5)	(190.8)	-	(2.6)	(557.5)
December 31, 2005	(8.1)	(103.6)	(214.8)	(97.8)	-	(2.9)	(427.2)
C. Carrying amount
December 31, 2004	38.8	129.0	975.4	49.6	(0.1)	(2.6)	1,190.1
December 31, 2005	27.5	89.2	202.6	35.4	(4.7)	1.9	351.9

17.3 Pledged and mortgaged assets

Items of property, plant and equipment and intangible assets pledged by the Group as a guarantee on borrowings amounted to €2,159.3 million at December 31, 2005, compared with €2,064.2 million at December 31, 2004. The maturities of these commitments are as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Maturity
Y+1	416.1	249.8
Y+2	89.9	128.3
Y+3	95.6	161.6
Y+4	101.2	171.2
Y+5	85.5	168.4
Beyond	1,371.0	1,184.9
TOTAL	2,159.3	2,064.2

17.4 Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

The commitments can be broken down by maturity as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Maturity
Y+1	921.4	672.7
Y+2	188.7	298.4
Y+3	24.0	98.7
Y+4	5.8	259.2
Y+5	-	222.4
Beyond	226.4	44.6
TOTAL	1,366.3	1,596.0

17.5 Contractual investment commitments

The Group has undertaken to make certain investments under concession contracts. The related contractual commitments amounted to €1,239.0 million at December 31, 2005, versus €1,436.7 million at December 31, 2004.

17.6 Other information

Borrowings costs included in the cost of construction in progress amounted to €20.3 million at December 31, 2005.

Note 18

Investments in associates

18.1 Breakdown of investments in associates

	Carrying amount of investments in associates			Share in income/(loss) of associates
In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Belgian mixed inter-municipal companies	1,983.2	1,861.5	1,846.4	407.9	162.5
Compagnie Nationale du Rhône	518.4	455.8	458.8	28.8	22.8
Northumbrian	-	102.4	102.4	7.1	19.7
Elia	(126.5)	(420.8)	49.9	36.7	39.6
Colbun	296.8	-	-	7.1	-
Other	546.6	504.4	481.3	77.9	32.3
TOTAL	3,218.5	2,503.3	2,938.8	565.5	276.9

At December 31, 2004, the carrying amount of the Group’s investment in ESO/Elia (€49.9 million) was made up of the following two items:

•

the Group’s share in ESO/Elia’s equity restated in accordance with IFRS, representing a negative amount of €431.2 million. This negative contribution is due to the elimination in the Group’s consolidated financial statements of the intercompany gain realized in 2002 when Electrabel transferred its transportation network to Elia at market value (through its subsidiary CPTE);

•

a portion of the long-term receivable held by Electrabel on ESO/Elia, representing an amount of €481.2 million. This receivable had been offset by the Group’s negative share in ESO/Elia’s restated equity, as Electrabel provided a significant part of ESO/Elia’s financing, particularly in the context of the acquisition of the transportation network.

As from January 1, 2005, the Group presents all financial assets falling within the scope of IAS 32/39 in one of the four categories defined in these standards. Therefore, the full amount of the long-term receivable due to the Group by ESO/Elia has been reclassified under “Loans and receivables carried at amortized cost”, leading to a €481.2 million decrease in “Investments in associates”.

The other impacts of applying IAS 32 and IAS 39 on the carrying values of investments in associates amount to a positive €45.7 million and reflect the adjustments recorded on the first-time application of these standards, which are described in Note 2.

The main changes in this item in 2005 result from the sale of Northumbrian, the partial sale of ESO/Elia and the change in the consolidation method regarding Colbun from proportional consolidation to consolidation by the equity method, due to the reduction in the Group’s interest in this company, from 29% in 2004 to 19% in 2005.

Dividends received by the Group from its associates in 2005 and in 2004 amount to €467.1 million and €531.6 million, respectively.

Goodwill recognized by the Group on the acquisition of associated companies is also included in this item for a net amount of €179.6 million at December 31, 2005, compared with €133.1 million at December 31, 2004.

18.2 Fair value of investments in listed associates

The carrying amount of investments in listed associates was €262.0 million at December 31, 2005, compared with €187.8 million at December 31, 2004. The market value of these companies at end-2005 and end-2004 amounts to €811.9 million and €385.2 million respectively. The main changes in this item in 2005 result from the sale of Northumbrian, the first-time listing of ESO/Elia, and the change in the consolidation method regarding Colbun from proportional consolidation to consolidation by the equity method, due to the reduction in the Group’s interest in this company, from 29% in 2004 to 19% in 2005.

18.3 Key figures of associates

In millions of euros	Latest % interest	Total assets	Liabilities	Equity	Revenues	Net income
December 31, 2005
Belgian mixed inter-municipal companies(a)		12,194.0	4,798.0	7,396.0	3,361.0	871.0
Compagnie Nationale du Rhône(b)	49.9	3,295.0	2,363.0	932.0	642.0	85.0
Elia(b)	27.5	3,853.0	2,572.0	1,281.0	694.0	75.0
December 31, 2004
Belgian mixed inter-municipal companies(a)		12,213.0	4,736.0	7,477.0	3,669.0	551.0
Compagnie Nationale du Rhône(b)	49.9	3,202.0	2,334.0	868.0	602.0	78,0
Northumbrian(c)	25.0	2,157.6	1,765,5	392,1	394,5	67,4
Elia(b)	64.0	3,790.0	2,728.0	1,062.0	687.0	60.0

(a)

This table shows the aggregate figures for the mixed inter-municipal companies which have been restated in accordance with IFRS. They include the figures for the mixed inter-municipal distribution companies in Flanders, which have no business activities except for their Telenet shareholding.

(b)	Data relating to Compagnie Nationale du Rhône and Elia correspond to their published accounts.

(c)	Data relating to Northumbrian are based on the published annual financial statements at March 31, 2005.

Note 19

Investments in joint ventures

The condensed financial statements of the main joint ventures are presented below:

In millions of euros	Percent consolidation	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Income	Expenses
December 31, 2005
ACEA/Electrabel Group	40.6*	234.3	568.1	349.1	167.2	566.7	(607.4)
Agbar Group	51.0	795.7	1,128.0	631.0	488.1	1,740.2	(1,552.6)
Tirreno Power	35.0	135.6	464.7	163.4	239.2	240.9	(224.6)
TOTAL		1,165.6	2,160.8	1,143.5	958.4	2,547.8	(2,384.6)
December 31, 2004
ACEA/Electrabel Group	40.6*	288,4	554,3	494,1	52,9	501,5	(488.9)
Agbar Group	51.0	642.0	943.6	640.9	463.2	1,388.8	(1,316.6)
Tirreno Power	35.0	96.0	421.9	118.8	281.2	150.3	(130.9)
TOTAL		1,026.4	1,919.8	1,253.8	797.3	2,040.6	(1,936.4)

* Percentage of consolidation applicable to the parent company.

Note 20

Financial assets

The Group’s financial assets are broken down into the following categories:

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Available-for-sale securities	2,671.5	-	2,671.5	2,222.6	1,424.5	3,647.1	1,654.7	1,232.7	2,887.4
Derivative instruments (including commodity derivatives)	2,145.9	4,533.3	6,679.2	1,072.9	1,034.4	2,107.3	-	-	-
Loans and receivables carried at amortized cost	2,440.2	194.0	2,634.2	2,532.8	591.7	3,124.5	2,036.3	584.6	2,620.9
Trade and other receivables		10,394.7	10,394.7	-	9,733.4	9,733.4	-	9,733.9	9,733.9
Short-term securities		885.6	885.6	-	420.3	420.3	-	412.9	412.9
TOTAL	7,257.6	16,007.6	23,265.2	5,828.3	13,204.3	19,032.6	3,691.0	11,964.0	15,655.0

20.1 Available-for-sale securities

The Group’s available-for-sale securities amounted to €2,671.5 million at December 31, 2005, breaking down into €997.1 million of listed securities and €1,674.4 million of unlisted securities.

Movements in this item over the year break down as follows:

In millions of euros
January 1, 2005	3,647.1
Acquisitions	485.2
Disposals, carrying amount	(245.6)
Derecognition of Fortis shares further to the early redemption of bonds repayable in Fortis shares	(1,424.5)
Changes in fair value recorded in income	(52.1)
Changes in fair value recorded in equity	228.3
Changes in scope of consolidation, exchange rate fluctuations and other changes	33.1
December 31, 2005	2,671.5

At both December 31, 2004 and January 1, 2005, available-for-sale securities recorded under current assets included the Fortis shares held in relation to bonds repayable in Fortis shares, which were redeemed prior to maturity in 2005 (see Note 12.2).

20.2 Loans and receivables carried at amortized cost

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Loans and advances to associates and non consolidated companies	1,737.8	2,275.5	1,746.7
Other receivables carried at amortized cost	129.7	202.4	227.6
Amounts receivable under concession contracts	413.5	342.0	342.0
Amounts receivable under finance leases	353.2	304.6	304.6
TOTAL	2,634.2	3,124.5	2,620.9

Loans and advances to subsidiaries and affiliates

This item primarily includes the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2005 and €1,123.7 million at December 31, 2004.

Loans and advances break down as follows by maturity:

In millions of euros	2006	2007	2008	2009	2010	Beyond 2010	Total	Impact of measu- rement at amortized cost and impairment	Carrying amount
Loans and advances to associates and non consolidated companies	255.8	161.0	42.2	385.5	46.9	994.8	1,886.2	(148.4)	1,737.8

Analysis by currency:

Dec. 31, 2005

€1,645.0
$61.1
£6.0
Other currencies	174.1
TOTAL	1,886.2
Impact of measurement at amortized cost and impairment	(148.4)
Carrying amount	1,737.8

Analysis by interest rate:

Dec. 31, 2005
Floating rate	1,369.3
Fixed rate	516.9
TOTAL	1,886.2

The fair value of loans and advances to subsidiaries and affiliates stood at €1,899.0 million at December 31, 2005, compared with a carrying amount of €1,737.8 million.

20.3 Derivative instruments (including commodity derivatives)

This item includes derivative instruments carried at fair value:

In millions of euros	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	682.6	985.1
Commodity derivatives	5,951.2	1,056.3
Derivatives hedging other items	45.4	65.9
TOTAL	6,679.2	2,107.3

Commodity instruments (commodity derivatives and commodity contracts classified as derivative instruments), as well as derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Notes 28.3 and 28.1, respectively.

20.4 Commitments given and received on securities

Financial assets pledged as a guarantee amounted to €1,089.1 million at December 31, 2005, compared with €553.6 million at December 31, 2004. Financial assets break down as follows by maturity:

In millions of euros	Dec. 31, 2005	Less than 1 year	Between 1 and 5 years	More than 5 years	Dec. 31, 2004
Collateral given: non-current financial assets	1,089.1	2.0	4.9	1,082.2	553.6

20.5 Current assets pledged as collateral

Some current assets have been pledged as collateral to cover the debt managed by several Group entities.

These can be analyzed as follows:

In millions of euros	Dec. 31, 2005	Less than 1 year	Between 1 and 5 years	More than 5 years
Collateral given: current assets	123.8	62.7	57.7	3.4

20.6 Trade and other receivables

		Dec. 31, 2005			Jan. 1, 2005
In millions of euros	Gross	Depre- ciation	Net	Gross	Depre- ciation	Net Net
Trade and other receivables	11,010.6	(615.9)	10,394.7	10,369.2	(635.8)	9,733.4

This item includes amounts due from customers under construction contracts, representing €770.7 million at December 31, 2005 (see Note 30.1)

20.7 Short-term securities

Short term securities – which primarily comprise units in mutual funds and commercial paper held for trading purposes – are included in the calculation of the Group’s net debt (see Note 27).

	Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
In millions of euros	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Short-term securities	901.1	885.6	436.1	420.3	442.1	412.9

Note 21

Inventories

Inventories amounted to €1,344.8 million at December 31, 2005, versus €1,145.7 million at December 31, 2004, and mainly include fuel (coal, gas and uranium).

Note 22

Other assets

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Reimbursement rights	1,327.0	182.1	1,509.1	1,385.6	155.0	1,540.6	1,385.6	155.0	1,540.6
Taxes		726.3	726.3		468.0	468.0		468.0	468.0
Other receivables	173.6	1,269.9	1,443.5	162.4	1,634.9	1,797.3	162.4	1,952.7	2,115.1
Other	127.1	429.6	556.7	132.7	482.6	615.3	133.7	555.1	688.8
TOTAL	1,627.7	2,607.9	4,235.6	1,680.7	2,740.5	4,421.2	1,681.7	3,130.8	4,812.5

Reimbursement rights (see Note 1.P) include:

•	Electrabel’s reimbursement rights relating to pension obligations for employees of its the distribution business in an amount of €1,191 million (including a current portion of €182 million);

•	Insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €318 million.

Other receivables include operating receivables as well as current accounts concerning associates, SEP and GIE.

Note 23

Equity

23.1 Share capital

At December 31, 2005, the Company’s share capital breaks down as follows:

	Dec. 31, 2005		Dec. 31, 2004
	Number of shares	Share capital	Number of shares	Share capital
Shares issued
Fully paid up shares:
Ordinary shares with a par value of €2	1,270,756,255	2,541.51	1,020,465,386	2,040.90
Shares not fully paid up:
Ordinary shares with a par value of €2	Nil		Nil

Shares were issued during the year as a result of the following operations:

	Number of shares	Share capital	Additional paid-in capital	Shareholders’ equity
Conversion of 4% 1996 bonds into shares	11,665,701	23.3	183.4	206.7
Cash capital increase (October 2005)	115,044,247	230.1	2,104.7	2,334.8
Share capital increase in exchange for the contribution of Electrabel shares	106,265,504	212.5	2,202.7	2,415.2
Exercise of stock subscription options	4,560,940	9.1	66.9	76.0
Cash capital increase reserved for SUEZ employees	12,754,477	25.5	199.2	224.7
TOTAL	250,290,869	500.5	4,756.9	5,257.4

Each shareholder is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

23.2 Movements in the number of shares outstanding

Jan. 1, 2004	993,578,534
Shares issued	12,785,580
Purchases and disposals of treasury shares	1,369,027
Dec. 31, 2004	1,007,733,141
Shares issued	250,290,869
Purchases and disposals of treasury shares	(163,876)
DEC. 31, 2005	1,257,860,134

23.3 Shares reserved for issue under options and other contracts

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04 each, corresponding to 121.15% of the issue price. Each bond was originally convertible at the rate of five SUEZ shares for one bond. On May 3, 2004 following a capital increase paid up by capitalizing reserves, the conversion rate was adjusted to 5.22 SUEZ shares for one bond. At December 31, 2004, there were 2,593,121 bonds outstanding, convertible into 13,536,092 SUEZ shares.

In 2005, the number of SUEZ shares issued following the conversion of 2,234,809 bonds was 11,665,701.

The outstanding portion of the bond debt was redeemed in cash in advance of term between May 11 and August 11, 2005.

Stock subscription

The Group has also granted stock subscription options to its employees as part of stock option plans. These plans are described in Note 35.

23.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the General Meeting of Shareholders’ held on May 13, 2005. This program provides for the purchase of a maximum of 10% of the share capital as of the General Meeting date. Under the program, the aggregate amount of acquisitions net of charges should not exceed the sum of €3.6 billion, the maximum purchase price must not exceed €36 per share and the minimum selling price may not be less than €16 per share. Details relating to these operations are provided in the report of the Ordinary and Extraordinary General Meeting in the Resolutions section of this document.

In the context of this Plan, 5,258,288 shares were purchased for a total amount of €117.3 million and 5,155,803 shares were sold for €118.2 million.

Treasury stock (see Note 1.O) deducted from consolidated equity at December 31, 2005 represented 12,896,121 shares (versus 12,578,681 shares at December 31, 2004) for a total amount of €355.6 million (€352.3 million at December 31, 2004).

Of these shares owned by consolidated subsidiaries and deducted from equity amounted to €4.7 million.

	Number of shares	Amount
Jan. 1, 2005(1)	12,732,245	355.3
Purchases by the parent company	5,258,288	117.3
Sales by the parent company	(5,155,853)	(118.2)
Purchases by other Group companies	61,441	1.2
Dec. 31, 2005	12,896,121	355.6

(1)

Following the application of IAS 32, treasury stock held by the Group at January 1, 2005 (153,564 shares representing €3.0 million) which was previously recorded under assets on the balance sheet has now been deducted from equity.

23.5 Changes in fair value (attributable to equity holders of the parent

        Company)

The table below sets out a breakdown of changes in fair value recognized directly in equity.

In millions of euros	Jan. 1, 2005	Change	Dec. 31, 2005
Available-for-sale assets	743.5	64.6	808.1
Derivative instruments classified as cash flow hedges (a)	(80.3)	(23.9)	(104.2)
Derivative instruments classified as net investment hedges	66.7	(117.7)	(51.0)
Commodity derivatives	(160.7)	(406.3)	(567.0)
Deferred tax	60.0	179.6	239.6
Translation adjustments		(29.4)	(29.4)
TOTAL RESERVES SUBJECT TO RECLASSIFICATION	629.2	(333.1)	296.1

(a)	Excluding commodity derivatives.

23.6 Other disclosures concerning additional paid-in capital and consolidated reserves

Total consolidated reserves at December 31, 2005 (including net income for the year) amounted to €13,437.5 million, of which €254.2 million related to the legal reserve of SUEZ SA. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable reserves of SUEZ SA, the parent company, totaled €23,044.8 million at December 31, 2005, versus €17,180.9 million at December 31, 2004.

Income tax recorded directly in equity is described in Note 13.2.

23.7 Dividends

Dividends paid

Dividends paid by SUEZ over the previous two years break down as follows:

Fiscal year	Amount distributed (in millions of euros)	Net dividend per share (in euros)
2003 (paid May 3, 2004)	859.1	0.71
2004 (paid May 16, 2005)	806.7	0.80

Proposed dividend for 2005

The SUEZ Group’s General Meeting convened to approve the financial statements for the year ended December 31, 2005 will recommend dividend of €1,0 per share, representing a total amount of €1,271.1 million.

Subject to approval by the General Meeting, this dividend shall be paid from Monday May 8, 2006, and is not recognized as a liability in the accounts at December 31, 2005. The financial statements at December 31, 2005 are therefore presented before the appropriation of earnings.

Note 24

Provisions

In millions of euros	Jan. 1, 2005	Allocations	Reversals (utilizations)	Reversals (surplus provisions)	Change in scope of consolidation	Unwinding discounting adjustments(a)	Translation adjust- -ments(b)	Other	Dec. 31 2005
Post-retirement benefit obligations	3,562.7	121.7	(181.2)	(120.4)	(0.6)	85.0	55.5	(19.6)	3,503.1
Reprocessing and storage of nuclear fuels	2,676.5	104.1	(29.9)	(6.9)	-	131.7	-	-	2,875.5
Sector-related risks	189.1	61.3	(67.7)	(11.4)	13.4	-	-	3.3	188.0
Dismantling of plant and equipment	1,645.0	6.3	(10.0)	(0.5)	(4.0)	78.4	1.0	1.0	1,717.2
Warranties	80.0	44.5	(39.2)	(2.0)	(1.9)	-	1.8	(7.3)	75.9
Disputes, claims and tax risks (see Note 39)	447.2	280.8	(131.9)	(39.1)	(9.1)	5.7	40.9	55.7	650.2
Site rehabilitation	430.0	47.3	(44.1)	(4.6)	1.1	14.4	3.6	(0.3)	447.4
Restructuring costs	198.7	84.4	(171.0)	(22.7)	(1.9)	2.6	2.1	39.8	132.0
Other contingencies	993.8	309.9	(233.3)	(171.5)	4.6	6.0	25.4	(120.4)	814.5
TOTAL PROVISIONS	10,223.0	1,060.3	(908.3)	(379.1)	1.6	323.8	130.3	(47.8)	10,403.8

(a)	The amount presented in respect of post-retirement benefit obligations relates to the interest cost on the pension obligations, net of the expected return on plan assets.

(b)	Translation adjustments (€130.3 million) derive mainly from the Group’s Latin American subsidiaries.

Allocations, reversals and changes relating to unwinding the discount are presented as follows in the income statement:

In millions of euros	Allocations	Reversals	Net
Income from ordinary activities	1,037.1	(1,272.7)	(235.6)
Other financial income and expenses	323.8		323.8
Income tax expense	23.2	(14.7)	8.5
TOTAL	1,384.1	(1,287.4)	96.7

The different types of provisions and the calculation principles applied are described below.

Employee benefit obligations

See Note 25.

Reprocessing and storage of nuclear fuels

When nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This provision covers all the costs related to the reprocessing cycle for the volume of nuclear fuel used calculated at year-end, including costs incurred through initial on-site storage, transportation of the fuel to a reprocessing center, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site, and finally disposal of the waste fuel.

The provision is based on actual internal costs incurred and on external costs determined on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. These estimates are based on current technical reprocessing capabilities. Actual costs incurred in the future may vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time thanks to improvements in technology and increases in reprocessing capacity. However this trend is no indication as to the likely future changes in these costs.

The provision has been calculated based on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be made. It is extremely difficult to estimate the potential costs of this option given that the process, timetable, and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel were permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation which would materially impact the value of the provision.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred approximately through to 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In 2005, the Committee approved the methods for measuring and recording provisions related to downstream operations.

Sector-related risks

Provisions for sector-related risks include provisions for contingencies relating to non-consolidated subsidiaries, as well as provisions covering warranties given in connection with divestments and which are likely to be called on.

Dismantling of plant and equipment

Certain plant and equipment, primarily including conventional and nuclear power stations, have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

The main plant and equipment concerned are nuclear power stations, for which the provision covers all dismantling-related costs, including:

•	removal of spent nuclear fuel, drainage of liquid systems, disconnection of operating systems;

•	full dismantling of the reactor core and biological shielding;

full dismantling of the reactor and removal of all radioactive material

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2000.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording dismantling provisions. This decision did not have any impact on the Group’s financial statements.

Provisions for the legal and constructive obligations to dismantle conventional power stations and to restore sites are also measured on the basis of the most suitable technical and budgetary estimates.

An allocation to provisions is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset (see Note 1.E) is depreciated on a straight-line basis.

Warranties

Provisions for warranties primarily concern companies active in the Energy Services sector that have a contractual commitment to maintain or replace equipment covered by a “total warranty” clause.

Site rehabilitation

Site rehabilitation provisions relate to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These provisions also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. The provisions are recorded over the period of the site’s operation. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value. An asset is recorded as counterparty to the provision. This asset is depreciated in line with the depletion of waste storage volume or the need for coverage.

Other risks

Other risks mainly include provisions for miscellaneous employee - related litigation, environmental risks and various business risks.

NOTE 25

Pensions and other employee benefit obligations

25.1 Description of the main pension plans and related benefits

25.1.1 Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigas, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly reversionary. In practice, the benefits have to be paid in the form of a lump sum for the majority of plan participants.

Most of the obligations resulting from these pension plans are financed through pension funds set up for the Electricity and Gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited from June 1, 2002 and managerial staff recruited from May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. Returns on the contributions paid since 2004 far exceed the minimum average annual return of 3.25%.

The Electricity and Gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium (see Note 1.P). With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the ensuing consequences were taken into account at December 31, 2005.

The projected benefit obligation relating to these plans represents around 62% of the total pension obligations and related liabilities at December 31, 2005.

25.1.2 Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector (EGI) in France is partly covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG, TIRU, GEG, CNR and, more recently, SHEM.

From January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has been operating the pension, disability, life, industrial accident and occupational disease benefit plans for EGI sector companies.

At January 1, 2005, the pension plan of EGI sector companies were iincorporated into the statutory pension system, as well as into the ARRCO and AGIRC plans (mandatory supplementary pension schemes). The EGI sector companies are affiliated to the state plan on a “full integration” basis1. In respect of the ARRCO and AGIRC plans, the EGI sector companies have opted for “minimum integration”2.

Benefits in excess to those granted by the statutory pension system are known as “specific benefits” (droits spécifiques). These are defined benefits financed in accordance with the French law of August 9, 2004. The financing is structured differently for past specific benefits (corresponding to the periods prior to December 31, 2004) and future specific benefits (corresponding to periods after December 31, 2004).

The law of August 9, 2004 and its implementing decrees separate out past specific benefits relating to the different EGI sector companies into (i) benefits relating to electricity and natural gas transport and distribution services (“regulated past specific benefits” – droits spécifiques passés régulés), and (ii) benefits relating to other activities (“other non-regulated past specific benefits” – autres droits spécifiques passés non régulés).

•

A levy on electricity and natural gas transport and distribution services was introduced, the proceeds of which being channeled into the CNIEG scheme in order to finance regulated past specific benefits.

•

Other non-regulated past specific benefits are financed by the EGI sector companies as stipulated by the decree. For each company, the allocation mainly depends on the 2004 payroll and employees’ length of service under EGI sector status. Provisions must therefore be set up for each company in respect of these benefits.

Future specific benefits will be wholly funded by each company pro rata to its share of the plan’s total payroll, and are therefore fully covered by a provision.

This regulatory change impacts the Group’s net income for the year ended December 31, 2005 by a positive amount of €31.7 million.

25.1.3 Other companies

Most other Group companies also grant their employee benefits (pension and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits, such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the final salary and length of service.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the final salary.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States, and United Kingdom) or a dedicated fund managed by an insurance company (France). With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

1.

The French statutory pension scheme is liable for all past benefits, in exchange for a balancing cash adjustment (soulte) designed to maintain its stability following the affiliation of EGI sector personnel.

2.

The ARRCO and AGIRC plans are liable for their portion of past benefits, allocated using a coefficient calculated in such a way as to prevent instability in these schemes following the affiliation of EGI sector personnel. In this case, no balancing cash payment is due.

For the record, Lydec’s pension obligations were transferred in 2004 to the RCAR, which is the compulsory retirement scheme for the company’s business sector, classified as a state plan, and therefore treated as a defined contribution plan for which no provision is required.

25.1.4 Multi-employer plans

Some companies, notably in the Netherlands, participate in multi-employer pension plans. For defined benefit plans, when there is no information available on the share of the underlying financial position and performance attributable to each participating employer, and no information on any shortfall that could affect future levels of contributions, they are accounted for as defined contribution plans in accordance with IAS 19.

25.2 Benefits obligations at december 31st 2005

SUEZ’s obligations for pensions and other employee benefit plans are as follows:

	Dec. 31, 2005			Dec. 31, 2004
In millions of euros	Pension(a) benefits	Other benefits(b)	Total	Pension(a) benefits	Other benefits(b)	Total
Change in projected benefit obligation
Projected benefit obligation at year- begening	(5,166.0)	(894.4)	(6,060.4)	(4,761.1)	(903.1)	(5,664.2)
Service cost	(119.4)	(27.9)	(147.3)	(111.0)	(26.7)	(137.7)
Interest cost	(254.4)	(44.3)	(298.7)	(257.4)	(42.5)	(299.9)
Plan participant contributions paid	(11.9)	-	(11.9)	(16.0)	-	(16.0)
Amendments	(0.3)	-	(0.3)	(13.8)	10.4	(3.4)
Acquisitions/disposals of subsidiaries	5.4	(4.1)	1.3	(637.3)	41.2	(596.1)
Curtailments/settlements	115.8	7.5	123.3	356.3	15.5	371.8
Special terminations	(1.8)	(14.4)	(16.2)	2.8	(27.0)	(24.2)
Actuarial gains and losses	(325.4)	(131.3)	(456.7)	(174.8)	(20.8)	(195.6)
Benefits paid	414.3	62.7	477.0	433.9	55.0	488.9
Other (foreign currency translation)	(124.9)	(14.5)	(139.4)	12.4	3.6	16.0
Projected benefit obligation at year-end (A)	(5,468.6)	(1,060.7)	(6,529.3)	(5,166.0)	(894.4)	(6,060.4)
Change in fair value of plan assets
Fair value of plan assets, at year-begening	2,378.6	38.2	2,416.8	1,670.0	34.1	1,704.1
Actual return on plan assets	242.8	3.6	246.4	221.1	18.9	240.0
Plan participant contributions	339.4	64.2	403.6	525.0	54.6	579.6
Acquisitions/disposals of subsidiaries	(5.1)	-	(5.1)	446.1	(16.7)	429.4
Curtailments/settlements	(67.9)	-	(67.9)	(38.9)	3.7	(35.2)
Benefits paid	(414.3)	(62.8)	(477.1)	(433.9)	(55.0)	(488.9)
Other (foreign currency translation)	87.5	4.6	92.1	(10.8)	(1.4)	(12.2)
Fair value of plan assets at year-end (B)	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8
Funded status A+B	(2,907.6)	(1,012.9)	(3,920.5)	(2,787.4)	(856.2)	(3,643.6)
Unrecognized actuarial gains and losses	318.9	150.4	469.3	102.4	21.4	123.8
Unrecognized past service cost and transition obligation	10.7	(21.2)	(10.5)	10.7	(21.5)	(10.8)
Asset ceiling	(0.5)		(0.5)	(0.1)		(0.1)
Net benefit obligation	(2,578.5)	(883.7)	(3,462.2)	(2,674.4)	(856.3)	(3,530.7)
ACCRUED BENEFIT LIABILITY	(2,616.2)	(886.8)	(3,503.0)	(2,703.3)	(859.4)	(3,562.7)
PREPAID BENEFIT COST	37.7	3.1	40.8	28.9	3.1	32.0

(a)	Pensions and retirement bonuses.

(b)	Long-service awards, healthcare and other employee benefits.

SUEZ Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the mixed inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party(1).

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the inter-municipal companies. As explained in Note 1.S to the consolidated financial statements, the inter-municipal companies do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs.

In light of Electrabel’s right to reimbursement from the inter-municipal companies, pension obligations in relation to distribution employees (€1.19 billion at December 31, 2005) are subsequently grossed up with the receivable recognized as an asset in the same amount.

Changes in the fair value of Electrabel’s reimbursement right during 2005 may be summarized as follows:

DISTRIBUTION

In millions of euros	2005
Changes in fair value of reimbursement right
Fair value at Jan. 1	1,212
Net proceeds for the year	125
Contributions paid	(146)
Fair value at Dec. 31	1,191

In respect of Contassur, the modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by Contassur, and to recognize them as reimbursement rights under assets on the balance sheet. This operation had no impact on the income statement.

Changes in the fair value of the reimbursement rights relating to Contassur during 2005 may be summarized as follows:

DISTRIBUTION

In millions of euros	2005
Changes in fair value of reimbursement rights
Fair value at Jan. 1	325
Expected return on plan assets	13
Actuarial gains and losses	(9)
Actual return	4
Employer contributions	16
Employee contributions	4
Acquisitions/disposals excluding business combinations	2
Benefits paid	(33)
Fair value at Dec. 31	318

Reimbursement rights are recorded in the balance sheet under “Other assets”.

(1)

Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ Group has the power to influence the company’s management.

The funding of these obligations at December 31, 2005 and 2004 can be analyzed as follows:

		December 31, 2005				December 31, 2004
In millions of euros	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Unfunded plans	Total	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Unfunded plans*	Total
Projected benefit obligation	(4,879.5)	(370.3)	(1,279.5)	(6,529.3)	(5,822.1)	(238.3)	nd	(6,060.4)
Fair value of plan assets	2,209.4	399.4	-	2,608.8	2,147.8	269.0	nd	2,416.8
Unrecognized actuarial gains and losses	300.3	9.7	159.3	469.3	115.5	8.3	nd	123.8
Unrecognized past service cost	(1.8)	-	(8.7)	(10.5)	(10.8)	-	nd	(10.8)
Asset ceiling	-	(0.5)	-	(0.5)	(0.1)	-	nd	(0.1)
Total net commitments	(2,371.6)	38.3	(1,128.9)	(3,462.2)	(3,569.7)	39.0	nd	(3,530.7)
*	Data unavailable.

The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

In millions of euros	Liabilities	Assets
Balance at Dec. 31, 2004	(3,562.7)	32.0
Exchange rate differences	(55.5)	8.1
Changes in scope of consolidation and other	6.1	(7.7)
Period expense net of contributions	(273.1)	(1.0)
Employer contributions	382.2	9.4
BALANCE AT DEC. 31, 2005	(3,503.0)	40.8

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2005 and 2004 breaks down as follows:

In millions of euros	2005	2004
Current service cost	147.3	137.9
Interest cost	298.7	299.9
Expected return on plan assets	(150.1)	(144.2)
Actuarial gains and losses	37.6	(36.8)
Past service cost	1.1	2.7
Gains or losses on pension plan curtailments, terminations and settlements	(77.2)	(218.9)
Special terminations	16.2	24.2
Asset ceiling	0.5	0.1
TOTAL	274.1	64.9
Of which recorded under net depreciation, amortization and provision expense	125.4	(90.7)
Of which recorded under financial loss	148.7	155.6

In addition, the amount recorded under financial loss includes a positive €60 million relating to changes in receivables from the inter-municipal companies and from Contassur.

Description of the Group’s policy for covering pension obligations and related commitments

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and reducing the related risks.

The objectives of these strategies are twofold:

•	maintain sufficient income streams and liquidity to cover pension and other benefit payments;

•	and achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed minimum return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2005	2004
Equities	33%	30%
Bonds	42%	47%
Real estate	6%	6%
Other (including money market securities)	19%	17%
	100%	100%

Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit obligations		Other benefit obligations		Total benefit obligations
	2005	2004	2005	2004	2005	2004

Discount rate	4.5%	5.2%	4.0%	4.8%	4.4%	5.1%
Estimated future increase in salaries	3.9%	3.9%	3.7%	3.7%	3.9%	3.9%
Expected return on plan assets	5.8%	6.0%	6.6%	6.6%	5.7%	6.0%
Average remaining working lives of participating employees	13 years	14 years	14 years	14 years	13 years	14 years

The expected return on plan assets, calculated based on prevailing market conditions, are as follows:

•	bond yield rates, correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•	the rate of return on equities includes a risk premium of 2.6% compared with the bond yields;

•	the premium included in the rate of return on real estate assets corresponds to a 0.9% risk premium, calculated pro rata to the expected return on equities.

The assumptions used for healthcare cost trend rates (including inflation) are 2.9% for 2006, 2.8% for 2007 and 2008, and 2.7% for 2009 and 2010.

A one percentage point change in assumed healthcare cost rates would have the following impacts:

In millions of euros	One percentage point increase	One percentage point decrease

Impact on costs	5.7	(4.4)
Impact on pension obligations	72.9	(58.4)

In 2005, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro Zone		USA		Rest of the world
In millions of euros	Pensions	Other benefit obligations	Pensions	Other benefit obligations	Pensions	Other benefit obligations

Net benefit obligations	2,307	762	30	68	242	54
Discount rate	3.8%	3.8%	5.9%	6.0%	8.0%	5.1%
Estimated future increase in salaries	3.7%	3.7%	3.5%	3.5%	5.4%	3.8%
Expected return on plan assets	4.9%	3.6%	8.5%	8.5%	8.6%	3.7%
Average remaining working lives of participating employees	14 years	14 years	13 years	15 years	9 years	15 years

Defined contribution plans

During 2005, SUEZ recorded a €90 million charge in respect of contributions to Group defined contribution plans.

These contributions are recorded under “Personnel costs” in the income statement.

Note 26

Financial liabilities

The Group’s financial liabilities are classified under the following categories:

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total

Borrowings	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivative instruments (including commodity derivatives)	2,191.7	5,188.9	7,380.6	600.7	1,340.0	1,940.7	-	-	-
Trade and other payables	-	10,078.8	10,078.8	-	9,199.0	9,199.0	-	9,204.2	9,204.2
Other financial liabilities	858.5	-	858.5	442.5	-	442.5	443.1	-	443.1

26.1 Borrowings

Borrowings are analyzed in Note 27 – “Net debt”.

26.2 Derivative instruments (including commodity derivatives)

Financial liabilities measured at fair value are made up of derivative financial instruments, which break down as follows:

In millions of euros	Dec. 31, 2005	Jan. 1, 2005

Derivatives hedging borrowings	264.5	427.5
Commodity derivatives	7,090.1	1,395.1
Derivatives hedging other items	26.0	118.1
TOTAL	7,380.6	1,940.7

These instruments are set up as part of the Group’s risk management policy and are analyzed in Note 28.

26.3 Trade and other payables

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Trade payables	6,872.0	6,180.7	6,183.9
Amounts payable under construction contracts	812.6	672.5	674.5
Advances and down-payments received	524.3	282.0	282.0
Payable on fixed assets	1,016.1	1,210.5	1,210.5
Concession liabilities	141.3	148.4	148.4
Capital renewal and replacement liabilities	712.5	704.9	704.9
Trade and other payables	10,078.8	9,199.0	9,204.2

Capital renewal and replacement liabilities

This item includes concession replacing equipment and restoring sites. The liabilities are determined by estimating the cost of renewing or replacing equipment and restoring the sites under concession (as defined by IFRIC D12), discounted each year at rates linked to inflation. The related expense is calculated on a case-by-case basis with probable capital renewal and site restoration costs allocated over the life of each contract.

Capital renewal and replacement liabilities represent €6.4 million in 2005, reflecting €51.5 million in charges to provisions and €43.8 million in utilized provisions released.

26.4 Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Payables relating to the acquisition of securities	722.1	21.5	22.1
Other	136.4	421.0	421.0
TOTAL	858.5	442.5	443.1

At December 31, 2005, this item primarily corresponds to the amounts payable under the purchase commitment and put option on the minority stake in SHEM’s share capital, as described in Note 3.1.

Note 27

Net debt

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total

Outstanding borrowings	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Impact of measurement at amortized cost	(21.1)	216.8	195.7	56.0	139.3	195.3	(186.8)	120.8	(66.0)
Impact of fair value hedge(a)	156.5	70.8	227.3	192.9	26.7	219.6	-	-	-
Borrowings	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivatives hedging borrowings under liabilities(b) (see Note 26.2)	206.8	57.6	264.4	168.2	259.3	427.5	-	-	-
Gross debt	16,613.7	9,137.5	25,751.2	16,876.9	4,474.0	21,350.9	16,251.6	4,001.5	20,253.1
Available-for-sale securities(c)	-	-	-	-	(1,424.5)	(1,424.5)	-	(1,232.7)	(1,232.7)
Short-term securities (see Note 20.7)	-	(885.6)	(885.6)	-	(420.3)	(420.3)	-	(412.9)	(412.9)
Cash and cash equivalents	-	(10,374.4)	(10,374.4)	-	(6,886.2)	(6,886.2)	-	(6,911.6)	(6,911.6)
Derivatives hedging borrowings under assets(b) (see Note 20.3)	(670.3)	(12.3)	(682.6)	(826.6)	(158.5)	(985.1)	-	-	-
Net cash	(670.3)	(11,273.3)	(11,942.6)	(826.6)	(8,889.5)	(9,716.1)	-	(8,557.2)	(8,557.2)
Net debt	15,943.4	(2,134.8)	13,808.6	16,050.3	(4,415.5)	11,634.8	16,251.6	(4,555.7)	11,695.9
Outstanding borrowings	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Available-for-sale securities(c)	-	-	-	-	(1,424.5)	(1,424.5)	-	(1,232.7)	(1,232.7)
Short-term securities (see Note 20.7)	-	(885.6)	(885.6)	-	(420.3)	(420.3)	-	(412.9)	(412.9)
Cash and cash equivalents	-	(10,374.4)	(10,374.4)	-	(6,886.2)	(6,886.2)	-	(6,911.6)	(6,911.6)
Net debt excluding the impact of financial instruments and amortized cost	16,271.5	(2,467.7)	13,803.8	16,459.8	(4,682.3)	11,777.5	16,438.4	(4,676.5)	11,761.9

(a)	This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

(b)	This item represents the fair value of debt-related derivatives irrespective of whether or not they are designated as hedges. It also includes instruments designated as net investment hedges (see Notes 26.2 and 20.3).

(c)	Held for cash management purposes (see Note 20.1).

27.1 Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance SA, SUEZ Finance LP, Tractebel Cash Management Services, Electrabel Finance & Treasury Management – EFTM), before being redistributed to borrowing entities.

Intermediate pooling is performed either within each business (e.g., by Degremont, SUEZ Environnement, etc.), or by geographic area (SUEZ Finance LP for the United States, SUEZ Finance SA, TCMS and EFTM for Europe, etc.).

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2005, no single counterparty represented more than 12.4% of cash surplus investments.

27.2 Debt/equity ratio

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Net debt	13,808.6	11,634.8	11,695.9
Equity	19,089.6	13,157.9	12,916.2
Debt/equity ratio	72.3%	88.4%	90.6%

27.3 Net debt by business segment

The breakdown by contracting business segment is as follows:

	Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
In millions of euros	Gross	Net	Gross	Net	Gross	Net
SEE	3,918.2	(3,287.2)	2,547.2	(1,681.2)	2,502.7	(1,710.4)
SEI	2,941.7	1,519.8	2,809.8	1,965.9	2,667.6	2,086.7
SES	1,148.1	515.4	1,194.2	701.5	1,189.6	702.3
SE	4,588.1	3,609.2	4,580.3	3,800.1	4,521.7	3,753.0
OTHER	13,155.1	11,451.4	10,219.4	6,848.5	9,371.5	6,864.3
TOTAL	25,751.2	13,808.6	21,350.9	11,634.8	20,253.1	11,695.9

The breakdown by business segment utilizing net debt is as follows:

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
SEE	(3,688.1)	(2,284.9)	(2,314.9)
SEI	6,184.3	6,537.0	6,670.6
SES	607.3	658.3	659.1
SE	3,844.7	4,512.2	4,474.2
OTHER	6,860.4	2,212.2	2,206.9
TOTAL	13,808.6	11,634.8	11,695.9

27.4 Net debt by category

The breakdown by category presented below is determined on the basis of principal amounts for gross borrowings and in terms of fair value for cash items.

In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Bond issues	8,959.3	10,606.4	10,606.3
Commercial paper	2,520.8	1,108.1	1,108.1
Withdrawals on credit facilities	5,495.1	955.1	961.3
Capital leases	1,251.3	1,274.4	1,275.9
Other bank borrowings	5,639.4	5,278.6	5,270.1
Other	424.1	463.5	464.1
TOTAL LONG-TERM BORROWINGS	24,290.0	19,686.1	19,685.8
Bank overdrafts and cash current accounts	773.8	822.4	633.3
TOTAL GROSS DEBT	25,063.8	20,508.5	20,319.1
Available-for-sale securities	-	(1,424.5)	(1,232.7)
Short-term securities	(885.6)	(420.3)	(412.9)
Cash and cash equivalents	(10,374.4)	(6,886.2)	(6,911.6)
TOTAL NET DEBT EXCLUDING THE IMPACT OF FINANCIAL INSTRUMENTS AND AMORTIZED COST	13,803.8	11,777.5	11,761.9

Cash and cash equivalents amounted to €10,374.4 million in 2005 and €6,911.6 million in 2004. This item includes restricted cash equivalents pledged as a guarantee on gas hedging contracts, representing an amount of €269 million in 2005 compared with € 20 million in 2004.

27.4.1 Borrowings and long-term debt by maturity

The breakdown by category presented below is determined on the basis of principal amounts for gross borrowings and in terms of fair value for cash items.

December 31, 2005 In millions of euros	TOTAL	2006	2007	2008	2009	2010	Beyond 5 years
Bond issues	8,959.3	212.4	782.7	315.4	3,169.3	1,655.6	2,823.9
Commercial paper	2,520.8	2,520.8	-	-	-	-	-
Withdrawals on credit facilities	5,495.1	3,516.4	24.8	-	425.0	94.9	1,434.0
Capital leases	1,251.3	109.1	93.4	92.2	92.4	72.9	791.3
Other bank borrowings	5,639.4	1,513.7	1,518.0	421.1	339.0	501.7	1,345.9
Other	424.1	146.1	15.5	88.4	8.6	61.5	104.0
TOTAL LONG-TERM BORROWINGS	24,290.0	8,018.5	2,434.4	917.1	4,034.3	2,386.6	6,499.1
Bank overdrafts and cash current accounts	773.8	773.8	-	-	-	-	-
TOTAL GROSS BORROWINGS	25,063.8	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1
Cash and cash equivalents	(10,374.4)	(10,374.4)	-	-	-	-	-
Short-term securities	(885.6)	(543.7)	(107.1)	(116.0)	(41.2)	(58.3)	(19.3)
TOTAL NET DEBT EXCLUDING THE IMPACT OF FINANCIAL INSTRUMENTS AND AMORTIZED COST	13,803.8	(2,125.8)	2,327.3	801.1	3,993.1	2,328.3	6,479.8

January 1, 2005 In millions of euros	TOTAL	2006	2007	2008	2009	2010	Beyond 5 years
Gross debt	20,508.5	4,743.4	2,391.1	2,282.0	782.3	3,592.0	6,717.7
Cash, cash equivalents and short-term securities	(8,731.0)	(7,143.0)	(1,459.9)	(35.8)	(42.2)	(33.5)	(16.6)
TOTAL NET DEBT EXCLUDING THE IMPACT OF FINANCIAL INSTRUMENTS AND AMORTIZED COST	11,777.5	(2,399.6)	931.2	2,246.2	740.1	3,558.5	6,701.1

December 31, 2004 In millions of euros	TOTAL	2006	2007	2008	2009	2010	Beyond 5 years
Gross debt	20,319.1	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7
Cash, cash equivalents and short-term securities	(8,557.2)	(7,161.2)	(1,267.9)	(35.8)	(42.2)	(33.5)	(16.6)
TOTAL NET DEBT EXCLUDING THE IMPACT OF FINANCIAL INSTRUMENTS AND AMORTIZED COST	11,761.9	(2,607.2)	1,123.2	2,246.2	740.1	3,558.5	6,701.1

The Group uses financial vehicles for its external financing. The liabilities carried by these entities are not subject to financial covenants or accounting ratios.

As regards financing carried by operating entities, the Group may set up bank facilities, the availability and withdrawal of which are contingent on compliance with financial ratios.

The level and definition of these ratios are set prospectively in conjunction with lenders and are sometimes readjusted during the life of the facilities. Any failure to comply with these ratios and covenants will not have any impact on the financing set up in relation to the financial vehicles.

At December 31, 2005, no event of default had been declared on borrowings taken out by the Group’s operating entities. All entities complied with the covenants and stipulations contained in the corresponding credit agreements, with the exception of certain financing arrangements in South America, regarding which negotiations are currently underway between Group representatives and the lenders concerned (see Note 39 dealing with the situation in Argentina), and some local liabilities – either guarantees or project financing arrangements – for which the covenants are subject to renegotiation with the appropriate banking partners.

At December 31, 2005, confirmed undrawn credit facility programs were as follows:

In millions of euros	Confirmed undrawn credit facility programs
Maturity
2006	451.5
2007	240.3
2008	76.8
2009	288.6
2010	1,608.0
Beyond	4,479.8
TOTAL	7,145.0

Of these undrawn programs, €2,520.8 million are allocated to covering commercial paper issues.

Undrawn confirmed credit lines mainly include a €4,300 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These lines are not subject to ratios or credit ratings.

At December 31, 2005, no single counterparty represented more than 7.8% of the Group’s confirmed undrawn credit facilities.

27.4.2 Borrowings and long-term debt by currency

Gross debt	Including the impact of financial instruments						Excluding the impact of financial instruments
In millions of euros	Dec. 31,2005%		Jan. 1, 2005%		Dec. 31, 2004%		Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%
€ zone	16,178.1	65%	11,946.1	58%	13,200.2	65%	19,497.0	78%	15,459.7	75%	15,270.0	75%
$ zone	5,816.1	23%	5,544.8	27%	4,276.3	21%	3,367.0	13%	2,997.6	15%	2,997.6	15%
£ zone	564.8	2%	995.8	5%	853.9	4%	77.5	-	142.5	1%	142.5	1%
Other currencies	2,504.8	10%	2,021.8	10%	1,988.7	10%	2,122.3	9%	1,908.7	9%	1,909.0	9%
TOTAL	25,063.8	100%	20,508.5	100%	20,319.1	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

Net debt	Including the impact of financial instruments						Excluding the impact of financial instruments
In millions of euros	Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%		Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%
€ zone	6,836.1	49%	4,401.4	37%	5,829.6	50%	10,156.1	74%	7,874.7	67%	7,859.1	67%
$ zone	5,040.6	37%	5,150.5	44%	3,881.9	33%	2,590.2	19%	2,889.7	25%	2,889.7	25%
£ zone	461.7	3%	846.3	7%	704.5	6%	(25.6)	-	(249.9)	-2%	(249.9)	-2%
Other currencies	1,465.4	11%	1,379.3	12%	1,345.9	11%	1,083.1	7%	1,263.0	10%	1,263.0	100%
TOTAL	13,803.8	100%	11,777.5	100%	11,761.9	100%	13,803.8	100%	11,777.5	100%	11,761.9	100%

27.4.3 Borrowings and long-term debt by interest rate

	Including the impact of financial instruments			Excluding the impact of financial instruments
In millions of euros	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Floating rate	16,226.9	11,613.1	11,423.4	13,644.7	6,915.1	6,933.8
High	20.9%	21.6%	21.6%	20.9%	21.6%	21.6%
Low	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Weighted average	3.7%	3.6%	3.6%	3.5%	3.7%	3.7%
Fixed rate	8,836.9	8,895.4	8,895.7	11,419.1	13,593.4	13,385.3
High	18.2%	17.3%	17.3%	18.2%	21.3%	21.3%
Low	0.1%	-	-	0.1%	-	-
Weighted average	5.6%	5.0%	5.0%	5.5%	5.4%	5.4%

Floating interest rates are generally linked to inter-bank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.6% at December 31, 2005 and 2.8% at December 31, 2004. The weighted average interest rate applied to long-term debt was 4.4% at December 31, 2005 and 4.3% at December 31, 2004.

Cash and cash equivalents are mainly subject to floating rates.

27.4.4 Market value of borrowings and long-term debt

Excluding the impact of financial instruments, the market value of borrowings and gross debt at December 31, 2005 was €25,576.2 million, compared with a net carrying amount of €25,486.8 million (€21,191 million compared to a carrying amount of €20,072 million at December 31, 2004). Including the impact of financial instruments, the market value of borrowings and long term debt was €25,158.4 million compared to a carrying amount of €25,069.1 million (€21,546.4 million compared to a carrying amount of €20,071.8 million at December 31, 2004).

27.5 Commitments related to financing

In millions of euros	Dec. 31, 2005	Maturing within 1 year	Maturing within1 to 5 years	Maturing in more than 5 years	Dec. 31, 2004

Personal collateral given for borrowings	778.1	102.6	227.9	447.6	1,111.1
Financing commitments given	336.8	150.4	125.8	60.6	49.3
TOTAL COMMITMENTS GIVEN	1,114.9	253.0	353.7	508.2	1,160.4
Other guarantees received	156.0	87.9	15.3	52.8	170.1
Financing commitments received	7,476.2	649.8	2,289.3	4,537.1	6,842.5
TOTAL COMMITMENTS RECEIVED	7,632.2	737.7	2,304.6	4,589.9	7,012.6

Note 28

Derivative instruments and market-related exposures

28.1 Purpose of derivative instruments

The Group uses derivative instruments mainly to manage its exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

28.2 Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group deals with a diverse range of counterparties who are selected based on the Group’s knowledge of them and their credit rating.

In commodity trading, credit limits are set in line with counterparties’ credit rating. Where necessary, counterparty risk is reduced by means of letters of credit, security, and netting agreements.

At December 31, 2005, no single counterparty represented over 18.9% of the notional amount of the Group’s financial instruments.

28.3 Currency risk and interest rate risk

Currency risk

Due to the nature of its business, the Group is mainly exposed to financial statement translation risk (see below); its exposure to transaction risk is limited as subsidiaries’ operating transactions are mostly denominated in local currencies.

The Group’s currency hedging strategy therefore mainly consists of managing balance sheet exposures (financial statement translation risk). Financial statement translation risk is defined as negative impact that may be caused by fluctuations in foreign exchange rates on the carrying amount of the assets held by foreign operations and income statement items.

The first step in the strategy consists of converting the asset into a position in a single currency (this is the case of a foreign subsidiary that has a debt or contract in a currency other than its local currency and carries out a transaction to convert that debt or contract into its functional currency).

The single currency exposure is then hedged by a borrowing in the same currency contracted by one of the subsidiary’s parent companies or through the use of derivatives that offset the effects of changes in the functional currency of the foreign operation.

This policy is not applied, however, when the cost of the hedge (corresponding to the interest rate in the functional currency) is too high. This is the case in Brazil where the Group has taken out “catastrophe” insurance against a collapse in the value of the real in respect of the excessively high interest rate differential and the indexation of revenues generated in this country.

Interest rate risk

To optimize borrowing costs and/or reduce its exposure to interest rate risk, the Group uses hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/floating rate structure of its debt.

At December 31, 2005, approximately 65% of the Group’s gross debt was at floating rates and 35% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 64% of net debt at December 31, 2005 was at fixed rate, which means that the Group is relatively insensitive to changes in interest rates in the short term.

Notional amounts and market values

The table below shows the market value of financial instruments at December 31, 2005 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying item (asset, liabilities, future cash flows or firm commitment hedged).

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

Financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average rate	Notional contract amounts by maturity December 31, 2005						Market value
In millions of euros		2006	2007	2008	2009	2010	> 5 years	Total
Interest rate swaps - fixed-rate borrower		244.2	784.2	467.7	362.4	749.5	765.5	3,373.5	(74.3)
	€6.9%	104.8	340.2	183.7	103.8	471.5	376.6	1,580.7	(53.5)
	£5.6%	1.3	1.4	21.9	1.6	147.6	21.0	194.8	(10.0)
US$	4.6%	78.2	432.7	227.0	245.3	104.9	367.8	1,456.1	(4.4)
Other currencies	6.1%	59.8	9.9	35.0	11.7	25.5	-	141.9	(6.4)
Interest rate swaps - fixed-rate lender		1,226.0	483.0	82.0	2,389.9	1,350.0	1,350.0	6,880.8	309.5
	€4.4%	1,226.0	483.0	82.0	2,339.0	1,350.0	1,350.0	6,829.9	309.1
US$	4.3%	-	-	-	50.9	-	-	50.9	0.3
Interest rate swaps - floating/floating		-	141.7	-	339.1	-	-	480.8	(0.3)
€		-	141.7	-	-	-	-	141.7	0.6
US$			-	-	339.1	-	-	339.1	(0.9)
Forward Rate Agreements - buyer		119.0	-	-	-	-	-	119.0	(0.6)
	€4.9%	119.0	-	-	-	-	-	119.0	(0.6)
Forward Rate Agreements - buyer		0.4	-	-	-	-	-	0.4	0.5
	€2.1%	0.2	-	-	-	-	-	0.2	0.2
US$	1.2%	0.3	-	-	-	-	-	0.3	0.3
Caps - buyer		59.4	116.2	693.8	346.9	606.2	1,207.7	3,030.2	35.2
	€4.6%	53.9	106.8	688.7	2.4	600.0	750.0	2,201.7	21.4
US$	4.6%	4.9	3.9	5.2	344.5	6.2	457.7	822.4	13.8
Other currencies	10.5%	0.6	5.6	-	-	-	-	6.1	-
Caps - seller		39.7	-	-	-	-	-	39.7	0.2
	€6.1%	39.7	-	-	-	-	-	39.7	0.2
Floors - buyer		75.0	25.0	35.0	-	-	-	135.0	0.2
	€2.7%	75.0	25.0	35.0	-	-	-	135.0	0.2
Tunnels - cap buyer/floor seller (int. rate)		-	-	-	-	67.8	450.9	518.7	22.8
	€1,5% - 4,72%	-	-	-	-	-	400.0	400.0	20.8
US$	2,64%-4,99%	-	-	-	-	67.8	50.9	118.7	2.0
Tunnels - cap seller/floor buyer (int. rate)		3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
	€2,9%-3,86%	3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
Cross-currency swaps (int. payments) - borrower		163.7	195.7	135.7	654.6	307.0	182.4	1,639.1	169.0
US$		45.3	101.3	68.1	642.0	161.1	110.1	1,127.8	182.4
£		-	-	-	-	145.9	-	145.9	0.6
Other currencies		118.4	94.4	67.6	12.7	-	72.3	365.4	(14.0)
Cross-currency swaps (int. payments) - lender		178.6	12.2	30.5	59.3	210.5	108.4	599.5	(14.9)
€		13.8	-	-	-	100.0	50.0	163.8	23.5
US$		39.5	-	-	59.3	93.2	-	192.1	(28.3)
£		8.2	-	-	-	-	-	8.2	(4.3)
Other currencies		117.1	12.2	30.5	-	17.2	58.4	235.4	(5.7)
Forex swaps - borrower		2,308.8	-	38.8	-	-	-	2,347.6	(25.5)
£		349.9	-	38.8	-	-	-	388.7	(0.5)
US$		1,797.6	-	-	-	-	-	1,797.6	(25.8)
Other currencies		161.3	-	-	-	-	-	161.3	0.8
Forex swaps - lender		603.9	-	-	-	-	-	603.9	7.8
US$		595.3	-	-	-	-	-	595.3	7.7
Other currencies		8.6	-	-	-	-	-	8.6	0.1
Forward contracts - buyer		655.8	199.8	63.5	1.7	-	1.1	921.9	1.2

	Average rate		Notional contract amounts by maturity December 31, 2005					Market value
In millions of euros		2006	2007	2008	2009	2010	> 5 years	Total
€		319.2	-	-	-	-	-	319.2	(6.8)
£		53.8	37.0	3.1	-	-	-	93.8	1.7
US$		259.3	157.4	59.8	1.7	-	1.1	479.4	6.7
Other currencies		23.6	5.4	0.6	-	-	-	29.6	(0.4)
Forward contracts - seller		452.0	86.6	10.2	6.1	6.1	58.0	619.0	14.0
€		8.6	6.1	6.1	6.1	6.1	58.0	91.0	18.9
£		214.2	54.1	3.6	-	-	-	271.9	(0.9)
US$		123.7	24.9	-	-	-	-	148.6	(2.8)
Other currencies		105.4	1.5	0.5	-	-	-	107.5	(1.2)
Currency options - purchased calls		18.6	-	-	-	-	-	18.6	0.5
£		5.9	-	-	-	-	-	5.9	0.1
US$		12.7	-	-	-	-	-	12.7	0.5
Currency options - written calls		33.9	-	-	-	-	-	33.9	(1.0)
US$		33.9	-	-	-	-	-	33.9	(1.0)
Currency options - purchased puts		25.4	-	-	-	-	-	25.4	0.4
US$		25.4	-	-	-	-	-	25.4	0.4
Tunnels - purchased call/written put (currency)		2.3	8.5	0.6	-	-	-	11.4	0.1
US$		2.3	8.5	0.6	-	-	-	11.4	0.1
Tunnels - written call/purchased put (currency)		2.3	8.5	0.6	-	-	-	11.4	-
US$		2.3	8.5	0.6	-	-	-	11.4	-
TOTAL		6,212.5	2,065.8	1,563.2	4,165.5	3,297.1	4,124.0	21,428.1	444.6

Interest rate instruments In millions of euros	Notional	Fair value

Fair value hedges(a)	5,711.9	285.3
Cash flow hedges(b)	1,442.4	(33.6)
Instruments not qualifying for hedge accounting(d)	7,442.0	41.3
TOTAL	14,596.3	293.0

Currency instruments In millions of euros	Notional	Fair value

Fair value hedges(a)	269.0	(4.8)
Cash flow hedges(b)	426.0	56.4
Net investment hedges(c)	4,342.9	(20.5)
Instruments not qualifying for hedge accounting(d)	1,793.9	120.0
TOTAL	6,831.8	151.1
TOTAL INTEREST RATE AND CURRENCY INSTRUMENTS	21,428.1	444.1

(a)

Interest rate instruments qualified as fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into variable-rate debt. The Group also qualifies foreign currency derivatives as fair value hedges of firm foreign currency commitments.

(b)	Cash flow hedges correspond mainly to interest rate derivatives hedging variable-rate bonds and future cash flows denominated in foreign currency.

(c)	The Group uses mainly cross-currency swaps as hedges of net investments in foreign operations.

(d)

Instruments not qualifying for hedge accounting correspond to hybrid instruments that may not be designated as hedges or do not meet the hedge effectiveness criteria under IAS 39, even though, in substance, they represent hedges of debt, as the impact on foreign currency instruments is almost entirely offset by the foreign currency gains and losses on the underlying hedged items.

These instruments are included in the calculation of net debt for an amount of €418.1 million (€682.6 million in assets – see Note 20.3; €264.5 million in liabilities – see Note 26.2).

28.4 Derivatives on unlisted equity instruments

The Group has entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative as set out in IAS 32/IAS 39.

The main commitments outstanding at December 31, 2005 are as follows:

Commitment regarding CNR shares

Electrabel holds a call option on 22.22% of CNR’s share capital, with the counterparty to the transaction holding a symmetrical put option on Electrabel. The exercise of these options is contingent on the repeal of the “Murcef” Act and on whether Electrabel’s interest in CNR represents more than 50% of CNR’s share capital.

In accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and IAS 39 – Financial Instruments: Recognition and Measurement, this option has not been recognized in the Group’s balance sheet at January 1, 2005 and December 31, 2005, since there are several uncertainties, particularly as regards whether or not the “Murcef” Act will be repealed.

Commitments regarding shares held in the capital of mixed inter-municipal companies

Off-balance sheet commitments

In application of the legal and regulatory provisions providing for the gradual deregulation of energy distribution activities previously entrusted to mixed inter-municipal companies, as well as the reduction of Electrabel’s interest in said companies to below 50% of their share capital, the Group entered into a number of general agreements with its local partners from 2002 onwards. These agreements were set up in light of the new regulatory environment with a view to maintaining as far as possible the financial and operational equilibrium that existed in the energy sector before the deregulation measures.

Electrabel has undertaken to reduce its interest in line with certain thresholds set by region. The conditions under which Electrabel will sell its interests in the mixed inter-municipal companies to its local partners, and the timeframe for such transactions, have been defined separately according to each region.

The corresponding transactions will be carried out at the fair value of the assets concerned, with the aim of ensuring that each party is treated fairly in light of the respective benefits to be gained or lost in relation to the previous situation. The new regulatory environment should maintain the economic equilibrium that existed before deregulation. Accordingly, no valuation of the commitments undertaken needs to be performed.

Municipalities in Flanders and Wallonia have a 40% share, via the inter-municipal financing companies, in any income from energy distribution activities generated by Electrabel Customer Solutions, the subsidiary in charge of supplying eligible customers. The municipalities hold a 5% interest in Electrabel Customer Solutions, with an additional share in income and net assets via a call option which may be exercised at a price based on the net book value of Electrabel Customer Solutions.

28.5 Commodity risk

28.5.1 Hedging transactions

In the normal course of business, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2005, the growing liquidity of these markets enabled the Group to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2005, the Group did not hold any derivatives used as fair value hedges.

Notional amounts and maturities

Derivatives held to manage the Group’s exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

	Notional amounts (net)* In thousands of MMBTU at Dec. 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total

NATURAL GAS AND ELECTRICITY	(86.4)	(126.0)	(115.2)	(20.6)	(22.5)	(5.1)	(375.8)
Swaps	(110.0)	(140.0)	(119.0)	(23.0)	(23.4)	(5.1)	(420.5)
Options	4.0						4.0
Forwards/futures	19.6	14.0	3.8	2.4	0.9		40.7
FUEL, GAS OIL, HEATING OIL AND COAL	139.7	117.1	91.8				348.6
Swaps	130.0	107.5	85.4				322.9
Options	9.7	9.6	6.4				25.7
Forwards/futures							-
TOTAL	53.3	(8.9)	(23.4)	(20.6)	(22.5)	(5.1)	(27.2)

*	Long position/(short position).

Fair value and maturities

The fair values of derivatives held to manage the Group’s exposure to changes in commodity prices at December 31, 2005 are analyzed below based on contract maturities:

	Fair value at December 31, 2005 in millions of euros
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	(444.8)	(317.1)	(175.1)	(53.9)	(46.1)	(4.8)	(1,041.8)
Swaps	(441.7)	(371.2)	(185.5)	(60.1)	(46.9)	(4.8)	(1,110.2)
Options	(20.7)	(8.7)	(4.6)				(34.0)
Forwards/futures	17.6	62.8	15.0	6.2	0.8		102.4
FUEL, GAS OIL, HEATING OIL AND COAL	174.9	173.5	83.2				431.6
Swaps	178.8	147.6	67.4				393.8
Options	(2.3)	25.9	15.8				39.4
Forwards/futures	(1.6)						(1.6)
TOTAL	(269.9)	(143.6)	(91.9)	(53.9)	(46.1)	(4.8)	(610.2)

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below:

	Dec. 31, 2005
Commodity derivatives	Gains and losses recognized in equity in 2005 - effective portion of the hedge (in millions of euros)	Gains and losses reclassified from equity into income 2005 in 2005 (in millions of euros)	Gains and losses recognized in income in 2005 - ineffective portion of the hedge (in millions of euros)
NATURAL GAS AND ELECTRICITY	(414.1)	(236.4)	18.0
Swaps	(49.6)	13.9	3.2
Options	-	-	-
Forwards/futures	(364.5)	(250.3)	14.8
FUEL, GAS OIL, HEATING OIL AND COAL	27.3	194.2	55.0
Swaps	(14.8)	(4.4)
Options	-	-	-
Forwards/futures	42.1	198.6	55.0
TOTAL	(386.8)	(42.2)	73.0

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

28.5.2 Energy trading

The Group enters into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe using various instruments. Derivative instruments used include: (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. The Group uses commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

In accordance with internal risk control procedures, the Group’s risk management departments are responsible for fair value calculations, and for managing market and credit risks. These departments are completely independent from the dealing teams who initiate and actively manage commodity positions. Fair values and risk exposures are calculated on a daily basis. Information about the credit quality of the Group’s energy trading counterparties is collected and assessed daily and credit limits are systematically adjusted based on financial data concerning these counterparties.

The contribution of trading activities to Group operating income was €105 million in 2005 compared with €41 million in 2004 (based on the published financial statements at December 31, 2004 under French GAAP, which provides for similar accounting treatment). The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* In thousands of MMBTU at December 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total

NATURAL GAS AND ELECTRICITY	142.7	95.2	72.8	0.3	0.3	0.6	311.9
Swaps	10.6	6.2	0.2	0.3	0.3	0.6	18.2
Options	155.0	92.9	70.0				317.9
Forwards/futures	(22.9)	(3.9)	2.6				(24.2)
FUEL, GAS OIL, HEATING OIL AND COAL	3.0	(4.2)	14.2				13.0
Swaps	3.0	(4.2)	14.2				13.0
Options							-
Forwards/futures							-
CRUDE OIL	3.5						3.5
Swaps	0.1						0.1
Options	3.4						3.4
Forwards/futures							-
TOTAL	149.2	91.0	87.1	0.3	0.3	0.6	328.4

*	Long position/(short position)

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of the Group’s exposure to market or credit risks. The notional amounts reported above for the various maturities are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of the Group’s price risk management policy, within the limit of available funds.

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2005 and December 31, 2004 (as published in the notes to the 2004 consolidated financial statements prepared under French GAAP).

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2005 and December 31, 2004 (as published in the notes to the 2004 consolidated financial statements prepared under French GAAP).

In millions of euros	Fair value at Dec. 31, 2005*	Fair value at Dec. 31, 2004
Natural gas and electricity	55.3	21.8
Fuel, gas oil and heating oil	36.0	2.6
Crude oil	(7.0)	(0.4)
Environment (CO2)	21.3	-
TOTAL	105.6	24.0

(*)	Foreign currency impacts relating to trading transactions, representing a negative €1.9 million in 2005, are not shown in the table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

The table below shows the fair values of derivatives held by the Group at December 31, 2005 as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method In millions of euros	Fair value of contracts at December 31, 2005						Total fair value
	2006	2007	2008	2009	2010	> 5 years
Price quoted on an organized market	83.1	30.0	(0.2)	(0.4)	(0.5)	1.7	113.7
Price obtained from other external sources	(1.6)	(20.5)	3.1				(19.0)
Price based on valuation models or other techniques	19.6	(1.6)	(6.6)	(1.2)	(1.2)		9.0
TOTAL	101.1	7.9	(3.7)	(1.6)	(1.7)	1.7	103.7

See below - Method used to calculate the fair value of commodity derivatives.

Changes in fair value

	Dec. 31, 2005	Dec. 31, 2004
Commodity derivatives	Changes in fair value (in millions of euros)	Changes in fair value (in millions of euros)
Opening balance sheet	24.0	19.6
Contracts unwound or settled during the year	(34.5)	(23.7)
Initial fair value of new contracts (a)	-
Changes in fair value due to changes in valuation techniques (b)	3.1	(0.5)
Other changes in fair value (c)	121,6	28.6
Other (d)	(10.5)
TOTAL	103.7	24.0

(a)	Energy trading contracts with unrealized gains or losses at inception.

(b)

Including changes in valuation techniques, changes in methods of calculating correlations, volatilities and volume forecasts, market changes, and changes in the characteristics of historical data and source/type of assumptions.

(c)	Changes in fair value due to market fluctuations (prices, volatility, etc.).

(d)	Representing mainly a reclassification of the fair value of contracts under the “Other commodity derivatives” line in accordance with IAS 39.

Market risk

Value at Risk (VaR)

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose the Group to market risk resulting from unfavorable changes in commodity and electricity prices. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk to quantify market risk provides a transversal measure of taking all markets and products into account. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

Value at Risk represents the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

In millions of euros	Dec. 31, 2005	2005 average(a)	2004 average(a)	2005 high(b)	2005 low(b)
Value at Risk	4.3	2.5	2.7	7.4	1.1

(a)	Average of daily VaR figures.

(b)	Based on month-end highs and lows observed in 2005.

28.5.3 Other commodity derivatives

The Group holds contracts providing for the physical delivery of the assets, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by the Group for the receipt or delivery of a non-financial item in accordance with its expected purchase, sale or usage requirements, and are not designated as effective hedging instruments. Consequently, they are measured at fair value through income.

This mainly concerns contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) sale contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the assets which are documented as being “normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract, or (iii) other clauses.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* In thousands of MMBTU at Dec. 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
Economic hedges not qualifying for hedge accounting under IAS 39	12.4	50.1	54.0	29.2			145.7
Arbitrage and optimization contracts	109.3	24.8	14.5				148.6
Other contracts qualifying as derivatives	(32.8)	(29.0)	(12.1)	(9.1)	(9.1)	(23.6)	(115.7)
Embedded derivatives	(31.4)	(24.2)	(22.8)				(78.4)
TOTAL	57.5	21.8	33.6	20.1	(9.1)	(23.6)	100.2

*	long position/(short position)

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2005 by maturity:

Commodity derivatives In millions of euros*	Fair value at Dec. 31, 2005						Total fair value
	2006	2007	2008	2009	2010	> 5 years
Economic hedges not qualifying for hedge accounting under IAS 39	(5.4)	(30.8)	(23.0)	(9.1)			(68.3)
Arbitrage and optimization contracts	(185.7)	(35.7)	(0.2)				(221.6)
Other contracts qualifying as derivatives	(66.6)	(37.9)	(12.6)				(117.1)
Embedded derivatives	(7.7)	(10.4)	(10.7)	(4.0)	(3.0)	(5.0)	(40.8)
TOTAL	(265.5)	(114.8)	(46.5)	(13.1)	(3.0)	(5.0)	(447.8)

*	Fair value excluding adjustments to reflect credit risk and liquidity risk.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

28.5.4 Counterparty risk

For the measurement of financial instruments, the Group takes into account the effect of credit risks on fair values.

Credit risk reflects the loss that the Group would incur as a result of the failure by counterparties to fulfill their contractual obligations. The risk is limited by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

At December 31, 2005, 96.2% of the Group’s exposure to credit risk concerned counterparties rated investment grade:

	2005
In millions of euros	Investment Grade(a)	Total
Counterparties	1,622.2	1,687.1

(a)

“Investment Grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

28.5.5 Method used to calculate the fair value of commodity derivatives

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on observable market data, which provide the most reliable indication of a change in the contract’s fair value. Market data used by the Group include:

(a) Prices quoted on an organized market

Prices are available at the end of each trading day. Fair value calculations performed based on the Black & Scholes method using prices quoted on an active market are considered as equivalent to market prices, if use of the Black & Scholes method represents a standard market practice.

(b) Prices obtained from other external sources

For over-the-counter contracts, the Group primarily uses price information provided by brokers. Prices reflect current economic and regulatory conditions related to these markets and are subject to short-term fluctuations triggered by changes in market conditions. The availability of listed prices on organized markets varies depending on the period and the commodity. In periods when quoted prices are not available or when the market is not sufficiently liquid, fair value is estimated based on the prices on organized markets or prices available on less liquid markets. The prices at which recent comparable transactions were executed by the Group are also taken into account in the measurement process.

(c) Valuation models and other techniques

The fair value of non-standard instruments is estimated using models and other valuation techniques, reflecting the most appropriate available information. The techniques include option pricing methods, statistical analyses and simulations, the discounted cash flow method, taking into account estimation and timing error factors and specific contractual clauses. The assumptions used include the market price of the commodities, their estimated value determined by reference to observable data, the discount rate (risk-free interest rate), volatility factors affecting the underlying asset, the estimated correlation between commodity and energy prices, contractual volumes, degree of market liquidity and the risk premium that investors would expect to receive.

28.5.6 Fair value of commodity derivative instruments used in operations

Successive changes in the fair value of the foregoing commodity derivatives are recognized under “Changes in fair value of commodity derivative instruments” within operating income for the year. Gains and losses on these instruments are presented in revenues (sale contracts) or purchases (purchase contracts), respectively.

The contribution of commodity derivatives to income from ordinary activities is an expense of €151.1 million at December 31, 2005. This amount reflects changes during the year in the fair value of commodity derivatives falling within the scope of IAS 39 – Financial Instruments: Recognition and Measurement.

It breaks down as follows:

•

to optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group’s margins to changes in commodity prices. However, as these contracts cover the entities’ net exposure to price risk, they are not eligible for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement. Consequently, all changes in fair value of forward contracts in 2005 should be reflected in the income statement. Changes in the fair value of these positions therefore represent an opportunity cost rather than economic loss, and lead to a net expense of €233.1 million in 2005.

•

the Group offers capacity entitlements on the market at peak hours, by means of “Virtual Power Plant” auctions. These contracts qualify as derivatives under IAS 39. As the price of electricity has risen substantially since the last series of auctions were held, changes in the fair value of these options during the year leads to an expense of €44.1 million in 2005.

•

favorable changes in the fair value of foreign currency derivatives (mainly EUR in relation to the US$) entered into by the Group to hedge the currency risk on its operating activities, which are not documented as hedging instruments, have a positive €21.3 million impact on income.

•

gains and losses recognized in the income statements in relation to (i) the ineffective portion of cash flow hedges of non-financial assets; and (ii) the impact of discontinuing hedge accounting in 2005 for commodity hedges when the effectiveness of the hedge can no longer be demonstrated, leading to a positive impact of €73 million.

•	favorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, and result in a positive impact of €38.8 million.

28.5.7 Contingent liabilities related to commodity derivatives

Certain Group operating companies have entered into long-term contracts and take-or-pay contracts. These consist of a firm commitment to purchase or sell specified quantities of gas, electricity and steam and related services, in exchange for a commitment from the other party to deliver or purchase said quantities. These contracts are demonstrated as falling outside the scope of IAS 39. The main future commitments under the contracts entered into by SUEZ Energie Europe, SUEZ Energie International and Elyo are presented below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

In millions of euros	Dec. 31, 2005	Less than 1 year	1 to 5 years	More than 5 years	Dec. 31, 2004
Firm purchases of commodities, fuel and services	65,277.2	8,118.7	19,470.7	37,687.8	28,968.7
TOTAL COMMITMENTS GIVEN	65,277.2	8,118.7	19,470.7	37,687.8	28,968.7
Firm sales of gas, electricity, steam, oil and services	31,709.9	12,138.9	12,289.6	7,281.4	23,827.6
TOTAL COMMITMENTS RECEIVED	31,709.9	12,138.9	12,289.6	7,281.4	23,827.6

28.6 Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US$-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection involved is US$ 300 million, maturing between March and September 2007.

At December 31, 2005, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €2.96 million (including the portion of outstanding premiums).

Note 29

Other liabilities

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total

Tax liabilities		1,202.4	1,202.4		922.3	922.3		922.3	922.3
Employee-related payables		924.6	924.6		929.9	929.9		929.9	929.9
Other payables	949.5	2,729.7	3,679.2	1,078.8	3,078.9	4,157.7	1,080.7	3,250.4	4,331.1
TOTAL	949.5	4,856.7	5,806.2	1,078.8	4,931.1	6,009.9	1,080.7	5,102.6	6,183.3

Other payables mainly concern operating payables (excluding trade payables).

Note 30

Constructing contracts

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Amounts due from customers under construction contracts	770,7	728,8
Amounts due to customers under construction contracts	812,6	688,9
TOTAL	(41,9)	39,9

“Amounts due from customers under construction contracts” and “Amounts due to customers under construction contracts” are presented in the balance sheet within “Trade and other receivables” and “Trade and other payables”, respectively.

Advances received from customers under construction contracts totaled €327.2 million at December 31, 2005, compared with €141.1 million at December 31, 2004.

Note 31

Finance leases

31.1 Finance leases for which SUEZ acts as lessee

An analysis of the net book value of property, plant and equipment held under financial leases is presented in Note 17.2.

The main finance lease agreement entered into by the SUEZ Group primarily concern Elyo’s co-generation plants.

A reconciliation between the undiscounted value and present value of minimum lease payments is presented below:

	Minimum lease payments at Dec. 31, 2005		Minimum lease payments at Dec. 31, 2004
In millions of euros	Undiscounted value	Present value	Undiscounted value	Present value
Year 1	160.9	157.2	180.4	178.2
Between Year 2 and Year 5 inclusive	539.2	495.7	549.1	517.9
Beyond Year 5	1,130.3	705.8	1,065.2	785.8
TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,830.4	1,358.7	1,794.7	1,481.9

31.2 Finance leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist of (i) energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group. The Group has recognized finance lease receivables in relation to its co-generation plants for Solvay, Total (Belgium), Bowin (Thailand) and Air Product (The Netherlands).

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Undiscounted minimum lease payments	518.2	517.4
Unguaranteed residual value accruing to the lessor	25.3	23.8
Total gross investment in the lease	543.5	541.2
Unearned financial income (financial impact of discounting)	177.0	194.3
Net investment in the lease	366.5	346.9
of which present value of minimum lease payments	354.5	336.5
of which present value of unguaranteed residual value	12.0	10.4

Amounts recognized in the balance sheet in connection with finance leases are detailed in Note 20.2.

Finance lease receivables are shown in the balance sheet within “Loans and receivables carried at amortized cost”.

Note 32

Operating leases

32.1 Operating leases for which SUEZ acts as lessee

The SUEZ Group has entered into operating leases mainly in connection with LNG tankers and miscellaneous buildings and fittings.

Operating lease income and expense for 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	(379.6)	(333.9)
Contingent lease payments	(161.2)	(179.7)
Other joint ownership expenses	(93.8)	(95.3)
TOTAL	(634.6)	(608.9)

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Year 1	209.4	237.9
Between Year 2 and Year 5 inclusive	539.9	511.0
Beyond Year 5	941.5	467.9
TOTAL	1,690.8	1,216.8

32.2 Operating leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist primarily of the HHPC plant in Thailand, the Baymina plant in Turkey, and the Hopewell and Red Hills plants in the United States.

Rental income for 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	611.9	494.3
Contingent lease payments	52.4	48.5
Sub-letting expenses	(11.5)	(10.8)
TOTAL	652.8	532.0

Future minimum lease payments receivable under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Year 1	475.5	363.5
Between Year 2 and Year 5 inclusive	1,546.0	1,163.4
Beyond Year 5	2,859.6	2,344.9
TOTAL	4,881.1	3,871.8

Note 33

Concession contracts

SUEZ manages a large number of concessions as defined by SIC 29 covering drinking water distribution and sanitation facilities, waste collection and treatment, and electricity distribution.

The terms of the concessions vary between 10 and 65 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built, as well as rights and obligations relating to the public service concerned.

Contracts may provide for a general obligation allowing users access to the public service according to a specified timeframe.

A general obligation also exists for restoring the site once the infrastructure has been built under the concession. Where appropriate, this obligation leads to the recognition of a capital renewal and replacement liability (see Note 1.F). Exceptionally, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure will remain the property of SUEZ and therefore these contracts follow the intangible asset model (see Note 1.F).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. These obligations lead to the recognition of an intangible asset and a related liability (see Note 1.F).

As consideration for these obligations, SUEZ is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT sanitation contracts) or the users (distribution of drinking water or electricity) for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure gives rise to a receivable or an intangible asset, depending on the party responsible for payment (see Note 1.F).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, the contracts include price adjustment clauses (usually at the end of a five-year period) if there is a change in the economic conditions forecast at the inception of the contracts. Exceptionally, contracts exist in certain countries (e.g., United States and Spain), under which the price is fixed on a yearly basis according to the costs incurred in connection with the concession, which is therefore recognized in assets (see Note 1.F).

Note 34

Cash flows

34.1 Reconciliation with the income tax expense in the income statement

	Dec 31, 2005	Dec 31, 2004
In millions of euros	Tax cash flows (income tax charge)
Impact in the income statement	(585.3)	(926.0)
Non-cash items:
-provisions for income taxes	8.6	(4.8)
-deferred tax	(162.0)	300.1
-other	15.8	(98.6)
Impact in the cash flow statement	(722.9)	(729.3)

34.2 Reconciliation with financial income/(loss) in the income statement

	Dec. 31, 2005	Dec. 31, 2004
In millions of euros	Financial cash flows (net financial income/loss)
Impact in the income statement	(725.3)	(1,079.1)
Changes in amortized cost	55.3	(107.5)
Exchange rate impacts and changes in fair value	(129.7)	71.5
Reversal of discounting of non-current provisions	330.0	339.2
Other	(8.1)	(79.1)
Impact in the cash flow statement	(477.8)	(855.0)

Note 35

Stock options and employee share issues

35.1 Stock option policy

The SUEZ annual stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and in creating shareholder value.

The award of stock purchase or subscription options is also a mean of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with authorizations granted at General Meetings of Shareholders.

In 2005, stock options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price continued to apply in 2005.

In 2005 the Board of Directors decided to reduce the number of options awarded and replace them in part by an award of bonus SUEZ shares in the first half of 2006. Bonus shares will also be awarded to employees not covered by the stock option plan.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded will be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Group’s Executive Committee.

Conditional system

2003 plan

For the stock subscription options granted to senior management executives and members of the Group Executive Committee, the exercise of options is subject to the following conditions:

•

during the period from November 19, 2003 through November 19, 2007, the performance of the SUEZ share must equal or exceed that of the Eurostoxx Utilities Index over the same period, plus 1% per annum;

•	the SUEZ share price must be equal to or exceed €20.

2004 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

2005 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half is free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

2005 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

35.2 Stock option plans in force

35.2.1 Changes in stock option plans until the increase in share capital on

            October 13, 2005

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2004	Number of shares to be subscribed by the Management Committee***	Options exercised	Options canceled	Outstanding options at Oct. 12, 2005	Expiry date	Residual life
17/11/1997*	19/06/1997	17/11/2002	16.74	873	4,798,726	918,376	3,267,140	20,876	1,510,710	17/11/2005	0.1
28/11/2000*	05/05/2000	28/11/2004	34.89	1,347	6,569,302	1,176,621		21,657	6,547,645	28/11/2010	5.1
21/12/2000*	05/05/2000	21/12/2004	36.26	510	2,981,903	151,319		-653**	2,982,556	20/12/2010	5.2
28/11/2001	04/05/2001	28/11/2005	33.06	3,161	13,164,191	1,758,904		284,542	12,879,649	27/11/2011	6,1
20/11/2002	04/05/2001	20/11/2006	16.93	2,528	9,209,630	1,308,812		120,214	9,089,416	19/11/2012	7,1
19/11/2003	04/05/2001	19/11/2007	13.35	2,069	7,987,262	1,318,394		-10,769**	7,998,031	18/11/2011	6,1
17/11/2004	03/05/2004	17/11/2008	18.14	2,229	8,705,190	1,302,000		33,225	8,671,965	16/11/2012	7,1
TOTAL					53,416,204	7,934,426	3,267,140	469,092	49,679,972

* Exercisable plans.

** This figure reflects an adjustment for changes in prior periods.

*** At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003 and 2004.

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec., 31 2004	Number of shares to be subscribed by the Management Committee***	Options exercised	Options canceled	Outstanding options at Oct. 12, 2005	Expiry date	Residual life
16/11/1998*	11/06/1998	16/11/2003	28.57	971	4,932,436	1,292,688		13,831	4,918,605	16/11/2006	1.1
30/06/1999*	11/06/1998	30/06/2004	31.00	29	251,069	31,317		-261**	251,330	30/06/2007	1.7
15/11/1999*	11/06/1998	15/11/2004	28.95	1,115	5,152,395	1,166,524		3,915**	5,148,480	15/11/2007	2.1
31/01/2000*	11/06/1998	31/01/2005	28.87	143	906,764	52,183			906,764	31/01/2008	2.3
TOTAL					11,242,664	2,542,712	-	17,485	11,225,179
* Exercisable plans. ** This figure reflects an adjustment for changes in prior periods. *** At the time the options were awarded.
TOTAL					64,658,868	10,477,138	3,267,140	486,577	60,905,151

	Options	Average strike price
Balance at December 31, 2004	64,658,868	24.70
Granted	-	-
Exercised	(3,267,140)	16.74
Canceled	(486,577)	27.71
Balance at October 12, 2005	60,905,151	25.11

35.2.2 Changes in stock option plans until the capital increase on October 13, 2005

Pursuant to Article D.174 of the French Decree 67-236 on commercial companies dated March 23, 1967, the cash capital increase carried out for an amount of €2.37 billion on October 13, 2005 led to an adjustment of the strike price and the number of options outstanding at the date of said increase. The following tables take this adjustment into account.

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Oct. 13, 2005	Number of shares to be subscribed by the Management Committee***	Awards	Options exercised	Options canceled	Outstanding options at Dec. 31, 2005	Expiry date	Residual life

17/11/1997*	19/06/1997	17/11/2002	16.50	873	1,532,815	931,713		1,285,647	247,168	-	17/11/2005	-
28/11/2000*	05/05/2000	28/11/2004	34.39	1,347	6,643,409	1,193,708			71,475	6,571,934	28/11/2010	4.9
21/12/2000*	05/05/2000	21/12/2004	35.74	510	3,026,078	153,516				3,026,078	20/12/2010	5.0
28/11/2001*	04/05/2001	28/11/2005	32.59	3,161	13,067,309	1,784,447			39,453	13,027,856	27/11/2011	5.9
20/11/2002	04/05/2001	20/11/2006	16.69	2,528	9,221,577	1,327,819		8,153	10,987	9,202,437	19/11/2012	6.9
19/11/2003	04/05/2001	19/11/2007	13.16	2,069	8,114,792	1,337,540			12,706	8,102,086	18/11/2011	5.9
17/11/2004	03/05/2004	17/11/2008	17.88	2,229	8,799,389	1,320,908			44,045	8,755,344	16/11/2012	6.9
9/12/2005 ***	13/05/2005	09/12/2009	24.20	2,251		-	6,531,100			6,531,100	09/12/2013	7.9
TOTAL					50,405,369	8,049,651	6,531,100	1,293,800	425,834	55,216,835
* Exercisable plans.

** At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003, 2004.

*** Of which 1,352,000 shares to be subscribed by the Executive Committee.

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Oct. 13, 2005	Number of Shares to be subscribed by the Management Committee***	Awards	Options exercised	Options canceled	Outstanding options at Dec. 31, 2005	Expiry date	Residual life
16/11/1998*	11/06/1998	16/11/2003	28.16	971	4,990,667	1,311,461			21,191	4,969,476	16/11/2006	0.9
30/06/1999*	11/06/1998	30/06/2004	30.56	29	254,963	31,772				254,963	30/06/2007	1.5
15/11/1999*	11/06/1998	15/11/2004	28.54	1,115	5,222,653	1,183,464			32,301	5,190,352	15/11/2007	1.9
31/01/2000*	11/06/1998	31/01/2005	28.46	143	919,904	52,941				919,904	31/01/2008	2.1
TOTAL					11,388,187	2,579,638	-	-	53,492	11,334,695
* Exercisable plans. ** At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003, 2004 and 2005.
TOTAL					61,793,556	10,629,289	6,531,100	1,293,800	479,326	66,551,530

	Options	Average strike price
Balance at October 13, 2005	61,793,556	24.75
Granted	6,531,100	24.20
Exercised	(1,293,800)	16.50
Canceled	(479,326)	21.86
Balance at December 31, 2005	66,551,530	24.88

35.3 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	Plan 2005	Plan 2004	Plan 2003
Volatilité(a)	31,25%	29,66%	28,04%
Taux d’actualisation (b)	3,25%	3,70%	4,30%
En euros :
Dividende(c)	0,8	0,8	0,7
Juste valeur de l’option àttribution	7,24	4,35	3,11

(a) The volatility calculated corresponds to a moving average of volatilities over the life of the plan.

(b) The discount rate corresponds to a risk-free rate over the life of the plan.

(c) Last dividend paid.

Due to the difficulties in valuing the restrictions applicable under the conditional system and enhanced conditional system as described above, no discount has been applied in relation to these restrictions for calculating the value of the options.

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

In millions of euros	Grant date	Charge
		Dec. 31, 2005	Dec. 31,
2004
SUEZ	11/20/2002	10.6	10.6
SUEZ	11/19/2003	5.8	5.8
SUEZ	11/17/2004	9.0	1.1
SUEZ	12/09/2005	0.7	-
TOTAL		26.1	17.5

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 which had not yet vested at January 1, 2005.

35.4 Employee share issues

35.4.1 Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

•	either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

•

or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period.

Under the Multiple plan, beneficiaries subscribing directly to SUEZ shares are granted a “Stock Appreciation Right” (SAR) entitling them to benefit from a performance multiplier resulting in a cash payment after a period of five years. Under IFRS 2, SUEZ is required to recognize a liability in respect of these employees, which is covered by warrants subscribed by SUEZ.

35.4.2 Expense recognized in the income statements 2005

The purchase price for the 2005 plan, which is based on the reference price at the grant date, less a discount of 20%, representing €18.22.

Excluding stock appreciation rights, the cost of employee shares is based on the difference between the fair value of the shares subscribed and their purchase price. This cost was estimated by the Group taking into account the mandatory five-year holding period provided for in French law. The following assumptions were used to estimate the cost of employee shares:

•	Five-year risk-free interest rate 2.60%;

•	Retail banking spread 2.35%;

•	Employee financing rate 4.95%;

•	Share borrowing costs 1.00%.

Based on the above, an expense of €9.4 million was recognized in 2005 in connection with the 12.8 million shares subscribed.

Stock Appreciation Rights

The accounting impact of these programs consists of recognizing a payable to the employee over the vesting period of the rights with a contra-entry recorded in the income statement. The impact on income for 2005 is not material.

Note 36

Related party transactions

The inclusion of this note within the financial statements is aimed at ensuring transparency in the relationship between the Group and its shareholders and representatives, as well as in the links between the Group and related companies that it does not exclusively control (i.e. proportionally consolidated entities and affiliates).

The following paragraphs detail material transactions only.

36.1 Proportionally consolidated entities

Itasa

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by the SUEZ Group from the Acea-Electrabel group amounted to €162.1 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €77.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

Zandvliet Power

Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

36.2 Affiliates

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €251.2 million in 2005, compared to €280.4 million in 2004. Amounts owed to ESO/Elia totaled €12.5 million at December 31, 2005, versus €12.8 million at December 31, 2004.

The Group billed services provided to ESO/Elia amounting to €100.0 million in 2005, compared to €110.1 million in 2004.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2005 (€354.8 million maturing in 2009 and €453.6 million maturing after 2010), compared to €1,123.8 million at December 31, 2004. In 2005, loans generated financial revenues of €29.9 million, compared to €33.4 million in 2004.

Mixed inter-municipal companies

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold gas and electricity totaling €738.6 million to the mixed inter-municipal companies in 2005, compared to €963.9 million in 2004.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,078.7 million in 2005, compared with €1,368.2 million in 2004.

Miscellaneous fees mainly relating to network maintenance billed by Electrabel’s subsidiary ENV to the mixed inter-municipal companies totaled €58.4 in 2005, versus €60.9 million in 2004.

The mixed inter-municipal companies do not employ any personnel. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out daily distribution services. Electrabel bills the mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed to the inter-municipal companies totaled €1,431.2 million in 2005, and €1,371.9 million in 2004.

Receivables relating to gas and electricity supply and other services stood at €78.1 million at December 31, 2005 versus €243.3 million at December 31, 2004.

Amounts payable by Electrabel to the mixed inter-municipal companies came to €337.4 million at December 31, 2005, versus €344.5 million at December 31, 2004.

At December 31, 2005, Electrabel had granted cash advances totaling €398.8 million to the mixed inter-municipal companies, compared to €536.7 million at December 31, 2004. Amounts due to the mixed inter-municipal companies by Electrabel came to €26.2 million at December 31, 2005, compared with €81.9 million at December 31, 2004.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €1,191 million in 2005, versus €1,212 million in 2004.

Compagnie Nationale du Rhône (CNR)

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €42.9 million of electricity in 2005 from CNR, compared with €46.1 million in 2004. The Group also sold €27.5 million of electricity under these contracts in 2005, versus €28.8 million the year before.

Amounts due to CNR came to €6.1 million at December 31, 2005, compared to €10.5 million at December 31, 2004, while amounts receivable from CNR totaled €2.9 million at December 31, 2005, compared to €6.5 million at December 31, 2004.

Sohar

Services provided to Sohar within the scope of engineering, procurement and construction contracts were billed for €206.9 million in 2005.

SUEZ also provided Sohar with performance bonds and delivery guarantees capped at US$ 45.4 million.

Contassur

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €318 million and €325 million at December 31, 2005 and 2004, respectively.

Note 37

Executive compensation

The following table presents the compensation received by directors and members of the Executive Committee:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
Short-term benefits	17.8	17.0
Post-employment benefits	2.9	2.0
Share-based payment	3.5	1.9
TOTAL	24.2	20.9

Note 38

Contingent assets and liabilities

The Group gives and receives various guarantees within the scope of its ordinary activities. Such commitments given are recognized as liabilities when it is probable that they will be settled by an outflow of resources embodying economic benefits will be required to settle the obligations. The following table presents a breakdown of commitments given and received by the Group which are not recognized on the balance sheet.

In millions of euros	Dec. 31, 2005	Dec. 31, 2004
“Return to profit” clauses	5.9	0.5
Commitments given on contracts	3,361.9	2,446.5
Payment guarantees given	64.6	67.1
Commitments given to partnerships	0.6	13.7
Vendor warranties	1,507.4	1,445.9
Other contingent liabilities	1,516.4	1,449.8
TOTAL CONTINGENT LIABILITIES	6,456.8	5,423.5
“Return to profit” clauses	2.9	3.4
Commitments received on contracts	641.2	570.3
Payment guarantees received	313.5	10.9
Commitments received from partnerships	0.1	3.0
Other contingent assets	604.2	224.3
TOTAL CONTINGENT ASSETS	1,561.9	811.9

Note 39

Claims and litigation

Competition and industry concentration

Energy

A sector inquiry was launched into the gas and electricity markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets. Although the findings of the inquiry have yet to be published, it appears likely that at the outcome of the procedure, the European Commission will recommend either individual or structural measures (such as proposing a third liberalization directive). Since the Group is a major player in this sector, such measures would be certain to impact its activities. However, it is impossible to assess such impact at the present time.

In addition to the sector inquiry, the Commission has also initiated procedures in respect of Hungary and Poland. The Commission is currently reviewing certain long-term agreements, signed during the privatization of electricity-producing companies, in light of regulations governing state aid. The Group is indirectly involved in the procedures as a contracting party in Hungary (Dunamenti) and Poland (Polaniec).

The Commission is also reviewing gas supply contracts for industrial clients in Belgium with a view to determining whether the terms of the contracts agreed with Distrigas are of a market restrictive type in Belgium. Distrigas is cooperating fully with the relevant authorities on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux France, with equal stakes in water distribution, created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, France’s highest court, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal that upheld the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries. Provisions are recorded for these claims and disputes when (i) a legal, contractual, or constructive obligation exists at the balance sheet date to a third party; (ii) it is probable that there will be an outflow of resources embodying economic benefits in order to settle the obligation, with no consideration; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €650 million at December 31, 2005.

In Manila in the Philippines, a debt and capital restructuring agreement for Maynilad was concluded in April 2005 between MWSS (the concession-granting authority), the shareholders, and the lending institutions. The key objectives of this agreement, which came into force in July 2005, and whose implementation is expected to extend over several years, are to restructure the debt, ensure the long-term viability of the company, and reduce SUEZ Group’s exposure.

On August 16, 2004, Vega Engenharia Ambiental, a subsidiary of SUEZ Environnement, received a notice from the Brazilian Federal Justice Department for an initial payment of BRL 1.5 billion (approximately €540 million), or a guarantee of payment. This notice – which was subsequently reduced by the authorities to BRL 0.3 billion (about €110 million) – came further to the Brazilian tax authorities’ inquiry into the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the SUEZ Group in 1997). On September 26, 2005, the Brazilian courts overturned the tax authorities’ decision without judging the merits of the case, thus leading to the termination of the Justice Department’s main proceedings, including the notice. As SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it is not exposed to any risks in connection with this matter and has not therefore recorded any related provisions.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Several legal disputes are currently in progress against the company, including those relating to the discharge of untreated waste water and the invoicing process. Provisions representing the best estimate of the Group’s risks in relation to this concession have been recorded at December 31, 2005, and a partial impairment loss has been recognized on assets resulting from the expected future valuation of this contract.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fé in Rosario and Aguas Cordobesas in Cordoba)launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

These procedures aim at obtaining indemnities to compensate for the investments made since the start of the concession and the losses incurred since the Argentine peso’s devaluation following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities have been initiated in each case, and those concerning Aguas Cordobesas are at an advanced stage. An agreement amending the original concession contract was thus signed by both parties on December 21, 2005 and was approved by the Provincial Congress on December 28, 2005. This agreement came into force on January 1, 2006, and provides inter alia for a new pricing policy, applicable from the same date. On February 24, 2005, Aguas Cordobesas was notified of the decision to suspend the implementation of the new pricing policy for 90 days while its terms are reviewed by the regulatory authorities.

For Aguas Argentina and Aguas Provinciales de Santa Fe, negotiations between the water concession holders and the concession-granting authorities continued in 2005, but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts, which would eliminate uncertainty as to future cash flows and the ability to continue as a going concern. Given this context as well as the resulting decline in the companies’ financial and operational performance, they have been forced to launch termination procedures in respect of their concession contracts.

The liquidation of Aguas Provinciales de Santa Fé was announced at the company’s annual general meeting held on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly aknowledging the transfer of the services back to the grantor, with effect from February 8, 2005.

In respect of Aguas Argentinas, the concession-granting authorities have rejected the termination request. Negotiations have begun with a view to selling European shareholders’ interests in Aguas Argentinas. Should these negotiations fail, the company could be forced to file for bankruptcy in the coming months.

ICSID arbitration procedures in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing.

The Group’s commitments to lenders (notably IFC, BID, and BEI BNP) and the performance bond issued to the Argentine government totaled approximately US$ 280 million at December 31, 2005. If the negotiations currently underway should fail, these guarantees could be triggered before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the provisions and impairment losses recorded to cover this risk since the end of 2001, this outcome would not have a material negative impact on consolidated net income.

In the United Kingdom, several claims have been made against Dégremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Dégremont Ltd’s individual contract amounts to GBP 2.6 million and concerns the design of part of the water treatment facility and delivery of certain equipment. Provisions recorded at December 31, 2005 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On August 8, 2005, Judge Harold Baer of the US District Court for the Southern District of New York issued his Opinion and Order in the matter of SUEZ Energy Marketing North America (SEMNA, formerly TEMI) v. AEP concerning the long-term Power Purchase and Sale Agreement (PPSA) concluded between the parties. SEMNA had claimed damages in excess of US$ 17 million and AEP brought a counterclaim for damages in excess of US$ 643 million. In his Opinion, Judge Baer awarded damages in the amount of US$ 122 million to AEP, to be increased by prejudgment interest. SEMNA appealed the damages awarded to AEP, while AEP filed an appeal requesting total damages of more than US$ 500 million. On January 26, 2005, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$ 50 million to

AEP by virtue of the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA has requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. SEMNA has recorded a provision related to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel (formerly Tractebel), concerning investments in Kazakhstan. SUEZ-Tractebel has filed an administrative law appeal against those claims. SUEZ-Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

On July 16, 2002, Statoil ASA and the consortium consisting of Tractebel Gas Engineering Belgium SA (TGE), Fabricom-GTI SA, and Entrepose Contracting SA concluded a construction (EPC) contract for the installation of a liquefied natural gas storage tank and importation facility at Hammersfest, Norway. During the construction phase, Statoil called for a number of modifications affecting the design and conditions for the installation of this facility. As Statoil had contested the request submitted by the consortium for the payment of additional costs and for an extension of the completion date, on December 17, 2004, TGE (acting on behalf of the consortium) brought legal action in the court of Stavanger in Norway. The parties will eandeavor to reach an out-of- court settlement through a mediation process arranged under the auspices of the court. The trial on the merits of the case is expected to restart in the event that such mediation fails.

Operations in the Netherlands are primarily financed by loans granted by the Group’s coordination center, Cosutrel. The Dutch tax authorities are currently reviewing whether the interest paid to Costurel, totaling €210 million at December 31, 2005, is deductible for tax purposes. In view of existing tax losses, a tax expense would arise for Electrabel if the authorities decide the interest is not deductible. However, Electrabel considers this scenario to be unlikely, and maintains that the position adopted by the Dutch tax authorities is unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Note 40

Subsequent events

On February 28, 2006, SUEZ and Gaz de France announced their intention to merge and submit the planned merger to their respective year-end extraordinary shareholders’ meetings for approval, following the various statutory and regulatory processes, including:

•	legislative changes, notably those allowing the French State to reduce its interest in Gaz de France to below the current ceiling of 70%;

•	notification of the operation to the European Commission and other competent authorities;

•	submission of the merger documents to the market authorities.

The merger of SUEZ into Gaz de France will be carried out following payment by SUEZ to its shareholders of: (i) an ordinary dividend of €1 per share (up 25%) at the Ordinary General Meeting of May 2006, and (ii) an extraordinary dividend of €1 per share at the Extraordinary General Meeting which will decide the merger. The exchange ratio in respect of the merger is one Gaz de France share per SUEZ share.

Note 41

List of the main consolidated companies as of december 31, 2005

		% interest		% control		Consolidation method
Company name	Corporate headquarters	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels - Belgium	98.6	50.1	98.6	50.0	IG	IG
ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 - 1000 Brussels - Belgium	27.1	32.1	27.5	64.0	EA	EA
ALP ENERGIA ITALIA	Via Tiziano 32, 20145 Milan, Italy	98.6	25.0	100.0	50.0	IG	EA
ELECTRABEL France	Le César, 20 Place Louis Pradel , 69001 Lyon, France	98.6	50.1	100,0	100,0	IG	IG
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Brussels - Belgium	94.5	48.0	95.8	95.8	IG	IG
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 98,6 - 9820 Merelbeke - Belgium	98.6	50.1	100.0	100.0	IG	IG
DUNAMENTI	Eronu Rt. C/o Electrabel Magyarorszàg Csenterics u. 8 2440 Szazhalombatta, Hungary	73.8	37.5	74.8	74.8	IG	IG
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	98.6	50.1	100.0	100.0	IG	IG
ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200, 10117 Berlin, Germany	98.6	50.0	100.0	100.0	IG	IG
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbrücken - Germany	50.3	25.5	51.0	51.0	IG	IG
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	98.6	50.1	100.0		IG	NC
POLANIEC	Elektrownia im. Tadeusza Kosciuski - Spolka Akcyjna w Polancu - Poland	98.6	50.1	100.0	100.0	IG	IG

(a) ownership interest in the ACEA/ELECTRABEL holding company

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

		% interest		% control		Consolidation method
Company name	Corporate headquarters	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	98.1	49.8	99.5	99.5	IG	IG
ACEA Electrabel group(a)	P. le Ostiense, 2, Rome, Italy	40.0	20.3	40.6	40.6	IP	IP
CASTELNOU	General Castanõs 4 - 3e planta, 28004 Madrid, Spain	98.6	50.1	100.0	100.0	IG	IG
“TIRRENO POWER SPA”	Largo Lamberto Loria, 3 Roma, Italy	34.5	17.5	35.0	35.0	IP	IP
COMPAGNIE NATIONALE	2, rue André Bonin
DU RHONE (CNR)	69 316 Lyon cedex 04 - France	49.3	25.0	49.9	49.9	EA	EA
SYNATOM	Place du Champ de Mars 5 - 1050 Brussels, Belgium	98.6	50.1	100.0	100.0	IG	IG
SHEM	Le César, 20 Place Louis Pradel , 69001 Lyon, France	78.9		80.0		IG	NC
DISTRIGAZ	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	57.2	67.7	IG	IG
DISTRIGAZ & Co	Rue de l’Industrie, 10 - 1000 Bruxelles - Belgium	57.2	57.2	100.0	100.0	IG	IG
FLUXYS	Avenue des Arts, 31 - 1040 Brussels - Belgium	57.2	57.2	57.2	67.7	IG	IG
FLUXYS LNG	Rue Guimard 4, 1040 Brussels, Belgium	60.2	59.4	100.0	98.6	IG	IG

(a) ownership interest in the ACEA/ELECTRABEL holding company

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

		% interest		% control		Consolidation method
Company name	Corporate headquarters	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004

SUEZ ENERGY INTERNATIONAL (SEI)

TRACTEBEL ENERGIA (formerly GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	68.7	78.3	68.7	78.3	IG	IG

COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, n°366 68,7 - Centro Florianopolis - Santa Catarina - Brazil	68.7	100.0	78.3	78.3	IG	IG

ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27, Peru	61.7	78.9	61.7	78.9	IG	IG

GLOW (THAILAND)	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	69.1	99.1	69.1	99.1	IG	IG

SUEZ LNG FINANCE SA	1st Floor, Chamber of Commerce Building Columbus Circle, Westmoorings Trinidad W.I. - Trinidad & Tobago	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

ELECTROANDINA	Isidora Goyenechea 3365, piso 7, Las Condes - Santiago - Chile	33.3	33.3	33.3	33.3	IG	IG

SUEZ LNG AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IP	IP

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul - Korea	75.0	75.0	75.0	75.0	IG	IG

COLBUN (b)	Av. Apoquindo 4775, Piso 11, 12 & 13, Las Condes - Santiago - Chile	19.0	29.2	32.5	50.0	EA	IP

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	IG	IG

TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9, C.P. 66000 Garcia Nuevo Leon - Mexico	100.0	100.0	100.0	100.0	IG	IG

(b)	The method of consolidation for Colbun has changed from proportional consolidaton to consolidation by the equity method (associate company), reflecting the reduction in the Group’s ownership interest following asset transfers carried out by one of Colbun’s shareholders.

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

		% interest		% control		Consolidation method
Company name	Corporate headquarters	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004

SUEZ ENERGY SERVICES (SES)
ELYO	235, av. Georges Clémenceau 92000 Nanterre - France	100.0	100.0	100.0	100.0	IG	IG

AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	IG	IG

CPCU	185, Rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	IG	IG

FABRICOM SA	254 Rue de Gatti de Gamond - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex - France	100.0	100.0	100.0	100.0	IG	IG

FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG

GTI GROUP	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100.0	100.0	100.0	100.0	IG	IG

INEO	2 allée Jacques Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	IG	IG

ENVIRONMENT

SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

LYONNAISE DES EAUX France	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison - France	100.0	100.0	100.0	100.0	IG	IG

AGBAR	Torre Agbar, Avenida Diagonal, 211, 08019 Barcelona - Spain	25.5	25.8	48.5	48.5	IP	IP

NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me - Durham - DH1 5FJ - United Kingdom		25.0		25.0	NC	EA

ITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, United Kingdom	100.0	100.0	100.0	100.0	IG	IG

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100.0	100.0	100.0	100.0	IG	IG

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

	Corporate headquarters	% interest		% control		Consolidation method
Company name		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004

SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem, Netherlands	100.0	100.0	100.0	100.0	IG	IG

SITA France	123, rue des 3 Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	IG	IG

SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	IG	IG

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago - Chile	7.4	20.8	48.5	51.2	IP	IP

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires - Argentina	46.3	46.3	39.9	39.9	IG	IG

LYDEC	20, boulevard Rachidi, Casablanca - Morocco	51.0	59.0	51.0	59.0	IG	IG

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - USA	100.0	100.0	100.0	100.0	IG	IG

OTHER

SUEZ SA	16 Rue de la Ville L’Evêque - 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

SUEZ-TRACTEBEL	Place du Trône, 1 - 1000- Brussels- Belgium	100.0	100.0	100.0	100.0	IG	IG

GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	IG	IG

SUEZ FINANCE SA	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	IG	IG

GENFINA	Place du trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG

SI FINANCES	68, Rue du Faubourg Saint-Honoré - 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

20.3  VERIFICATION OF YEARLY FINANCIAL

         HISTORICAL DATA

Statutory auditors’ report on the IFRS consolidated financial statements

To the shareholders,

In accordance with our appointment as statutory auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of SUEZ for the year ended December 31, 2005.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit. These financial statements have been prepared for the first time in accordance with IFRS, as adopted in the European Union. They include comparative information restated in accordance with the same standards in respect of financial year 2004, except for IAS 32 and IAS 39, which, in accordance with the option provided by IFRS 1, are only applied by the company as from January 1, 2005.

I. - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for the financial year give a true and fair view of the assets, liabilities, financial position and results of the consolidated group, in accordance with IFRS, as adopted in the European Union.

II - Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Accounting principles and methods

We have examined the accounting treatment used by the SUEZ Group, in particular, regarding the recording of concession contracts, the acquisition of minority interests, and the practical applications of the provisions of IAS 39 relating to the characterization of contracts regarding “normal activity”, fields that are not the subject of specific provisions or precisions under IFRS, as adopted in the European Union, and have ensured that Note 1 to the consolidated financial statements provides appropriate information in this regard.

Accounting estimates

As specified in Note 1 to the consolidated financial statements, the SUEZ Group is required to prepare estimates and to formulate assumptions in order to prepare its financial statements. This note also specifies that the future results of the operations concerned could vary from these estimates, depending on the assumptions or different situations. These significant accounting estimates concern goodwill, tangible and intangible assets, provisions and financial derivative instruments:

•

With respect to the aforementioned assets, we have examined the methods used to perform impairment tests, as well as the data and assumptions used. We have reviewed the calculations made by the Group and verified that Note 1 to the consolidated financial statements provides appropriate information.

•

As regards provisions, in particular, provisions for nuclear waste reprocessing and storage, dismantling obligations, litigation, and retirement and other employee benefits, we have assessed the bases on which these provisions have been recorded and verified that Notes 24, 25, and 39 to the consolidated financial statements provide appropriate information.

•

As regards the valuation of financial derivative instruments that are not listed on active markets, the Group uses internal models that are representative of market practices. Our work consisted in examining the system for controlling the models used, and to assess the data and assumptions used. We verified that Note 28 to the consolidated financial statements provides appropriate information.

These assessments were made as part of our audit approach for the consolidated financial statements taken as a whole and therefore contributed to the expression of our audit opinion expressed in the first part of this report.

III – Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group’s management report. We have no matters to report regarding its fair presentation and consistency with the consolidated financial statements.

Neuilly-sur-Seine, April 5, 2006

The Statutory Auditors
Barbier Frinault & Autres Ernst & Young		Deloitte & Associés

Christian Chochon		Jean-Paul Picard

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group’s management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

20.4 DIVIDEND DISTRIBUTION POLICY

Confident of the Group’s mid-term prospects, SUEZ’s Board of Directors decided to pursue its active distribution policy, which is consistent with the increase in net profit and offers a competitive return on investment.

Based on these prospects and the financial solidity of SUEZ, the Board of Directors decided to propose the distribution of a dividend of €1 per share for fiscal year 2005, representing an increase of:

•	25% over the non-adjusted dividend of €0.80 per share paid in respect of 2004; and

•	27% over this dividend as adjusted for detachment of the right to the cash capital increase in the fall of 2005 (€0.79).

Given the number of shares concerned (1,271,056,059, up 25% on last year), the total distribution will represent €1.27 billion (55% more than last year).

The February 25, 2006 meeting of the Board of Directors of SUEZ and the February 26, 2006 meeting of the Board of Directors of Gaz de France approved the principle of voluntarily merging the two groups.

Within the context of this merger, SUEZ would pay its shareholders an extraordinary dividend of €1 per share, amounting to €1.25 billion.

20.4.1 Dividends per share

Dividends over the last five years (after adjustment following the capital increase in cash of October 12, 2005, with retention of preferential subscription rights)

Fiscal year (in euros)	Net dividend *	Tax credit	Gross dividend
2000 (a)	0.65	0.33	0.98
2000 (b)	0.55	0.28	0.83
2001 (a)	0.70	0.35	1.05
2001 (b)	0.60	0.30	0.90
2002 (a)	0.70	0.35	1.05
2002 (b)	0.60	0.30	0.90
2003 (a)	0.70	0.35	1.05
2003 (b)	0.70	0.35	1.05
2004 (a)	0.79	-	0.79

(a)	Fully paid-up shares

(b)	Unpaid shares

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

20.5 LEGAL PROCEEDINGS AND ARBITRATIONS

Competition and industry concentration

Energy

A sector inquiry was launched into the gas and electricity markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets. Although the findings of the inquiry have yet to be published, it appears likely that at the outcome of the procedure, the European Commission will recommend either individual or structural measures (such as proposing a third liberalization directive). Since the Group is a major player in this sector, such measures would be certain to impact its activities. However, it is impossible to assess such impact at the present time.

In addition to the sector inquiry, the Commission has also initiated procedures in respect of Hungary and Poland. The Commission is currently reviewing certain long-term agreements, signed during the privatization of electricity-producing companies, in light of regulations governing state aid. The Group is indirectly involved in the procedures as a contracting party in Hungary (Dunamenti) and Poland (Polaniec).

The Commission is also reviewing gas supply contracts for industrial clients in Belgium with a view to determining whether the terms of the contracts agreed with Distrigas are of a market restrictive type in Belgium. Distrigas is cooperating fully with the relevant authorities on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the subsidiaries of Compagnie Générale des Eaux (Veolia) and Lyonnaise des Eaux France (SUEZ), with equal stakes in water distribution, created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, France’s highest court, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal that upheld the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries. Provisions are recorded for these claims and disputes when (i) a legal, contractual, or constructive obligation exists at the balance sheet date to a third party; (ii) it is probable that there will be an outflow of resources embodying economic benefits in order to settle the obligation, with no consideration; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €650 million at December 31, 2005.

In Manila in the Philippines, a debt and capital restructuring agreement for Maynilad was concluded in April 2005 between MWSS (the concession-granting authority), the shareholders, and the lending institutions. The key objectives of this agreement, which came into force in July 2005, and whose implementation is expected to extend over several years, are to restructure the debt, ensure the long-term viability of the company, and reduce SUEZ Group’s exposure.

In Brazil, on August 16, 2004, Vega Engenharia Ambiental, a subsidiary of SUEZ Environnement, received a notice from the Brazilian Federal Justice Department for an initial payment of BRL 1.5 billion (approximately €540 million), or a guarantee of payment. This notice – which was subsequently reduced by the authorities to BRL 0.3 billion(about €110 million) – came further to the Brazilian tax authorities’ inquiry into the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the SUEZ Group in 1997). On September 26, 2005, the Brazilian courts overturned the tax authorities’ decision without judging the merits of the case, thus leading to the termination of the Justice Department’s main proceedings, including the notice. As SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it is not exposed to any risks in connection with this matter and has not therefore recorded any related provisions.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Several legal disputes are currently in progress against the company, including those relating to the discharge of untreated waste water and the invoicing process. Provisions representing the best estimate of the Group’s risks in relation to this concession have been recorded at December 31, 2005, and a partial impairment loss has been recognized on assets resulting from the expected future valuation of this contract.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fé in Rosario and Aguas Cordobesas in Cordoba)launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

These procedures aim at obtaining indemnities to compensate for the investments made since the start of the concession and the losses incurred since the Argentine peso’s devaluation following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities have been initiated in each case, and those concerning Aguas Cordobesas are at an advanced stage. An agreement amending the original concession contract was thus signed by both parties on December 21, 2005 and was approved by the Provincial Congress on December 28, 2005. This agreement came into force on January 1, 2006, and provides inter alia for a new pricing policy, applicable from the same date. On February 24, 2005, Aguas Cordobesas was notified of the decision to suspend the implementation of the new pricing policy for 90 days while its terms are reviewed by the regulatory authorities.

For Aguas Argentina and Aguas Provinciales de Santa Fe, negotiations between the water concession holders and the concession-granting authorities continued in 2005, but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts, which would eliminate uncertainty as to future cash flows and the ability to continue as a going concern. Given this context as well as the resulting decline in the companies’ financial and operational performance, they have been forced to launch termination procedures in respect of their concession contracts.

The liquidation of Aguas Provinciales de Santa Fé was announced at the company’s annual general meeting held on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly aknowledging the transfer of the services back to the grantor, with effect from February 8, 2005.

In respect of Aguas Argentinas, the concession-granting authorities have rejected the termination request. Negotiations have begun with a view to selling European shareholders’ interests in Aguas Argentinas. Should these negotiations fail, the company could be forced to file for bankruptcy in the coming months.

ICSID arbitration procedures in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing.

The Group’s commitments to lenders (notably IFC, BID, and BEI BNP) and the performance bond issued to the Argentine government totaled approximately US$ 280 million at December 31, 2005. If the negotiations currently underway should fail, these guarantees could be triggered before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the provisions and impairment losses recorded to cover this risk since the end of 2001, this outcome would not have a material negative impact on consolidated net income.

In the United Kingdom, several claims have been made against Dégremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Dégremont Ltd’s individual contract amounts to GBP 2.6 million and concerns the design of part of the water treatment facility and delivery of certain equipment. Provisions recorded at December 31, 2005 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On August 8, 2005, Judge Harold Baer of the US District Court for the Southern District of New York issued his Opinion and Order in the matter of SUEZ Energy Marketing North America (SEMNA, formerly TEMI) v. AEP concerning the long-term Power Purchase and Sale Agreement (PPSA) concluded between the parties. SEMNA had claimed damages in excess of US$ 17 million and AEP brought a counterclaim for damages in excess of US$ 643 million. In his Opinion, Judge Baer awarded damages in the amount of US$ 122 million to AEP, to be increased by prejudgment interest. SEMNA appealed the damages awarded to AEP, while AEP filed an appeal requesting total damages of more than US$ 500 million. On January 26, 2005, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$ 50 million to AEP by virtue of the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA has requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to

AEP. SEMNA has recorded a provision related to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel (formerly Tractebel), concerning investments in Kazakhstan. SUEZ-Tractebel has filed an administrative law appeal against those claims. SUEZ-Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

On July 16, 2002, Statoil ASA and the consortium consisting of Tractebel Gas Engineering Belgium SA (TGE), Fabricom-GTI SA, and Entrepose Contracting SA concluded a construction (EPC) contract for the installation of a liquefied natural gas storage tank and importation facility at Hammersfest, Norway. During the construction phase, Statoil called for a number of modifications affecting the design and conditions for the installation of this facility. As Statoil had contested the request submitted by the consortium for the payment of additional costs and for an extension of the completion date, on December 17, 2004, TGE (acting on behalf of the consortium) brought legal action in the court of Stavanger in Norway. The parties will eandeavor to reach an out-of-court settlement through a mediation process arranged under the auspices of the court. The trial on the merits of the case is expected to restart in the event that such mediation fails.

Operations in the Netherlands are primarily financed by loans granted by the Group’s coordination center, Cosutrel. The Dutch tax authorities are currently reviewing whether the interest paid to Costurel, totaling €210 million at December 31, 2005, is deductible for tax purposes. In view of existing tax losses, a tax expense would arise for Electrabel if the authorities decide the interest is not deductible. However, Electrabel considers this scenario to be unlikely, and maintains that the position adopted by the Dutch tax authorities is unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Regulation

The Group is subject to energy, environmental and administrative laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the energy services and environmental business, which may include ethical issues, money laundering, privacy, record keeping, and anti-corruption practices. Furthermore, SUEZ cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy and environmental laws and regulations may materially affect the way in which the Group conducts its business, its products or services and the value of our assets. If the Group fails to address, or appear to fail to address, these changes or initiatives in an appropriate way, SUEZ’s reputation could be harmed and the Group could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite the Group’s best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The regulators and law enforcement have the power to bring administrative or judicial proceedings against the Group, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm the Group’s results of operations and financial condition.

For more information on regulation, see Sections 6.1.1.5.4, 6.1.1.6.5, 6.6.2 and 4.2.

20.6 SIGNIFICANT CHANGE IN THE FINANCIAL OR

        COMMERCIAL SITUATION

See Section 20 Note 40 “Subsequent Events”

21 ADDITIONAL INFORMATION

	Issued capital

	Share price highs and lows and trading volumes in SUEZ shares on Euronext Paris ADS price highs and lows and trading volumes on the New York Stock Exchange Potential capital

21.1	AMOUNT OF SUBSCRIBED CAPITAL		272

	21.1.1	Amount of subscribed capital	272

	21.1.2	Shares not representing share capital	274

	21.1.3	Treasury stock held by the issuer	279

	21.1.4	Amount of securities convertible, exchangeable or accompanied by equity warrants, with an indication of the terms and conditions for conversion, exchange or subscription	280

	21.1.5	Information on the conditions governing any right of purchase and/or any obligation related to the subscribed, unpaid capital, or any action aimed at increasing the share capital	281

	21.1.6	Information on the share capital of any member of the group that is under option or subject to a conditional or unconditional agreement providing that it be placed under option	281

	21.1.7	Changes in capital	281

21.2	INCORPORATION DOCUMENTS AND BYLAWS		284

	21.2.1	The Issuer’s corporate purpose	284

	21.2.2	Management and supervision	284

	21.2.3	Rights, privileges and restrictions attached to each class of shares	285

	21.2.4	Actions required to change rights	286

	21.2.5	Conditions governing the means for convening annual Shareholders’ Meetings and extraordinary Shareholders’ Meetings including the conditions for admission to such meetings	286

	21.2.6	Provision of the issuer’s incorporation documents, bylaws, a corporate charter or regulations that may have the effect of delaying, deferring or preventing a change in control	287

	21.2.7	Provision in the incorporation documents, bylaws, a corporate charter or a regulation setting the threshold above which any shareholding must be disclosed	287

	21.2.8	Changes in share capital	287

Issued capital

As of December 31, 2005, the share capital of the Company was €2,541,512,510 made up of 1,270,756,255 fully paid-up shares of €2 par value each.

SUEZ shares are listed on Euronext Paris, Euronext Brussels, and on the stock exchanges in Luxembourg and Zurich.

Since September 18, 2001, SUEZ shares are also listed on the New York Stock Exchange in the form of American Depositary Shares (ADS). Each ADS represents one SUEZ share.

SUEZ stock appears in all the major international stock indexes: CAC 40, BEL 20, Dow-Jones STOXX 50, Dow-Jones EURO STOXX 50, Euronext 100, FTSE Eurotop 100, FTSE Eurotop MSCI Europe and ASPI Eurozone.

Share price highs and lows and trading volumes in

SUEZ shares on Euronext Paris

	High (€)	Low (€)	Trading volume*	Capital(a) (in millions of euros)

2004
July	17.33	16.05	3,529,299	58,656
August	16.51	15.13	4,328,192	68,509
September	17.87	15.90	6,521,872	111,895
October	18.47	17.33	5,077,222	91,378
November	19.02	17.60	4,715,581	85,661
December	19.63	17.70	4,116,072	77,098
2005
January	20.69	18.77	5,462,707	107,333
February	21.90	19.92	5,300,963	110,958
March	21.17	20.00	5,578,611	113,225
April	21.62	20.35	5,059,748	106,052
May	22.18	21.02	6,628,027	143,392
June	22.95	21.65	5,030,589	112,063
July	22.89	21.50	4,636,325	104,149
August	25.12	21.95	7,667,470	182,689
September	24.44	22.85	9,642,316	225,716
October	24.41	21.62	6,424,130	148,036
November	24.47	21.66	6,544,921	153,783
December	27.05	24.09	5,619,283	142,682
2006
January	30.51	26.34	6,251,086	177,002
February	34.10	29.47	9,372,137	292,934

(a) Daily average.

(Source : Fininfo S.A.)

ADS price highs and lows and trading volumes on

the New York Stock Exchange

	High (US$)	Low (US$)	Trading volume(a)	Capital (a) (in millions OF US$)

2004
July	21.00	19.42	17,614	–
August	19.90	18.81	22,773	–
September	21.77	19.30	29,543	–
October	23.53	21.64	23,014	–
November	24.19	22.91	34,233	–
December	26.84	24.00	43,568	–
2005
January	27.25	24.70	43,835	–
February	28.43	26.29	37,874	–
March	27.81	26.21	26,586	–
April	27.95	26.37	23,400	–
May	27.88	26.51	42,438	–
June	28.25	28.25	30,577	–
July	27.80	27.80	25,705	–
August	30.87	26.96	33,683	–
September	30.72	28.40	52,343	–
October	29.36	26.48	42,124	–
November	28.99	26.25	37,057	–
December	32.05	28.60	41,752	–
2006
January	37.38	32.45	39,125	–
February	40.40	35.06	80,389	–

(a) Daily average.

(source : Fininfo S.A.)

Potential capital

The Company’s potential capital as of December 31, 2005 is 55,216,835 shares (+4.35%) that may result from the exercise of stock subscription options.

The tables relating to the various stock option plans are set out in Note 35 of Section 20).

21.1 AMOUNT OF SUBSCRIBED CAPITAL

The main transactions affecting the share capital in 2005 were as follows:

•	issuance of 4,560,940 shares following the exercise of stock subscription options;

•	issuance of 11,665,701 shares following the conversion of 2,234,680 January-February 1996 4% convertible bonds;

•	issuance of 115,044,247 shares in connection with the capital increase in cash with retention of preferential subscription rights;

•	issuance of 106,265,504 shares in connection with the combined public exchange-offering in cash and shares for Electrabel shares that are not yet owned by SUEZ and its subsidiaries;

•	issuance of 12,754,477 shares in connection with the capital increase reserved for Group employees (Spring 2005).

In all, 250,290,869 SUEZ shares were issued during the 2005 fiscal year;

•

issuance, on February 21, 2006, of 299,804 new shares, with dividend rights as of January 1, 2005, in exchange for the tendering of shares, following the completion of the condition precedent of the last legal entity (Intercommunale belge) taking part in the combined public exchange offering for Electrabel shares not yet owned by SUEZ and its subsidiaries.

Authorized capital not issued

Reso.	Purpose of the resolution	Period	Maximum amount	Amount utilized	Remaining balance

AUTHORIZATIONS GRANTED BY THE SHAREHOLDERS’ MEETING OF MAY 13, 2005

13th	Authorization to trade in the Company’s shares	18 months (as from May 13, 2005)	Max. purchase price: €36 Min. sale price: €16 Max. shareholding : 10% of the capital Aggregate amt. of acquisitions: < €3.6 billion	SUEZ held 0.97% of its capital as of December 31, 2005	9.03% of the capital

14th	Authorization to reduce share capital by canceling shares	18 months (as from May 13, 2005)	10% of share capital by 24-month period	None	Full authorized amount

15th	Capital increase with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA	1 year (as from May 13, 2005)	€30 million, i.e., 15 million shares (approx. 1.5% of the capital)	€8.2 million through the issuance of 4,124,769 shares, approx. 0.40% of the capital	1.1% of the capital

16th	Free grant of shares to employees	26 months (as from from May 13, 2005)	< 1% of the capital Can be deducted the 3% under the 18th resolution approved by the Shareholders’ meeting of April 27, 2004	Grant of 637,782 existing shares, i.e., 0.05% of the capital	0.95% of the capital

Reso.	Purpose of the resolution	Period	Maximum amount	Amount utilized	Remaining balance

AUTHORIZATIONS GRANTED BY THE SHAREHOLDERS’ MEETING OF APRIL 27, 2004

13th	Capital increase, through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts	26 months (as from April 27, 2004)	€700 million for shares* (representing a capital increase of 34%)	€230 million in connection with the cash in capital increase (1 new share for 9 old shares)
+€5 billion for debt securities*

€257 million i.e.,
14th	Capital increase, through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company, including in exchange for shares tendered in connection with a public exchange offering	26 months (as from April 17, 2004)	€700 million for shares* (representing a capital increase of 34%)	€213 million in connection with the combined public exchange offering for Electrabel	10.1% of the capital as of December 31,2005
+€5 billion for debt securities*

16th	Employee share issues Reserved for members of the SUEZ Group corporate savings plan	3 years (as from April 27, 2004)	3% of the capital	Issuance of 6,897,451 shares, i.e., 0.68% of the capital as of June 30, 2004 Issuance of 8,629,708 shares, i.e., 0.83% of the capital as of August 31, 2005	1.49% of the capital

18th	Stock subscription and purchase options for Group senior management executives and employees	38 months (as from April 27, 2004)	3% of the capital as of October 31, 2004	Allocation of 8,705,190 stock subscription options on November 17, 2004, i.e., 0.85% Allocation of 6,532,590 stock options on December 9, 2005, i.e., 0.52% of the capital as of December 1, 2005.	1.58% of the capital (incl. < 0.95% in the form of free shares)

*	These amounts may not be cumulated. They represent a common ceiling applicable to resolutions 13 and 14 of the April 27, 2004 Shareholders’ Meeting.

Reso.	Purpose of the resolution	Period	Maximum amount	Amount utilized	Remaining balance

AUTORIZATIONS GRANTED BY THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2001

29th	Authorization to issue bonds and debt securities	5 years (as from May 4, 2001)	€7 billion

€231 million for the

2001/2003 1% bond

issue optionally

exchangeable for

Vinci shares

redeemed on

November 22, 2003

€500 million for the

2001/20033-month

Euribor bond issue

redeemed on June

27, 2003

€1.19 billion for the

2003/2006 4.5% bond

issue mandatorily

exchangeable for

Fortis Units This bond

issue was subject to

early redemption as

of June 30, 2005

representing a total

utilization of €1.92

billion

€5.08 billion(1)

	+Bonds that may result from the exercise of warrants or other securities		+ €3.5 billion	None	+ €3.5 billion

(1)

The Order of June 24, 2004, amending Article L. 228-40 of the French Commercial Code, granted authority to the Board of Directors, unless the bylaws provide otherwise, to decide or authorize bond issues. Following this Order, at its meeting of September 7, 2005, the Board of Directors of SUEZ had adopted, as a precautionary measure, a decision enabling bond issues to be made. On March 8, 2006, the Board of Directors cancelled and replaced the previous authorization, under the same conditions. This in fact involves sub- delegation of authority (in part and valid only for simple bonds) in favor of the Chairman and Chief Executive Officer:

Purpose of the resolution – Issuance of simple bonds	Period	Maximum amount	Amount utilized	Remaining balance

Issuance of simple bonds	1 year	€5 billion	None

21.1.2 Shares not representing share capital

None.

Securities not representing an interest in the share capital

October and December 1999 SUEZ 5.875% bond issue

On October 13, 1999, SUEZ privately placed bonds with an initial tranche of €1,250 million, followed in December 1999 by an additional tranche of €150 million, under the following terms and conditions:

First tranche
Issue amount:	€1,250 million made up of 1,250,000 bonds of €1,000 nominal value each
Issue price:	101.045% of the par value
Issue and settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	At par, in full, on October 13, 2009
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	10 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Stock exchange listing:	Euronext Paris
ISIN code:	FR 0000495848
Second tranche
Issue amount:	€1,500 million made up of 150,000 bonds of €1,000 nominal value each
Issue price:	100.813% of the nominal value
Issue & settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	At par, in full, on October 13, 2009
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	10 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Stock exchange listing:	Euronext Paris
ISIN code:	FR 0000495848
Repurchases and cancellations made by SUEZ with regard to both tranches:	15,000 bonds in 2003 and 164,352 bonds in 2004
Number of bonds outstanding as of December 31, 2005:	1,220,648

2000/2007 SUEZ 6.25% bond issue

At the beginning of November 2000, SUEZ launched a €500 million bond issue, made up of 50,000 bonds of €10,000 nominal value, under the following terms and conditions:

Issue price:	100% of the par value
Issue and settlement date:	November 2, 2000
Interest:	6.25% per annum payable on November 2 of each year and for the first time on November 2, 2001
Redemption:	At par, in full, on November 2, 2007
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	7 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Assimilation:	The issuer reserves the right to issue new bonds comparable to the existing bonds and with the same terms and conditions.
Stock exchange listing:	Euronext Paris
ISIN code:	FR 0000483430
Repurchases and cancellations made by SUEZ:	2,605 bonds in 2005
Number of bonds outstanding as of December 31, 2005:	47,395

These issues are guaranteed by GIE SUEZ Alliance.

Bond issues by GIE SUEZ Alliance

GIE SUEZ Alliance, created in November 2001, is the Group’s preferred financing vehicle in the financial and bond markets. It comprised eight members as of December 31, 2005 (SUEZ, SUEZ Finance, SUEZ-Tractabel, Elyo, Ondeo, Lyonnaise des Eaux France, SUEZ Environnement and SITA France).

GIE SUEZ Alliance made:

•	two bond issues in 2002, one of which (the 2002/2003 floating rate bond) matured on October 27, 2003;

•	one bond issue in 2003 amounting to €3 billion, divided into 3 tranches (of 7-year, 12-year and 20-year bonds).

The main characteristics of the outstanding bond issues are as follows:

2002/2009 GIE SUEZ Alliance 5.50% bond issue

In February 2002, GIE SUEZ Alliance launched a €1,250 million bond issue made up of 1,250,000 bonds of €1,000 par value, under the following terms and conditions:

Issue price:	€1,000 million: 99.731% of the nominal value, payable in full on the settlement date
€250,000,000: 98.704% of the nominal value, payable in full on the settlement date
Issue and settlement date:	February 20, 2002
Interest:	5.50% per annum payable in arrears on February 20 each year and for the first time on February 20, 2003
Redemption:	At par, in full, on February 20, 2009
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	7 years
Repurchase:	Bonds may be repurchased on the stock market. All bonds repurchased will be cancelled.
Stock exchange listing:	Luxembourg Stock Exchange
ISIN code:	FR 0000488207

As of December 31, 2005, none of the bonds from this issue had been repurchased by GIE SUEZ Alliance.

2003/2023 GIE SUEZ Alliance 3-tranche bond issue

In June 2003, GIE SUEZ Alliance launched a €3 billion bond issue (in 3 tranches) made up of bonds of €1,000 nominal value each under the following terms and conditions:

First tranche (7 years) (2003-2010)
Issue price:	€1,250 million: 99.467% of the nominal value, payable in full on the settlement date
Issue and settlement date:	June 24, 2003
Interest:	4.25% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption:	At par, in full, on June 24, 2010
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	7 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Stock exchange listing:	Luxembourg Stock Exchange
ISIN code:	FR 0000475733
Second tranche (12 years) (2003-2015)
Issue price:	€750 million: 99.583% of the nominal value for €500 million and 101.744% of the nominal value for €250 million payable in full on the settlement date
Issue and settlement date:	June 24, 2003
Interest:	5.125% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption:	At par, in full, on June 24, 2015
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	12 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Stock exchange listing:	Luxembourg Stock Exchange
ISIN code:	FR 0000475741
Third tranche (20 years) (2003-2023)
Issue price:	€1,000 million: 99.446% of the nominal value, payable in full on the settlement date
Issue and settlement date:	June 24, 2003
Interest:	5.75% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption:	At par, in full, on June 24, 2023
Early redemption:	In the event of a change in the tax treatment applicable to bonds
Term:	20 years
Repurchase:	Bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled.
Stock exchange listing:	Luxembourg Stock Exchange
ISIN code:	FR 0000475758

As of December 31, 2005, none of the bonds from this issue had been repurchased by GIE SUEZ Alliance.

A list of the issues made by SUEZ of bonds exchangeable for shares is set out in Note27.4of Section20.

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a €2 billion Euro Medium Term Notes program. In June 2002, GIE SUEZ Alliance was added to SUEZ and SUEZ Finance as an additional issuer under this program.

In October 2003, the amount of the program totaled €5 billion.

During 2005, neither SUEZ Finance nor GIE SUEZ Alliance made any further issues. As of December 31, 2005, the outstanding amount under these bond issues stood at €400 million.

Treasury Notes

The SUEZ Finance treasury note program, guaranteed by GIE SUEZ Alliance since May 2002, amounts to €2,521 million as of December 31, 2005.

SUEZ Finance increased the outstanding amount under this program to €1,324 million as of December 31, 2005.

21.1.3 Treasury stock held by the issuer

Treasury stock as of December 31, 2005

The thirteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 authorized the Company to trade in its own shares for equity management purposes, subject to the terms and conditions of applicable laws and regulations.

(Prospectus approved by the AMF on April 13, 2005 – Approval No. 05-256)

Conditions:	maximum purchase price:	€36
	minimum sale price:	€16
	maximum shareholding:	10% of share capital
	aggregate amount of acquisitions:	€3.6 billion

A liquidity agreement for €40 million for a period of one year, subject to automatic renewal, was entered into in December 2004 with Rothschild and Cie Banque and renewed in December 2005. The main purpose of this agreement was to reduce the volatility of SUEZ shares and thus the risk perceived by investors. The agreement complies with the Code of Conduct of the AFEI (French Association of Investment Firms).

Between the Shareholders’ Meeting held on May 13, 2005 and December 31, 2005, the Company purchased 3,439,203 of its own shares for a total amount of €79.7 million and a price per share of €23.19, and sold 3,188,203 shares for a total amount of €74.3 million and a price per share of €23.29.

As of December 31, 2005, the Company held 12.3 million of its own shares, representing 0.97% of the share capital.

Between January 1 and February 28, 2006, the Company purchased 2,209,279 of its own shares for a total amount of €66.1 million and a price per share of €29.91 and sold 2,180,279 shares for a total amount of €64.5 million and a price per share of €29.58.

Description of the stock repurchase program submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting convened on May 5, 2006 (6th resolution)

The purpose of this overview of the program is to describe, as provided for in Articles 241-1 to 241-6 of the AMF General Regulations, the objectives and terms and conditions of the program for repurchase by SUEZ of its own shares that will be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting on May 5, 2006.

A. Main characteristics of the program

The main potential characteristics of this program are set out below:

•	securities concerned: shares listed on Eurolist – SRD with the Euronext Paris, or Eurolist with the Brussels Stock Exchange;

•	maximum percentage of the capital authorized by the Shareholders’ Meeting for repurchase: 10%;

•	maximum authorized unit purchase price: €40.

B. Objectives of the stock repurchase program

The objectives pursued by SUEZ in connection with this stock repurchase program are as follows:

•	enabling an investment services provider to stabilize the share price under liquidity agreements;

•	the subsequent cancellation of the shares as part of a reduction of share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•	granting or selling them to employees or former employees of the Group, or implementing stock option plans;

•	keeping them or subsequently using them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•

using them to cover issued securities which carry with them rights to shares in the Company, by means of allocating shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

C. Terms and conditions

1. Maximum number of shares that may be purchased and maximum amount payable by SUEZ

The maximum number of shares purchased by SUEZ may not exceed 10% of the Company’s share capital estimated as of the date of the Shareholders’ Meeting, namely approximately 127.1 million shares, for a maximum theoretical amount of €5 billion. SUEZ reserves the right to use the entire amount of the authorized program.

As of February 28, 2006, SUEZ directly held 11.8 million shares, i.e., 0.9% of the share capital.

Accordingly, on the basis of the estimated share capital as of the date of the Shareholders’ Meeting, the repurchase of stock may relate to 115.3 million shares, representing 9.1% of the capital, or a maximum amount payable of €4.6 billion.

2. Duration of the stock repurchase program

The stock repurchase program will be carried out, in accordance with the sixth resolution of the Shareholders’ Meeting of May 5, 2006, over a period of 18 months as from the date of the Shareholders’ Meeting that is until November 5, 2008.

21.1.4	Amount of securities convertible, exchangeable or accompanied by equity warrants, with an indication of the terms and conditions for conversion, exchange or subscription

January-February 1996 4% convertible bonds

In February 1996, Lyonnaise des Eaux had issued convertible bonds for an amount of €525,949,158.25 divided into €6,634,616 bonds with a nominal value of 79.27.

In accordance with the conditions of the share issue, SUEZ decided on the early redemption of all the outstanding bonds as of May 11, 2005, at a price of €94.65 per bond, plus the accrued coupon since January 1, 2005, i.e., a total amount of €95.78 per bond.

Between May 11 and August 11, 2005, bondholders had the possibility:

•	either to obtain redemption of their bonds;

•	or to request the conversion of their bonds into shares on the basis of 5.22 shares for 1 bond.

From January 1 to August 11, 2005, 2,234,680 bonds were converted, leading to the issuance of 11,665,701 shares and 358,441 bonds were redeemed in cash.

On August 12, 2005, this bond issue which was redeemed in full.

21.1.5	Information on the conditions governing any right of purchase and/or any obligation related to the subscribed, unpaid capital, or any action aimed at increasing the share capital

None.

21.1.6	Information on the share capital of any member of the group that is under option or subject to a conditional or unconditional agreement providing that it be placed under option

Not applicable.

21.1.7	Changes in share capital

Year	Capital increase	Number of shares		Share capital	Number of shares
		Par value (in €) paid-in capital (in €)	Additional (in €thousands)
12/31/2000				2,042,657	204,265,717
05/15/2001	Five for one share split			2,042,657	1,021,328,585
	Issuance of 495,050 shares with a €2 par value each y conversion of 99,010 January-February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635

	Issuance of 246,015 shares with a €2 par value each by the exercise of stock subscription options	492,030	3,061,066	2,044,139	1,022,069,650

	Issuance of 1,590,315 shares with a €2 par value	3,180,630	28,358,497	2,047,320	1,023,659,965
06/30/2001	each by the exercise of Northumbrian Water Group equity warrants			2,047,320	1,023,659,965
	Issuance of 1,791,550 shares with a €2 par value each by conversion of 358,310 January-February 19964% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515

	Issuance of 829,450 shares with a €2 par value each by the exercise of stock subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965
12/31/2001				2,052,562	1,026,280,965
	Issuance of 598,870 shares with a €2 par value each by conversion of 119,774 January-February 1996 4% convertible bonds	1,197,740	8,296,745	2,053,760	1,026,879,835
	Issuance of 153,095 shares with a €2 par value each by the exercise of stock subscription options	306,190	1,928,490	2,054,066	1,027,032,930

	Capital increase	Number of shares		Share capital	Number of shares
Year		Par value (in €) paid-in capital (in €)	Additional (in €thousands)
06/30/2002				2,054,066	1,027,032,930
	Issuance of 12,487,034 shares with a €2 par value each through a share issue reserved for Group employees(Spring 2002 program)	24,974,068	239,338,303	2,079,040	1,039,519,964

	Cancellation effective December 31, 2002, of 32,373,156 treasury shares	64,746,312	767,578,589	2,014,294	1,007,146,808

	Issuance of 182,215 shares with a €2 par value each by conversion of 36,443 January-February 1996 4% convertible bonds	364,430	2,524,407	2,014,658	1,007,329,023

	Issuance of 93,380 shares with a €2 par value each by the exercise of stock subscription options	186,760	1,207,730	2,014,845	1,007,422,403

Year	Capital increase	Number of shares		Share capital d’euros)	Number of shares
		Par value (in €) paid-in capital (in €)	Additional (in €thousands)
12/31/2002				2,014,845	1,007,422,403
	Issuance of 2,300 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	4,600	31,864.20	2,014,849	1,007,424,703

	Issuance of 199,603 shares with a €2 par value each by the exercise of stock subscription options	399,206	2,600,654.20	2,015,249	1,007,624,306
06/30/2003				2,015,249	1,007,624,306
	Issuance of 55,500 shares with a €2 par value each by the exercise of stock subscription options	111,000	660,450.00	2,015,360	1,007,679,806
12/31/2003				2,015,360	1,007,679,806
	Issuance of 2,392 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	4,784	31,442.39	2,015,364	1,007,682,198

	Issuance of 360,241 shares with a €2 par value each by the exercise of stock subscription options			2,016,085	1,008,042,439
06/30/2004				2,016,085	1,008,042,439
	Issuance of 11,996,123 shares with a €2 par value each through a share issue reserved for Group employees (Spring 2004 program)	23,992,246	150,071,498.73	2,040,081	1,020,038,562

	Issuance of 1,830 shares with a €2 par value each by conversion of January-February 1996 4% convertible bonds	3,660	24,235.90	2,040,081	1,020,040,392

Year	Capital increase	Number of shares		Share capital d’euros)	Number of shares
		Par value (in €) paid-in capital (in €)	Additional (in €thousands)

	Issuance of 424,994 shares with a €2 par value each by the exercise of stock subscription options	849,988	5,283,550.31	2,040,931	1,020,465,386
12/31/2004				2,040,931	1,020,465,386
	Issuance of 4,560,940 shares with a €2 par value each by the exercise of stock subscription options	9,121,880	66,919,292.67	2,050,053	1,025,026,326

	Issuance of 11,665,701 shares with a €2 par value via the conversion and early redemption of January-February 1996 4% convertible bonds	23,331,402	153,826,532.98	2,073,384	1,036,692,027

	Issuance of 115,044,247 shares with a €2 par value via the cash share issue with retention of the preferential subscription rights	230,088,494	2,104,814,310.18	2,303,473	1,151,736,274

	Issuance of 106,265,504 shares with a €2 par value following the combined purchase and exchange offering with regard to the Electrabel shares not yet owned	212,531,008	2,202,536,946.72	2,516,004	1,258,001,778

	Issuance of 12,754,477 shares with a €2 par value each through a share issue reserved for Group employees (Spring 2005 program)	25,508,954	199,218,071.97	2,541,513	1,270,756,255

Year	Capital increase	Number of shares		Share capital d’euros)	Number of shares
		Par value (in €) paid-in capital (in €)	Additional (in €thousands)
12/31/2005				2,541,513	1,270,756,255
02/21/2006	Issuance of 299,804 shares with a €2 par value, with dividend rights as from January 1, 2005 following the combined purchase and exchange offering with regard to the Electrabel shares not yet owned	599,608	6,199,946.72	2,542,112	1,271,056,059

21.2 INCORPORATION DOCUMENTS AND BYLAWS

21.2.1 The issuer’s corporate purpose (Article 3 of the bylaws)

The corporate purpose of the Company is the management and development of its current and future assets, in all countries and by all means and, in particular:

a)

obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures;

b)

obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c)

the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of these projects and works;

d)

the acquisition of any and all investments through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created;

e)	obtaining, purchasing, assigning, conceding and operating all patents, licenses and processes;

f)

and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

21.2.2 Management and supervision

The Company is managed by the Board of Directors. The powers of the Board of Directors were changed at the time of the Shareholders’ Meeting of Shareholders held on April 26, 2002, in accordance with the new Act of May 15, 2001 on the new economic regulations (the “NRE Act”).

The term of office of Directors is four years. When a Director is appointed to replace another Director whose term of office has expired, he may only be appointed for the remainder of his predecessor’s term of office. Subject to the case of termination of the employment contract, where the Director is an employee, or subject to the cases of resignation, dismissal or death, the Director’s term of office expires at the end of the Annual Shareholders’ Meeting that takes place during the year in which the Director’s term of office expires.

Chairman. The Board of Directors elects from among its members a Chairman and, where applicable, one or more Vice-Chairman. The Chairman will cease to perform his duties at the latest at the end of the Shareholders’ Meeting that takes place during the year in which the Chairman reaches 65 years of age. The Board of Directors is empowered, at the next Shareholders’ Meeting, on one or more occasions, to extend this age limit by a maximum of five years. The Chairman represents the Board of Directors. He organizes and directs the Board’s business activities, on which he reports at Shareholders’ Meetings. He ensures that the Company’s management bodies function smoothly and ensures, in particular, that the Directors are in a position to perform their duties.

Decisions by the Board of Directors. Notice of Board meetings is sent to Directors by the Chairman or, where applicable, the Vice-Chairman. If no Board meeting is convened for over two months, at least one-third of the Directors are empowered to ask the Chairman to convene a meeting in order to handle the specific matters included on the agenda. The Chairman and Chief Executive Officer is also empowered to ask the Chairman to convene a Board meeting in order to discuss specific matters included on the agenda. Decisions are taken in accordance with the quorum and majority rules provided for by law. In the event of a tie in the voting, the Chairman will have the casting vote.

Regulated related-party agreements. Any agreement entered into between SUEZ and one of the members of its Board of Directors that does not fall in connection with the Company’s day-to-day management must mandatorily receive the prior authorization of the Board of Directors. This authorization is also required with regard to agreements entered into between SUEZ and another Company, when one of the members of the Board of Directors is the owner, managing partner, manager, Director, Chief Executive Officer or member of the Management Board or Supervisory Board of the other Company. Furthermore, any agreement entered into between SUEZ and any shareholder holding more than 10% of the voting rights or, in the case of a legal entity, a Company controlling the other Company in accordance with Article L. 233-3 of the French Commercial Code, will be subject to the same authorization procedure. The Director, senior management executive or Company concerned are required to a) inform the Board of Directors of such agreement and b) obtain its consent. The Chairman of the Board of Directors must inform the Statutory Auditors of the existence of the agreement and the Shareholders’ Meeting will then have to vote on the basis of a special report drawn up by the Statutory Auditors with regard to the agreement. In the event that the Shareholders’ Meeting refuses to approve the agreement, such agreement will nevertheless be enforceable against third parties, but the Director will be held liable with regard to the Company for any loss that the Company might incur as a result of such agreement. The party that has entered into the agreement may neither take part in the vote of the Board of Directors nor that of the Shareholders’ Meeting. Furthermore, the shares held by the party to the agreement will not be taken into account when calculating the quorum and majority.

Directors’ compensation. The total compensation of the Board of Directors is set at the Shareholders’ Meeting. The Board of Directors will allocate such compensation between its members. The Board is empowered to award extra compensation to certain of its members in respect of the tasks or assignments entrusted to them.

Age limit for Directors. The number of Directors who have reached 70 years of age may not exceed one-third of the total number of Directors in office at any time. Where the number of Directors is not a multiple of three, the result is rounded off.

21.2.3	Rights, privileges and restrictions attached to each class of shares

Attendance at Shareholders’ Meetings (Article 22 of the bylaws)

All shareholders, irrespective of the number of shares they hold, are entitled to attend meetings in person or be represented by a proxy holder, subject to proof of their identity and the number of shares held, either through their registration or the filing, at the locations specified in the notice of meeting, of a certificate from the authorized broker stating that the shares held in the shareholder’s account will remain non-transferable up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the Shareholders’ Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the Shareholders’ Meeting is convened, take part in the Shareholders’ Meeting by video conference or via electronic telecommunications or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating the quorum and majority.

Shareholders’ Meetings, duly called and held, represent all shareholders.

All shareholders are bound by the decisions of Shareholders’ Meetings made in accordance with applicable laws and the bylaws.

Voting rights (Article 24 of the bylaws)

Single voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent. Each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary Shareholders’ Meetings.

All shareholders can vote by mail, in accordance with the terms, conditions and procedures of applicable law.

Double voting rights

Double voting rights are attributed, in proportion to the percentage of share capital they represent, to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of earnings, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted free to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of an inheritance or family gift.

Double voting rights can only be cancelled:

•	by a decision taken at an Extraordinary Shareholders’ Meeting by all the shareholders with a view to amending the bylaws;

•	subject to the ratification of such decision by the Special Meeting of shareholders that hold double voting rights, which must approve this cancellation by a two-thirds majority.

As of December 31, 2005, after deduction of treasury stock, the Company had 125,984,487 shares carrying double voting rights.

21.2.4 Actions required to change shareholders’ rights

Any amendment to the bylaws, that define the rights attached to the SUEZ shares, must be approved by a two-thirds majority at the Extraordinary Shareholders’ Meeting. The Extraordinary Shareholders’ Meeting may not provide for any increase in the obligations of shareholders, except in the event of merger of two different classes of shares. However, a decision of any kind involving an amendment of the rights attached to a class of shares may only become final and binding if it is ratified by a two-thirds majority at a Special Shareholders’ Meeting for the class of shares concerned.

21.2.5	Conditions governing the means for convening annual Shareholders’ Meetings and extraordinary Shareholders’ Meetings, including the conditions for admission to such meetings

Notice of Meetings (Articles 22 and 23 of the bylaws)

Shareholders’ Meetings are considered to be “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

Shareholders’ Meetings are convened and conducted in accordance with the terms and conditions of French law.

Meetings are held at the corporate headquarters or any other location within the department of the corporate headquarters.

Shareholders’ Meetings are chaired by the Chairman of the Board of Directors, or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, a Director specially appointed for this purpose by the Board of Directors. Failing all of the above, the Shareholders’ Meeting can elect its own Chairman.

Minutes of Shareholders’ Meetings are prepared and copies thereof are certified and filed in accordance with French law.

Attendance at Shareholders’ Meetings (Article 22 of the bylaws)

All shareholders, irrespective of the number of shares they hold, are entitled to attend meetings personally or be represented by a proxy holder, subject to proof of their identity and the number of shares held, either through their registration or the filing, at the locations specified in the notice of meeting, of a certificate from the authorized broker stating that the shares held in the shareholder’s account will remain non-transferable up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the Shareholders’ Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the Shareholders’ Meeting is convened, take part in the Shareholders’ Meeting by video conference or via electronic telecommunications or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating the quorum and majority.

Shareholders’ Meetings, duly called and held, represent all shareholders.

All shareholders are bound by the decisions of Shareholders’ Meetings made in accordance with applicable laws and the bylaws.

21.2.6	Provision of the issuer’s incorporation documents, bylaws, a corporate charter or regulations that may have the effect of delaying, deferring or preventing a change in control

The bylaws do not contain any provision that could have the effect of delaying, deferring or impeding a change in our management.

21.2.7	Provision in the incorporation documents, bylaws, a corporate charter or a regulation setting the threshold above which any shareholding must be disclosed

Notices that Must be Made to the Company (Article 7 of the Bylaws)

All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered letter with return receipt requested, within 15 days from the date on which one of these thresholds is crossed, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirements results in rescission of the voting rights attached to those shares relating to the unreported fraction at all Shareholders’ Meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 5% of the share capital of the Company. This request is recorded in the minutes of the Shareholders’ Meeting.

21.2.8 Changes in share capital

Any change in the share capital or rights conferred by shares must be made in accordance with Section II of the bylaws. Capital increases may only be authorized by shareholders at an Extraordinary Shareholders’ Meeting, upon presentation of a report by the Board of Directors.

Where the Company’s capital is increased by the capitalization of reserves, earnings or additional paid-in capital, the Shareholders’ Meeting must vote in accordance with the quorum and majority requirements applicable to Ordinary Shareholders’ Meetings.

22	MATERIAL CONTRACTS

See Section 10 “Clash flow and share capital” and Section 20, Note 3 relating to financial information

23	INFORMATION FROM THIRD PARTIES,
STATEMENTS MADE BY EXPERTS AND
DECLARATIONS OF INTEREST

NA.

24	DOCUMENTS ACCESSIBLES TO THE PUBLIC

24.1	CONSULTATION OF DOCUMENTS
24.2	CORPORATE COMMUNICATIONS

24.1 CONSULTATION OF DOCUMENTS

The documents relating to SUEZ that must be made available to the public (the bylaws, reports, historical financial information of SUEZ and its subsidiaries included or referred to in this Reference Document and those relating to each of the two fiscal years prior to the filing of this Reference Document) may be consulted throughout the entire validity period at the corporate headquarters of SUEZ (16, rue de la Ville l’Evêque, 75008 PARIS). These documents may also be obtained in electronic format on the SUEZ site (www.suez.com) and, for certain of them, on the site of the Autorité des marchés financiers (www.amf-france.org).

24.2 CORPORATE COMMUNICATIONS

Valérie Bernis

Executive Vice-President in charge of Communications

Telephone: 33 (0)1 40 06 67 72

Address: 16, rue de la Ville l’Evêque 75008 Paris, France

Site Internet: www.suez.com.

The SUEZ Reference Document is translated into English, Spanish and Dutch.

Tentative Financial Reporting schedule

Presentation of the Company’s financial statements	March 9, 2006
Presentation of first quarter revenues for 2006	May 4, 2006
Shareholders’ Meeting	May 5, 2006
Presentation of half year revenues for 2006	August 1, 2006
Presentation of half year earnings for 2006	September 7, 2006
Presentation of third quarter revenue for 2006	October 30, 2006

25	INFORMATION ON INVESTMENTS

Information on the Electrabel Group

The Electrabel group had total equity of €9,173 million at December 31, 2005, while net income for the year amounted to €2,083 million.

The value of the Electrabel shares held by SUEZ was €17,592 million at December 31, 2005.

Dividends received from the Electrabel group amounted to €433 million in 2005.

List of main consolidated companies at December 31,

2005

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004

SUEZ ENERGY EUROPE (SEE)

ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels - Belgium	98.6	50.1	98.6	50.0	IG	IG

ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 - 1000 Brussels - Belgium	27.1	32.1	27.5	64.0	EA	EA

ALP ENERGIA ITALIA	Via Tiziano 32, 20145 Milan, Italy	98.6	25.0	100.0	50.0	IG	EA

ELECTRABEL France	Le César, 20 Place Louis Pradel, 69001 Lyon, France	98.6	50.1	100,0	100,0	IG	IG

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Brussels - Belgium	94.5	48.0	95.8	95.8	IG	IG

ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 - 9820 Merelbeke - Belgium	98.6	50.1	100.0	100.0	IG	IG

DUNAMENTI	Eronu Rt. C/o Electrabel Magyarorszàg Csenterics u. 8 2440 Szazhalombatta,Hungary	73.8	37.5	74.8	74.8	IG	IG

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	98.6	50.1	100.0	100.0	IG	IG

ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200, 10117 Berlin, Germany	98.6	50.0	100.0	100.0	IG	IG

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbrücken - Germany	50.3	25.5	51.0	51.0	IG	IG

ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	98.6		100.0		IG	NC

POLANIEC	Elektrownia im. Tadeusza Kosciuski - Spolka Akcyjna w Polancu - Poland	98.6	50.1	100.0	100.0	IG	IG

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	98.1	49.8	99.5	99.5	IG	IG

ACEA Electrabel group (a)	P. le Ostiense, 2, Rome, Italy	40.0	20.3	40.6	40.6	IP	IP

CASTELNOU	General Castanõs 4 - 3e planta, 28004 Madrid, Spain	98.6	50.1	100.0	100.0	IG	IG

“TIRRENO POWER SPA”	Largo Lamberto Loria, 3 Roma, Italy	34.5	17.5	35.0	35.0	IP	IP

COMPAGNIE NATIONALE DU RHONE (CNR)	“2, rue André Bonin 69 316 Lyon cedex 04 – France”	49.3	25.0	49.9	49.9	EA	EA

SYNATOM	Place du Champ de Mars 5 - 1050 Brussels, Belgium	98.6	50.1	100.0	100.0	IG	IG

(a)	ownership interest in the ACEA/ELECTRABEL holding company

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

	Corporate headquarters	% interest		% control		Consolidation method
Company name		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004

SHEM	Le César, 20 Place Louis Pradel, 69001 Lyon, France	78.9		80.0		IG	NC

DISTRIGAZ	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	57.2	67.7	IG	IG

DISTRIGAZ & Co	Rue de l’Industrie, 10 - 1000 Bruxelles - Belgium	57.2	57.2	100.0	100.0	IG	IG

FLUXYS	Avenue des Arts, 31 - 1040 Brussels - Belgium	57.2	57.2	57.2	67.7	IG	IG

FLUXYS LNG	Rue Guimard 4, 1040 Brussels, Belgium	60.2	59.4	100.0	98.6	IG	IG
SUEZ ENERGY INTERNATIONAL (SEI)

TRACTEBEL ENERGIA (formerly GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	68.7	78.3	68.7	78.3	IG	IG

COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, n°366 - Centro Florianopolis - Santa Catarina - Brazil	68.7	78.3	100.0	78.3	IG	IG

ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27, Peru	61.7	78.9	61.7	78.9	IG	IG

GLOW (THAILAND)	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	69.1	99.1	69.1	99.1	IG	IG

SUEZ LNG FINANCE SA	1st Floor, Chamber of Commerce Building Columbus Circle, Westmoorings Trinidad W.I. - Trinidad & Tobago	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IG	IG

ELECTROANDINA	Isidora Goyenechea 3365, piso 7, Las Condes - Santiago - Chile	33.3	33.3	33.3	33.3	IG	IP

SUEZ LNG AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	IP	IG

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul - Korea	75.0	75.0	75.0	75.0	IG	IG

COLBUN (b)	Av. Apoquindo 4775, Piso 11, 12 & 13, Las Condes - Santiago - Chile	19.0	29.2	32.5	50.0	EA	IP

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	IG	IG

(b)

The method of consolidation for Colbun has changed from proportional consolidaton to consolidation by the equity method (associate company), reflecting the reduction in the Group’s ownership interest following asset transfers carried out by one of Colbun’s shareholders.

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9, C.P. 66000 Garcia Nuevo Leon - Mexico	100.0	100.0	100.0	100.0	IG	IG
SUEZ ENERGY SERVICES (SES)

ELYO	235, av. Georges Clémenceau 92000 Nanterre – France	100.0	100.0	100.0	100.0	IG	IG

AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	IG	IG

CPCU	185, Rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	IG	IG

FABRICOM SA	254 Rue de Gatti de Gamond - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex - France	100.0	100.0	100.0	100.0	IG	IG

FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	IG	IG

GTI GROUP	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100.0	100.0	100.0	100.0	IG	IG

INEO	2 allée Jacques Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	IG	IG

ENVIRONMENT

SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

LYONNAISE DES EAUX France	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison - France	100.0	100.0	100.0	100.0	IG	IG

AGBAR	Torre Agbar, Avenida Diagonal, 211, 08019 Barcelona - Spain	25.5	25.8	48.5	48.5	IP	IP

NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me - Durham - DH1 5FJ - United Kingdom		25.0		25.0	NC	EA

SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, United Kingdom	100.0	100.0	100.0	100.0	IG	IG

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100.0	100.0	100.0	100.0	IG	IG

SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem, Netherlands	100.0	100.0	100.0	100.0	IG	IG

SITA France	123, rue des 3 Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	IG	IG

SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	IG	IG

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago - Chile	7.4	20.8	48.5	51.2	IP	IP

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires - Argentina	46.3	46.3	39.9	39.9	IG	IG
LYDEC	20, boulevard Rachidi, Casablanca - Morocco	51.0	59.0	51.0	59.0	IG	IG
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - USA	100.0	100.0	100.0	100.0	IG	IG
OTHER
SUEZ SA	16 Rue de la Ville L’Evêque - 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG
SUEZ-TRACTEBEL	Place du Trône, 1 - 1000- Brussels- Belgium	100.0	100.0	100.0	100.0	IG	IG
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	IG	IG
SUEZ FINANCE SA	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	IG	IG
GENFINA	Place du trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG
SI FINANCES	68, Rue du Faubourg Saint -Honoré - 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG

FC: Full consolidation

PC: Proportional consolidation

AC: Associated company

NC: Not consolidated

A APPENDICES TO THE REFERENCE DOCUMENT

REPORT ON INTERNAL CONTROL PROCEDURES

•	Report of the chairman of the Board of Directors of SUEZ

•	Statutory auditors’ report,

Auditor’s report on the review of environmental and social indicators

Special report on the stock repurchase program authorized pursuant

ORDINARY AND EXTRAORDINAY SHAREHOLDERS’ MEETING OF MAY 5, 2006

•	Agenda

•	Board of director’s report

•	Auditors’ special report on regulated related-party agreements

•	Statutory auditors’ report to the Combined Shareholders’ Meeting of May 5, 2006

•	Independent expert’s report

•	Resolutions

REPORT ON INTERNAL CONTROL PROCEDURES

REPORT OF THE CHAIRMAN OF THE BOARD OF

DIRECTORS OF SUEZ

on the terms and conditions governing the preparation and

organization of the work performed by the Board of Directors, the internal control procedures implemented by the company and the limitations imposed by the board on the powers of the chief executive officer (pursuant to Article L. 225-37 of the French commercial code)

Year ended December 31, 2005

Pursuant to Article L.225-37 of the French Commercial Code, I hereby report to you on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors of SUEZ SA (hereinafter the “Company”), the internal control procedures implemented by the Company and the limitations imposed by the Board on the powers of the Chief Executive Officer.

1.	Terms and conditions governing the preparation and organization of the Board’s work

1.1 Board of Directors

SUEZ is incorporated in the form of a société anonyme (limited liability company) with a Board of Directors subject to the provisions of Book II of the French Commercial Code, as well as to all laws applicable to business corporations.

Article 15 of the Company bylaws defines the powers of the Board of Directors: “The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings. The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

The Board met on eight occasions during 2005.

In 2001, the Board of Directors adopted Internal Regulations, which have subsequently been amended on a number of occasions, and a Directors’ Charter. These documents provide the Board with the channels and resources necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors. In addition, the SUEZ Ethics Charter and, in particular, the Confidentiality and Privileged Information Guide are applicable to Directors.

The Board relies on the work of specialized committees: the Audit Committee, the Ethics Committee, the Environment and Sustainable Development Committee, the Nomination Committee and the Compensation Committee. The powers, duties and functions of these committees are defined in the Board’s Internal Regulations.

On July 9, 2003, following the conclusions of the Board’s performance evaluation, the Board of Directors decided to enlarge the Strategy Committee and approved the setting-up of periodic strategy consultative meetings, open to all Directors, so as to prepare Board decisions.

Article 5 of the Directors’ Charter stipulates that the Board must evaluate its own performance at regular intervals (every two years at a minimum) and that this evaluation must be led by an independent Director.

On October 6, 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm and, after an invitation for bids from three specialized firms, it appointed an external consultant to carry out this evaluation.

The text of the summary report of the evaluation was agreed upon for the final time by the Ethics, Environment and Sustainable Development Committee at its meeting of January 18, 2006, and submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting noted the suggestions for improvements in the operation of the Board and its Committees and will ensure that they are implemented.

The Board’s Internal Regulations and the Directors’ Charter are available at the Company’s headquarters and on its website, www.suez.com

In its meeting on April 26, 2002, the Board of Directors decided to combine the functions of Chief Executive Officer and Chairman of the Board of Directors. The Board’s Internal Regulations define the internal rules setting out the limits on the powers of the Chairman and Chief Executive Officer.

The terms and conditions governing the preparation and organization of the work performed by the Board of Directors are set out in Section 16 of the Reference Document (“Corporate Governance”). They follow the recommendations of the French Financial Markets Authority (Autorité des marchés financiers, or “AMF”).

1.2 Executive Management

Limitation on the powers of the Chairman and Chief Executive Officer

Article 3 of the Internal Regulations defines the powers of the Chairman and Chief Executive Officer.

1)	The following decisions of the Chairman shall first be submitted to the Board of Directors for approval:

a)	significant decisions to set up foreign operations by creating an establishment, direct or indirect subsidiary, or by acquiring a stake in a foreign operation, as well as any decisions to discontinue such operations;

b)	significant operations likely to affect the strategy of the Group or change its financial structure or scope of activity.

The assessment as to the significant nature of an issue is the responsibility of the Chairman.

2)	The Chairman shall obtain the prior authorization of the Board of Directors to carry out the following transactions involving an amount in excess of €500 million:

a)	to acquire or sell any interests in any companies already in existence or to be created; to participate in the creation of any companies, groups and organizations; to subscribe to any issue of shares, share equivalents or bonds;

b)	to approve all transactions involving an exchange of goods or securities, with or without a balancing cash payment;

c)	to acquire or dispose of any and all property;

d)	in the event of litigation, to enter into any agreements and settlements, accept any compromise;

e)	to grant any guarantees on corporate property.

3)	The Chairman shall obtain the prior authorization of the Board of Directors to carry out the following transactions involving an amount in excess of €1.5 billion:

a)	to grant or enter into any loans, borrowings, credits and advances;

b)	to acquire or dispose of any receivables in any manner whatsoever.

4)

The Board of Directors shall be consulted in a timely manner by the Chairman prior to any appointment to a senior group management position or any nomination as chairman of a company responsible for one of the Group’s business sectors. The Board may delegate this duty to the Nomination Committee, which must issue a report.

2. Internal control procedures implemented by the Company

2.1. Introduction: Group objectives and standards in the area of internal control

Objectives

Internal control is a process implemented by the SUEZ Board of Directors, management and other personnel designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

•	compliance with applicable laws and regulations;

•	risk prevention and management;

•	reliability of financial and accounting information;

•	effectiveness and efficiency of operations.

However, as with any control system, it cannot provide absolute assurance that all risks of error or fraud are completely controlled or eliminated.

Standards applied

In order to achieve each of these objectives, the SUEZ Group has defined and implemented an internal control structure and internal control procedures based on the “COSO” model, which was developed by the Committee of Sponsoring Organizations of the Treadway Commission.

2.2 Coordination and monitoring of operations and internal control

Coordination and monitoring of operations

The SUEZ Group’s structure for coordination and monitoring of operations is based around:

•

the Executive Committee, which defines Group strategic objectives and principles. The Executive Committee meets twice a month to coordinate and control Group operations within the Divisions. Its composition and the manner in which operates are described in detail in Chapters 14.1 and 16 of the Reference Document;

•	the operational Departments of the Group’s four Divisions which are responsible for the conduct of business in the context of the objectives so defined.

These four Divisions, to which the Group’s various subsidiaries are assigned, are: SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES) and SUEZ Environment (SE);

•	the nine Headquarters functional Departments which coordinate activities that apply transversally to the entire Group.

These Departments are: Operations, Finance, Human Resources, International and Institutional Relations, Communications, Business Strategy and Development, Risks, Organization and Central Services, General Secretary and Legal.

Coordination and monitoring of operations is based on a system of delegation of authority, put in place at both Headquarters and subsidiary levels, which ensures that the decision-making process is compliant with corporate governance principles.

The principles which guide the conduct and actions of Group managers and personnel are set out in a number of Group codes and charters. The principal such documents are: the SUEZ Values, the Ethics Charter, the Financial Managers Charter, the Practical Guide for Ethical Business Relations, the Environmental Charter, the Work Health and Safety Charter, the International Social Charter and the Group Company Rules of Organization and Codes of Conduct.

Coordination and monitoring of internal control

The SUEZ Group’s structure for coordination and monitoring of internal control is based on:

•

the operational and functional Departments, which define their own control procedures. Control procedures in the industrial and commercial sectors are implemented and monitored mainly by management and personnel of subsidiaries, on the basis of Group policy and in a manner tailored to each of the businesses;

•

the role of the Internal Control Department (which forms part of the Finance Department) is to improve internal control systems and to perform an analysis of such systems, in partnership with the operational and functional Departments;

•

the Internal Audit Department (which forms part of the Risks, Organization and Central Services Department) is in charge of assessing the effectiveness of internal control in the Group and in each of its entities. It performs audit engagements, issues recommendations and oversees their implementation. As an independent function, the Internal Audit Department serves the Executive Committee and the SUEZ Audit Committee and regularly reports to them on its activities.

The Group’s methodology for the coordination and monitoring of internal control is communicated through an intranet system which ensures that personnel are rapidly and fully informed of the different standards, rules and instructions, as they are regularly updated. In addition, information and training sessions are regularly organized on this subject.

2.3 Implementation of internal control objectives

Compliance with laws and regulations

Implementation of internal control objectives in respect of compliance with laws and regulations is mainly performed by the Legal Department.

Its role, carried out in liaison with the relevant operational and functional Departments, notably involves preparing and negotiating legal documentation, providing legal opinions and assisting with analysis of investment projects.

Management of tax and related risks is performed by the Finance Department.

Risk prevention and management

The main risks to which the Group is exposed, and the mechanisms put in place to manage and control such risks are described in Chapter 4.1 of the Reference Document.

Implementation of internal control objectives in this area is based around the Chief Risk Officer who coordinates the Group’s integrated enterprise risk management strategy. He is assisted by a network of Risk Officers whose role, at the level of the different Divisions, is to deploy methodology for risk assessment and management in a standardized and coherent manner.

A map reporting the major risks to which the Group is exposed is prepared annually and discussed within the Risk Advisory Committee before being presented to the Executive Committee. The Risk Advisory Committee, which is composed of the Risk Officers and the heads of Internal Control, Management Control, Internal Audit and Insurance, is an internal forum which enables best practice to be exchanged and recommendations in the area of risk management to be prepared.

The Divisions and the functional Departments remain responsible for implementing a risk management strategy which is tailored to their specific activities.

In particular, certain transversal risks are directly managed by the relevant functional Departments:

•

the Legal Department oversees and manages the Group’s legal risks practicing an “early warning duty” and a “right of notification.” This oversight is based around periodic centralized reporting from the Divisions and Headquarters, and is performed by a network of lawyers;

•

the Finance Department analyzes, together with the Divisions, the main financial risks to which the Group is exposed (interest rates, main foreign currencies and bank counterparties). It develops instruments for measuring positions and defines the risk hedging policy;

•

the Environment and Innovation Department studies environmental risks and coordinates actions required to strengthen control of such risks and ensure compliance with environmental requirements (see also the annual Activity and Sustainable Development Report);

•	the Information Systems Department analyzes and manages system related risks in order to ensure availability, integrity and confidentiality of information.

Reliability of financial and accounting information

The information systems

The implementation of internal control objectives with regards to the reliability of information systems is mainly performed by the Information Systems Department, which is responsible for the definition, development and operation of information systems and infrastructures, which are either specific to Headquarters or transversal.

Other information systems are managed as appropriate on a decentralized basis by the various subsidiary IT departments.

Financial and accounting information

The organizational structure for preparing and processing financial and accounting information is based:

•

at Headquarters’ level: on the Planning, Control and Accounting Department (which forms part of the Finance Department) which is in charge of the budget and reporting processes as well as of control of individual and consolidated accounts;

•

at Division level: on the different finance Departments in charge of implementation of procedures with all operational subsidiaries. In particular, management control is performed in a decentralized manner in order to take account of the specific characteristics of each business.

The main procedures put in place with regards to preparing and monitoring the budgetary and reporting processes include, notably:

•	coordination of the budget and forecasting process (mid-term plan);

•	performing regular analyses of variances between forecast and actual data;

•	determining standards for reporting of the financial information that must be supplied by the Divisions (nature, scope, frequency);

•	monitoring the main operational management indicators which are provided at each phase in the reporting process.

The main procedures put in place in the area of preparation of the statutory and consolidated accounts are set out in three Group documents relevant to this area:

•

the manual of accounting policies issued by the Group distributed on the intranet: this may be consulted by all members of finance departments in the Group and is regularly updated in line with the latest developments in French, US and international standards. The manual includes a definition of the performance indicators used by the Group;

•

closing instructions distributed on the intranet prior to each consolidation phase: these instructions address the assumptions to be used in preparing the accounts (exchange rates, discount rates, tax), the scope of consolidation and the timetable for submitting data;

•	the user manual for the consolidation IT system: this is distributed on the intranet and may be consulted by all members of finance departments.

The standardization applicable under the reporting system (in terms of configuration, maintenance, communication and control of compliance with instructions) secures and harmonizes data processing.

Internal control of the financial and accounting information produced involves:

•	analysis and improvement of processes and internal control pertaining to financial matters;

•

coordination of a network of internal controllers within Headquarters and the Divisions with a view to ensuring the rigorous application of the “Codis” methodology designed to strengthen internal control relating to the Group’s financial and accounting processes;

•	assistance in preparation of annual and interim reports on organization, financial procedures and internal control, pursuant to French and US financial transparency laws;

•	reconciliation of financial, accounting and operational data and information;

•	production of a monthly reporting package covering investments, the main operational management indicators and the trends in the main financial aggregates;

•

ensuring the reliability of accounting and management data, specifically by determining the nature, scope, format and frequency of relevant financial reporting at Group level that must be supplied by the Divisions;

•	communication of financial and accounting information to the attention of the Group’s executive and administrative bodies, particularly to the Audit Committee;

•	verification of external financial information prior to its distribution by the Communications Department.

Financial communications

The growing importance of financial communications and the imperative of providing high quality financial information have led the SUEZ Group to ensure that the Communications Department has the necessary resources to ensure the presentation of fair and reliable information and the control of image risk.

This Department, which is comprised of four sections (Financial Communication, External & Internal Branding Strategy, Press Relations, and External Relations), is notably responsible for:

•	coordinating communication actions that could impact SUEZ in terms of image, reputation, brand integrity or share value;

•	coordinating actions between the Headquarters and Division communication teams;

•	implementing a validation process for each type of information communicated, whether internally or externally;

•	putting in place a crisis management system and steering committees for each type of media.

In addition, control of the implementation of French, international and US financial transparency regulations is carried out by the Control & Disclosure Committee, which is composed of SUEZ Executive Committee members, working in relation with the Group Audit Committee.

Effectiveness and efficiency of operations

Implementation of internal control procedures aimed at operational efficiency is subject to a Group-wide approach and is effected by all Group personnel, under the responsability of management.

These procedures are monitored mainly by:

•	the Operations Department, which coordinates the major commercial and industrial accounts for all the Group Divisions;

•	the Performance and Organization Department (which forms part of the Finance Department), which is notably in charge of:

-	coordinating the Optimax action plan intended to improve control over operating expenses, working capital requirement and investments in the Group,

-	developing a global purchasing policy for certain categories of equipment under the Opting program;

•	the Financial and Tax Department (which forms part of the Finance Department) which is notably in charge of:

-

ensuring that significant Group financial transactions are carried out (raising capital on the bond and financial markets, project financing, disposals, mergers and acquisitions, listed security transactions),

-

analyzing Group investment projects and commitments; these projects are subject to an independent control by the Planning, Control and Accounting Department, which also performs secretariat services for committees which meet at SUEZ level to consider projects which exceed the delegation thresholds assigned to the Divisions,

-	managing, in collaboration with the Divisions, Group treasury (debt, cash) using a system for reporting and forecasting of debt and controlling financial ratios and covenants.

2.4 Internal control progress plan

IFRS

The adoption of the International Financial Reporting Standards (IFRS) by the Group, and the resulting context of more extensive and rigorous financial reporting, contributes to strengthen the internal control environment. The implementation of IFRS enables continued harmonization of accounting policies used throughout the Group and led, notably, to the publication of an IFRS manual applicable to the accounts as from January 1, 2004.

Accounting Standards Competence Center

The Group has set up an Accounting Standards Competence Center of Expertise whose specific roles are:

•	strengthening the reliability of accounting through ongoing reviews of developments in accounting standards, analysis of complex transactions and specific assistance in the application of US GAAP;

•	ensuring harmonization of accounting policies throughout the Group by leading and coordinating an “accounting standards” network and by training the relevant individuals within the Group;

•	communicating in a structured and systematic manner within the Group on accounting matters.

Codis Program

In 2003, the Group implemented the Codis Program in order to strengthen the main financial reporting flows and improve internal control within the Group.

This program was deployed more extensively in 2004 within the Divisions and was strengthened with the creation of the Internal Control Department both at Headquarters and in the Divisions. Instructions, prepared in accordance with the COSO model, are regularly sent to Group entities to ensure a consistent approach throughout the Group and the rigorous on-site implementation of the program. The Internal Control Department also coordinates a multifunctional taskforce mainly comprised of representatives from the financial, legal, internal audit and information systems functions within Headquarters and the Divisions.

As the Company is subject to the requirements of the US Sarbanes-Oxley Act in its capacity as a foreign private issuer, the Internal Control Department has developed a methodology designed to ensure that the Group will be compliant as this law progressively becomes applicable to European companies.

In 2005, the main Group processes were identified and subjected to systematic self-assessment in a large number of subsidiaries. This self-assessment was carried out after preparation of a process map identifying, for each process, the control objectives required for the maintenance and development of an effective internal control system.

The “Codis” Program is coordinated by the Internal Control Department, which is represented in the Headquarters and in the four Divisions. Management is responsible for maintaining and developing an effective system of internal control. This is why the “Codis” Program is being deployed in cascade from the Group Executive Committee to the Division Executive Committees and down to subsidiary management.

Each Division’s Executive Committee plays a key role in the assessment of the effectiveness of the internal control system. Each entity within the scope of the “Codis” Program has designated Internal Control Coordinator, who contributes to the implementation of the Program. Within these entities, a “Business Process Owner is identified for each significant process. More than 1,000 Business Process Owners have been designated in the context of this Program. An IT Coordinator is identified for each entity in order to coordinate the analysis of the internal controls applicable to information systems.

The Internal Control Department coordinates, trains and informs this network of participants in the context of the “Codis” Program. To this end, it organizes training initiatives, publishes a periodic newsletter and makes internal control methodology and analysis tools available to the members of the network.

The external and internal auditors are involved with the coordination of work at Group level, Division level and within the subsidiaries included in the scope of the program.

The Internal Control Department regularly reports on the status of work under the program to the SUEZ Control & Disclosure Committee and to the Group Audit Committee.

In 2006, the Group plans to carry out the certifications required under French (Loi de Sécurité Financière) and American (Sarbanes-Oxley Act, sections 302 and 404) regulations.

During this year, the “Codis” Program will continue to focus on the critical processes enabling the Group’s material accounts and their key controls to be covered, following a top-down risk-based approach. It will ensure the effectiveness of the monitoring controls carried out by the executive and coordination bodies at Group, Division and subsidiary levels.

In addition, management and Internal Audit will carry out a broad and systematic verification of the self-assessments and the key internal controls. This verification will aim to assess the design and the operating effectiveness of control activities. Internal control points that are considered to be unsatisfactory will be subject to remediation.

The Group is also continuing the formalization of its anti-fraud program, in order to ensure that it is applied consistently throughout all Divisions and subsidiaries.

STATUTORY AUDITORS’ REPORT,

prepared in accordance with Article L. 225-235 of the French Company Law

(Code de Commerce), on the report prepared by the Chairman of the Board of SUEZ Company, on the internal control procedures relating to the preparation and processing of financial and accounting information

To the shareholders,

In our capacity as statutory auditors of SUEZ, and in accordance with article L. 225-235 of the French Company Law (Code de commerce), we hereby report to you on the report prepared by the Chairman of the Board of Directors of your company in accordance with article L. 225- 37 of the French Company Law (Code de commerce) for the year ended December 31, 2005.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the Board of Directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

•

obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman’s report;

•	obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the report prepared by the Chairman of the Board of Directors, in accordance with the provisions of the last paragraph of article L. 225-37 of the French Company Law (Code de commerce).

Neuilly-sur-Seine, Avril 5, 2006

The Statutory Auditors
Deloitte & Associés
Barbier Frinault & Autres
Ernst & Young

Christian Chochon		Jean-Paul Picard

AUDITOR’S REPORT ON THE REVIEW OF ENVIRONMENTAL AND SOCIAL INDICATORS

At the request of SUEZ and in our capacity as the company’s Statutory Auditors, we performed a review in the aim of providing moderate assurance on the environmental and social indicators selected by SUEZ (“the data”) identified by the symbol ✓ among the environmental and social indicators shown on pages 61 to 63 for fiscal year 2005.

The data, which is the responsibility of SUEZ management, have been prepared in accordance with the following internal reporting criteria:

•	set of procedures relating to environmental data reporting,

•	set of procedures relating to social data reporting,

available for consultation at the Human Resources and Environment & Innovation departments, and summarized on pages 77 and 82. It is our responsibility, based on the work performed, to express a conclusion on the selected data.

Nature and scope of our work

We performed a limited review to provide moderate assurance that the selected data does not contain any material anomalies. A higher level of assurance would have required more extensive work. Our work covers the consolidated data at Group level; it does not include the rate of coverage related to the data.

•	We assessed the environmental and social data reporting criteria with regard to its relevance, reliability, neutrality, understandability, and completeness.

•

We met with the persons responsible for the application of the reporting criteria at the Environment & Innovation Department, at the Social Relations Department, at the SUEZ headquarters, and in the branches: SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES), SUEZ Environment (SE).

•

We performed validation tests at 25 sites belonging to 14 selected entities (1) for environmental data, representing on average 50% of SUEZ (2) consolidated data, and at 19 selected entities (3) for social data, representing 64% of SUEZ consolidated staff. In addition, we have carried out analytical reviews and consistency tests for 10 additional entities for environmental reporting and 9 additional entities for social reporting

•	We examined, on a sampling basis, the calculations and verified data reporting at different consolidation levels.

To assist us in conducting our work, we referred to the environment and sustainable development experts of our firms under the responsibility of Mr. Eric Duvaud for Ernst & Young and Mr. Frédéric Moulin for Deloitte & Associés.

Comments on the procedures

SUEZ has continued to improve the reliability of environmental and social data reporting practices and took into account our comments formulated in the auditor’s report on the 2004 environmental and social indicators. We would like to draw your attention to the following comments regarding these practices:

1.

SEE : Electrabel SA (Herdersbrug, Kallo and Rodenhuize sites), Rosignano Energia SPA (Rosignano site), Dunamenti (Dunamenti site), Electrabel Netherland NV (Gederland site) – SEI : SENA (Ennis, Poolville, and Hopewell sites), Baymina (Baymina site), Glow Energy Public Company Ltd (Glow IPP and Glow SPP3 sites) – SES : Elyo France (CPCU St Ouen and Vaugirard sites) – SE : Lyonnaise des Eaux (headquarters), Degrémont (Elancourt and Bahia sites), Sita France (Jas de Rhodes, Novergie Econotre, Teris Pont de Claix sites), SITA Flandres (Beerse site), Sita UK (Clifton Marsh and Packington sites), VEGA (Caieras and Joinville sites).

2.

Percentage of relevant turnover covered by certified EMS: 52%, Number of certified EMS: 37%, Percentage of relevant turnover covered by an environmental crisis management plan : 59%, Greenhouse gas emissions: 74%, SOx emissions : 24%, NOx emissions : 60%, Dust emissions: 36%, Total primary energy consumption: 75%, Total electricity consumption: 26%, Industrial water consumption: 70%, Non-specific and non-hazar-dous waste: 48%, Non-specific hazardous waste: 15%, Specific waste: 57% (total waste : 53%),Quantities of treated leachates : 61%.

3.

SEE : Electrabel – SEI : SENA – SES : Fabricom GTI SA, Groupe Ineo, Endel SAS, GTI, Axima France, Axima Service Belgique, Elyo France – SE : Lyonnaise des Eaux France, SDEI, United Water, Palyja, Sita France, Sita Belgique, Sita UK, Sita Deutschland, Sita Pologne, VEGA.

Environmental reporting

•

The scope of the specific reporting tool has been extended, mainly in the waste management entities. However, the consistency of the various reporting tools at branch and entity levels should be improved, in order to increase the reliability of the reporting processes.

•	The implementation and the follow-up of internal controls on the data should be strengthened and formalised at branch and entity level.

•

Our review has highlighted the need to improve the definitions of the “other non-specific waste” and “quantity of treated leaches” indicators, as well as the calculation methods for NOx emissions outside Europe.

Social reporting

•

The reliability of the reporting process has improved, mainly due to the implementation of a user guide for social reporting in all entities and by the reinforcement of internal controls at branch and entity level.

•	With regard to certain indicators (number of staff trained and number of hours worked), the controls of the application of the definitions provided by the Group should be reinforced.

Conclusion

During our review, the following anomalies were identified:

•	The calculations made from measured data for “NOx emissions” were incorrect for several SEI sites, and have been duly corrected.

•	The indicator “Industrial water consumption” for which we identified, in certain entities, errors in the application of the reporting criteria, which have been corrected.

Based on our review and subject to the exceptions mentioned above, we did not identify any material anomalies likely to call into question the fact that the data examined was prepared, in all material respects, in accordance with the above-mentioned reporting criteria.

Neuilly-sur-Seine, April 5, 2006,

The Auditors
Barbier Frinault & Autres,		Deloitte & Associés
Ernst & Young

Christian Chochon		Jean-Paul Picard

Special report on the stock repurchase program

authorized pursuant to the thirteenth resolution

presented to the ordinary and extraordinary

Shareholders’ Meeting of May 5, 2006

Statement by the issuer of transactions carried out on its own shares between May 16, 2005 and February 28, 2006

Situation at February 28, 2006
Percentage of treasury stock:	0.9%
Number of shares cancelled over the last 24 months:	0
Number of own shares in portfolio:	11,786,421
Market value of portfolio:	€364,082,544.69
(as per the share price at February 28, 2006, i.e., €30.89)

These shares are appropriated as follows:

•	11,501,421 held to cover stock purchase options;

•	and 8,981,541 in respect of liquidity agreements entered into with Rothschild & Cie Banque on December 6, 2004 for France and on December 21, 2005 for Belgium.

The 12,040,708 shares with preferential subscription rights created pursuant to the capital increase of October 12, 2005 that could not be exercised were sold at an average price of €0.35 between September 13 and September 22, 2005.

Within the scope of the liquidity agreement entered into with Rothschild, the Company purchased 5,648,482 of its own shares for an overall price of €145.8 million, and sold 5,368,482 shares for a total of €138.7 million between May 16, 2005 and February 28, 2006.

The Group did not use derivative instruments in relation to this stock repurchase program. There were no open positions via these derivative instruments, for purchase or sale, as of the date of this report.

ORDINARY AND EXTRAORDINAY SHAREHOLDERS’

MEETING OF MAY 5, 2006

Agenda

A.	Deliberations of the Ordinary Shareholders’ Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Reports

•	Approval of transactions and the statutory financial statements for fiscal year 2005

•	Approval of the consolidated financial statements for fiscal year 2005

•	Appropriation of earnings and declaration of dividend

•	Regulated agreements

•	Renewal of the term of office of a Director

•	Authorization for the Board of Directors to trade in the Company’s shares

B.	Deliberations of the Extraordinary Shareholders’ Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Special Report

•	Independent Expert’s Report

•

Authorization granted to the Board of Directors to increase the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

•

Authorization granted to the Board of Directors to increase the share capital by means of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or of shares in the Company to which entitlement is granted through securities to be issued by the subsidiaries, including in exchange for shares tendered within the context of a public exchange offer

•

Authorization granted to the Board of Directors in the event of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company, to set the issue price in accordance with the terms and conditions decided by the Shareholders’ Meeting, subject to a maximum limit of 10% of the capital

•	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

•	Authorization granted to the Board of Directors to issue complex debt securities

•	Authorization granted to the Board of Directors to issue shares reserved for employees who belong to a SUEZ group corporate savings plan

•

Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights in favor of Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plans

•	Authorization for the Board of Directors to reduce the share capital by canceling shares

•	Amendment of the bylaws – Notices that must be made to the Company

•	Powers to carry out the shareholders’ decisions and perform the related formalities

Board of director’s report

1.	Board of directors’ report on the resolutions presented to the ordinary Shareholders’ Meeting

Approval of transactions and the statutory financial statements for fiscal year

2005 (first resolution)

The shareholders are asked to approve the Company’s transactions and statutory financial statements for fiscal year 2005, which show net earnings of €1,000,428,439.49.

Approval of the consolidated financial statements for fiscal year 2005 (second resolution)

The shareholders are asked to approve the consolidated financial statements, which show net earnings of €2.51 billion.

Appropriation of earnings and declaration of dividend (third resolution)

The Ordinary and Extraordinary Shareholders’ Meeting of Shareholders of May 13, 2005, had decided to distribute a dividend of €0.80 per share.

On May 16, 2005, the date on which the dividends for fiscal year 2004 were paid, SUEZ held 12,030,708 of its own shares, and the dividend in respect of these shares, i.e., €9,624,566.40 (12,030,708 x €0.80) was not distributed, but instead appropriated to the “Retained earnings” account.

In euros
Given the retained earnings outstanding at December 31, 2005	1,923,098,936.45
and the earnings for fiscal year 2005	1,000,428,439.49
THE TOTAL AMOUNT TO BE APPROPRIATED IS	2,923,527,375.94

The Board of Directors proposes that you appropriate this amount as follows:

Statutory dividend of 5% of the par value (€0.10 per share with a par value of €2) on 1,271,056,059 shares dividend rights as of January 1, 2005	127,105,605.90
Additional dividend (€0.90 per share) on 1,271,056,059 shares dividend rights as of January 1, 2005	1,143,950,453.10
Total distribution (€1 per share)	1,271,056,059.00
To the “Other reserves” item	1,652,471,316.94
2,923,527,375.94

If the shareholders approve this proposal, the net dividend for 2005 will be set at €1 per share. This entire distribution is eligible for the 40% deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 8, 2006.

In the event that on the date the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividend not paid on these shares will be allocated to the “Other reserves” item.

This dividend compares as follows with the dividends paid over the last three years.

Fiscal year	Number of shares with dividends	Breakdown of amounts (millions of euros)	Net dividend* (euros)	Avoir fiscal* (euros)	Total earnings* (euros)
2002	991,856,863 shares fully paid in	704.2	0.70	0.35	1.05
	3,386,799 shares not paid in	2.1	0.60	0.30	0.90
2003	992,256,980 shares fully paid in	704.5	0.70	0.35	1.05
	3,273,914 shares not paid in	2.3	0.70	0.35	1.05
2004	1,008,434,678 shares fully paid in	806.7	0.79	-	0.79

* After adjustment following the capital increase in cash of October 12, 2005, with retention of preferential subscription rights.

Statutory Auditors’ report on regulated agreements (fourth resolution)

The regulated agreements referred to in Articles L. 225-38 and L. 225-86 of the French Commercial Code are the subject of a specialreport by the Statutory Auditors.

This report is set out on page 330 of this “Reference Document.”

Pursuant to applicable law, the Board of Directors asks you to record the information set out in this report.

Renewal of the term of office of a Director (Jean-Jacques Salane) (fifth resolution)

Jean-Jacques Salane was appointed Director by the Ordinary and Extraordinary Shareholders’ Meeting of Shareholders of April 26, 2002, for a period of four years.

His term of office is due to expire at the end of this Shareholders’ Meeting.

The shareholders are asked to renew his term of office for a further four-year period, which will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2009.

Jean-Jacques Salane is Chairman of the Supervisory Boards of the Spring funds, which group together the SUEZ employee shareholdings and, through French and non-French (in particular Luxembourg) vehicles, own 3.3% of the capital of SUEZ.

Authorization for the Directors to trade in the Company’s shares (sixth resolution)

The Shareholders’ Meeting of May 13, 2005, authorized the Company to trade in its own shares, under the following terms and conditions:

•	maximum purchase price: €36;

•	minimum sale price: €16;

•	maximum shareholding: 10% of the share capital;

•	aggregate amount of acquisitions: €3.6 billion.

Between the Shareholders’ Meeting of May 13, 2005 and February 28, 2006, the Company:

•	purchased 5,648,482 of its own shares for a total amount of €145.8 million and at a price per share of €25.81;

•	and sold 5,368,482 shares for a total amount of €138.7 million and at a price per share of €25.84.

The authorization granted to the Board of Directors by the Shareholders’ Meeting of May 13, 2005, to trade in the Company’s shares expires in November 2006. The shareholders are asked to grant the Board of Directors a new authorization to trade in the Company’s shares, for a period of eighteen months, with corresponding cancellation of the previous authorization.

Share purchases enable an investment services provider to stabilize the share price on the Paris and Brussels stock exchanges, within the scope of a liquidity agreement entered into in accordance with Code of Conduct of the AFEI (French Association of Investment Firms), renewed on December 6, 2005, or subsequently to cancel shares in order to improve the return on equity and earnings per share. In this respect, the shareholders are asked in the thirteenth resolution to renew the authorization to reduce the share capital by means of the cancellation of shares. The share purchases will also enable employee programs and stock option plans to be set up and allow transactions to be performed by way of the transfer, sale or exchange of shares.

The shareholders are asked to:

•	set a maximum share purchase price of €40 including any increase in the share price;

•	and eliminate the minimum price limit, which is no longer required by French law and which could impede the correct performance of liquidity agreements.

The proposed terms and conditions are as follows:

•	maximum purchase price: €40;

•	maximum shareholding: 10% of the share capital;

•	aggregate amount of acquisitions: €5 billion.

This authorization is granted for a period of eighteen months as from the date of this Shareholders’ Meeting.

2.	Board of directors’ report on the resolutions presented to the extraordinary Shareholders’ Meeting

Authorization granted to the Board of Directors to issue securities with retention of preferential subscription rights (seventh resolution)

The authorization granted by the Shareholders’ Meeting of April 27, 2004, to issue securities with retention of preferential subscription rights shall expire in June 2006.

This authorization was a “full” delegation of powers governed by Article L. 225-129 III paragraph 3 of the former French Commercial Code,pursuant to which the Board of Directors could chose whether or not to issue securities, in accordance with the Company’s requirements and as it deemed appropriate, subject to a maximum limit set by the Shareholders’ Meeting of Shareholders and within a twenty-six month period.

Pursuant to the Order of June 24, 2004, French legislation now provides that the term “delegation of powers” shall be reserved for situations where the Shareholders’ Meeting approves a share issue that the Board of Directors must mandatorily carry out.

On the other hand, where a share issue is not approved during the Shareholders’ Meeting, but becomes necessary between the dates of two Shareholders’ Meetings in accordance with the Company’s requirements and the market situation, the authorization granted to this effect by the Shareholders’ Meeting to the Board of Directors is now referred to as a “delegation of competence” under Article L. 225-129 of the new French Commercial Code.

The “delegation of competence” is identical to the former “full” delegation of powers granted during previous Shareholders’ Meetings. Only the wording has changed, to make the meaning more precise.

The delegation of competence is, as previously, granted for a limited period of time, and in respect of a maximum subscription limit, which must be complied with by the Board of Directors. The Board therefore still has the necessary flexibility to perform, as appropriate, the share issues that it deems most appropriate in accordance with market conditions.

The shareholders are hereby asked to authorize the Board of Directors, with corresponding cancellation of the previous authorization and for a period of twenty six months, to increase the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

The Company may also issue securities convertible, redeemable or otherwise exercisable for shares in its subsidiaries, immediately or in the future.

In accordance with new French legislation, in the event that demand for an issue is likely to exceed supply, the Board of Directors may increase the number of shares issued, subject to a maximum limit of 15% of the initial issue and at the same price, remaining within the overall limit set by the Shareholders’ Meeting.

The total par value of the issues, excluding the capitalization of reserves, may not exceed €500 million in respect of the shares and €5 billion in respect of the debt securities, from which will be deducted the amounts issued in respect of the eighth, ninth and eleventh resolutions respectively.

The maximum par value increase in share capital by capitalization of reserves may not exceed the total of amounts that can be capitalized.

Authorization granted to the Board of Directors to issue securities with cancellation of preferential subscription rights (eighth resolution)

The authorization granted by the Shareholders’ Meeting of April 27, 2004, to issue securities with cancellation of preferential subscription rights expires in June 2006.

The shareholders are asked to authorize the Board of Directors to issue, for a period of twenty-six months, on French and/or international markets, with cancellation of preferential subscription rights, the same securities as those referred to in the seventh resolution.

This resolution also authorizes the Board of Directors to issue securities in consideration for securities transferred to the Company pursuant to a public offer of exchange initiated by it or, subject to a maximum limit of 10% of the Company’s share capital, in consideration for contributions in kind to the Company consisting of shares or securities.

This resolution also authorizes the issue of shares to which the securities issued on the approval of the Board of Directors, by direct or indirect SUEZ subsidiaries, confer entitlement.

The maximum par value of shares issued within the scope of this resolution, as per the seventh resolution, may not exceed €500 million in respect of the shares and €5 billion in respect of the debt securities, from which will be deducted the amounts issued in respect of the seventh, ninth and eleventh resolutions respectively.

These authorizations will allow the Board of Directors the necessary flexibility to perform, as appropriate, the share issues best adapted to market conditions. In addition to offering existing shareholders the possibility to subscribe for new shares under preferential conditions, the Board of Directors shall, by canceling preferential subscription rights, be able to perform transactions which must be performed rapidly if they are to succeed, while soliciting a wide investor base by performing issues on French or international markets.

Where preferential subscription rights are retained, shareholders may be granted, in addition to the subscription rights to which they are entitled, additional subscription rights enabling holders of existing shares to subscribe for a greater number of shares than that to which their preferential rights confer entitlement, in proportion to subscription rights held and subject to demand.

Where preferential subscription rights are cancelled, the Board of Directors may grant shareholders priority subscription rights without creating negotiable securities. This resolution also provides that the issue price of shares shall be based on the weighted average opening price of the share during the last three trading days preceding the issue, less the 5% discount provided for by French law, and after adjustment of this average, where necessary, for different dividend dates. It should be noted that where stock subscription warrants are issued, amounts received by the Company on subscription of these warrants shall be taken into account in this calculation.

The ninth resolution provides that the Board of Directors may, for each of the issues approved pursuant to the eighth resolution and subject to a maximum limit of 10% of the share capital by twelve-month period, set the issue price in accordance with the share’s closing price on the Paris Bourse on the day preceding the issue, with a possible 10% reduction.

Pursuant to the Order of June 24, 2004, the Board of Directors may therefore, where necessary, increase the share capital within a maximum limit, in the event of a downward trend in the share price, which is not provided for pursuant to the eighth resolution.

Authorization for the Board of Directors to issue free equity warrants in the event of a public offer for the Company (tenth resolution)

The bill for transposition into French law of the EU Directive on Takeover Bids provides that the Board of Directors must obtain the prior approval of the General Meeting in order to take any measure that is liable to thwart the purchase offer, except for seeking other offers.

Among the various measures to defend the Company that may be envisaged, it is proposed that the shareholders authorize the Board of Directors to issue warrants and to freely allocate them to all shareholders. These warrants would enable the shareholders to subscribe to shares in the Company under preferential conditions, it being specified that these warrants would lapse should the offer or any other competing offer fail to succeed, be withdrawn or become invalid. The number of warrants to be issued would be limited to the number of shares making up the share capital at the time of their issuance and the total par value of the shares that could be issued in this manner would be limited to €2.7 billion.

The Board of Directions may use this authorization, within eighteen months of the vote on this resolution, in the event of an offer initiated by an entity that does not apply the aforementioned rules or equivalent measures, or that is conrolled by an entity that does not apply these rules. This authorization may also be used by the Board of Directors in the event of an offer initiated by any entity prior to the vote on this resolution.

The shareholders are asked to approve this resolution on condition that the above law is passed.

Authorization granted to the Board of Directors to issue complex debt securities (eleventh resolution)

Although pursuant to the Order of June 24, 2004 the Board of Directors have the competence to issue bonds, senior and subordinated debt securities are still subject to approval by the Extraordinary Shareholders’ Meeting.

The shareholders are asked to authorize the Board of Directors, with corresponding cancellation of the previous authorization and for a period of twenty-six months, to issue complex debt securities, subject to a maximum limit of €5 billion, which shall be deducted from the issues performed pursuant to the seventh, eighth and ninth resolutions of this Shareholders’ Meeting.

Employee shareholding

The twelfth and thirteenth resolutions of this Shareholders’ Meeting seek to develop employee shareholding throughout the Group by enabling, subject to approval by the Board of Directors, the launch of a sixth international employee shareholding plan.

Where applicable, a prospectus concerning this plan will be submitted for approval to the French financial markets authority (Autorité des marchés financiers).

As in 1999, 2000, 2002, 2004 and 2005, the objectives of this plan are to:

•	make employees full working partners of the Group;

•	focus special attention on value creation, this being the point where shareholder and employee interests converge;

•	enable the employees to be involved with the shareholders’ choices made at annual Shareholders’ Meetings;

•	expand the international basis of the employee stock ownership concept.

Two investment formulae will be offered to employees within the scope of this plan:

•	a “standard” investment formula, without financial leverage;

•	and a “multiple” investment formula with financial leverage and guaranteed capital.

The	aim of these resolutions is to grant the Board of Directors the necessary means to implement this plan.

Authorization granted to the Board of Directors to issue shares reserved for employees belonging to a SUEZ Group corporate savings plan (twelfth resolution)

The shareholders are asked to authorize the Board of Directors, for a period of 26 months with effect from the date of this meeting, to issue shares, with cancellation of preferential subscription rights, reserved for employees who are members of a SUEZ Group corporate savings plan and/or a voluntary employee retirement saving partnership.

The number of shares issued pursuant to this authorization may not exceed 3% of the share capital as of the date of the Board of Directors’ decision.

In accordance with applicable law, the price of the new shares to be issued shall be equal to 80% of the average opening price of the share on Euronext Paris during the 20 stock market sessions preceding the date of the decision of the Board of Directors or, where applicable, the Chairman, setting the subscription period opening date for the share issue reserved for employees.

Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of Spring Multiple 2006

SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plans (thirteenth resolution)

The shareholders are asked to authorize the Board of Directors, for a period of eighteen months, to issue shares reserved for Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan, subject to a maximum par value amount of €30 million.

The issue price will be the same as that offered to employees subscribing for the 2006 multiple investment formula under the twelfth resolution of this Shareholders’ Meeting.

Spring Multiple 2006 SCA is a Luxembourg société en commandite (limited partnership with shares), whose shares will be offered to employees of non-French subsidiaries of the Group in the following countries: Argentina, Belgium, Brazil, Chile, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, New Caledonia, Peru, French Polynesia, Portugal, the Czech Republic, the United Kingdom, Slovakia and Switzerland who, because of local regulatory or tax limitations, are unable to subscribe to SUEZ shares within the scope of the twelfth resolution of this Shareholders’ Meeting.

The SUEZ shares subscribed for by Spring Multiple 2006 SCA will be transferred:

•

in part to Crédit Agricole and/or one of its subsidiaries with the aim of ensuring the coverage of the multiple investment formula offered to actionnaires commanditaires (employee shareholders) of Spring Multiple 2006 SCA;

•

and in part to Crédit Agricole and/or one of its subsidiaries with the aim of ensuring the coverage of the multiple investment formula offered to employees of non-French subsidiaries of the Group in the following countries: Germany, Australia, Austria,

Spain, the United States, Norway, the Netherlands, Poland, Sweden and Thailand who directly subscribe for SUEZ shares within the scope of the twelfth resolution of this Shareholders’ Meeting.

In order to allow the Board of Directors some leeway in the choice of structure, with a view to implementing the multiple formula in the above-mentioned countries in such a way as to take account of any changes in legislation, it is requested that the Board of Directors be able to reserve the capital increase with cancellation of preferential subscription rights for Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

In order to adapt the subscription formulae that will be offered to employees in each country, the shareholders are asked to authorize the Board of Directors to define the subscription formulae and, where applicable, amend the breakdown of countries between, firstly, the list that sets out those countries where the employees will be offered shares of Spring Multiple 2006 SCA and/or the aforementioned company and, secondly, those identified in the aforementioned list whose employees subscribe directly for SUEZ shares within the scope of the twelfth resolution of this Shareholders’ Meeting.

The fairness of the conditions governing the SUEZ share issue in favor of Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan, was assessed by an Independent Expert, Jean Borjeix, and the shareholders have been provided with his report in this respect.

As specified in the note preceding the thirteenth resolution, employees of non-French subsidiaries of the SUEZ group located in one of the countries listed in said note who are eligible for either of the Spring 2006 formulae and who wish to be able to later subscribe to them, must not take part in the vote on this resolution.

If, as a result of a large number of subscriptions, the number of shares subscribed exceeds the maximum number of shares authorized to be issued pursuant to the twelfth and thirteenth resolutions of this Shareholders’ Meeting, employee subscriptions will be reduced in accordance with the following rules:

•

the reduction will be made on an individual resolution basis; if the maximum number of shares which may be issued under one resolution is not exceeded, the employees concerned by this resolution will receive the full number of shares subscribed;

•

if, in respect of one of the two resolutions mentioned above, the number of shares subscribed exceeds the maximum number of shares authorized to be issued under the relevant resolution, the employee subscription will be reduced proportionately;

•

if, in respect of one of the two resolutions mentioned above, the number of shares subscribed exceeds the maximum number of shares authorized to be issued under the relevant resolution, and one of the countries included in the scope of the resolution is itself subject, because of local regulatory or tax limitations, to a maximum subscription limit (hereafter referred to as a “capped country”) and this maximum limit is also exceeded, subscriptions submitted by employees located in the capped country will be reduced proportionately, in priority;

•

if such a reduction does not enable compliance with the maximum number of shares which may be issued under the relevant resolution, a further proportionate reduction will be carried out, concerning all the employees affected by that resolution, including those located in one or more capped countries, those employees located in capped countries being treated in the same way as employees from other countries;

•

employees from Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand who subscribe for shares in SUEZ under the terms of the twelfth resolution of this Shareholders’ Meeting, will receive, for each SUEZ share subscribed, an SAR (Share Appreciation Right), conferring entitlement to nine SUEZ shares issued within the scope of the thirteenth resolution of this Shareholders’ Meeting;

In the event of a reduction in the number of shares subscribed for by these employees as specified above, the number of shares to be issued under the terms of the thirteenth resolution of this Shareholders’ Meeting must also be reduced, by an amount equal to nine times the reduction implemented in relation to the employees under the twelfth resolution of this Shareholders’ Meeting.

Authorization for the Board of Directors to reduce the share capital by canceling shares (fourteenth resolution)

The authorization granted by the Shareholders’ Meeting of May 13, 2005, to reduce the share capital by canceling shares, expires in November 2006.

The shareholders are now asked to grant a new authorization to the Board of Directors, for a period of eighteen months and with the corresponding cancellation of the previous authorization, to reduce the share capital by canceling all or part of the shares purchased by the Company pursuant to Article L. 225-209 of the French Commercial Code.

The Board of Directors would, therefore, be authorized to reduce the share capital of the Company subject to a maximum limit of 10% of its amount, by twenty-four month period.

Amendment of Article 7-4 of the bylaws – Notices that must be made to the

Company (fifteenth resolution)

To avoid the possibility of an escalating takeover bid, the shareholders are asked to:

•	reduce the time limit for informing the Company if any share ownership threshold is crossed from 15 to 5 days, in line with the time limit for reporting any legal threshold crossed;

•	and reduce from 5% to 1% the percentage of shareholdings required for shareholders to comply with the above requirement to have their voting rights rescinded.

These proposals require the amendment of Article 7-4 of the bylaws entitled “Notices that must be made to the Company,” which will henceforth read as follows:

“All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered letter with return receipt requested, within five days of the date on which one of these thresholds is exceeded, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares relating to the unreported fraction at all shareholders’ meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 1% of the share capital of the Company. This request is recorded in the minutes of the Shareholders’ Meeting.”

Assuming that the Shareholders’ Meeting authorize the issue of securities with cancellation of preferential subscription rights, within the scope of the resolutions proposed above, the Board of Directors will draw up an additional report at the time that such resolutions are implemented, in accordance with the provisions of Article 155-2 of the Decree of March 23, 1967.

This report will set out the final terms and conditions of the transaction and will specify:

•

the impact of the proposed issue on shareholders’ situations, in particular as regards their percentage interest in shareholders’ equity at the end of the previous fiscal year, it being specified that where this is more than six years prior to the proposed transaction, the impact will be assessed in light of interim financial statements drawn up in accordance with the same accounting methods and presentation rules as for the previous fiscal year’s balance sheet;

•	the theoretical impact on the current share price, calculated by reference to the average share price during the twenty stock market sessions preceding the transaction.

This information will be presented taking into account all the issued securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company.

The Board of Directors

Financial year ended December 31, 2005

AUDITORS’ SPECIAL REPORT ON REGULATED

RELATED-PARTY AGREEMENTS

To the shareholders,

As statutory auditors of your Company, we hereby present our report on regulated related party transactions.

Agreements approved during the financial year

In accordance with article L. 225-40 of the French Company Law (Code de commerce), we have been informed of the agreements which were subject to the prior approval of you Board of Directors.

The terms of our engagement do not require us to identify such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the decree of March 23, 1967, to assess the significance attached to these agreements and to their related approval.

We conducted our work in accordance with professional standards applicable in France. These standards require that we conduct procedures in order to agree the information provided to us with relevant source documents.

1. With Toulouse & Associés

Director concerned

Mr. Peyrelevade

Nature and purpose

In the context of the planned opening of the electricity and gas markets in Europe, your Company decided to carry out a study regarding its development strategy. In its meeting on January 19, 2005, your Board of Directors entrusted this assignment to Toulouse & Associés. During the performance of this assignment, Toulouse & Associés began the study of the financial impacts and implementation of an increase in SUEZ’s interest in Electrabel.

In its meeting on September 7, 2005, your Board of Directors authorized a new agreement with Toulouse & Associés to complete and further detail the study in question, within the scope of the public Combined Public Offer for the shares of Electrabel.

Terms and conditions

Toulouse & Associés received a total remuneration of 360,000 euros (exclusive of tax) for the first phase of its assignment.

For the second phase of the assignment, the remuneration allocated to Toulouse & Associés was as follows:

•

A fixed fee of 1.3 million of euros (exclusive of tax), upon completion of the settlement-delivery of the Electrabel shares contributed to SUEZ within the framework of the public combined cash and exchange offer,

•	A success fee of 1,0 million of euros (exclusive of tax), if the final percentage of the SUEZ Group’s shareholding in Electrabel were to surpass 75%.

2. With SUEZ Group companies that are not members of the GIE SUEZ

    Alliance

Directors concerned

Mr. Mestrallet, Mr. Davignon, Mr. Gandois, and Mr. Rudder

Nature and purpose

Since the end of 2001, the GIE SUEZ Alliance has been the Group’s central financing vehicle on the banking and bond markets. In its meeting on March 9, 2005, your Board of Directors expressly authorized the extension of the GIE SUEZ Alliance activities to the most significant subsidiaries of your company that are not members of the GIE SUEZ Alliance, in order to facilitate their financing. The subsidiaries concerned by this new agreement are the following: Distrigaz, Electrabel, Fluxys, SUEZ Energy North America, Tractebel Financial US Inc. (with the SENA guarantee), Fabricom, SUEZ Environnement UK Holding, SUEZ Environnement Allemagne Holding, SUEZ Environnement Espagne Holding, Degrémont, Eurawasser, Sita Allemagne, Sita Belgium, Sita NL, Sita UK, Teris NA, and United Water Inc. In its capacity as parent company of the Group, your company will be the ultimate guarantor with respect to these subsidiaries for any debt that any one of them might have and that exceeds the pro-rata share of the member company acting as guarantor.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

3. With Calyon and Morgan Stanley

A. Combined Public Offer regarding the shares of Electrabel and cash increase in capital of your company

Directors concerned

Mr. Alphandery, Mr. Carron, and Lord Simon of Highbury

Nature and purpose

Within the scope of the proposed Combined Public Offer for the shares of Electrabel not already held by your company and its subsidiaries and in order to finance this acquisition, the Board of Directors, in its meeting on August 9, 2005, expressly approved the following agreements:

•	The appointment letters signed with Calyon and Morgan Stanley elating to their assignments regarding the contemplated offer.

•	The credit agreement signed with Calyon and Morgan Stanley

•	The granting of a guarantee from your company, should SUEZ Finance, a wholly owned subsidiary of your company, become a party to the credit agreement in the capacity as a borrower.

•	The deposit account agreement, unconditional credit agreement and the engagement letter signed with Calyon Belgium.

Within the scope of the proposed cash increase of your company’s capital, with maintenance of the preferential subscription right, the Board of Directors, in its meeting on September 7, 2005, expressly approved a guarantee agreement entitled “underwriting agreement,” signed, in particular, with Calyon and Morgan Stanley.

Terms and conditions

With respect to their advice on the acquisition of the Electrabel shares not held by SUEZ and its subsidiaries, the arrangement and the underwriting of the corresponding credit line, as well as the structure and the “underwriting agreement” of the cash capital increase, Morgan Stanley and Calyon received together a total amount of 68 million of euros(exclusive of tax).

Agreements approved in prior financial years that continued to be performed during the current financial year

Moreover, in accordance with the Decree of March 23, 1967, we were informed that the performance of the following agreements, approved in prior financial years, continued during the current year.

1. With SUEZ Group companies located in France, Belgium and the

    Netherlands

Nature and purpose

Within the framework of the SUEZ Group’s refinancing policy, it was decided to implement an international program for the securization of receivables of Group companies located in France, Belgium and the Netherlands. This program, named Zeus, comprises three sections: Helios, Demeter and Nausikaa.

In its meeting on January 9, 2002, your Board of Directors expressly authorized the agreements signed within this framework and approved the participation of your company in the securitization program for the Demeter part, containing SITA and some of its subsidiaries, and the Helios part containing Elyo and its subsidiary CPCU.

In its meeting on September 4, 2002, your Board of Directors approved the SUEZ Group’s participation in the securitization program for the Nausikaa part containing the Fabricom group and some of its subsidiaries.

In addition, your Board of Directors authorized your Company to grant a guarantee, in favor of the securitized debt fund and the participants, to cover the commitments of the Groupe SUEZ companies participating in the transaction.

Terms and conditions

As of December 31, 2005, the outstanding securitized receivables amount to 494.4 million of eurosand the deposit with the private-debt fund amounts to 102.8 million of euros.

2. With FirstMark Communication France

Nature and purpose

In its meeting on April 26, 2002, your Board of Directors authorized the contribution of FirstMark Communication France to Neuf Telecom (formerly LD Com) by your Company, corresponding to a value of 210 million of euros. In accordance with the terms of this contribution, your Company received approximately 16.7% of the share capital of Neuf Telecom.

This contribution includes certain direct commitments in favor of Neuf Telecom and a guarantee for all of the obligations of three of your Company’s subsidiaries that were merged with SUEZ Communication during fiscal year 2004.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

3. With Ondeo Nalco

Nature and purpose

In the context of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease agreement, which is renewable, your Board of Directors, in its meeting on November 20, 2002, authorized your Company to issue a guarantee with respect to all of Ondeo Nalco’s obligations. In its meeting on August 26, 2003, the Board of Directors voted to maintain this guarantee after the sale of Ondeo Nalco.

This guarantee is unlimited for the duration of the leasehold obligations (including renewals) and obligations relating to other agreements; it is also irrevocable and unconditional.

As Ondeo Nalco is counter-guaranteeing SUEZ and both companies are signatories to a Participation Agreement within the scope of this transaction, the corresponding agreements had been previously authorized.

Terms and conditions

This guarantee has had no impact on fiscal year 2005.

4. With Elyo

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the performance guarantee granted by your Company to Elyo, relating to the construction and operation of a household waste incineration plant in Rillieux-la-Pape (Rhône).

This agreement will expire on June 30, 2019.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

5. With Elyo, Lyonnaise des Eaux France, Ondeo, SUEZ Environnement, SITA

    France, SUEZ Finance and SUEZ-TRACTEBEL

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, the G.I.E. SUEZ Alliance, and the adhesion of your Company in this GIE.

During this same meeting, your Board of Directors approved the grant by your Company of a guarantee for the benefit of the other members of the GIE that are subsidiaries of your Company. Consequently, your Company, in its capacity as parent company of the Group, will be the ultimate guarantor for any debt that any of the members would have to pay and which would be other its share.

In its meeting of March 6, 2002, your Board of Directors authorized the adhesion of SUEZ-TRACTEBEL in the G.I.E. SUEZ Alliance, and the grant by your Company to SUEZ-TRACTEBEL of the guarantee granted by the Group to all other members of the GIE in accordance with Article 2 of the internal agreement.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

6. With Cofixel

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorized the sale by your company of INEO, Entrepose and Delattre-Levivier to Cofixel (the French holding of the Fabricom Group). The overall sale price is 276.9 million of euros, which corresponds to the price paid by your Company to acquire these subsidiaries from Groupe GTM in October 2000.

During this same meeting, your Board of Directors also granted the following guarantees by your Company:

•	A certain number of other guarantees, for an amount globally limited to 40 million of euros, to be implemented before December 31, 2005 at the latest and which relate to all of the sold companies;

•	a guarantee in the event that INEO were held liable for the fire that occurred at the Crédit Lyonnais corporate headquarters, for an unlimited amount and an unlimited time period.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

7. With SUEZ Environnement

Nature and purpose

Your Company has a counter-guarantee from SITA for the guarantees provided by your Company to the Hong Kong authorities as part of the acquisition by SITA of Browning-Ferries Industries’ international activities. This undertaking does not mention any amount or period of validity.

Moreover, your Company guaranteed the call for tenders regarding the Nent landfill; this is still in force.

Terms and conditions

These agreements have had no impact on fiscal year 2005.

8. With Crédit Agricole S.A.

Nature and purpose

Your Company granted vendor warranties to Crédit Agricole S.A. with respect to the sale of a majority controlling interest in Banque Indosuez. The maximum amount that may be drawn in respect of this seller’s warranty amounts to 355.2 million of eurosas of December 31, 2005.

Terms and conditions

This guarantee, limited to 24% of the sale price, was the subject of a third-party notice of 0.9 million of eurosduring fiscal year 2005.

9. With Findim

Nature and purpose

Your Company provided joint and several surety to the buyer of ISM SA for all payments owed by Findim. The surety concerns warranties granted within the framework of the sale of ISM SA, i.e., vendor warranties that are capped at 25% of the sale price, i.e., 40.4 million of euros. These warranties were valid for two years as from the closing date of the transcription, i.e., until September 30, 2000, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

Moreover, the Company provided joint and several surety covering all of Findim’s undertakings with respect to the sale of Banque La Hénin. This guarantee was valid until the end of 2001, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

Terms and conditions

These agreements have had no impact on fiscal year 2005.

10. With Degrémont and Northumbrian Water Group

Nature and purpose

The guarantee and counter-guarantee provided within the framework of the joint offer made by Northumbrian Water Group and Ondeo Degrémont for a contract to operate a waste water treatment plant are still in force.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

11. With Lyonnaise Deutschland

Nature and purpose

The receivable due by Lyonnaise Deutschland (amounting to EUR 19.9 million as of December 31, 2005), as well as the interest accrued or to be accrued, is considered a debt of the lowest priority of which payment by Lyonnaise Deutschland will be subordinated to the Company’s return to profit or to liquidating dividend being recorded.

Terms and conditions

This agreement has had no impact on fiscal year 2005.

Neuilly-sur-Seine, April 5, 2006

The Statutory Auditors

Barbier Frinault & Autres Ernst & Young		Deloitte & Associés

Christian Chochon		Jean-Paul Picard

Statutory auditors’ report to the Combined Shareholders’

Meeting of May 5, 2006

To the shareholders of SUEZ,

As statutory auditors of your Company, we hereby present you with our report on the various transactions that you have been requested to review.

1. Report on the issuance of various marketable securities with and without cancellation of preferential subscription rights (7th, 8th, 9th and 11th resolutions)

Pursuant to the engagement set forth in the French Commercial Code (Code de commerce) and specifically Articles L. 225-135, L. 225-136 and L. 228-92, we present you with our report on the various projects to issue shares and marketable securities, transactions which you are requested to review.

The Board of Directors proposes that you:

- confer full powers on it for the purpose of deciding on:

•

the issue, with retention of preferential subscription rights, of shares and marketable securities giving access, immediately or in the future, to shares of the Company or companies of which it holds, directly or indirectly, more than one-half of the share capital (7th resolution),

•

the issue, with cancellation of preferential subscription rights, of ordinary shares and marketable securities giving access, immediately or in the future, to shares of the Company or companies of which it holds, directly or indirectly, more than one-half of the share capital, with the option for the Board of Directors to create a priority right in favor of shareholders, (8th resolution), it being specified that this authorization will also enable the Board of Directors to issue shares of the company, to which entitlement would be granted by marketable securities issued by one of the companies of which it holds, directly or indirectly, more than onehalf of the share capital,

•

the issue of securities intended to remunerate the securities which would be contributed to the Company in the event of a public exchange offer initiated by your Company or, up to a maximum limit of 10% of the share capital, in-kind benefits granted to the Company and comprised of shares of capital (8th resolution),

•	the issue of marketable securities comprised of liens on the Company (11th resolution),

- authorize the Board of Directors, pursuant to the 9th resolution and in connection with the implementation of the delegation of authority referred to in the 8th resolution, to set the issue price, within the annual legal limit of 10% of the share capital, in excess of or equal to the minimum value set forth in Article L. 225-136 1° of the French Commercial Code and the share’s closing price on Euronext Paris on the day preceding the issue, with a possible 10% reduction.

In accordance with Article L. 225 135-1 of the French Commercial Code, if the Board of Directors notes that the demand exceeds the number of shares pursuant to the 7th and 8th resolutions, the number of shares may be increased up to a maximum limit of 15% of the initial issue at the same price and subject to the total cap specified below.

The total par value amount of share capital increases likely to be performed immediately or in the future shall be limited to €500 million, to which may possibly be added the total par value amount of shares to be issued to preserve the rights of the holders of these shares in accordance with the law as well as holders of debt securities for €5 billion.

Based on its report, the Board of Directors proposes that you confer all powers on it, for a period of 26 months, pursuant to Article L. 225-129-2 of the French Commercial Code, to decide on these transactions, set the issue terms and conditions within the above-mentioned limits and proposes that you cancel your preferential subscription right in the 8th resolution.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the share price of the shares to be issued.

Subject to the subsequent review of the terms and conditions of the proposed issuance, we have no comment to make on the terms and conditions for determining the share issue price as set forth in the Board of Directors’ report pursuant to the 8th and 9th resolutions, it being specified that we will make no comment on the terms and conditions for determining the share issue price of shares to be issued in connection with the implementation of the 7th resolution which are not specified in the Board of Directors’ report.

As the share issue price has not yet been set, we can express no opinion on the final terms and conditions under which the issuance will be performed and consequently on the proposal to cancel your preferential share subscription rights in the 8th resolution.

In accordance with Article 155-2 of the decree of March 23, 1967, we will prepare an additional report when your Board of Directors performs the proposed issuance.

2. Report on the issue of equity warrants for no consideration in the event of a takeover bid for the Company (10th resolution)

Pursuant to the engagement set forth in Article L. 228-92 of the French Commercial Code, we hereby present you with our report on the proposed issue of equity warrants for no consideration in the event of a takeover bid for the Company.

Based on its report, the Board of Directors proposes that you confer all powers on it, pursuant to Article L. 233-32-II of the French Commercial Code, for the purpose of:

-

deciding on the issue of equity warrants subject to the regime set forth in Articles L. 233-32-2 and L. 233-33 of the French Commercial Code for subscription, under preferential conditions, to one or several shares of the Company and their granting for no consideration to all the shareholders of the Company having this capacity before the expiration of the takeover bid offering period,

-	setting the exercise terms and conditions and characteristics of the equity warrants.

The maximum par value amount of ordinary shares that could be issued may not exceed a maximum of €2.7 billion and the maximum number of warrants which could be issued may not exceed the number of shares comprising the share capital at the time of the issue of the warrants. This authority may only be used in the event of a takeover bid for the Company.

We conducted our work in accordance with professional guidelines applicable in France. These guidelines require that we perform procedures to verify the content of the Board of Directors’ report with respect to this transaction.

We have no comment to make on the information set forth in the Board of Directors’ report regarding the contemplated issue of equity warrants in the event of a takeover bid for the Company.

In accordance with Article 155-2 of the decree of March 23, 1967, we will prepare an additional report when your Board of Directors performs the proposed issuance.

3. Report on the share capital increase reserved for employees belonging to a

    SUEZ Group corporate savings plan (12th resolution)

Pursuant to the engagement set forth in Article L. 225-138 of the French Commercial Code, we hereby present you with our report on the proposed share capital increase reserved for employees belonging to a SUEZ Group corporate savings plan and/or a voluntary employee retirement savings partnership, a transaction which you are requested to review. The number of shares which could be issued pursuant to the 12th resolution is limited to 3% of the share capital as of the date on which the Board of Directors makes its decision.

This decision is submitted for your approval pursuant to Article L. 225-129-6 of the French Commercial Code and Article L. 443-5 of the French Labor Code.

Based on its report, the Board of Directors proposes that you confer all powers on it, for a period of 26 months, pursuant to Article L. 225-129-2 of the French Commercial Code to decide on the transaction and set the issue terms and conditions and proposes that you cancel your preferential subscription rights.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the issue price.

Subject to the subsequent review of the terms and conditions of the proposed capital increase, we have no comment to make on the terms and conditions for determining the issue price as set forth in the Board of Directors’ report.

As the share issue price has not yet been set, we can express no opinion on the final terms and conditions under which the issuance will be performed and consequently on the proposal to cancel your preferential subscription rights; however, this type of cancellation is a logical element of the transaction submitted to you for approval.

In accordance with Article 155-2 of the decree of March 23, 1967, we will prepare an additional report when your Board of Directors performs the proposed issuance.

4. Report on the share capital increase reserved for Spring Multiple 2006

    S.C.A. and/or any company, whose sole purpose is to subscribe, hold and sell SUEZ shares or other financial instruments in connection with one of the multiple options of the SUEZ Group’s international employee shareholding plan (13th resolution)

Pursuant to the engagement set forth in Article L. 225-138 of the French Commercial Code, we hereby present you with our report on the proposed share capital increase reserved for Spring Multiple 2006 SCA and/or any company, whose sole purpose is to subscribe, hold and sell SUEZ shares or other financial instruments in connection with one of the multiple options of the SUEZ Group’s international employee shareholding plan, a transaction which you are requested to review. The share capital increase which may be performed pursuant to the 13th resolution is limited to a maximum par value amount of €30 million.

Based on its report, the Board of Directors proposes that you confer all powers on it, for a period of 18 months, pursuant to Article L. 225-129-2 of the French Commercial Code, to decide on the transaction and set the issue terms and conditions and proposes that you cancel your preferential subscription rights.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the issue price.

Subject to the subsequent review of the terms and conditions of the proposed issuance, we have no comment to make on the terms and conditions for determining the issue price as set forth in the Board of Directors’ report.

As the share issue price has not yet been set, we can express no opinion on the final terms and conditions under which the issuance will be performed and consequently on the proposal to cancel your preferential subscription rights; however, this type of cancellation is a logical element of the transaction submitted to you for approval.

In accordance with Article 155-2 of the decree of March 23, 1967, we will prepare an additional report when your Board of Directors performs the proposed issuance.

5. Report on the reduction of share capital by the cancellation of shares (14th resolution)

Pursuant to the engagement set forth in Article L. 225-209, paragraph 7 of the French Commercial Code in the event of a reduction in share capital by cancellation of shares, we have prepared this report to inform you of our assessment of the reasons for and the terms and conditions of the proposed share capital reduction.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review in order to examine the fairness of the reasons for and the terms and conditions of the proposed share capital reduction.

This transaction involves the purchase by the Company of its own shares, up to a maximum of 10% of the share capital, pursuant to the terms and conditions set forth in Article L. 225-209 of the French Commercial Code. This purchase authorization is subject to the approval of the Annual General Meeting and will be given for a period of 18 months (6th resolution).

Shareholders are requested to confer all necessary powers on the Board of Directors, during a period of 18 months, to cancel the shares purchased by the Company, pursuant to the share purchase authorization, up to limit of 10% of the share capital by 24-month period.

We have no comments on the reasons for or the terms and conditions of the proposed share capital reduction, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

Neuilly-sur-Seine, April 5, 2006

The Statutory Auditors

Barbier Frinault & Autres Ernst & Young		Deloitte & Associés

Christian Chochon	Jean-Paul Picard

(This is a free translation of the original French text for convenience purposes only.)

Independent expert’s report

On the terms and conditions of the share capital increase reserved for Spring

Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and sell SUEZ shares or other financial instruments in connection with the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

To the Shareholders,

In my capacity as independent expert, I hereby present you with my report on the share capital increase reserved for Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and sell SUEZ shares or other financial instruments in connection with the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

For ease of reference in this document, we will use the term “Special Purpose Entity” to refer to the company for which the reserved share issue is carried out; it is specified that this may be Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and sell SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan.

The aim of this transaction, if the Board of Directors decides on its implementation, is to enable non-French employees of the Group who wish to participate in the leveraged employee savings plan to benefit, through the Special Purpose Entity, from subscription terms and conditions for new SUEZ shares equivalent to those offered to employees of French companies under the Group Savings Plan.

In accordance with the legal provisions governing Group Savings Plans, French employees will be able to subscribe through an employee investment fund for SUEZ shares at a price which is 20% below the average opening share price during the twenty stock market sessions prior to the decision of the Board of Directors or the Chairman, as the case may be, to issue shares reserved for French employees, pursuant to the twelth resolution of this Shareholders’ Meeting.

The share capital increase reserved indirectly for employees of non-French Group subsidiaries would enable them to subscribe for SUEZ shares under the following terms and conditions:

•	the share capital increase resulting from this subscription will not exceed a maximum par value amount of €30 million, on one or more occasions, within an eighteen-month period;

•	the subscription price will be exactly the same as that offered to French employees, that is at a price 20% below the average opening share price during the twenty stock market sessions prior to the date of the decision to issue shares reserved for French and non-French employees.

This report is based on a review of the terms and conditions of the share capital increase reserved for the Special Purpose Entity. It did not focus on the detailed terms and conditions under which this Special Purpose Entity is, or will in future be, organized in order to reproduce, for employees of non-French subsidiaries, an economic profile as close as possible to that offered to employees of French Group companies, using an identical subscription price.

Based on the various documents provided, my analysis of the transaction which you are asked to approve leads me to confirm that the subscription price offered to non-French employees of your Group, through the Special Purpose Entity, is indeed identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share capital increases reserved for the employees of the French companies on the one hand and those reserved for the employees of non-French subsidiaries on the other must be performed at the same time.

It is consequently your responsibility to assess the subscription terms and conditions offered to the Special Purpose Entity and approve or reject the resolution regarding this transaction proposed by your Board of Directors.

Paris, March 9, 2006

Jean Borjeix Managing partner SARL JFB Analyses Advisor to Oddo et Cie

Resolutions

A. Resolutions presented to the Ordinary Shareholders’ Meeting

First resolution – Approval of transactions and the annual statutory financial statements for fiscal year 2005

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report, approve the transactions which took place in fiscal year 2005 and the statutory financial statements for the year ended December 31, 2005 as presented to them.

Second resolution – Approval of the consolidated financial statements for fiscal year 2005

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2005 as presented to them.

Third resolution – Appropriation of earnings and declaration of dividend

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and noting statutory net earnings for the fiscal year of €1,000,428,439.49 and retained earnings of €1,923,098,936.45, approve the appropriation of these two amounts totaling €2,923,527,375.94, as proposed by the Board of Directors, as follows:

In euros
Statutory dividend of 5% of the par value (€0.10 per share) on 1,271,056,059 shares, dividend rights as of January 1, 2005	127,105,605.90
Additional dividend (€0.90 per share) on 1,271,056,059 shares, dividend rights as of January 1, 2005	1,143,950,453.10
Total distribution (€1 per share)	1,271,056,059.00
To the “Other reserves” item	1,652,471,316.94
2,923,527,375.94

Accordingly, the Shareholders declare a net dividend for fiscal year 2005 of €1 per share. This entire distribution is eligible for the 40% deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 8, 2006.

In the event that on the date the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividend not paid on these shares will be allocated to the “Other reserves” item.

Pursuant to applicable law, the Shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Fiscal year	Number of shares with dividends (millions of euros)	Breakdown of amounts (euros)	Net dividend* (euros)	Avoir fiscal* (euros)	Total earnings*
2002	991,856,863 shares fully paid in	704.2	0.70	0.35	1.05
	3,386,799 shares not paid in	2.1	0.60	0.30	0.90
2003	992,256,980 shares fully paid in	704.5	0.70	0.35	1.05
	3,273,914 shares not paid in	2.3	0.70	0.35	1.05
2004	1,008,434,678 shares fully paid in	806.7	0.79	-	0.79

*	After adjustment following the capital increase in cash of October 12, 2005, with retention of preferential subscription rights.

Fourth resolution – Statutory Auditors’ Report on regulated agreements

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Statutory Auditors’ Special Report on the regulated agreements referred to in Article L. 225-38 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fifth resolution – Renewal of the term of office of a Director (Jean-Jacques

Salane)

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew Jean-Jacques Salane’s term of office as Director for a period of four years.

Mr. Salane’s term of office shall expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2009.

Sixth resolution – Authorization for the Board of Directors to trade in the

Company’s shares

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the overview of the stock repurchase program, authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L. 225-209 of the French Commercial Code with a view to:

•	enabling an investment services provider to stabilize the share price under liquidity agreements;

•	their subsequent cancellation as part of a reduction of share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•	granting or selling them to employees or former employees of the Group, or implementing stock option plans;

•	keeping them or subsequently using them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•

using them to cover issued securities which carry with them rights to shares in the Company, by means of allocating shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

And in accordance with the following terms and conditions:

•	the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €5 billion;

•	the maximum purchase price may not exceed €40.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, pursuant to applicable law.

In the event of a share capital increase by capitalization of reserves and the free grant of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization shall come into effect at the end of this Shareholders’ Meeting and be valid for a period of eighteen months as from the date hereof; it shall supersede the authorization granted by the thirteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of Shareholders of May 13, 2005.

The shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B. Resolutions presented to the Extraordinary Shareholders’ Meeting

Seventh resolution – Authorization granted to the Board of Directors to increase the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or its subsidiaries,

immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129-2, L. 225-132, L. 228-92, and L. 228-93 thereof:

1.	Confer full powers on the Board of Directors to increase the share capital, on one or more occasions, in the amounts and at times decided by it:

a.

through the issue, in euros, foreign currency or any other monetary unit established by reference to several currencies, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or companies of which it directly or indirectly holds over one-half of the share capital, immediately or in the future, at any time or on a fixed date;

b.

and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the allocation of free shares or an increase in the par value of existing shares.

2.	Confer these powers for a period of twenty-six months as from the date of this Shareholders’ Meeting.

3.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

•	in the case of a capital increase performed by way of the issues referred to in paragraph 1.a. above:

a.

the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed €500 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of the holders of these securities pursuant to applicable law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the eighth and ninth resolutions of this Shareholders’ Meeting;

b.

the total maximum par value amount of the aforementioned debt securities may not exceed €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to the debt securities issued pursuant to the eighth, ninth and eleventh resolutions of this Shareholders’ Meeting;

•

in the case of the capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of the amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 3.a. above.

•

decide, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the full number of shares allotted.

4.	In the event of the utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 1.a. above:

•	decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as right;

•

confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

•

decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and pursuant to applicable law:

-	limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,

-	freely allot all or part of the issued securities not subscribed,

-	offer to the general public all or part of the issued securities not subscribed, on French and/or international markets;

•

decide, in accordance with Article L. 225.135-1 of the French Commercial Code, that if the Board of Directors notes that demand is likely to exceed supply, the number of shares may be increased within thirty days of the end of the subscription period, subject to a maximum limit of 15% of the initial issue and at the same price, subject to the ceiling referred to in paragraph 3.a. above.

5.

Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary Shareholders’ Meeting of shareholders of April 27, 2004, to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

Eighth resolution – Authorization granted to the Board of Directors to increase the share capital by means of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries,

immediately or in the future, or of shares in the Company to which entitlement is granted through securities to be issued by the subsidiaries, including in exchange for shares tendered within the context of a public exchange offer

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129.2, L. 225-135, L. 228-92 and L.228-93 thereof:

1.

Confer full powers on the Board of Directors to increase the share capital, on one or more occasions, in the amounts and at times decided by it, in France or in other countries, in euros, foreign currency or any other monetary unit established by reference to several currencies, through the issue:

•

by the Company, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or in companies of which it directly or indirectly holds over one-half of the share capital, immediately or in the future, at any time or on a fixed date, it being specified that these securities may be issued either in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L. 225-148 of the French Commercial Code, or, as per the Contribution Auditor’s Report and subject to a maximum limit of 10% of the company’s share capital as of the date of this Shareholders’ Meeting, in consideration for contributions in kind to the company consisting of shares or securities convertible, redeemable or otherwise exercisable for shares in the Company, in the event that the conditions of Article L. 225-148 of the Commercial Code do not apply;

•

and/or by one of the companies in which SUEZ holds, directly or indirectly, more than one-half of the share capital, and with the approval of said company, any securities convertible, redeemable or otherwise exercisable for shares in the Company, immediately or in the future.

2.	Confer these powers for a period of twenty-six months as from the date of this Shareholders’ Meeting.

3.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

a.

the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed €500 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the seventh and ninth resolutions of this Shareholders’ Meeting;

b.

the total maximum par value amount of the aforementioned debt securities may not exceed €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to the debt securities issued pursuant to the seventh, ninth and eleventh resolutions of this Shareholders’ Meeting.

4.

Decide to cancel the preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which SUEZ holds, directly or indirectly, more than onehalf of the share capital, and to authorize the Board of Directors, in accordance with paragraph 2 of Article L. 225-135 of the French Commercial Code, to offer the shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, a deadline for priority entitlement to subscription, which may not be less than three trading days, without creation of negotiable rights, and which may be exercised in proportion to the number of ordinary shares held by each shareholder. Additional subscription rights may apply if granted by the Board of Directors.

5.

Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

•	limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided;

•	freely allot all or part of the securities not subscribed.

6.

Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued pursuant to this authorization, shall be at least equal to the minimum value set by paragraph 1 of Article 225-136 of the French Commercial Code, that is currently the weighted average opening price of the share on the Paris Bourse during the last three trading days preceding the issue of the shares and/or securities conferring entitlement thereto, less the 5% discount provided for by French law, and after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

7.

Decide, in accordance with Article L. 225.135-1 of the French Commercial Code, that if the Board of Directors notes that demand is likely to exceed supply, the number of shares may be increased within thirty days of the end of the subscription period, subject to a maximum limit of 15% of the initial issue and at the same price, subject to the ceiling referred to in paragraph 3.a. above.

8.

Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary Shareholders’ Meeting of shareholders of April 27, 2004, to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

Ninth resolution – Authorization granted to the Board of Directors in the event of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company, pursuant to the conditions of the eighth resolution, to set the issue price in accordance with the terms and conditions decided by the

Shareholders’ Meeting, subject to a maximum limit of 10% of the capital

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report and in accordance with Article L. 225-136 of the French Commercial Code:

1.

Authorize the Board of Directors, for each of the issues decided pursuant to the eighth resolution and subject to a maximum limit of 10% of the share capital, as of the date of this Shareholders’ Meeting, by twelve month period, to set the issue price in accordance with the following terms and conditions:

a)	the share issue price will be at least equal to the share’s closing price on the Paris Bourse on the day preceding the issue, with a possible 10% reduction,

b)	the issue price of the securities will be the amount immediately received by the Company plus, where applicable, any amount that the Company may subsequently receive, or, for each share issued after the issue of the securities, at least equal to the amount referred to in paragraph 1.a. above;

2.

Decide that the par value of the capital increase resulting from his resolution will be deducted from the par value of the shares issued, directly or otherwise, pursuant to the seventh and eighth resolutions of this Shareholders’ Meeting.

3.	Confer these powers for a period of twenty-six months as from the date of this Shareholders’ Meeting.

4.	Confer full powers on the Board of Directors, or a duly authorized representative, to implement this authorization, pursuant to applicable law.

Tenth resolution – Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

The shareholders, deliberating as an Extraordinary General Meeting in accordance with the provisions of Article L. 225-98 of the French Commercial Code and having reviewed the Board of Directors’ report:

1.

Authorize the Board of Directors to issue, on one or several occasions, pursuant to the provisions of Articles L. 233-32 II and L. 233-33 of the French Commercial Code, equity warrants enabling subscription, under preferential terms, to a share or shares in the Company, and the free allotment thereof to all of the Company’s shareholders having shareholder status before the expiry of the public offer period, as well as to determine the conditions of exercise and features of the warrants. The total maximum par value of ordinary shares issued in this way may not exceed a limit of €2.7 billion and the maximum number of warrants issued may not exceed the number of shares making up the share capital at the time that the warrants are issued.

2.	Decide that this authorization may only be used in the event of a public offer for the Company.

3.	Confer full powers on the Board of Directors, with the possibility of subdelegation by the Board, to implement this authorization pursuant to applicable law.

Eleventh resolution – Authorization granted to the Board of Directors to issue complex debt securities

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report:

1.

Authorize the Board of Directors to issue, on one or several occasions, at times decided by it, in France and/or other countries, all complex debt securities, at a fixed or variable rate, subordinated or perpetual, in euros, foreign currency or any monetary unit established by reference to several currencies.

2.

Decide that the maximum par value amount of the issues that may be carried out by the Board of Directors pursuant to this authorization may not exceed a maximum of €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the seventh, eighth and ninth resolutions of this Shareholders’ Meeting.

3.	Confer these powers for a period of twenty-six months as from the date of this Shareholders’ Meeting.

4.	Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary Shareholders’ Meeting of Shareholders of May 5, 2000 to issue bonds and debt securities.

Twelfth resolution – Authorization granted to the Board of Directors to issue shares reserved for employees belonging to a SUEZ Group corporate savings plan

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129, L. 225-138 and L. 225-138-1 thereof, as well as Articles L. 443-1 et seq. of the French Labor Code:

•	cancel the authorization granted under the sixteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of shareholders of April 27, 2004, to increase the share capital in favor of employees belonging to a SUEZ Group corporate savings plan;

•	authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a twenty-six month period commencing as from the date of this Shareholders’ Meeting;

•	reserve the subscription of the entire share issue for employees of the Company and affiliated companies or economic interest groups within the meaning of Article L. 233-16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee retirement saving partnership (hereinafter the “Employees”), said Employees being able to subscribe directly or via the intermediary of a company mutual fund;

•	authorize the Board of Directors, within the framework set by this resolution, to allocate free shares or other securities conferring entitlement to shares, subject to the limits laid down by Article L. 443-5 of the French Labor Code;

•	decide that the total number of shares subscribed and/or allocated pursuant to this resolution must not exceed 3% of the share capital, as of the date of the Board of Directors’ decision;

•	cancel shareholder preferential subscription rights in favor of the Employees for whom the share issue is reserved;

•	decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening price of the share on Euronext Paris during the 20 stock market sessions preceding the date of the decision of the Board of Directors or, where applicable, the Chairman, setting the subscription period opening date for the share issue reserved for Employees.

Thirteenth resolution – Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of

Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the

SUEZ Group’s international employee shareholding plans

NOTA BENE:

Employees eligible to participate in one of the multiple Spring 2006 operation formulae, and employed by non-French subsidiaries of the SUEZ Group located in the following countries:

Germany, Argentina, Australia, Austria, Belgium, Brazil, Chile, Spain, the United States, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, Norway, New Caledonia, the Netherlands, Peru, Poland, French Polynesia, Portugal, the Czech Republic, the United Kingdom, Slovakia, Sweden, Switzerland and Thailand, who are SUEZ shareholders as of the date of this Shareholders’ Meeting and who wish to attend the meeting or be represented must not take part in the vote on the thirteenth resolution if they later wish to subscribe to one of the multiple Spring 2006 operation formulae.

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, in accordance with Article L. 225-138 of the French Commercial Code and having reviewed the Board of Directors’ Report, the Statutory Auditors’ Special Report and the Independent Expert’s Report:

•

authorize the Board of Directors to increase the share capital, on one or more occasions, over a period of eighteen months as from the date of this Shareholders’ Meeting, by a maximum par value amount of €30 million via the issue of a maximum of 15 million new shares with a par value of €2 each. The final amount (hereinafter the “Final Amount”) of the share capital increase shall be calculated as follows:

10 x + 9 a

where “x” and “a,” after any reductions, are as follows:

-“x,” total employee subscriptions to the share capital of Spring Multiple 2006 SCA and/or the capital of any company qualifying for the cancellation of preferential subscription rights pursuant to this resolution,

-“a,”

the total amount of subscriptions, in the context of the twelfth resolution of this Shareholders’ Meeting, pursuant to the 2006 multiple formula, as described in the Board of Directors’ Report, by employees with employment contracts governed by the laws of Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand to the share capital of SUEZ or by the employees of any other country that is added to this list by the Board of Directors as specified below ;

•

decide that the total amount of subscriptions by each employee may not exceed the amount specified above and, in the event of excess employee subscriptions, these shall be reduced in accordance with the directions given in the Board of Directors’ Report;

•

decide to cancel the shareholders’ preferential subscription rights and reserve subscription of all shares to be issued, in accordance with Article L. 225-138 of the French Commercial Code, in favor of Spring Multiple 2006 SCA, a Luxembourg société en commandite par actions (limited partnership with shares), with share capital of €31,000, whose registered office is located at 3 avenue Pasteur, L–2311 Luxembourg, registered with the Trade and Companies Registry of Luxembourg, and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan;

•

decide that the issue price of the new shares shall be the same as the price of shares to be issued in the next share capital increase reserved for employees pursuant to the twelfth resolution of this Shareholders’ Meeting and which shall be equal to 80% of the average opening price of SUEZ shares on Euronext Paris during the 20 stock market sessions preceding the date of the decision of the Board of Directors or, where applicable, the Chairman, setting the subscription period opening date for the share issue reserved for employees;

•

authorize the Board of Directors to calculate the subscription formulae which will be offered to employees in each country, in light of the constraints of applicable local laws and, if necessary, add or subtract countries to and from the list for the purposes of calculating the values of “x” and “a” as specified above;

•

decide, where applicable, that the amount of the share issue or that of each share issue, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements.

Fourteenth resolution – Authorization for the Board of Directors to reduce the share capital by canceling shares

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L.225-209 of the French Commercial Code, to reduce the share capital, on one or more occasions, by canceling all or part of the shares purchased by the Company, subject to a maximum limit of 10% of the share capital by twenty-four-month period.

This authorization is granted for a period of eighteen months as from the date of this Shareholders’ Meeting and supersedes that granted by the fourteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of Shareholders of May 13, 2005.

The shareholders confer full powers on the Board of Directors to:

•	perform such share capital reductions;

•	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof;

•	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital;

•	make the appropriate amendments to the bylaws and generally do all that is necessary;

in accordance with applicable law as of the date of implementation of this authorization.

Fifteenth resolution – Amendment of Article 7-4 of the bylaws – Notices that must be made to the Company

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, decide to amend Article 7-4 of the bylaws currently in force, as follows:

Article 7-4 – Notices that must be made to the Company

All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered letter with return receipt requested, within 5 days of the date on which one of these thresholds is crossed, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares relating to the unreported fraction at all shareholders’ meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 1% of the share capital of the Company. This request is recorded in the minutes of the Shareholders’ Meeting.

Sixteenth resolution – Powers to carry out the shareholders’ decisions and perform the related formalities

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary